MOODY'S

2008 ANNUAL REPORT

INSIGHT / INNOVATION / RELIABILITY / EXPERTISE / ENGAGEMENT



09010208

Moody's Financial Highlights

Amounts in millions except per share data	2008	2007	2006	2005	2004
OPERATIONS					
Revenue	**$ 1,755.4**	$ 2,259.0	$ 2,037.1	$ 1,731.6	$ 1,438.3
Operating Income[1]	**$ 748.2**	$ 1,131.0	$ 1,259.5	$ 939.6	$ 786.4
Net Income[2]	**$ 457.6**	$ 701.5	$ 753.9	$ 560.8	$ 425.1
Diluted EPS[2]	**$ 1.87**	$ 2.58	$ 2.58	$ 1.84	$ 1.40
BALANCE SHEET					
Total Assets	**$ 1,773.4**	$ 1,714.6	$ 1,497.7	$ 1,457.2	$ 1,389.3
Long-Term Debt[3]	**$ 750.0**	$ 600.0	$ 300.0	$ 300.0	$ —
EQUITY TRANSACTIONS					
Cost of Share Repurchases[4]	**$ 569.4**	$ 1,672.5	$ 988.3	$ 602.6	$ 116.3
Dividends Paid	**$ 96.8**	$ 85.2	$ 79.5	$ 60.3	$ 44.7

REVENUE
(dollars in millions)



1,438
1,732
2,037
2,259
1,755
'04
'05
'06
'07
'08

OPERATING INCOME
(dollars in millions)



786
940
1,260
1,131
748
'04
'05
'06
'07
'08

DILUTED EPS
(in dollars)



1.40
1.84
2.58
2.58
1.87
'04
'05
'06
'07
'08

(1) The 2008 amount includes minor adjustments related to the $50 million restructuring charge included in the 2007 amount. The 2006 amount includes a gain of $160.6 million related to the building sale.

(2) Net income and diluted EPS in 2008 include minor adjustments to the 2007 restructuring charge and a $10.7 million benefit relating to the resolution of certain legacy tax matters. The 2007 amounts include a $52.3 million benefit related to the resolution of certain legacy tax matters and $30.0 million after-tax related to the restructuring charge. The 2006 amounts include a $94.1 million after-tax gain related to the building sale and a $2.4 million benefit related to certain legacy tax matters. The 2005 and 2004 amounts include $8.8 million of tax benefits and $30.0 million of tax expense related to certain legacy tax matters, respectively.

(3) The 2007 amount includes the $300.0 million Series 2007-1 Notes issued in September 2007. At December 31, 2004, the notes payable scheduled to mature in September 2005 were classified as a current liability.

(4) The cost of share repurchases does not reflect net proceeds from employee stock plans or related tax benefits.

2008 — at a glance

MOODY'S CORPORATION REVENUE AND OPERATING INCOME

1989–2008


LOG SHOWS GROWTH RATES ($MILLIONS LOG SCALE)
10,000
1,000
100
10
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
Revenue
Operating Income

Revenue and operating income for 1998 and prior years exclude Financial Information Services (FIS), which was divested in 1998. Operating income for 2006 and 2007 includes a gain of $160.6 million related to the building sale and a $50.0 million restructuring charge, respectively. Operating income for 2008 includes 2007 restructuring adjustments.

REVENUE BY REGION

2008 Total Revenue: $1,755.4 Million



14%
52%
34%
United States
Europe, Middle East, Africa
Other International

INTERNATIONAL GROWTH

2004–2008



48%
40%
37%
37%
37%
$527
$646
$759
$897
$845
2004
2005
2006
2007
2008
International Revenue (dollars in millions)
% of Total Revenue

MOODY'S INVESTORS SERVICE

2008 Total Revenue: $1,204.7 Million



19%
34%
22%
25%
Structured Finance
Corporate Finance
Financial Institutions
Public, Project and Infrastructure Finance

MOODY'S ANALYTICS

2008 Total Revenue: $550.7 Million



5%
9%
86%
Subscriptions
Software
Consulting

Moody's

March 18, 2009

Dear Stockholder:

You are cordially invited to attend the 2009 Annual Meeting of Stockholders of Moody's Corporation to be held on Tuesday, April 28, 2009, at 9:30 a.m. EST at the Company's offices at 7 World Trade Center at 250 Greenwich Street, New York, New York.

The Notice of Annual Meeting and Proxy Statement accompanying this letter describe the business to be acted upon at the meeting. The Annual Report for the year ended December 31, 2008 is also enclosed.

We are pleased to be using the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our annual meeting, and help to conserve natural resources. Accordingly, on March 18, 2009, we mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2009 Proxy Statement and 2008 Annual Report and vote online. The Notice included instructions on how to request a paper or e-mail copy of the proxy materials, including the Notice of Annual Meeting, Proxy Statement, Annual Report, and proxy card or voting instruction card. Stockholders who requested paper copies of the proxy materials or previously elected to receive the proxy materials electronically did not receive a Notice and will receive the proxy materials in the format requested.

Your vote is important. Whether or not you plan to attend the annual meeting, we encourage you to review the proxy materials and hope you will vote as soon as possible. You may vote by proxy over the Internet or by telephone by using the instructions provided in the Notice. Alternatively, if you requested and received paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card or voting instruction card. Voting over the Internet, by telephone or by written proxy or voting instruction card will ensure your representation at the annual meeting regardless of whether you attend in person. Instructions regarding the three methods of voting are contained in the Notice or proxy card or voting instruction card.

Sincerely,



Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

MOODY'S CORPORATION
7 World Trade Center
250 Greenwich Street
New York, New York 10007

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

The 2009 Annual Meeting of Stockholders of Moody's Corporation will be held on Tuesday, April 28, 2009, at 9:30 a.m. EST at the Company's offices at 7 World Trade Center at 250 Greenwich Street, New York, New York, for the following purposes, all as more fully described in the accompanying Proxy Statement:

1. To elect three Class II directors of the Company to each serve a three-year term;
2. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year 2009;
3. To vote on two stockholder proposals, if properly presented at the meeting; and
4. To transact such other business as may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on March 2, 2009 as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors,



Jane B. Clark
Corporate Secretary

March 18, 2009

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on April 28, 2009: The Proxy Statement and the Company's 2008 Annual Report to Stockholders are available at http://materials.proxyvote.com/615369. Your vote is very important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet as instructed in the Notice of Internet Availability of Proxy Materials. Alternatively, if you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously returned your proxy or voting instruction card or voted by telephone or the Internet.

TABLE OF CONTENTS

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF MOODY'S CORPORATION

General

This Proxy Statement is being furnished to the holders of the common stock, par value $.01 per share (the "Common Stock"), of Moody's Corporation ("Moody's" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") for use in voting at the Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). The Annual Meeting will be held on Tuesday, April 28, 2009, at 9:30 a.m. EST at the Company's principal executive offices located at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. To obtain directions to attend the Annual Meeting and vote in person, please contact the Company's Investor Relations Department by sending an email to *ir@moodys.com.* This Proxy Statement and the accompanying proxy card are first being made available to stockholders on or about March 18, 2009. Moody's telephone number is (212) 553-0300.

Annual Meeting Admission

Stockholders will need an admission ticket to enter the Annual Meeting. For stockholders of record, an admission ticket is attached to the proxy card, which is available over the Internet, or, if you requested paper copies, you will receive a printed proxy card. If you plan to attend the Annual Meeting in person, please retain the admission ticket.

If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the Annual Meeting in person, you may obtain an admission ticket in advance by sending a written request, along with proof of share ownership such as a bank or brokerage account statement, to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. Stockholders who do not have admission tickets will be admitted following verification of ownership at the door.

Internet Availability of Proxy Materials

Under rules recently adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to stockholders. On March 18, 2009, we mailed to our stockholders (other than those who previously requested e-mail or paper delivery) a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review our proxy materials, including this Proxy Statement and the Company's Annual Report. These materials are available at: http://materials.proxyvote.com/615369. The Notice also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Record Date

The Board of Directors has fixed the close of business on March 2, 2009 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of the close of business on the Record Date, there were 235,311,912 shares of Common Stock outstanding. Each holder of Common Stock entitled to vote at the Annual Meeting will be entitled to one vote per share.

How to Vote

In addition to voting in person at the Annual Meeting, stockholders of record can vote by proxy by following the instructions in the Notice and using the Internet or by calling the toll-free telephone number that is available on the Internet. Alternatively, stockholders of record who requested a paper copy of the proxy materials, can vote by proxy by mailing their signed proxy cards. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

If your shares are held in the name of a bank, broker or other holder of record, you may receive a Notice from the holder of record containing instructions that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and Internet voting. If you received the proxy materials in paper form, the materials include a voting instruction card so you can instruct the holder of record how to vote your shares.

Special Voting Procedures for Certain Current and Former Employees

Many current and former employees of the Company have share balances in the Moody's Common Stock Fund of the Moody's Corporation Profit Participation Plan (the "Profit Participation Plan"). The voting procedures described above do not apply to these share balances. Instead, any proxy given by such an employee or former employee will serve as a voting instruction for the trustee of the Profit Participation Plan, as well as a proxy for any shares registered in that person's own name (including shares acquired under the Moody's Corporation Employee Stock Purchase Plan and/or pursuant to restricted stock awards). To allow sufficient time for voting by the trustee, Profit Participation Plan voting instructions must be received by April 24, 2009. If voting instructions have not been received by that date, the trustee will vote those Profit Participation Plan shares in the same proportion as the Profit Participation Plan shares for which it has received instructions, except as otherwise required by law.

Quorum and Voting Requirements

The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. If a quorum is not present at the Annual Meeting, the stockholders present may adjourn the Annual Meeting from time to time, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the Annual Meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner.

Pursuant to the Company's by-laws, each nominee for director is required to receive a majority of the votes cast with respect to such nominee in order to be elected at the Annual Meeting. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions have no effect on the election of directors. Any director subject to election at the Annual Meeting who fails to receive a majority of the votes cast was required, in accordance with the Company's Director Resignation Policy, to tender his resignation for consideration by the Board of Directors, following a review and recommendation from the Governance and Compensation Committee, in accordance with such policy.

The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2009. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on the matter, the shares are considered present at the meeting for such matter, but since they are not affirmative votes for the matter, they will have the same effect as votes against the matter.

The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to adopt the stockholder proposals set forth in this Proxy Statement. Please bear in mind that the adoption of the stockholder proposals included in this Proxy Statement at the Annual Meeting would serve only as a recommendation to the Board of Directors to take the actions requested by the proponents. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on these matters, the shares are considered present at the meeting for such matters, but since they are not affirmative votes for these matters, they will have the same effect as votes against these matters. On the other hand, shares resulting in broker non-votes, if any, while present at the meeting are not entitled to vote for such matters and will have no effect on the outcome of the vote.

Proxies

The proxy provides that you may specify that your shares of Common Stock be voted "For", "Against" or "Abstain" from voting with respect to the director nominees and the other proposals. The Board of Directors recommends that you vote "For" each of the three director nominees named in this Proxy Statement, "For" the ratification of the selection of the independent registered public accounting firm, and "Against" the stockholder proposals. All shares of Common Stock represented by properly executed proxies received prior to or at the Annual Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. Properly executed proxies that do not contain voting instructions will be voted in accordance with the recommendations of the Board of Directors.

It is not expected that any matter other than those referred to herein will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters.

Any stockholder of record who votes by telephone or the Internet or who executes and returns a proxy may revoke such proxy or change such vote at any time before it is voted at the Annual Meeting by (i) filing with the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, written notice of such revocation, (ii) casting a new vote by telephone or the Internet or by submitting another proxy that is properly signed and bears a later date or (iii) attending the Annual Meeting and voting in person. A stockholder whose shares are owned beneficially through a bank, broker or other nominee should contact that entity to change or revoke a previously given proxy.

Proxies are being solicited hereby on behalf of the Board of Directors. The cost of the proxy solicitation will be borne by the Company, although stockholders who vote by telephone or the Internet may incur telephone or Internet access charges. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies personally or by telephone, telecopy, e-mail or otherwise. Such directors, officers and employees will not be specifically compensated for such services. The Company has retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for a fee not to exceed approximately $15,500, plus reimbursement for out-of-pocket expenses. Arrangements may also be made with custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of shares of Common Stock held of record by such custodians, nominees and fiduciaries, and the Company may reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

Delivery of Documents to Stockholders Sharing an Address

If you are the beneficial owner, but not the record holder, of the Company's shares, your broker, bank or other nominee may seek to reduce duplicate mailings by delivering only one copy of the Company's Proxy Statement and Annual Report, or Notice, as applicable, to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report, or Notice, as applicable, to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, or Notice, as applicable, now or in the future, should submit his request to the Company by sending an e-mail to *ir@moodys.com* or by submitting a written request to the Company's Investor Relations Department, at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. Beneficial owners sharing an address who are receiving multiple copies of the Proxy Statement and Annual Report, or Notice, as applicable, and wish to receive a single copy of such materials in the future should contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future. Please note that if you wish to receive paper proxy materials for the 2009 Annual Meeting, you should follow the instructions contained in the Notice.

CORPORATE GOVERNANCE

In order to address evolving best practices and new regulatory requirements, the Board of Directors annually reviews its corporate governance practices and the charters for its standing committees. As a result of this review, during 2008 the Board amended the Company's Corporate Governance Principles and the charters of its Governance and Compensation Committee and its Audit Committee. A copy of the Corporate Governance Principles is available on the Company's website at www.moodys.com under the headings "Shareholder Relations—Corporate Governance—Documents & Charters." Copies of the charter of the Governance and Compensation Committee and the charter of the Audit Committee Charter are available on the Company's website at www.moodys.com under the headings "Shareholder Relations—Corporate Governance—Documents & Charters." Print copies of the Corporate Governance Principles and the committee charters may also be obtained upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. The Audit Committee and the Governance and Compensation Committee assist the Board in fulfilling its responsibilities, as described below.

Board Meetings and Committees

During 2008, the Board of Directors met ten times and had three standing committees, an Audit Committee, a Governance and Compensation Committee, which also performs the functions of a nominating committee, and an International Business Development Committee. All directors attended at least 83 percent of the total number of meetings of the Board and of all committees of the Board on which they served in 2008. The function of the International Business Development Committee is to evaluate possible opportunities outside of the United States and to recommend to the Board areas for development. The members of the International Business Development Committee are Mr. Kist, Mr. McDaniel and Mr. Frederic Drevon, Senior Managing Director—EMEA of Moody's Investors Service. The International Business Development Committee met two times during 2008. Please refer to page 7 for additional information regarding the Audit Committee, and to page 8 for additional information regarding the Governance and Compensation Committee.

Directors are expected to attend the Annual Meeting. All of the individuals serving as directors at the time of the Company's 2008 Annual Meeting attended the meeting.

Recommendation of Director Candidates

The Governance and Compensation Committee will consider director candidates recommended by stockholders of the Company. In considering a candidate for Board membership, whether proposed by stockholders or otherwise, the Governance and Compensation Committee examines the candidate's business experience and skills, independence, judgment and integrity, his ability to commit sufficient time and attention to Board activities, and any potential conflicts with the Company's business and interests. The Governance and

Compensation Committee also seeks to achieve a diversity of occupational and personal backgrounds on the Board. To have a candidate considered by the Governance and Compensation Committee, a stockholder must submit the recommendation in writing and must include the following information:

- The name of the stockholder and evidence of the person's ownership of Company stock, including the number of shares owned and the length of time of ownership; and
- The name of the candidate, the candidate's resume or a listing of his qualifications to be a director of the Company, and the person's consent to be named as a director if selected by the Governance and Compensation Committee and nominated by the Board.

The stockholder recommendation and information described above must be sent to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, and must be received by the Corporate Secretary not less than 120 days prior to the anniversary date of the Company's most recent annual meeting of stockholders. For the Company's 2010 annual meeting, this deadline is December 29, 2009.

The Governance and Compensation Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who might be available to serve on the Board. As described above, the Committee will also consider candidates recommended by stockholders on the same basis as those recommended by current directors and executives. The Governance and Compensation Committee also, from time to time, may engage firms that specialize in identifying director candidates for the Committee's consideration, although it did not do so in 2008.

Once a person has been identified by or for the Governance and Compensation Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Governance and Compensation Committee determines that the candidate warrants further consideration, the chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Governance and Compensation Committee requests information from the candidate, reviews the candidate's accomplishments and qualifications, including in light of any other candidates whom the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments.

The Lead Independent Director

The Company's non-management directors routinely meet in executive session, without the presence of management directors or other members of management. During 2008, the non-management directors held four executive sessions. Those sessions are presided over by a Lead Independent Director, whose responsibilities also include setting the agenda for executive sessions of the non-management directors, consulting with the Chairman and Chief Executive Officer regarding agendas, scheduling and information needs for Board and committee meetings, and acting as a liaison between the non-management directors and management. Dr. McKinnell currently serves as the Company's Lead Independent Director.

Codes of Business Conduct and Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Controller, or persons performing similar functions. The Company has also adopted a code of business conduct and ethics that applies to the Company's directors, officers and employees. A current copy of each of these codes is available on the Company's website at *www.moodys.com* under the headings "Shareholder Relations—Corporate Governance—Documents & Charters." A copy of each is also available in print to stockholders upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007.

The Company intends to satisfy disclosure requirements regarding any amendments to, or waivers from, the codes of ethics by posting such information on the Company's website at *www.moodys.com* under the headings "Shareholder Relations—Corporate Governance—Documents & Charters."

Director Independence

To assist it in making determinations of a director's independence, the Board has adopted independence standards, which are set forth below and are also included in the Company's Corporate Governance Principles. The Board has determined that Mr. Anderson, Dr. Duffie, Mr. Glauber, Mr. Kist, Senator Mack, Dr. McKinnell, Ms. Newcomb and Mr. Wulff, and thus a majority of the directors on the Board, are independent under these standards. The standards adopted by the Board incorporate the director independence criteria included in the New York Stock Exchange (the "NYSE") listing standards, as well as additional criteria established by the Board. Each of the Audit Committee and the Governance and Compensation Committee is composed entirely of independent directors. In accordance with NYSE requirements and the independence standards adopted by the Board, all members of the Audit Committee meet additional heightened independence standards applicable to audit committee members.

An "independent" director is a director whom the Board has determined has no material relationship with the Company or any of its consolidated subsidiaries (for purposes of this section, collectively referred to as the "Company"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. For purposes of this definition, the Board has determined that a director is not independent if:

1. the director is, or in the past three years has been, an employee of the Company, or an immediate family member of the director is, or in the past three years has been, an executive officer of the Company;
2. (a) the director, or an immediate family member of the director, is a current partner of the Company's outside auditor; (b) the director is a current employee of the Company's outside auditor; (c) a member of the director's immediate family is a current employee of the Company's outside auditor and personally works on the Company's audit; or (d) the director or an immediate family member of the director was in the past three years a partner or employee of the Company's outside auditor and personally worked on the Company's audit within that time;
3. the director, or a member of the director's immediate family, is or in the past three years has been, an executive officer of another company where any of the Company's present executive officers serves or served on the compensation committee at the same time;
4. the director, or a member of the director's immediate family, has received, during any 12-month period in the past three years, any direct compensation from the Company in excess of $120,000, other than compensation for Board service, compensation received by the director's immediate family member for service as an employee (other than an executive officer) of the Company, and pension or other forms of deferred compensation for prior service with the Company;
5. the director is a current executive officer or employee, or a member of the director's immediate family is a current executive officer, of another company that makes payments to or receives payments from the Company, or during any of the last three fiscal years, has made payments to or received payments from the Company, for property or services in an amount that, in any single fiscal year, exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues; or
6. the director, or the director's spouse, is an executive officer of a non-profit organization to which the Company or the Company foundation makes, or in the past three years has made, contributions that, in any single fiscal year, exceeded the greater of $1 million or 2% of the non-profit organization's consolidated gross revenues. (Amounts that the Company foundation contributes under matching gifts programs are not included in the contributions calculated for purposes of this standard.)

An "immediate family" member includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

In assessing independence, the Board took into account that Mr. Anderson, Mr. Glauber, Mr. Kist, Senator Mack, Ms. Newcomb and Mr. Wulff each served during 2008, or currently serves, as directors of entities that are rated or have issued securities rated by Moody's Investors Service, as described in the Company's Directors and Shareholders Affiliation Policy posted on the Company's website under the headings "Shareholder Relations—Corporate Governance—Documents & Charters," and that each such entity accounted for less than 1% of the Company's 2008 revenue. The Board also took into account that Dr. Duffie has provided consulting services to entities that Moody's Investors Service rates as well as to an entity with which Moody's Analytics was engaged in a model development project. The Board found nothing in the relationships to be contrary to the standards for determining independence as contained in the NYSE's requirements and the Company's Corporate Governance Principles.

Communications with Directors

The Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may communicate with the Board of Directors or with all non-management directors as a group, with the Lead Independent Director, or with a specific director or directors, by writing to them c/o the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007.

All communications received as set forth in the preceding paragraph will be opened by the Corporate Secretary in the office of the Company's General Counsel for the sole purpose of determining whether the contents represent a message to the Company's directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee.

THE AUDIT COMMITTEE

The Audit Committee represents and assists the Board of Directors in its oversight responsibilities relating to: the integrity of the Company's financial statements and the financial information provided to the Company's stockholders and others; the Company's compliance with legal and regulatory requirements; the Company's internal controls; and the audit process, including the qualifications and independence of the Company's principal external auditors (the "Independent Auditors") and the performance of the Independent Auditors, and of the Company's internal audit function. The Audit Committee is responsible for the appointment, compensation and oversight of the Independent Auditors and, as such, the Independent Auditors report directly to the Audit Committee.

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the independent registered public accounting firm. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its Chairman to pre-approve other audit and permissible non-audit services up to $50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee Chairman report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2008, the Audit Committee or the Chairman pre-approved all of the services provided by the Company's independent registered public accounting firm, which are described on page 14.

The members of the Audit Committee are Mr. Wulff (Chairman), Mr. Anderson, Dr. Duffie, Mr. Glauber, Mr. Kist, Senator Mack, Dr. McKinnell and Ms. Newcomb, each of whom is independent under NYSE and SEC rules and under the Company's Corporate Governance Principles. The Board of Directors has determined that each of Mr. Anderson, Mr. Glauber, Mr. Kist, Dr. McKinnell, Ms. Newcomb and Mr. Wulff is an "audit committee financial expert" under the SEC's rules. The Audit Committee held eight meetings during 2008.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2008 (the "Audited Financial Statements"), management's assessment of the effectiveness of the Company's internal control over financial reporting, and the independent auditors' evaluation of the Company's system of internal control over financial reporting. In addition, the Audit Committee has discussed with KPMG LLP, who reported directly to the Audit Committee, the matters required by Statement on Auditing Standards No. 61 as amended and adopted by the Public Company Accounting Oversight Board ("PCAOB").

The Audit Committee also has discussed with KPMG LLP its independence from the Company, including the matters contained in the written disclosures and letter required by applicable requirements of the PCAOB regarding independent registered public accounting firms' communications with audit committees about independence. The Audit Committee also has discussed with management of the Company and KPMG LLP such other matters and received such assurances from them as it deemed appropriate. The Audit Committee considered whether the rendering of non-audit services by KPMG LLP to the Company is compatible with maintaining the independence of KPMG LLP from the Company.

Following the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the SEC.

The Audit Committee
John K. Wulff, *Chairman*
Basil L. Anderson
Darrell Duffie
Robert R. Glauber
Ewald Kist
Connie Mack
Henry A. McKinnell, Jr.
Nancy S. Newcomb

THE GOVERNANCE AND COMPENSATION COMMITTEE

The role of the Governance and Compensation Committee is to identify and evaluate possible candidates to serve on the Board and to recommend director nominees for approval by the Board and the Company's stockholders. The Governance and Compensation Committee also considers and makes recommendations to the Board of Directors concerning the size, structure, composition and functioning of the Board and its committees, oversees the evaluation of the Board, and develops and reviews the Company's Corporate Governance Principles.

The Governance and Compensation Committee oversees the Company's overall compensation structure, policies and programs, and assesses whether the Company's compensation structure establishes appropriate incentives for management and employees. The Committee also oversees the evaluation of senior management (including by reviewing and approving performance goals for the Company's executive officers, including the CEO, and by evaluating their performance) and oversees and makes the final decisions regarding compensation arrangements for the CEO and for certain other executive officers. The CEO makes recommendations to the Committee regarding the amount and form of executive compensation (except with respect to his compensation). For a description of this process, see the Compensation Discussion and Analysis on page 17. The Committee annually reviews the compensation of directors for service on the Board and its committees and recommends changes in compensation to the Board. The Committee administers and makes recommendations to the Board with respect to the Company's incentive compensation and equity-based compensation plans that are subject to Board approval, including the Company's key employees' stock incentive plans. The Committee is responsible for the overall administration of the Company's employee benefit plans, programs and practices, and the Committee may delegate to management such responsibility for the administration of the Company's employee benefit plans, programs and practices as the Committee deems appropriate. The Committee is empowered to retain, at the Company's expense, such consultants, counsel or other outside advisors as it determines appropriate to assist it in the performance of its functions. In 2008, to assist in the development of targeted compensation levels, the Committee retained a compensation consultant, Hewitt Associates. The consultant reported directly to the Committee and provided external market analysis with regard to executive target total compensation levels, recommendations with regard to the design of cash and equity incentives for executives and competitive market practice with respect to director compensation. Hewitt also provided analysis regarding general market trends in compensation. Separately, Hewitt also provides consulting services for the Company's health and welfare plans and acts as the actuary for the Company's U.S. pension plans. These services are provided under separate contractual arrangements. All work performed by compensation consultants must be approved by the Committee. The Committee regularly reviews this arrangement and the objectivity and independence of the advice provided by the consultant. The Committee makes the final decisions regarding named executive officer compensation.

The members of the Governance and Compensation Committee are Dr. McKinnell (Chairman), Mr. Anderson, Dr. Duffie, Mr. Glauber, Mr. Kist, Senator Mack, Ms. Newcomb and Mr. Wulff, each of whom is independent under NYSE rules and under the Company's Corporate Governance Principles. The Governance and Compensation Committee met six times during 2008.

REPORT OF THE GOVERNANCE AND COMPENSATION COMMITTEE

The Governance and Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board in fulfilling its oversight responsibility relating to, among other things, establishing and reviewing compensation of the Company's executive officers. In this context, the Governance and Compensation Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis. Following the reviews and discussions referred to above, the Governance and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Governance and Compensation Committee
Henry A. McKinnell, Jr., *Chairman*
Basil L. Anderson
Darrell Duffie
Robert R. Glauber
Ewald Kist
Connie Mack
Nancy S. Newcomb
John K. Wulff

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Governance and Compensation Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related party transactions. Special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in such conduct, such executive officers and directors must make full disclosure of all the facts and circumstances to the Company's General Counsel and the Chairman of the Audit Committee, and obtain the prior written approval of the Audit Committee. All conduct is reviewed in a manner so as to (i) maintain the Company's credibility in the market, (ii) maintain the independence of the Company's employees and (iii) ensure that all business decisions are made solely on the basis of the best interests of the Company and not for personal benefit. These procedures are addressed in the Company's Code of Business

Conduct. The categories of persons covered by the Company's conflict of interest policy include any related person, which SEC rules define to include any director, executive officer, any nominee for director, any person owning 5% or more of the Company's common stock, and any immediate family members of such persons.

COMPENSATION OF DIRECTORS

The following table sets forth, for the fiscal year ended December 31, 2008, the total compensation of the non-management members of the Company's Board of Directors.

Name	Year	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Award ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Basil L. Anderson	2008	$75,000	$109,596	—	—	—	—	$184,596
Darrell Duffie	2008	18,750	2,396					21,146
Robert R. Glauber	2008	75,000	109,596	—	—	—	—	184,596
Ewald Kist	2008	95,000	109,596	—	—	—	—	204,596
Connie Mack	2008	75,000	109,596	—	—	—	—	184,596
Henry A. McKinnell, Jr. ..	2008	95,000	109,596	—	—	—	—	204,596
Nancy S. Newcomb	2008	75,000	109,365	—	—	—	—	184,365
John K. Wulff	2008	95,000	109,596	—	—	—	—	204,596

(1) In 2008, the Company's non-management directors received an annual cash retainer of $75,000, payable in quarterly installments. The Chairmen of the Audit Committee, the Governance and Compensation Committee, and the International Business Development Committee received an additional annual cash retainer of $20,000, also payable in quarterly installments. There were no separate meeting fees paid in 2008. Because Dr. Duffie joined the Board in the fourth quarter of 2008, his fees were pro-rated.

A non-management director may elect to defer receipt of all or a portion of his annual cash retainer until after termination of service on the Company's Board of Directors. Deferred amounts are credited to an account and receive the rate of return earned by one or more investment options in the Moody's Corporation Profit Participation Plan as selected by the director. Upon a change in control of the Company, a lump sum payment will be made to each director of the amount credited to the director's deferred account on the date of the change in control, and the total amount credited to each director's deferred account from the date of the change in control until the date such director ceases to be a director will be paid in a lump sum at that time. In addition, any notice by a director to change or terminate an election to defer his annual retainer given on or before the date of the change in control will be effective as of the date of the change in control rather than the end of the calendar year.

(2) On February 12, 2008, each non-management director (other than Dr. Duffie) received a grant of $115,000 worth of restricted stock issued from the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (the "1998 Directors Plan"). The Governance and Compensation Committee authorized the grant of restricted stock awards for 2008 on December 18, 2007, to be effective on the third trading day following the public dissemination on February 7, 2008 of the Company's financial results for 2007.

The amounts reported in the Stock Awards column represent the portion of the grant date fair value of the restricted stock awards made to the non-management directors during 2008 and in prior years that was recognized as expense for financial reporting purposes during 2008 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share based Payment" (FAS 123(R)), excluding, in the case of service-based awards, estimates for forfeitures. The grant date fair value for the restricted stock awards is based on the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date. Because the restricted stock awards carry dividend equivalent rights, no assumptions were used in valuing these awards under FAS 123(R). The actual amount that will be realized at the time an award vests will depend upon the market price of the Company's Common Stock at the vesting date.

The grant date fair value of the restricted stock awards granted in 2008 was $115,000, computed in accordance with FAS 123(R). These awards vest in three equal annual installments beginning on the first anniversary of the date of grant.

The aggregate number of stock awards outstanding as of December 31, 2008 for each of the Company's non-management directors was as follows:

Name	Number of Shares Underlying Options	Number of Shares of Unvested Restricted Stock
Basil L. Anderson	—	4,605
Darrell Duffie	—	1,499
Robert R. Glauber	18,000	4,605
Ewald Kist	—	4,605
Connie Mack	18,000	4,605
Henry A. McKinnell, Jr.	46,000	4,605
Nancy S. Newcomb	—	4,605
John K. Wulff	—	4,605

(3) Perquisites and other personal benefits provided to each of the Company's non-management directors in 2008 were, in the aggregate, less than $10,000 per director. Each non-management director is reimbursed for travel, meals, and hotel expenses incurred in connection with attending meetings of the Company's Board of Directors or its committees, which are generally held at the Company's executive office. For those meetings, the Company pays for travel for each non-management director and one guest of each director, as well as for their accommodations, meals, Company-arranged activities, and other incidental expenses.

ITEM 1—ELECTION OF DIRECTORS

The Board of Directors has nominated Ewald Kist, Henry A. McKinnell, Jr., Ph.D. and John K. Wulff for re-election as Class II directors, each for a three-year term expiring in 2012. If elected, each nominee will hold office until his term expires and until a successor is elected and qualified. All three nominees are currently members of the Board of Directors. The Company expects each nominee for election as a director to be able to serve if elected. If any nominee is unable to serve, proxies will be voted for the election of such other person for director as management may recommend in the place of such nominee.

The Board of Directors recommends a vote FOR the election as directors of each of the Class II nominees listed below.

The principal occupation and certain other information (including age as of the date of this Proxy Statement) about the nominees and other directors of the Company whose terms of office continue after the Annual Meeting are set forth below.

Nominees For Class II Directors Whose Terms Expire in 2012

Ewald Kist
Director since July 2004

Ewald Kist, age 65, is Chairman of the International Business Development Committee and is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Kist was Chairman of ING Groep N.V. ("ING Group"), a financial services company, from 2000 until his retirement in June 2004. Before serving as Chairman of ING Group, Mr. Kist was Vice Chairman from 1999 to 2000 and served as a member of the Executive Board from 1993 to 1999. Prior to the merger of Nationale Nederlanden and NMB

Postbank Group to form ING Group in 1992, Mr. Kist served in a variety of capacities at Nationale Nederlanden beginning in 1969, including Chairman from 1991 to 1992, General Management—the Netherlands from 1989 to 1991 and President Nationale Nederlanden U.S. Corporation from 1986 to 1989. Mr. Kist is also a director of The DSM Corporation, Royal Philips Electronics, the Dutch National Bank and Stage Entertainment.

Henry A. McKinnell, Jr., Ph.D.
Director since October 1997

Henry A. McKinnell, Jr., age 66, is Chairman of the Governance and Compensation Committee, is a member of the Audit Committee and serves as the Lead Independent Director of the Board of Directors. Dr. McKinnell served as Chairman of the Board of Pfizer Inc., a pharmaceutical company, from May 2001 until his retirement in December 2006 and Chief Executive Officer from January 2001 to July 2006. He served as President of Pfizer Inc. from May 1999 to May 2001, and as President of Pfizer Pharmaceuticals Group from January 1997 to April 2001. Dr. McKinnell served as Chief Operating Officer of Pfizer Inc. from May 1999 to December 2000, and as Executive Vice President from 1992 to 1999. Dr. McKinnell is also a director of Angiotech Pharmaceuticals, Inc. Dr. McKinnell serves as Chairman of the Board of the Academic Global Health Foundation and the Connecticut Science Center, and is a member of the Academic Alliance for AIDS Care and Prevention in Africa.

John K. Wulff
Director since April 2004

John K. Wulff, age 60, is Chairman of the Audit Committee and is a member of the Governance and Compensation Committee of the Board of Directors. Mr. Wulff is the retired Chairman of the board of Hercules Incorporated, a manufacturer and supplier of specialty chemical products, a position held from December 2003 until Ashland Inc.'s acquisition of Hercules in November 2008. Mr. Wulff was first elected as a director of Hercules in July 2003, and served as interim Chairman from October 2003 to December 2003. Mr. Wulff served as a member of the Financial Accounting Standards Board from July 2001 until June 2003. From January 1996 until March 2001, Mr. Wulff was Chief Financial Officer of Union Carbide Corporation. During his 14 years with Union Carbide, Mr. Wulff also served as Vice President and Principal Accounting Officer from January 1989 to December 1995, and Controller from July 1987 to January 1989. From April 1977 until June 1987, Mr. Wulff was a partner with KPMG and predecessor accounting and consulting firms. Mr. Wulff is also a director of Celanese Corporation and Sunoco, Inc.

CONTINUING DIRECTORS

Class III Directors Whose Terms Expire in 2010

Basil L. Anderson
Director since April 2004

Basil L. Anderson, age 63, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Anderson served as Vice Chairman of Staples, Inc., an office products company, from September 2001 until his retirement in March 2006. Prior to joining Staples, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Campbell Soup Company from April 1996 to February 2001. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from December 1993 to December 1995. Mr. Anderson is also a director of Staples, Inc., Becton Dickinson, CRA International Inc. and Hasbro, Inc.

Darrell Duffie, Ph.D.
Director since October 2008

Darrell Duffie, Ph.D., age 54, Dean Witter Distinguished Professor of Finance at Stanford University Graduate School of Business, has been on the finance faculty at Stanford since receiving his Ph.D. from Stanford in 1984. He has authored books and research articles on topics in finance and related fields. Dr. Duffie is a trustee of iShares Trust, and is a director of iShares, a family of Exchange Traded Funds from Barclays Global Investors, and as a result oversees a total of approximately 200 funds within the fund complex. Dr. Duffie is also a member of The Federal Reserve Bank of New York Financial Advisory Roundtable, the Banff International Research Station Scientific Advisory Board, The Chicago Mercantile Exchange Mathematical Sciences Research Institute Prize Committee and is a Fellow of the Econometric Society and the American Academy of Arts & Sciences. Dr. Duffie is the President of the American Finance Association.

Raymond W. McDaniel, Jr.
Director since April 2003

Raymond W. McDaniel, Jr., age 51, has served as the Chairman and Chief Executive Officer of the Company since April 2005 and serves on the International Business Development Committee of the Board of Directors. Mr. McDaniel served as the Company's President from October 2004 until April 2005 and the Company's Chief Operating Officer from January 2004 until April 2005. He served as President of Moody's Investors Service, Inc., a subsidiary of the Company, from November 2001 to August 2007. Mr. McDaniel served as the Company's Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody's Investors Service, Inc. from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel is also a director of John Wiley & Sons, Inc.

Class I Directors Whose Terms Expire in 2011

Robert R. Glauber
Director since June 1998

Robert R. Glauber, age 70, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Glauber has served as an adjunct lecturer at the John F. Kennedy School of Government at Harvard University since July 2007 and as a senior advisor for Peter J. Solomon Company since November 2006. Mr. Glauber is currently serving as a visiting professor at Harvard Law School from January 2009 to June 2009, where he also served in the same capacity from September 2006 to June 2007. Mr. Glauber served as Chairman and Chief Executive Officer of the National Association of Securities Dealers (NASD) from September 2001 to August 2006. From November 2000 to September 2001, Mr. Glauber served as President and Chief Executive Officer of the NASD. From 1992 to October 2000, Mr. Glauber was an adjunct lecturer at the John F. Kennedy School of Government at Harvard University. From 1989 to 1992, Mr. Glauber served as Under Secretary of the Treasury for Finance. Prior to that, Mr. Glauber was a professor of finance at the Harvard Business School. Mr. Glauber is also a director of Freddie Mac and XL Capital Ltd., and is a trustee of the International Accounting Standards Committee Foundation.

Connie Mack
Director since December 2001

Connie Mack, age 68, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Senator Mack has served as a senior policy advisor at the law firm King & Spalding LLP since February 2005. Since January 2007, Senator Mack has been a partner at Liberty Partners of Florida, LLC, a firm specializing in the development and implementation of successful advocacy strategies at the state level of government. Senator Mack served as a senior policy advisor at the law firm Shaw Pittman, LLP from February 2001 to February 2005. He was a United States Senator (R-FL) from 1989 to January 2001. While in the Senate, Senator Mack was the Republican Conference Chairman from 1997 to 2001, Chairman of the Joint Economic Committee from 1995 to 1997 and 1999 to 2001, and a member of the Senate Finance and Senate Banking, Housing and Urban Affairs committees. Senator Mack was Chairman of the President's Advisory Panel on Federal Tax Reform and is also a director of Darden Restaurants, EXACT Sciences Corporation, Genzyme Corporation, Mutual of America Life Insurance Company, the H. Lee Moffitt Cancer Center and American Momentum Bank.

Nancy S. Newcomb
Director since February 2005

Nancy S. Newcomb, age 63, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Ms. Newcomb served as senior corporate officer, risk management, of Citigroup, a financial services company, from May 1998 to April 2004. She served as a customer group executive of Citicorp (the predecessor corporation) from December 1995 to April 1998, and as a division executive, Latin America from September 1993 to December 1995. From January 1988 to August 1993 she was the principal financial officer, responsible for liquidity, funding and capital management. Ms. Newcomb is also a director of The DIRECTV Group, Inc. and SYSCO Corporation.

ITEM 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee appointed KPMG LLP as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2009. KPMG LLP audited the consolidated financial statements of the Company for the year ending December 31, 2008.

As a matter of good corporate governance, the Audit Committee has requested the Board of Directors to submit the selection of KPMG LLP to stockholders for ratification. If the appointment of KPMG LLP is not ratified by stockholders, the Audit Committee will re-evaluate its selection and will determine whether to maintain KPMG LLP as the Company's independent registered public accounting firm or to appoint another independent registered public accounting firm. A representative of KPMG LLP is expected to be present at the Annual Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2009.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees for professional services rendered for (i) the integrated audit of the Company's annual financial statements for the years ended December 31, 2008 and 2007, (ii) the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and (iii) statutory audits of non-U.S. subsidiaries, were approximately $1.8 million and $2.6 million in 2008 and 2007, respectively. These fees included amounts accrued but not billed of $0.9 million and $0.2 million in 2008 and 2007, respectively. All 2008 fees were attributable to KPMG LLP and all 2007 fees were attributable to PricewaterhouseCoopers LLP.

Audit-Related Fees

The aggregate fees billed for audit-related services rendered to the Company were approximately $0.2 million and $0.1 million for the years ended December 31, 2008 and 2007, respectively. Such services included employee benefit plan audits and consultations concerning financial accounting and reporting standards. All 2008 fees were attributable to KPMG LLP and all 2007 fees were attributable to PricewaterhouseCoopers LLP.

Tax Fees

The aggregate fees for professional services rendered for tax services rendered by the auditors for the years ended December 31, 2008 and 2007 were $0 and $0, respectively.

All Other Fees

The aggregate fees billed for all other services rendered to the Company by KPMG LLP for the year ended December 31, 2008 was $0.3 million primarily relating to accounting and payroll services prior to their appointment as independent auditors and by PricewaterhouseCoopers LLP for the year ended December 31, 2007, was $6,000, principally related to accounting research software.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the number of shares of Common Stock beneficially owned as of December 31, 2008 by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock (the "Company's 5% Owners"), (ii) each director and nominee for director of the Company, (iii) each named executive officer listed in the Summary Compensation Table below (the "Named Executive Officers" or "NEOs"), and (iv) all directors and executive officers of the Company as a group. Stock ownership information is based on (a) the number of shares of Common Stock held by directors and executive officers as of December 31, 2008 (based on information supplied to the Company by them), calculated in accordance with SEC rules, and (b) the number of shares of Common Stock held by the Company's 5% Owners, based on information filed with the SEC by the Company's 5% Owners. Unless otherwise indicated and except for the interests of individuals' spouses, the stockholders listed below have sole voting and investment power with respect to the shares indicated as owned by them. Percentages are based upon the number of shares of Common Stock outstanding on December 31, 2008, and, where applicable, the number of shares of Common Stock that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning "Stock Units," the value of which is measured by the price of the Common Stock. Stock Units do not confer voting rights and are not considered "beneficially owned" shares under SEC rules.

Name	Aggregate Amount of Shares Beneficially Owned(1)	Stock Units(2)	Percentage of Shares Outstanding
Mark E. Almeida	373,734(3)	—	*
Basil L. Anderson	10,839	7,470	*
Brian M. Clarkson	320,001	—	*
Darrell Duffie	1,499	—	*
Robert R. Glauber	37,121	1,597	*
John J. Goggins	298,265	—	*
Linda S. Huber	156,207	—	*
Ewald Kist	9,952	—	*
Connie Mack	27,196(4)	—	*
Michel Madelain	101,275	—	*
Raymond W. McDaniel, Jr.	1,472,980(5)	—	*
Henry A. McKinnell, Jr.	85,573	1,600	*
Nancy S. Newcomb	8,386	—	*
John K. Wulff	17,839	9,178	*
All current directors and executive officers as a group (18 persons)	3,144,470	19,845	1.3%

Name	Aggregate Amount of Shares Beneficially Owned(1)	Stock Units(2)	Percentage of Shares Outstanding
Berkshire Hathaway, Inc. . . . . Warren E. Buffett, OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company 1440 Kiewit Plaza Omaha, Nebraska 68131	48,000,000(6)(7)	—	20.41%
Davis Selected Advisers, L.P. . . . . 2949 East Alvira Road, Suite 101 Tucson, Arizona 85706	18,851,455(8)	—	8.02%

* Represents less than 1% of the outstanding Common Stock.

(1) Includes the maximum number of shares of Common Stock that may be acquired within 60 days of December 31, 2008, upon the exercise of vested stock options as follows: Mr. Almeida—281,600; Mr. Anderson—0; Mr. Clarkson—254,450; Dr. Duffie—0; Mr. Glauber—18,000; Mr. Goggins—267,050; Ms. Huber—127,250; Mr. Kist—0; Senator Mack—18,000; Mr. Madelain—76,405; Mr. McDaniel—1,341,677; Dr. McKinnell—46,000; Ms. Newcomb—0; and Mr. Wulff—0; and all current directors and executive officers as a group—2,619,824. Also includes the following shares of restricted stock over which the Named Executive Officers and directors had voting (but not dispositive) power as of December 31, 2008: Mr. Almeida—8,283; Mr. Anderson—4,605; Mr. Clarkson—0; Dr. Duffie—1,499; Mr. Glauber—4,605; Mr. Goggins—8,575; Ms. Huber—15,740; Mr. Kist—4,605; Senator Mack—4,605; Mr. Madelain—4,597; Mr. McDaniel—37,575; Dr. McKinnell—4,605; Ms. Newcomb—4,605; and Mr. Wulff—4,605; and all current directors and executive officers as a group—125,957.

(2) Consists of stock units (payable to non-management directors after retirement), the value of which is measured by the price of the Common Stock, received under various non-management director compensation arrangements of the Company and its predecessor. These units do not confer voting rights and are not considered "beneficially owned" shares of Common Stock under SEC rules. Additional stock units accrue over time to reflect the deemed reinvestment of dividends.

(3) This amount includes 1,000 shares of Common Stock owned by the estate of Patricia M. Almeida.

(4) This amount includes 484 shares of Common Stock owned by the Priscilla Mack Trust.

(5) This amount includes 2,000 shares of Common Stock owned by Mr. McDaniel's spouse.

(6) As set forth in the Schedule 13D jointly filed with the SEC on January 23, 2009 by Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company, (a) each of Mr. Buffett, Berkshire Hathaway Inc., OBH, Inc. and National Indemnity Company had shared voting power and shared dispositive power with respect to 48,000,000 shares reported in such Schedule 13D and (b) each of GEICO Corporation and Government Employees Insurance Company had shared voting power and shared dispositive power with respect to 15,719,400 of such 48,000,000 shares.

(7) This address is listed in the Schedule 13D as the address of each of Mr. Buffett, Berkshire Hathaway Inc. and OBH, Inc. The address of National Indemnity Company is listed as 3024 Harney Street, Omaha, Nebraska 68131; the address of GEICO Corporation is listed as 1 GEICO Plaza, Washington, D.C. 20076; and the address of Government Employees Insurance Company is listed as 5260 Western Avenue, Chevy Chase, MD 20815.

(8) A Schedule 13G/A filed by Davis Selected Advisers, L.P. ("Davis") with the SEC on February 13, 2009 reported that Davis, a registered investment adviser, had sole voting power with respect to 17,634,603 of such 18,851,455 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of and transactions in the Common Stock and other equity securities of the Company. As a practical matter, the Company assists its directors and executives by monitoring transactions and completing and filing reports on their behalf.

Based solely on the Company's review of copies of such reports furnished to the Company and written representations that no other reports are required, the Company believes that all of its officers and directors and those greater-than-10% stockholders that filed any reports filed all of such reports on a timely basis during the year ended December 31, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

Moody's long-term success is dependent on a leadership team with the integrity, skills, and dedication necessary to oversee a global organization operating in today's challenging environment. The executive compensation program is designed to link compensation to performance, align rewards with stockholder value, and provide a competitive compensation package that will assist in the retention and motivation of a senior management team with the collective and individual abilities to meet these challenges.

This discussion and analysis should serve as a guide to the executive compensation program and seeks to explain the decisions made for fiscal year 2008 with respect to Raymond McDaniel, the Chairman and Chief Executive Officer (referred to as the "CEO"), and the other executive officers named in the Summary Compensation Table on page 27 (together with the CEO, referred to as the "Named Executive Officers" or "NEOs").

Moody's confronted significant obstacles in 2008 as credit problems that began in the U.S. housing sector spread to impact the Company's business globally. The severity and protracted nature of market dislocations that grew from the initial credit problems confirmed that the challenges of 2007 would persist, not just for Moody's but for the entire global economy. The considerable adverse market events of this year led to a decline in financial results and in turn, a decrease in the price of Moody's common stock, impacting stockholders in a significant way. This decrease also impacted the NEOs, who have substantial holdings in the Company's stock.

In light of the Company's 22% decrease in annual revenue and 28% decrease in reported earnings per share as compared to 2007, incentive compensation for the NEO group likewise decreased as compared to 2007. The Committee believes this decrease in incentive compensation was appropriate based on the 2008 financial results and reflects the Company's philosophy of strongly aligning compensation with performance. For the four continuing executives who were NEOs in 2008 and 2007, cash incentive awards decreased on average by 64% as compared to 2007 awards. In addition, the value of long-term equity incentive awards granted to the CEO in February 2008 was approximately 60% lower than 2007 award values, and those awarded to the NEO group (excluding the CEO) in February 2008 were, on average, approximately 45% lower than 2007 award values, as disruptions in the credit markets in the second half of 2007 were reflected in 2008 equity compensation. These awards were made based on a review of the circumstances affecting results to determine if any events were unusual or unforeseen and an evaluation of each NEO's performance in light of the challenging environment and the Company's structural reorganization.

It is crucial for the Company to retain and motivate strong leadership with the ability to manage the business during this difficult time. With this in view, the Governance and Compensation Committee (the "Committee") changed the compensation structure in 2008 in response to the altered market conditions. For example, as discussed in more detail below, the Committee modified aggregate funding for the 2004 Moody's Corporation

Covered Employees Cash Incentive Plan (the "2004 Plan"), a stockholder approved plan, to be based on Company annual operating income and EPS performance against budget, instead of being measured against constant long-term financial performance growth targets.

THE ROLE OF THE GOVERNANCE AND COMPENSATION COMMITTEE, ITS CONSULTANT AND MANAGEMENT

The Committee, which is comprised entirely of independent directors, has responsibility for oversight of the Company's compensation program and has final authority for evaluating and setting compensation for NEOs. To assist in this process, it considers recommendations made by the CEO (except with respect to his own compensation) and uses market data and analyses that the Committee's compensation consultant, Hewitt Associates, provides in order to help formulate target compensation levels.

The consultant conducted a comparison of the elements of Moody's executive compensation structure and practices to those of the Company's peer group, as set forth below, and the broader financial services industry. Based on its review, the consultant concluded that the compensation program structure is consistent with industry practices. However, it did recommend certain changes be made in response to evolving market conditions, which changes the Committee approved. These changes are discussed below.

PHILOSOPHY OF THE EXECUTIVE COMPENSATION PROGRAM

Moody's executive compensation program is designed to:

- link a substantial part of each executive's compensation to the achievement of the Company's financial and operating objectives and to the individual's performance;
- align executives' rewards with changes in the value of stockholders' investments; and
- provide a competitive total compensation package that will assist in the retention of the Company's executives and motivate them to perform at a superior level.

Linking annual compensation to performance

Moody's awards the NEOs with compensation based on the Company's performance against financial objectives specified at the beginning of the performance year and an evaluation of individual accomplishments and performance during that year. Each NEO has a list of annual objectives and is evaluated at year-end, in part, through a subjective analysis of performance against those objectives.

Aligning rewards with stockholder value

The program is designed to align rewards with stockholder value. The Committee determined in 2008 that long-term equity awards for members of senior management, including the NEOs, would be comprised solely of stock options as opposed to a mix of stock options and restricted stock. This change was made so that management is not rewarded until there is a recovery in the Company's stock price. The Committee believed that using only stock options would more strongly align the executive's long-term compensation with the interests of stockholders, while the potential for stock price appreciation would serve as a strong retention tool.

Providing a competitive total compensation package

Peer and Market Review. In an effort to provide a competitive compensation package, the Committee annually reviews the structure of the program and target compensation levels by first comparing data to that of a group of select peer companies. For the peer group in 2007, the Company identified companies that were active in credit risk analysis, company and industry credit research, business information services, and other similar services for the investment community. Companies were then selected for the peer group based on common metrics, which include revenue, number of employees and market capitalization.

In response to the expanding nature of the Moody's business, and changes in the business or existence of peers, the Committee revised the peer group in 2008 with the assistance of its compensation consultant, to more accurately reflect the companies with which Moody's competes for business and executive talent. This revised group also better reflects the companies against which Moody's financial performance is measured. The size of the peer group remained approximately the same but now includes firms that provide analytics products and services in addition to credit risk analysis, company and industry credit research and business information services. As was the case with the 2007 peer group, the 2008 peer group companies also have comparable average revenue, number of employees and market capitalization. The new peer group is as follows:

AllianceBernstein
BlackRock Inc.
CME Group Inc.
Corporate Executive Board Company
Dun & Bradstreet Corp.
Eaton Vance Corp.
Equifax Inc.
FactSet Research Systems Inc.
Fair Isaac Corporation
Federated Investors, Inc.
Franklin Resources, Inc.
Interactive Data Corporation
Invesco Ltd.
The McGraw-Hill Companies, Inc.
Morningstar
NASDAQ OMX Group Inc.
NYSE Euronext
RiskMetrics Group Inc.
Thomson Reuters Corp.
Union Bank California
Verisk Analytics, Inc.

In addition to reviewing compensation practices and pay levels within the Company's peer group, the Committee looks at the broader financial services industry's compensation data furnished by the consultant. The compensation consultant provided the Committee with total compensation data from these comparison groups along with analysis of each element of compensation.

The comparison groups' information is reviewed in quartile ranges, generally targeting the 50th to 75th percentile range for total compensation. The Company has found that using a range and taking a broader approach to these figures, instead of targeting a specific percentage, allows for flexibility based on actual yearly performance, market conditions and the unique nature of Moody's business. It has also found that using this particular 50th to 75th percentile range has allowed the Company to retain key talent and remain competitive in the marketplace. The Company does not benchmark discrete elements of compensation against a subset of the peer group.

This range serves as just one of the reference points when establishing targeted total compensation. The Committee also reviews each NEO's skills, experience, tenure and performance during the prior year. These factors contribute to variations in actual and target compensation levels. Based on the Committee's analysis of the above, and consideration of a recommendation from the CEO (other than with respect to his own compensation), the Committee establishes a targeted total compensation level for each NEO that it believes is competitive.

The Committee periodically benchmarks benefits and perquisites and believes benefits to be in line with market practice and perquisites to be below current market practice. Moody's does not provide perquisites or other personal benefits with an aggregate value of $10,000 or more to its executives, including the NEOs.

In 2008, the targeted total compensation opportunity in aggregate for the NEO group was at the median as compared to the peer group and financial services group comparative data. The Committee believes this was appropriate because the companies within the peer group and financial services group faced similar macroeconomic challenges. Actual total compensation payments were between the 25th percentile target total compensation and the median as compared to both the peer group and the broader financial services group.

Elements Of Moody's Compensation Program And 2008 Compensation Under The Program

Moody's executive compensation program consists of three primary components:

- Base salary;
- An annual cash incentive award opportunity; and
- Long-term equity incentive compensation.

Weighting of Elements—Fixed versus "At Risk" compensation

The Company did not have a target weight for each element of compensation in 2008. Instead, the Company reviewed data from its peer group and the broader financial services market and, based on that data, determined what level of the total compensation package should be "at risk" and what level should be fixed in the form of salary. The Committee concluded that 20% to 30% of total compensation should be fixed and 70% to 80% should be at risk in 2008. This focus differs from past years when the Company focused on the mix of long-term equity compensation versus cash compensation. The Committee believes weighting "at risk" versus fixed compensation provides motivation incentives and aligns the Company's compensation structure with its focus on an NEO's contribution to overall value to the Company.

Base salary

Base salary is intended to provide a level of pay that is appropriate given professional status, job content, market value, accomplishments and internal equity. In 2008, base salary represented approximately 25% of the aggregate of total compensation for the NEO group. The Company generally set base salaries for each NEO at the median salary of executives in similar positions within the peer group or the broader financial services market.

The Committee determined that it was appropriate to maintain the same salary for Mr. McDaniel as he received in 2007. The Committee also determined that it was appropriate to increase the base salaries of Messrs. Madelain, Goggins and Almeida, and of Ms. Huber. Mr. Madelain assumed a new position in 2008, becoming Chief Operating Officer of Moody's Investors Service. This leadership role encompasses broader responsibilities than his previous position with the Company and therefore, in the Committee's view, merited a salary increase. Mr. Goggins, General Counsel, assumed additional responsibility in 2008 for the Regulatory Affairs and Compliance departments due to an internal reorganization. The added supervision of these two groups, whose roles have taken on particular significance in the current environment, was deemed to have merited a salary increase. Likewise, Mr. Almeida's role as President of Moody's Analytics has resulted in increasing responsibility subsequent to the internal reorganization, as the services and scope of that subsidiary take on added significance for the Company. Finally, with respect to Ms. Huber, the Committee determined that a salary increase was appropriate in light of her successful cost management efforts for the Company, including execution of the restructuring plan announced in the fourth quarter of 2007 and her first full year managing the Corporate Communications group during a challenging time. The base salaries paid to the NEOs during 2008 are reported in the Summary Compensation Table on page 27.

Annual cash incentive awards

Moody's awards the Company's executives, including the NEOs, annual cash incentives based on the Company's performance against financial objectives specified at the beginning of the performance year and an evaluation of individual accomplishments during that year. These awards are intended to reward performance and assist in retention and motivation of management. Award payouts are finalized at the Committee's February meeting following the performance year in question and actual payouts are made typically at the beginning of March.

The awards customarily are made under the 2004 Plan, which was approved by stockholders. The 2004 Plan outlines the performance measures the Committee can use to determine annual incentive awards and is structured to provide compensation that meets the performance-based criteria under Section 162(m) of the Internal Revenue Code. There is not a predetermined aggregate dollar amount for the 2004 Plan funding pool. Instead, it is funded by the Company's performance achievement against pre-set targets. For 2008, funding for the 2004 Plan, and therefore award opportunities for NEOs, was based on operating income and EPS goals relative to budget and reflects pre-agreed adjustments for legacy tax and restructuring activities. Operating income and EPS goals were selected in order for bonus payouts to reflect achievement against budgeted expectations for profitability and performance relative to external guidance regarding EPS. The operating income and EPS goals under the plan for 2008 were $952.6 million and $2.21, respectively. In prior years, annual incentives were based on long-term financial growth targets. The Committee changed this structure to ensure that, at the time they were established and communicated to executives, the performance conditions remained challenging, but had at least some likelihood of achievement. This year's Company financial performance resulted in no funding for the NEOs under the 2004 Plan. Therefore, no annual cash incentive awards were paid out from the 2004 Plan, as shown in the table below:

Name	Target Cash Bonus Under 2004 Plan	Maximum Cash Bonus Under 2004 Plan	Actual Cash Bonus Under 2004 Plan
Raymond W. McDaniel . . .	$1,465,200	$2,930,400	—
Linda S. Huber	660,000	1,320,000	—
Michel Madelain	497,046	994,092	—
Mark E. Almeida	528,000	1,056,000	—
John G. Goggins	385,000	770,000	—
Brian M. Clarkson	810,900	1,621,800	—

The plan design, together with the size of the annual cash incentive award opportunity, ensures that a significant portion of each NEO's cash compensation is "at risk", meaning it varies year to year based on Company performance. In the case of the NEOs whose overall annual cash compensation may exceed $1 million, an overall performance target is established for each NEO to allow their award payouts to be attributable to and dependent upon satisfaction of such performance target, so that they will be deductible by the Company under the federal income tax laws. The Committee retains the discretion to set individual award payouts under the 2004 Plan. For that reason, and after considering the recommendation of the CEO (except with respect to his award), the Committee may apply a negative adjustment to the target award, resulting in actual 2004 Plan awards deviating from the target level. Each NEO has a target award amount, a maximum award amount and an actual award amount.

Discretionary Awards. Separate from the 2004 Plan, however, after a thorough evaluation of each NEO's performance against his or her respective annual objectives, the Committee approved discretionary cash awards at a level of 37% of the aggregate, actual 2007 awards for the NEO group and 27% of the aggregate 2008 targets for the NEO group. The Committee's evaluation was subjective and was based generally on a review of the executive team's efforts in light of the challenging operating environment. The Committee recognized the contributions made by the NEOs individually and as a group in response to the challenges, and the strong leadership demonstrated in connection with the internal reorganization. After completing this evaluation and soliciting advice from the compensation consultant, as appropriate, the Committee determined that the following discretionary cash bonuses were merited this year:

Name	Discretionary Cash Bonus
Raymond W. McDaniel	$ 305,000
Linda S. Huber	200,000
Michel Madelain	122,800
Mark E. Almeida	200,000
John G. Goggins	120,000

Long-term equity incentive compensation

Change in 2008 long-term equity incentive mix. The Committee annually evaluates the mix of long-term equity incentive compensation awards. In 2008, the Committee determined that long-term equity awards for members of senior management, including the NEOs, would be comprised solely of stock options, as opposed to the mix of stock options and restricted stock awarded in the past. This change was made so that management is not rewarded until there is a recovery in the Company's stock price. The Committee believed that using only stock options would more strongly align executive's long-term compensation with the interests of stockholders, while the potential for stock price appreciation would serve as strong incentive and retention tools. These awards are made under the stockholder-approved 2001 Moody's Corporation Key Employees' Incentive Plan. The program is adequately balanced by the discretion retained by the Committee under cash compensation arrangements so that management will not be driven to take imprudent risks.

Stock options. Stock options vest based on continued service over four years in annual 25% increments, ensuring (i) that an executive will realize value from his award only if the market price of the Company's stock appreciates above the options' exercise price after the shares have vested, and (ii) that executives are motivated to remain with the Company due to the multi-year vesting schedule.

The Committee's primary considerations in recommending 2008 stock option grant levels included the level of each NEO's target total compensation in comparison to the peer group and the financial services industry, and individual performance. It also took into account the disruptions in the credit markets which had already begun to have an impact on the Company's business in the second half of 2007. After consideration of these factors, the Committee recommended, and the Board approved, total equity grants, comprised solely of stock options, with total economic value approximately 55% lower than total equity grants approved in 2007, which were comprised of both stock options and restricted stock. In 2008, as reported in the Grants of Plan-Based Awards of 2008 table on page 30, the following stock option awards, with an exercise price of $38.07, were granted: Mr. McDaniel—185,000; Ms. Huber—85,000; Mr. Madelain—62,500; Mr. Almeida—62,500; Mr. Goggins—50,000; Mr. Clarkson—90,000.

Restricted stock. No restricted stock awards were granted to the NEOs in 2008.

Equity Grant Practices. Equity awards are granted and the exercise price determined, as of the third trading day following the date of public dissemination of Moody's financial results for the prior year (the beginning of February). The exercise price of the stock options is set at the fair market value of the Company's common stock on the grant date. Under 2001 Moody's Corporation Key Employees' Incentive Plan, "fair market value" is based on the arithmetic mean of the high and low trading prices of Moody's common stock as reported on the New York Stock Exchange at the end of each trading day.

Summary of Actual 2008 Equity Awards. In 2008, the aggregate long-term equity compensation awards granted for the NEO group were at the median of executives in the comparative groups. Actual award determinations were based on a targeted total compensation mix, individual performance and competitive market practice. Prior grants did not influence annual decisions; values realized upon option exercises or vesting of restricted stock also did not impact 2008 decisions. Annual awards are determined by an examination of the present period as well as by considering expectations of the future.

As was the case with the total cash compensation in 2008, the Committee concluded that given the significant challenges faced by Moody's in 2008, granting equity with a value below the 2007 level was appropriate.

CHIEF EXECUTIVE OFFICER COMPENSATION

When determining the target compensation opportunity of the CEO, the Committee does not use a targeted multiple versus the other NEOs. Instead, the Committee begins its analysis of total compensation for the CEO by analyzing the compensation of executive officers with similar positions at companies included in its peer group as well as in the broader financial services market. The Company has determined in the past that the CEOs of comparable companies generally are paid compensation that is materially different in amount than that of other named executive officers at such companies. Additionally, the Committee takes into account the scope of the CEO's responsibilities, experience and prior performance, and balances these factors against competitive market data for comparable positions when determining overall compensation. Because the CEO of the Company is responsible for the entire organization, and is not only responsible for one area of its operations, as is the case with the other NEOs, the scope of his position led to a determination that a materially higher total compensation package was warranted. The CEO's compensation program consists of the same three primary components that apply to all NEOs: base salary, annual cash incentive award opportunity and long-term equity incentive compensation.

For 2008, the Committee determined that Mr. McDaniel's base salary should remain unchanged from 2007, set at $936,000. The Committee also established a target annual cash incentive award of $1,465,200. This target was based on an evaluation of competitive benchmark data for total compensation of CEOs in the Company's peer group and the financial services industry. Payment of Mr. McDaniel's annual incentive award under the 2004 Plan, like for the other NEOs, is based on operating income and EPS goals, as described above in "Annual Incentive Awards." Payments are also based on assessment of his performance against his annual, personal objectives which are set by examining the Company's needs, setting Company-wide goals and ascertaining his role in the achievement of those goals. One key element this year was his leadership role in the structural reorganization. At the end of the year, Mr. McDaniel conducted a self-assessment and submitted this to the Committee. The Committee evaluated his performance and as discussed in the paragraph titled "Discretionary Awards" above, with the assistance of and reliance on the compensation consultant, the Committee determined that although no bonuses would be paid under the 2004 Plan, he would receive 20% of his target annual incentive award amount in the form of a discretionary bonus award. As reported in the Grants of Plan-Based Awards of 2008 table on page 30. Mr. McDaniel was granted 185,000 stock option awards, with an exercise price of $38.07.

Mr. McDaniel's targeted total compensation for 2008 was at the median as compared to the Company's peer group and the broader market data provided to the Company by its compensation consultant. His actual total compensation was approximately 20% to 25% below the median levels of the benchmark target total compensation levels of the comparative groups.

ADDITIONAL EXECUTIVE COMPENSATION POLICIES

To further the objectives of Moody's executive compensation program, the Committee has adopted a number of supplemental policies that it believes help the Company to meet the compensation program's goals.

Retirement benefits

Moody's provides retirement benefits to its NEOs under three defined benefit and defined contribution pension plans.

The defined benefit pension plans are the Retirement Account, the Pension Benefit Equalization Plan ("PBEP") and the Supplemental Executive Benefit Plan ("SEBP"). The Retirement Account, which closed to new entrants effective December 31, 2007, is a broad-based tax-qualified defined benefit pension plan for all Moody's U.S. employees. The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants in the Retirement Account that would otherwise be lost due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. The Retirement Account, together with the PBEP, provides income upon retirement based on a percentage of annual compensation. The SEBP is a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the PBEP for designated executive officers. The SEBP was closed as of January 1, 2008 to new participants and the only NEOs who participate in the plan are Mr. McDaniel, Ms. Huber and Mr. Goggins (due to the fact that they were participants prior to the closing of the plan). The determination to close the plan was made based on the Committee's review of retirement benefits. More details regarding the SEBP are provided in the narrative following the Pension Benefits Table for 2008.

Moody's also offers its U.S. employees, including the NEOs, the opportunity to participate in a tax-qualified defined contribution plan, the Profit Participation Plan ("PPP"). In addition, through December 31, 2007, U.S. employees, including the NEOs, whose participation in the PPP is restricted due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined contribution plans, participated in the Profit Participation Benefit Equalization Plan ("PPBEP"). The PPBEP was terminated effective December 31, 2007, and in 2008, the Company began to offer a voluntary deferred compensation plan (the "Moody's Corporation Deferred Compensation Plan" or the "DCP"). The primary purpose of the DCP is to allow certain employees to continue pre-tax deductions into a nonqualified plan and receive the maximum company match on compensation which exceeds the IRS limits for allowable pre-tax deferrals into the PPP. A limited group of highly compensated senior management has the option of immediate deferral of up to 50% of base salary and/or bonus. However, the Company match only applies to deferrals in excess of the IRS limit on compensation. In addition, the Company will credit to the DCP employer contributions that would have been made to the PPP but for the application of the compensation limit. Additional information regarding the DCP is found on page 36.

These plans provide Moody's U.S. employees with the opportunity to accumulate retirement benefits and, with the exception of the DCP and the SEBP, these plans are open to all eligible U.S. employees. Mr. Madelain participates in Moody's UK Group Personal Pension Plan, described on page 36.

The actuarial present values of the accumulated pension benefits of the NEOs who participate in these plans as of the end of 2008, as well as other information about each of Moody's defined benefit pension plans, are reported in the Pension Benefits Table on page 33.

Employment agreements

Moody's does not enter into employment agreements with its executives, including the NEOs. All of the Company's executives are "at will" employees.

Severance policy

Moody's does not have severance agreements in place with any current NEO. All NEOs are subject to the Moody's Career Transition Plan ("CTP"), an ERISA-based plan that is available to all employees. The NEOs do not receive any extra severance benefits. The CTP is designed to compensate eligible employees in the following situations: (i) where there has been a reduction in the Company's workforce or elimination of specific jobs, (ii) where the individual's job performance has not met expectations (but does not involve a basis for terminating his performance for cause), or (iii) where the Company has agreed with an individual that it is in the mutual best interests of the parties to sever the employment relationship. While having such a plan in place is an important tool in Moody's retention efforts, and is in the best long-term interest of stockholders, the plan is not designed to reward individuals who have not performed to expectations or who have engaged in conduct that is detrimental to the Company and its stockholders and contain provisions to ensure this.

Moody's believes that these payment arrangements are similar to the general practice among the Company's peer group, although it has not benchmarked the severance practices of Moody's peer companies.

Mr. Clarkson, who most recently served as President and Chief Operating Officer of Moody's Investors Service, left the Company in May 2008 after nearly 17 years of service. He remained at Moody's until the end of July in order to ensure a smooth transition. In addition to receiving 52 weeks of salary and benefits continuation under the CTP and participation in the 2004 Plan, Mr. Clarkson was a participant in the SEBP. The SEBP features a "cliff vesting" provision pursuant to which any SEBP participant who terminates employment before both reaching the age of 55 and accumulating 10 years of service will have his SEBP benefits reduced by 60 percent of the otherwise accrued benefit. The Board exercised its authority to waive the reduction in benefits for pre-age 55 terminations and granted Mr. Clarkson the full value of his accrued SEBP benefit, otherwise in accordance with the plan terms. Because Mr. Clarkson's departure was a retirement under the Company's equity plans, as a consequence, his restricted stock grants vested in full and all restrictions on such shares lapsed upon his termination and his unvested stock options (other than the grant he received in 2008) will continue to vest and (together with his vested stock options) be exercisable for five years from the date of termination or, if shorter, the remaining stated term of each option. Mr. Clarkson is party to a separation agreement with the Company dated May 7, 2008, which was included as an exhibit to the Company's Form 10-Q filed on August 5, 2008.

Change in control arrangements

So that Moody's executives are motivated to pursue potential transactions that would enhance the value of stockholders' investments, Moody's believes it is important to provide certain arrangements upon a potential change in control of the organization. While Moody's does not provide specific change in control agreements for its executives, the Company's 2001 Stock Incentive Plan provides for accelerated vesting of outstanding awards, including stock options and restricted stock awards, upon a change in control of the Company. A "change in control" is defined to include: (i) a person acquiring more than 20% of the voting power of the Company's then outstanding securities; (ii) the stockholders of the Company approving a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would not change the current voting power position; or (iii) the stockholders of the Company approving a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets. Relative to the overall value of the Company, however, the value of this potential change in control benefit is minor.

The NEOs receive no extra cash severance upon a change in control. The Committee does not take into account compensation that would become payable to each of the NEOs under certain existing plans and arrangements if the executive's employment had terminated under the specified circumstances or if there had been a change in control. Therefore, when discussing the factors considered by the Committee when determining overall compensation, potential payments upon termination or change in control were not included.

The estimated payments and benefits payable to the NEOs assuming a change of control of the Company as of the last day of 2008 are reported in the discussion of Potential Payments Upon Termination or Change in Control on page 37.

Perquisites and other personal benefits

Moody's does not provide perquisites or other personal benefits with an aggregate value of $10,000 or more to its executives, including the NEOs.

Stock ownership guidelines

In July 2004, Moody's adopted stock ownership guidelines for its executives, including the NEOs, and its non-management directors, requiring them to acquire and maintain a meaningful stake in the Company. These guidelines were revised in February 2008 to reflect the new management structure resulting from the Company's reorganization. Moody's believes that these guidelines encourage its executive officers to act as owners, thereby better aligning the executives' interests with those of the Company's stockholders.

The guidelines are intended to satisfy an individual's need for portfolio diversification, while ensuring an ownership level sufficient to assure stockholders of their commitment to value creation. Executive officers are expected, within five years, to acquire and hold shares of the Company's common stock equal in value to a specified multiple of their base salary (which varies based on position). The current ownership level multiples are five times base salary for the CEO, three times base salary for the remaining Named Executive Officers, and five times the annual cash retainer for non-management directors.

Restricted shares and shares owned by immediate family members or through the Company's tax-qualified savings and retirement plans count toward satisfying the guidelines. Stock options, whether vested or unvested, do not count toward satisfying the guidelines. The guidelines for an individual executive officer may be suspended at the discretion of the Board of Directors in situations that it deems appropriate. All executive officers and directors are subject to a securities trading policy whereby hedging transactions are prohibited.

Tax deductibility policy

Section 162(m) of the Tax Code limits income tax deductibility of compensation in excess of $1 million that is not "performance-based" as defined under the income tax regulations, paid to any employee who as of the close of the taxable year was the CEO or, whose total compensation is required to be reported to stockholders under the Securities Exchange Act of 1934 by reason of such employee being among the three highest compensated officers for the taxable year (other than the CEO and CFO). Stock options awarded under the Company's stockholder-approved stock incentive plans are performance-based for purposes of the federal income tax laws, and any amounts required to be included in an executive's income upon the exercise of options do not count toward the $1 million limitation. For other compensation to be performance-based under the regulations, it must be contingent on the attainment of performance goals the material terms of which are approved by stockholders and the specific objectives of which are established by, and attainment of which objectives are certified by, a committee of the Board which consists entirely of independent directors.

While Moody's generally seeks to ensure the deductibility of the incentive compensation paid to the Company's executives, the Committee intends to retain the flexibility necessary to provide cash and equity compensation in line with competitive practice. Under Moody's annual cash incentive plan for the NEOs whose compensation is potentially to be in excess of $1 million, annual bonuses are preliminarily funded on the basis of achievement relative to quantitative measures of performance and then are subject to negative discretion based on the degree of achievement of qualitative objectives. The Committee can also make positive adjustments based on achievement of qualitative objectives, but such adjustments may not be tax deductible.

Clawback Policy

The Board has the right to make retroactive adjustments to any annual cash incentive awards granted after July 28, 2008, where payment was predicated upon the achievement of specified financial results and those results must later be revised. Where the results are revised by reason of a significant or material restatement, recoupment can be sought against executive officers, as defined in accordance with SEC rules; where the results are revised by reason of a restatement resulting from fraud or other misconduct, recoupment can be sought against the person engaging in such misconduct, as well as against any executive officer. The value with respect to which recoupment may be sought shall be determined by the Board.

SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2008, 2007 and 2006, the total compensation of the Company's Named Executive Officers. The Named Executive Officers for 2008, 2007 and 2006 include Moody's Principal Executive Officer, its Principal Financial Officer, and the three most highly-compensated executive officers of the Company (other than the Principal Executive Officer and Principal Financial Officer) who were serving as executive officers at the end of the last completed fiscal year. The table also includes details regarding one officer for whom, but for the fact that he was not serving as an executive officer at the end of the 2008 fiscal year, disclosure would have been required.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Raymond W. McDaniel	2008	$936,000	$305,000	$ 830,041	$2,123,428	$ —	$3,360,721	$ 14,791	$7,569,981
Chairman and Chief	2007	936,000	—	1,873,732	2,066,087	1,051,000	1,302,492	147,244	7,376,555
Executive Officer	2006	900,000	—	1,708,913	1,826,666	1,863,490	1,709,230	187,468	8,195,767
Linda S. Huber	2008	495,708	200,000	350,655	889,475	—	238,475	10,129	2,184,442
Executive Vice President	2007	485,500	50,809	781,383	677,872	477,191	210,877	66,356	2,749,988
and Chief Financial Officer	2006	475,500	—	647,508	427,974	730,000	165,511	80,430	2,526,923
Michel Madelain(7)	2008	398,611	122,800	103,087	420,157	—	—	38,052	1,082,707
Chief Operating Officer of	2007	—	—	—	—	—	—	—	—
Moody's Investors Service	2006	—	—	—	—	—	—	—	—
Mark E. Almeida	2008	435,417	200,000	183,094	515,464	—	56,952	19,574	1,410,501
President of Moody's Analytics	2007	392,917	—	412,523	446,273	401,000	27,964	43,502	1,724,179
	2006	343,200	—	371,770	391,936	364,000	36,523	52,874	1,560,303
John J. Goggins	2008	377,250	120,000	192,093	517,148	—	377,775	18,260	1,602,526
Senior Vice President and General	2007	361,000	—	435,737	508,584	281,000	118,981	44,458	1,749,760
Counsel	2006	351,000	—	393,496	475,764	412,000	174,761	50,898	1,857,919
Brian M. Clarkson(8)	2008	379,167	—	358,128	322,490	—	1,393,760	292,171	2,745,716
Former President and Chief Operating	2007	580,467	39,924	874,411	976,468	391,076	302,289	78,758	3,243,393
Officer of Moody's Investors Service	2006	520,000	—	773,070	858,933	874,000	691,339	95,947	3,813,289

(1) The amounts reported in the Bonus column represent discretionary bonuses paid to the NEOs. The Company paid no discretionary bonuses to the NEOs for 2006. For 2007, two NEOs received discretionary bonuses paid on March 7, 2008. Payments under the Company's annual cash incentive program for 2007 and 2006 are reported in the Non-Equity Incentive Plan Compensation column. The Company paid discretionary bonuses to the NEOs for 2008. These amounts were paid on March 6, 2009. There were no payments under the Company's annual cash incentive program for 2008 as reported in the Non-Equity Incentive Plan Compensation column.

(2) There were no restricted stock award grants made to the NEOs in 2008. The amounts reported in the Stock Awards column represent the portion of the grant date fair value of the restricted stock awards made to the NEOs in prior years that was recognized as expense for financial reporting purposes during 2008 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share based Payment" (FAS 123(R)), excluding, in the case of service-based awards, estimates for forfeitures. The grant date fair value for the restricted stock awards is based on the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date. The actual amount that will be realized at the time an award vests will depend upon the market price of the Company's Common Stock at the vesting date.

(3) The amounts reported in the Option Awards column represent the portion of the grant date fair value of the stock option grants made to the NEOs during 2008 and in prior years that was recognized as expense for financial reporting purposes during 2008 in accordance with FAS 123(R), excluding, in the case of service-based option awards, estimates for forfeitures. The assumptions made in calculating these grant date fair value amounts are incorporated herein by reference to the discussion of those assumptions under the heading "Stock-Based Compensation" in the Management's

Discussion and Analysis and Note 12 (in 2008 and 2007), Note 11 (in 2006) and Note 2 (in 2005 and 2004) to the financial statements as contained in the Company's Annual Reports on Form 10-K filed with the SEC on March 2, 2009, February 29, 2008, March 1, 2007, March 1, 2006 and March 8, 2005. The actual amount that will be realized, if any, upon the exercise of an option will depend upon the extent to which the market price of the Company's Common Stock exceeds the option exercise price at the time the option is exercised. The exercise price of these awards is equal to the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date.

(4) The amounts reported in the Non-Equity Incentive Plan Compensation column represent the amounts earned by the NEOs for 2008, 2007 and 2006 under the Company's annual cash incentive program. The amounts for 2007 and 2006 were actually paid on March 7, 2008 and March 7, 2007, respectively, and there were no payments under the Company's annual cash incentive program for 2008. For a description of this program, see "Annual Cash Incentive Awards" in the Compensation Discussion and Analysis on page 17.

(5) The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent the aggregate change during 2008 in the actuarial present value of the Named Executive Officers' accumulated benefits under the Company's Retirement Account, Pension Benefit Equalization Plan, and Supplemental Executive Benefit Plan ("SEBP"). For a description of these plans, see the Pension Benefits Table for 2008 on page 33. The change in the actuarial present value year over year is largely driven by the impact on the SEBP component of the following variables: one additional year of service and pay; one less year of discounting in the present value calculation; and annual assumption changes (such as the discount rate or mortality assumption). In addition to these typical factors that affect the actuarial present values from one year to the next, plan changes can also have an impact. During 2008 certain changes became effective in the PBEP and SEBP so the plans would continue to comply with Section 409A of the Internal Revenue Code. SEBP participants elected either an annuity or a lump sum form of payment that will apply at retirement, and the PBEP was amended so it will automatically provide lump sum distributions to terminated participants at the later of age 55 or six months following termination from Moody's. Both of these changes affect the comparability of the actuarial present values from 2007 to 2008, with the 2008 actuarial present values generally being higher if lump sums are in effect. Mr. McDaniel chose a lump sum form of payment for his SEBP. The SEBP was closed as of January 1, 2008 to new participants and the only NEOs who participate in the plan are Mr. McDaniel, Ms. Huber and Mr. Goggins.

(6) The amounts reported in the All Other Compensation column comprise the following compensation items:

Name	Year	Perquisites and Other Personal Benefits(a)	Company Contributions to Vested and Unvested Defined Contribution Plans(b)	Dividends or Other Earnings Paid on Stock or Option Awards(c)	Termination Benefits(d)	Total
Raymond W. McDaniel	2008	—	$ 6,900	$7,891	$ —	$ 14,791
	2007	—	139,449	7,795	—	147,244
	2006	—	184,307	3,161	—	187,468
Linda S. Huber	2008	—	6,900	3,229	—	10,129
	2007	—	63,735	2,621	—	66,356
	2006	—	79,680	750	—	80,430
Michel Madelain	2008	—	37,299	753	—	38,052
	2007	—	—	—	—	—
	2006	—	—	—	—	—
Mark E. Almeida	2008	—	17,838	1,736	—	19,574
	2007	—	41,815	1,687	—	43,502
	2006	—	52,205	669	—	52,874
John J. Goggins	2008	—	16,413	1,847	—	18,260
	2007	—	42,584	1,874	—	44,458
	2006	—	50,049	849	—	50,898
Brian M. Clarkson	2008	—	11,375	9,963	270,833	292,171
	2007	—	75,158	3,600	—	78,758
	2006	—	94,404	1,543	—	95,947

(a) Perquisites and other personal benefits provided to each of the Company's NEOs in fiscal 2008 were, in the aggregate, less than $10,000 per individual.

(b) These amounts represent the aggregate annual Company contributions to the accounts of the NEOs under the Company's Profit Participation Plan and the non-qualified Deferred Compensation Plan in the U.S. The Profit Participation Plan and the Deferred Compensation Plan are tax-qualified defined contribution plans. The amount described with respect to Mr. Madelain was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan. An exchange rate of 1.4619 from The Federal Reserve Bank of New York as of December 31, 2008 was used to calculate the U.S. dollar amount.

(c) These amounts represent dividend equivalents paid on restricted stock awards that vested during 2008, 2007 and 2006.

(d) Payments associated with Mr. Clarkson's Severance Agreement and relate to his termination of employment on July 31, 2008.

(7) Mr. Madelain became an executive officer of the Company as of May 1, 2008. His compensation figures are shown in the table in U.S. dollars. However, certain elements of his compensation were paid in British pounds sterling. An exchange rate of 1.4619 from The Federal Reserve Bank of New York as of December 31, 2008 was used to calculate the U.S. dollar amount.

(8) Mr. Clarkson left the Company as of July 31, 2008. Because Mr. Clarkson's Severance Agreement provides for the Company to provide Mr. Clarkson with unreduced SEBP benefits at age 55, the amount reflected in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings is the present value of the increase in his SEBP benefit.

GRANTS OF PLAN-BASED AWARDS TABLE FOR 2008

The following table sets forth, for the year ended December 31, 2008, information concerning each grant of an award made to the Company's Named Executive Officers in 2008 under any plan.

Name	Grant Date	Authorization Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Closing Price on Day of Grant ($/Sh)	Grant Date Fair Value(6)
Raymond W. McDaniel	2/12/2008	12/18/2007	$732,600	$1,465,200	$2,930,400	—	185,000	$38.07	$36.75	$1,809,300
Linda S. Huber	2/12/2008	12/18/2007	330,000	660,000	1,320,000	—	85,000	$38.07	$36.75	$ 831,300
Michel Madelain	2/12/2008	12/18/2007	248,523	497,046	994,092	—	62,500	$38.07	$36.75	$ 611,250
Mark E. Almeida	2/12/2008	12/18/2007	264,000	528,000	1,056,000	—	62,500	$38.07	$36.75	$ 611,250
John J. Goggins	2/12/2008	12/18/2007	192,500	385,000	770,000	—	50,000	$38.07	$36.75	$ 489,000
Brian M. Clarkson(7)	2/12/2008	12/18/2007	405,450	810,900	1,621,800	—	90,000	$38.07	$36.75	$ 880,200

(1) The Governance and Compensation Committee authorized the grant of stock options for 2008 on December 18, 2007, to be effective on February 12, 2008, the third trading day following the date of the public dissemination of the Company's financial results for 2007.

(2) These awards were granted in 2008 under the Moody's Corporation Covered Employees Cash Incentive Plan, the Company's annual cash incentive program. The Governance and Compensation Committee determines the aggregate funding of the program based on the financial performance of the Company. In addition, certain senior corporate executives will have a component of funding based on earnings per share growth relative to budget. The plan would have been funded at 200% of target if performance (EPS and operating income growth as a percentage) is 12 percentage points higher than budget. For additional information on the annual cash incentive program, see the Compensation Discussion and Analysis on page 17. These awards were earned during 2008 and were to be paid in March 2009. Because EPS and/or operating income growth (as a percentage) was more than 6 percentage points below budget, no formulaic funding occurred. There were no payments under the Company's annual cash incentive program for 2008 as reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 27.

(3) There were no restricted stock award grants made to the NEOs in 2008.

(4) These stock option awards were made under the Company's 2001 Stock Incentive Plan, as amended and restated on December 15, 2008. They are exercisable in four equal annual installments beginning on the first anniversary of the date of grant, February 12, 2009 and expire on February 12, 2018.

(5) The exercise price of these awards is equal to the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date.

(6) The February 12th grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions; an expected stock-price volatility factor of 25%; a risk-free rate of return of 2.97%; a dividend yield of 1.05%; and an expected time of exercise of 5.5 years from the date of grant. The Black-Scholes model is premised on the immediate exercisability and transferability of the options, neither of which applies to the options set out in the table above. The actual amounts realized, if any, will depend on the extent to which the stock price exceeds the option exercise price at the time the option is exercised.

(7) Mr. Clarkson's target amount is listed at the annual amount though any payments to him would have been pro-rated based on his termination date of July 31, 2008. Mr. Clarkson's 2008 stock option grant was forfeited.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE FOR 2008

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each of the Company's Named Executive Officers outstanding as of December 31, 2008. The market value of the shares that have not vested is based on the closing market price of the Company's Common Stock on December 31, 2008 on the New York Stock Exchange.

	Option Awards(1)					Stock Awards(2)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Raymond W. McDaniel	39,740	—		$10.9916	12/21/2009	37,575	$754,882		
	44,120	—		10.7092	01/19/2010				
	300,000	—		14.0625	10/03/2010				
	230,000	—		19.9875	02/07/2012				
	212,000	—		21.2675	02/07/2013				
	165,000	—		32.4075	02/09/2014				
	125,625	41,875		41.6875	02/22/2015				
	57,111	57,112		63.0900	02/08/2016				
	25,700	77,100		72.7150	02/12/2017				
	—	185,000		38.0700	02/12/2018				
Linda S. Huber	50,000	16,667		44.9850	07/01/2015	15,740	316,217		
	22,500	22,500		63.0900	02/08/2016				
	11,125	33,375		72.7150	02/12/2017				
	—	85,000		38.0700	02/12/2018				
Michel Madelain	11,789	—		21.2675	02/07/2013	4,597	92,354		
	8,573	—		32.4075	02/09/2014				
	19,095	6,365		41.6875	02/22/2015				
	6,812	6,813		63.0900	02/08/2016				
	3,187	9,563		72.7150	02/12/2017				
	—	62,500		38.0700	02/12/2018				
Mark E. Almeida	70,000	—		14.0625	10/03/2010	8,283	166,405		
	50,000	—		19.9875	02/07/2012				
	46,000	—		21.2675	02/07/2013				
	33,000	—		32.4075	02/09/2014				
	27,637	9,213		41.6875	02/22/2015				
	12,500	12,500		63.0900	02/08/2016				
	5,687	17,063		72.7150	02/12/2017				
	—	62,500		38.0700	02/12/2018				
John J. Goggins	70,000	—		19.9875	02/07/2012	8,575	172,272		
	64,000	—		21.2675	02/07/2013				
	46,500	—		32.4075	02/09/2014				
	32,662	10,888		41.6875	02/22/2015				
	12,250	12,250		63.0900	02/08/2016				
	6,062	18,188		72.7150	02/12/2017				
	—	50,000		38.0700	02/12/2018				
Brian M. Clarkson	29,300	—		21.2675	02/07/2013	—	—		
	82,500	—		32.4075	07/31/2013				
	60,300	20,100		41.6875	07/31/2013				
	25,000	25,000		63.0900	07/31/2013				
	12,375	37,125		72.7150	07/31/2013				

(1) Option awards are exercisable in four equal, annual installments beginning on the first anniversary of the date of grant. The grant date for options is ten years earlier than the Option Expiration Date reported in this table.

(2) Subject to the NEO's continued employment through each vesting date, the vesting of restricted stock awards in any one year generally depends on the financial performance of the Company. Twenty-five percent of the total number of shares subject to an award represents the "Target Shares" for each vesting year. If the Company's annual operating income growth in any one year is (i) less than 10%, then 50% of the Target Shares will vest; (ii) between 10% and 15% (inclusive), then 100% of the Target Shares will vest; and (iii) greater than 15%, then 150% of the Target Shares will vest. Notwithstanding the possibility of accelerated vesting in any year of operating income growth greater than 15%, no more than 100% of the initial award will vest, and all shares will vest in full, if not previously vested, five years from the grant date, subject to the NEO's continued employment through such date, regardless of whether the specified performance goals have been achieved.

(3) Value is calculated based on the closing price of the Common Stock on December 31, 2008, $20.09.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2008

The following table sets forth information concerning the number of shares of Common Stock acquired and the value realized upon the exercise of stock options and the number of shares of Common Stock acquired and the value realized upon vesting of restricted stock awards during 2008 for each of the Company's Named Executive Officers on an aggregated basis. In the case of stock options, the value realized is based on the market price of the Company's Common Stock on the New York Stock Exchange at the time of exercise and the option exercise price; in the case of restricted stock awards, the value realized is based on the average high and low market price of the Company's Common Stock on the New York Stock Exchange on the vesting date.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Raymond W. McDaniel	—	—	23,208	$ 863,338
Linda S. Huber	—	—	9,496	353,251
Michel Madelain	—	—	3,007	111,860
Mark E. Almeida	—	—	5,106	189,943
John J. Goggins	—	—	5,431	202,033
Brian M. Clarkson	—	—	28,273(1)	1,014,828

(1) Because Mr. Clarkson's departure was a retirement under the Company's equity plans, as a consequence, his restricted stock grants will vest in full and all restrictions on such shares lapsed upon his termination and his unvested stock options (other than the grant he received in 2008) will continue to vest and (together with his vested stock options) be exercisable for five years from the date of termination or, if shorter, the remaining stated term of each option.

PENSION BENEFITS TABLE FOR 2008

The following table sets forth information with respect to each defined benefit pension plan that provides for payments or other benefits to the Named Executive Officers at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service (#)(2)	Present Value of Accumulated Benefit at 12/31/08 ($)	Payments During Last Fiscal Year ($)
Raymond W. McDaniel	Retirement Account	20.5000	$ 192,060	—
	Pension Benefit Equalization Plan	20.5000	978,270	—
	Supplemental Executive Benefit Plan	21.8333	10,238,587	—
Linda S. Huber	Retirement Account	2.5833	24,601	—
	Pension Benefit Equalization Plan	2.5833	67,922	—
	Supplemental Executive Benefit Plan	3.6667	522,340	—
Michel Madelain(1)	Moody's Group Personal Pension Plan	—	—	—
Mark E. Almeida	Retirement Account	19.5000	157,702	—
	Pension Benefit Equalization Plan	19.5000	267,323	—
	Supplemental Executive Benefit Plan	—	—	—
John J. Goggins	Retirement Account	8.8333	70,473	—
	Pension Benefit Equalization Plan	8.8333	137,729	—
	Supplemental Executive Benefit Plan	9.9167	1,053,883	—
Brian M. Clarkson	Retirement Account	16.0833	173,121	—
	Pension Benefit Equalization Plan	16.0833	598,759	—
	Supplemental Executive Benefit Plan	17.0833	2,001,914	—
	Severance Agreement(3)	17.0833	3,002,870	—

(1) The Company provides retirement benefits to the NEOs under three defined benefit pension plans, except for Michel Madelain who is not a U.S. employee. As reflected in footnote (6) to the Summary Compensation Table, an amount was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan on Mr. Madelain's behalf. Using an exchange rate of 1.4619 from the Federal Reserve Bank of New York as of December 31, 2008, the amount contributed was $37,299 in 2008.

(2) The credited service for the Retirement Account and the PBEP is based on service from the date the individual became a participant in the plan. Individuals become participants in the plan on the first day of the month coincident with or next following the completion of one year of service. The SEBP provides credited service from the participant's date of hire with Moody's. For Messrs. McDaniel, Clarkson and Almeida, the date of participation in the Retirement Account is based on an earlier plan provision that provided for individuals to become participants on the January 1 or July 1 following the completion of one year of service.

(3) The SEBP features a "cliff vesting" provision pursuant to which any SEBP participant who terminates employment before both reaching the age of 55 and accumulating 10 years of service will have his SEBP benefits reduced by 60% of the otherwise accrued benefit. The Board exercised its authority to waive the reduction in benefits for pre-age 55 terminations and granted Mr. Clarkson the full value of his accrued SEBP benefit, otherwise in accordance with plan terms. The amount shown in the Severance Agreement row reflects the benefit he received as a result of the Company agreeing to provide unreduced SEBP benefits.

The Company provides retirement benefits to the Named Executive Officers under three defined benefit pension plans except for Michel Madelain who is not a U.S. employee: the Moody's Corporation Retirement Account (the "Retirement Account"), the Moody's Corporation Pension Benefit Equalization Plan (the "PBEP"), and the Moody's Corporation Supplemental Executive Benefit Plan (the "SEBP"). The Retirement Account is a broad-based tax-qualified defined benefit pension plan. The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants that would otherwise be lost under the Retirement Account due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. The Retirement Account, together with the PBEP, provides retirement income based on a percentage of annual compensation. The SEBP is a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the PBEP for designated senior executive officers of the Company. An amount was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan, described below, on Mr. Madelain's behalf.

None of the continuing Named Executive Officers are currently eligible for early retirement under any of the Company's defined benefit pension plans.

The assumptions made in computing the present value of the accumulated benefits of the Named Executive Officers, except as described in the following sentence, are incorporated herein by reference to the discussion of those assumptions under the heading "Pension and Other Post-Retirement Benefits" in the Management's Discussion and Analysis and Note 11 to the financial statements as contained in the Company's Annual Report on Form 10-K filed with the Commission on March 2, 2009. The assumed retirement age used in computing the present value of the accumulated benefits of the Named Executive Officers was age 65 in the case of the Retirement Account, age 65 in the case of the PBEP, and age 55 in the case of the SEBP.

The material terms in effect in 2008 of the Retirement Account, the PBEP, and the SEBP are described below. Each of these plans was amended effective as of January 1, 2008. Therefore, future benefit accruals made under these plans will be subject to revised terms.

Moody's Corporation Retirement Account

All U.S. employees hired prior to January 1, 2008 and who have been continuously employed are eligible to participate in the Retirement Account after attaining age 21 and completing one year of service with the Company. Participants earn one month of credited service for each month or fraction thereof from the date they become eligible to participate in the plan. The Retirement Account is a cash balance plan providing benefits that grow monthly as hypothetical account balances, which are credited with interest and pay-based credits. Interest credits are based on a 30-year Treasury interest rate equivalent with a minimum compounded annual interest rate of 3%. Pay-based credits are amounts allocated to each participant's hypothetical account based upon a percentage of monthly pensionable compensation. The percentage of compensation allocated annually ranges from 3% to 12.5%. Each participant's pay-based credit percentage is based on their attained age and credited service. Compensation is based on actual earnings which include base salary, regular bonus (or annual incentive award), overtime, and commissions. Severance pay, contingent payments, and other forms of special remuneration are excluded.

Participants vest in their benefits after completing three years of service with the Company. Upon termination of employment, a participant may elect to receive an immediate lump sum distribution equal to 50% of his cash balance account. The remaining 50% of the cash balance account must be received in the form of an annuity upon retirement at age 55 or later. The normal retirement age under the Retirement Account is age 65, but participants who have attained age 55 with at least 10 years of service may elect to retire early. Upon retirement, participants can choose among the various actuarially equivalent forms of annuities offered under the plan. The Retirement Account was amended as of January 1, 2008 in order to keep the plan in compliance with recent tax law changes. These changes included revising actuarial assumptions used for calculating distributions, adding an option for married participants to elect a joint and survivor annuity with a 75% continuation benefit for the surviving spouse, reflecting required three-year vesting of benefits, and adding roll-over rights for non-spouse beneficiaries.

Moody's Corporation Pension Benefit Equalization Plan

The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants whose pensionable compensation exceeds the limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. For 2008, this limitation was $230,000. The provisions of the

PBEP are the same as those of the Retirement Account except for the form of payment which must be as a lump sum. Upon attaining age 55 with at least 10 years of service, participants may elect to retire. The PBEP was amended as of January 1, 2008 to provide that any participant who is an active employee of the Company or any subsidiary after December 31, 2004 shall receive all of his benefits under the PBEP in a lump sum on the six month anniversary of his separation from service with the Company or a subsidiary.

Moody's Corporation Supplemental Executive Benefit Plan

The SEBP is closed to new participants and the only Named Executive Officers participating in the plan are Mr. McDaniel, Ms. Huber and Mr. Goggins. The SEBP is a non-tax-qualified defined benefit pension plan designed to ensure the payment of a competitive level of retirement income and disability benefits to participants. Historically, a key management employee of the Company who was deemed to be responsible for the management, growth, or protection of the Company's business, and who was designated in writing by the Chief Executive Officer and approved by the Governance and Compensation Committee was eligible to participate in the plan on the effective date of his designation. The target retirement benefit for a participant is equal to 2% of average final compensation for each year of credited service up to 30 years of credited service, for a maximum benefit of 60% of average final compensation. This target benefit is offset by other pension benefits earned under the Retirement Account and PBEP, as well as benefits payable from Social Security and other pension benefits payable by the Company.

Participants earn one month of credited service for each month or fraction thereof that they are employed by the Company. Eligible compensation includes base salary, annual incentive awards, commissions, lump sum payments in lieu of foregone merit increases, "bonus buyouts" as the result of job changes, and any portion of such amounts voluntarily deferred or reduced by the participant under any Company employee benefit plan. Average final compensation is the highest consecutive 60 months of eligible compensation in the last 120 months of employment.

The SEBP also provides a temporary disability benefit in the event of a participant's total and permanent disability. This disability benefit is equal to 60% of the 12 months of compensation earned by the participant immediately prior to the date of disability. The disability benefit is offset by any other disability income and/or pension income the participant is already receiving. Payment of the temporary disability benefit continues during the participant's period of disability, but no later than age 65. During the period of total and permanent disability, a participant continues to earn credited service for retirement purposes.

Participants vest in their benefits after completing five years of service with the Company. Benefits are payable at the later of age 55 or termination of employment. For participants who terminate their employment prior to attaining age 55, benefits must commence at age 55 and their SEBP benefit will be reduced by 60% for early retirement. If a participant or vested former participant retires directly from the Company after age 55 and before age 60 without the Company's consent, his retirement benefit is reduced by 3% for each year or fraction thereof that retirement commences prior to reaching age 60. If a participant retires directly from the Company on or after age 55 with the Company's consent, benefits are not reduced for commencement prior to age 60.

The normal form of payment under the SEBP is a single-life annuity for non-married participants or a fully-subsidized 50% joint and survivor annuity for married participants. Participants may receive up to 100% of their benefit in the form of a lump-sum distribution by making a written election at least 12 months prior to termination of employment. 2008 actuarial present values generally were higher if lump sums are in effect.

The SEBP was amended January 1, 2008 in order to reflect the requirements of Section 409A of the Internal Revenue Code.

Moody's UK Group Personal Pension Plan

The Group Personal Pension Plan (the "GPPP") enables employees in the United Kingdom to contribute to a pension arrangement. The GPPP is a collection of individual pension policies. Each member has his or own individual pension policy within the GPPP and, if the employee changes jobs, the employee may be able to continue to contribute to the policy if he so wishes. Membership in the GPPP is voluntary and is offered to all employees of the Company's UK subsidiary ("Moody's UK") who are directly employed by Moody's UK, are between the ages of 18 and 65 and have completed three months of service. Moody's UK makes contributions representing a percentage of pensionable salary at a rate dependent upon the employee's age. The percentage increases as the employee's age near retirement. Moody's UK will stop paying contributions to the GPPP when an employee leaves service, or on the date of contractual retirement, if earlier. As a condition to membership in the GPPP, an employee is required to make regular contributions of at least 3% of one's pensionable salary for the first two years of membership. After an employee is a member of the GPPP for two years, the employee is not required to contribute personally to the GPPP in order to benefit from the contributions available from Moody's UK, but the employee may elect to pay personal contributions on a voluntary basis up to a maximum amount set forth in the GPPP which is dependent upon one's age and earnings. Employee contributions qualify for tax relief and they are invested in funds which have beneficial tax treatment. Employees are not taxed on the contributions paid into the GPPP by Moody's UK.

NONQUALIFIED DEFERRED COMPENSATION TABLE(1)

The following table sets forth information concerning the nonqualified deferred compensation of the Named Executive Officers in 2008.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year (S)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Raymond W. McDaniel	$ —	$ —	$ —	—	$ —
Linda S. Huber	—	—	—	—	—
Michel Madelain	—	—	—	—	—
Mark E. Almeida	43,542	10,938	(13,290)	—	41,189
John J. Goggins	19,025	9,513	(2,780)	—	25,757
Brian M. Clarkson	16,250	8,125	(5,333)	—	19,042

(1) No nonqualified deferred compensation earnings were included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" of the Summary Compensation Table as there were no above-market earnings for the NEOs under the Moody's Corporation Deferred Compensation Plan in 2008.

Moody's Corporation Deferred Compensation Plan

Effective January 1, 2008 the Company implemented the Moody's Corporation Deferred Compensation Plan (the "DCP"). Each year, employees expected to earn annual compensation in excess of the IRS compensation limit for allowable pre-tax deferrals into the Moody's Profit Participation Plan, are notified of their eligibility to participate in the DCP.

The primary purpose of the DCP is to allow these employees to continue pre-tax deductions into a nonqualified plan and receive the maximum company match on compensation which exceeds the IRS limits for allowable pre-tax deferrals into the Moody's Profit Participation Plan. A limited group of highly compensated senior management has the option of immediate deferral of up to 50% of base salary and/or bonus. However, the Company match only applies to deferrals in excess of the IRS limit on compensation. In addition, the Company will credit to the DCP employer contributions that would have been made to the Profit Participation Plan but for the application of the compensation limit.

Each participant may select one or more deemed investment funds offered under the DCP for the investment of the participant's account and future contributions. The deemed investment funds are substantially the same as the funds available in the Profit Participation Plan. The DCP is unfunded and no cash amounts are paid into or set aside in a trust or similar fund under the DCP. All amounts deducted from a participant's earnings, along with any Company contributions, are retained as part of the Company's general assets and are credited to the participant's bookkeeping account under the DCP. The value of a participant's account increases or decreases in value based upon the fair market value of the deemed investment funds as of the end of the year. The forms of distribution under the DCP are either a lump sum or an annuity after termination.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below reflects the amount of compensation that would become payable to each of the Named Executive Officers under certain existing plans and arrangements if the executive's employment had terminated under the specified circumstances or if there had been a change in control on December 31, 2008, given the named executive's compensation and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits that may be available to the executive prior to the occurrence of any termination of employment, including under exercisable stock options held by the executive, and benefits available generally to salaried employees, such as distributions under the Company's tax-qualified defined contribution plan and accrued vacation pay. In addition, in connection with any event including or other than those described below, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Company determines appropriate.

The actual amounts that would be paid upon a Named Executive Officer's termination of employment can be determined only at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's then current compensation.

Moody's Corporation Career Transition Plan

Each of the Company's Named Executive Officers currently participates in the Moody's Corporation Career Transition Plan. This plan generally provides for the payment of benefits if an eligible executive officer's employment terminates for one of several specified events: a reduction in force, a job elimination, unsatisfactory job performance (not constituting cause), or a mutually agreed upon resignation.

The CTP provides payments and benefits to individuals for what Moody's believes to be a reasonable period for them to find comparable employment. It also affords both Moody's and the individual the motivation to resolve any potential claims or other issues between the parties with finality, which helps minimize distractions for management and protect the interests of stockholders.

The plan does not cover employment terminations resulting from a unilateral resignation, a termination of employment for cause, a sale, merger, spin-off, reorganization, liquidation, or dissolution of the Company, or where the Named Executive Officer takes a comparable position with an affiliate of the Company. "Cause" means willful malfeasance or misconduct, a continuing failure to perform his duties, a failure to observe the material policies of the Company, or the commission of a felony or any misdemeanor involving moral turpitude. In the event of an eligible termination of employment, a Named Executive Officer may be paid 52 weeks of salary continuation (26 weeks if the executive officer is terminated by the Company for unsatisfactory performance), payable at the times the executive officer's salary would have been paid if employment had not terminated. For this purpose, salary consists of the Named Executive Officer's annual base salary at the time of termination of employment. In addition, the Named Executive Officer may receive continued medical, dental, and life insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being generally provided by the Company to its employees. In addition, the executive is entitled to receive any benefits that he or she otherwise would have been entitled to receive under Moody's retirement plans, although these benefits are not increased or accelerated.

Except in the case of a termination of employment by the Company for unsatisfactory performance, the Named Executive Officer also may receive:

- a prorated portion of the actual annual cash incentive for the year of termination of employment that would have been payable to the executive officer under the annual cash incentive plan in which the executive officer was participating at the time of termination, provided that the executive officer was employed for at least six full months during the calendar year of termination;
- financial planning and counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

The plan gives the Company's Chairman and Chief Executive Officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, a Named Executive Officer (other than himself) under the plan. As a matter of policy, if Mr. McDaniel intended to increase the benefits payable, any such proposal would be reviewed by the Committee.

The receipt of any benefits under the plan is contingent upon the affected Named Executive Officer signing a severance and release agreement that prohibits him from engaging in conduct that is detrimental to the Company, such as working for certain competitors, soliciting customers or employees after employment ends, and disclosing confidential information the disclosure of which would result in competitive harm to us. These provisions extend for the one year period during with the Named Executive Officer would be receiving payments pursuant to the CTP.

The estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under the CTP as of the last day of 2008 are reported in the discussion of Potential Payments Upon Termination or Change in Control on page 37.

The estimated payments and benefits that would be provided to each Named Executive Officer still serving in that capacity under each circumstance that is covered by the Career Transition Plan are listed in the tables below.

Potential Payments and Benefits Upon a Termination of Employment By Reason of a Reduction in Force, Job Elimination, or a Mutually Agreed Upon Resignation(1)

Name	Salary Continuation ($)	Annual Cash Incentive ($)	Cash Payments in Lieu of Performance–Based Awards ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$936,000	$1,465,200	—	$11,662	$25,000	$2,437,862
Linda S. Huber	510,000	660,000	—	—	25,000	1,195,000
Michel Madelain	409,332	497,046	—	1,023	25,000	932,401
Mark E. Almeida	450,000	528,000	—	6,363	25,000	1,009,363
John J. Goggins	400,000	385,000	—	11,662	25,000	821,662
Brian Clarkson(2)	379,167	—	—	6,803	—	385,970

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2008;
- each NEO's base salary was the amount as of December 31, 2008 and is continued for a period of 52 weeks; and
- each NEO's annual cash incentive is equal to 100% of the target amount under the annual cash incentive program.

(2) Mr. Clarkson is entitled to 52 weeks of salary and benefits continuation under the CTP. Salary continuation amounts received in 2008 under the CTP are reflected in the "All Other Compensation" column of the Summary Compensation Table on page 27. The salary continuation amount included in the table above reflects the amount of his salary continuation to be paid in 2009, the receipt of which is contingent upon his release agreement that prohibits him from engaging in conduct that is detrimental to the Company, such as working for certain competitors, soliciting customers or employees after employment ends, and disclosing confidential information the disclosure of which would result in competitive harm to us. The amounts shown in the "Medical, Dental, and Life Insurance Benefits" column reflect the continuation of benefits to be received by him in 2009.

Potential Payments and Benefits Upon a Termination of Employment
By Reason of Unsatisfactory Job Performance
(Not Constituting Cause)(1)

Name	Salary Continuation ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$468,000	$11,662	$25,000	$504,662
Linda S. Huber	255,000	—	25,000	280,000
Michel Madelain	204,666	1,023	25,000	230,689
Mark E. Almeida	225,000	6,363	25,000	256,363
John J. Goggins	200,000	11,662	25,000	236,662

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2008; and
- each NEO's base salary was the amount as of December 31, 2008 and is continued for a period of 26 weeks.

Other Potential Payments Upon Termination of Employment

Except for the Career Transition Plan and as provided below, the Company does not have any other contracts, agreements, plans, or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with a termination of employment or a change in control of the Company or a change in the Named Executive Officer's responsibilities.

The Company's 2001 Stock Incentive Plan provides for vesting of outstanding stock options and restricted stock awards under certain circumstances as follows:

- in the event of the death or disability of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will immediately vest in full and such portion may thereafter be exercised during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of death or disability;

- in the event of the retirement of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will continue to vest in full during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of retirement;
- in the event of a termination for any reason other than death, disability or retirement, an unexercised stock option may thereafter be exercised during the period ending 30 days after the date of termination, but only to the extent such stock option was exercisable at the time of termination;
- in the event of the death, disability, or retirement of a Named Executive Officer after the first anniversary of the date of grant of a restricted stock award, the award will immediately vest in full;
- in the event of termination for any reason other than death, disability or retirement, after the first anniversary of the date of grant of a restricted stock award, the award shall be forfeited; and
- in the event of a change in control of the Company, the unvested portion of all outstanding stock options and restricted stock awards vest in full.

None of the continuing Named Executive Officers are currently eligible for retirement under the 2001 Stock Incentive Plan.

Potential Payments and Benefits Upon a Termination of Employment Following a Change in Control of the Company(1)

Name	Stock Options ($)	Restricted Stock Awards ($)	Total ($)
Raymond W. McDaniel	—	$754,882	$754,882
Linda S. Huber	—	316,217	316,217
Michel Madelain	—	92,354	92,354
Mark E. Almeida	—	166,405	166,405
John J. Goggins	—	172,272	172,272

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment or the change in control of the Company was December 31, 2008; and
- the market price per share of the Company's Common Stock on December 31, 2008 was $20.09 per share, the closing price of the Common Stock on that date.

Potential Payments and Benefits Upon a Termination of Employment by Reason of Death, Disability, or Retirement(1)

Name	Stock Options ($)	Restricted Stock Awards ($)	Total ($)
Raymond W. McDaniel	—	$754,882	$754,882
Linda S. Huber	—	316,217	316,217
Michel Madelain	—	92,354	92,354
Mark E. Almeida	—	166,405	166,405
John J. Goggins	—	172,272	172,272

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment or the change in control of the Company was December 31, 2008; and
- the market price per share of the Company's Common Stock on December 31, 2008 was $20.09 per share, the closing price of the Common Stock on that date.

STOCKHOLDER PROPOSALS

ITEM 3—INDEPENDENT CHAIRMAN

The Massachusetts Laborers' Pension Fund, 14 New England Executive Park, Suite 200, P.O. Box 4000, Burlington, Massachusetts 01803-0900, the beneficial owner of 1,100 shares of Common Stock, has given notice of his intention to make the following proposal at the Annual Meeting.

RESOLVED: That stockholders of Moody's Corporation, ("Moody's" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Moody's. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how the select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Mr. Raymond McDaniel, Jr. is both the Chairman of the Board and the CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Moody's require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Moody's, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

Statement of the Board of Directors in Opposition to Independent Chair Stockholder Proposal

The Board of Directors unanimously recommends that stockholders vote AGAINST this proposal.

The proponent is requesting that the Board adopt a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. However, the Board already has mechanisms in place to provide independent Board leadership, including a Lead Independent Director, and the Board believes that the Company and its stockholders are best served by the Board's current leadership structure.

Lead Independent Director. To provide independent Board leadership, the Company has a Lead Independent Director, who is appointed annually by the independent directors. As discussed on page 5 of this Proxy Statement and in our Corporate Governance Principles, the Lead Independent Director presides over and sets the agenda for executive sessions of the independent directors, and has the authority to call executive sessions of the independent directors. The Lead Independent Director's responsibilities also include: (1) consulting with the Chairman regarding agendas, scheduling and information needs for Board and committee meetings; (2) acting as a liaison between the independent directors and management; and (3) presiding at Board meetings when the Chairman is not present. By contrast, the Chairman's responsibilities include presiding at meetings of the Board and at the annual meeting of stockholders.

Independent Oversight. The Board also has adopted a number of governance practices that promote the independence of the Board and independent oversight of management. First, eight out of nine members of the Board are independent directors. Second, both the Audit Committee and the Governance and Compensation Committee consist solely of independent directors. Third, the independent directors routinely meet in executive sessions, which the Lead Independent Director chairs. In 2008, there were four executive sessions of the Board. Finally, the Governance and Compensation and Committee, consisting solely of independent directors, is responsible for evaluating the performance of the Chief Executive Officer, and all of the independent directors approve the Chief Executive Officer's compensation after considering the results of the evaluation.

Current Leadership Structure. The Board also believes that the Company and its stockholders are best served by the Board's current leadership structure, in which Mr. McDaniel serves as our Chairman and Chief Executive Officer. Rather than taking a "one-size fits all" approach to Board leadership, our Corporate Governance Principles permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. This allows the Board the flexibility to determine whether the roles should be combined or separated based upon the Company's circumstances and needs at any given time. The Board currently believes that the Company and its stockholders are best served by having Mr. McDaniel serve in both positions. He is most familiar with our business and the unique challenges the Company faces in the current environment and is best situated to lead discussions on important matters affecting the Company at this time.

In this regard, the Board's current leadership structure is consistent with practice at a majority of U.S. companies. American companies have historically followed a model in which the chief executive officer also serves as chairman of the board. This model has succeeded because it makes clear that the chief executive officer and chairman is responsible for managing the corporation's business, under the oversight and review of its board. This structure also enables the chief executive officer to act as a bridge between management and the board, helping both to act with a common purpose. According to one survey, in 2008, 61% of the boards of directors at S&P 500 companies had a combined chairman and chief executive officer (see Spencer Stuart Board Index 2008, available at www.spencerstuart.com/).

Based on the foregoing, the Board believes that adopting a policy that requires an independent Chairman of the Board is unnecessary and not in the best interests of the Company and its stockholders. For these reasons, the Board opposes adopting a policy to require an independent Chairman.

The Board of Directors therefore recommends a vote AGAINST this stockholder proposal.

ITEM 4—SHARE RETENTION POLICY

The American Federal of State, County and Municipal Employees, AFL-CIO, 1625 L. Street, N.W., Washington, DC 20036-5687, the beneficial owner of 1,444 shares of Common Stock, has given notice of his intention to make the following proposal at the Annual Meeting.

RESOLVED, that stockholders of Moody's Corporation ("Moody's") urge the Governance and Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to stockholders regarding the policy before Moody's 2010 annual meeting of stockholders. The stockholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at Moody's. According to Moody's 2008 proxy statement, long-term incentive compensation paid 100% in equity grants accounted for between 55 and 70% of total compensation for the Named Executive Officers.

Moody's claims that equity-based compensation promotes alignment between executive and stockholder interests. Unfortunately, Moody's equity compensation programs have yet to translate into meaningful levels of stock ownership. Moody's most recent proxy statement disclosed that CEO Raymond McDaniel owned only 138,140 shares outright as of December 31, 2007, .055% of shares outstanding on that date. And all officers and directors as a group owned outright only 2,927,272 shares, or 1.16% of shares outstanding, on December 31, 2007. Thus, we believe that the alignment benefits touted by Moody's are not being fully realized.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Moody's long-term success and would better align their interests with those of Moody's stockholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2002 report by the commission of The Conference Board endorsed the idea of a holding requirement, stating that the long-tem focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

In February 2008, Moody's adopted a stock ownership guideline requiring directors and executives to own shares of Moody's stock worth a specified multiple of base salary or, in the case of outside directors, the annual cash retainer. The directors and executives covered by the policy have five years in which to comply. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership, especially given the extended time period for compliance. We also view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

We urge stockholders to vote for this proposal.

Statement of the Board of Directors in Opposition to Proposal on Retention of Shares Acquired Under Equity Compensation Programs

The Board of Directors unanimously recommends that stockholders vote AGAINST this proposal.

The proponent is requesting that the Governance and Compensation Committee adopt a policy requiring senior executive officers to retain a "significant percentage" of shares acquired through equity compensation programs until two years after their departure from the Company. The proposal further recommends that this percentage be no lower than 75% of net after-tax shares. The Board believes that such a policy is unnecessary because the Company's executives already own and hold a meaningful amount of Company stock pursuant to the Company's stock ownership guidelines. The Board believes that these guidelines have successfully aligned the interests of the Company's executives with the interests of stockholders and that setting a 75% threshold could be onerous on those executives.

Stock Ownership Guidelines. The Company has had stock ownership guidelines for its executive officers in place for over four years, since July 2004 (not since February 2008, as the proposal incorrectly states). As discussed on page 25 of this Proxy Statement and in our Corporate Governance Principles, ownership guidelines are five times base salary for the Chief Executive Officer and three times base salary for the remaining named executives officers. Executives have until July 2009 (or five years from the date on which they became executives) to satisfy the guidelines. The Governance and Compensation Committee has been monitoring compliance with these guidelines periodically since their adoption and intends to revisit the status of compliance with the guidelines as July 2009 approaches. The current financial crisis has adversely impacted the Company's stock price and consequently has affected the number of shares that executives must own in order to satisfy the thresholds in the stock ownership guidelines. However, the Board believes that these thresholds have been appropriately designed to align the interests of the Company's executives with those of its stockholders. The Board also believes, based on executives' current stock ownership levels, that the stock ownership guidelines are accomplishing their intended purpose of aligning executive and stockholder interests and ensuring that executives own and hold a meaningful amount of Company stock.

Retention of Company Stock. The proposal singles out Mr. McDaniel's ownership of Company stock in support of its argument that a stock retention policy is superior to the Company's current stock ownership guidelines. However, Mr. McDaniel has not exercised a single one of the stock option awards granted to him since 2000; he has held all of his stock options. Similarly, since 2000, Mr. McDaniel's only disposition of restricted stock has occurred in connection with the automatic sale of shares for tax withholding purposes upon vesting of the restricted stock; a practice that the proposal specifically would permit. Since our executives, including Mr. McDaniel, already have followed a practice of retaining their stock in the Company, the Board believes that a policy mandating that they do so is unnecessary.

Hedging Transactions. All executive officers and directors are subject to a securities trading policy whereby hedging transactions are prohibited. We believe that these prohibitions are crucial to the elimination of speculative trading.

Based on the foregoing, the Board believes that it is unnecessary for the Company to adopt a policy requiring executives to retain a "significant percentage" of shares acquired through equity compensation programs until two years after their departure from the Company. For this reason, the Board opposes the proposal.

The Board of Directors therefore recommends a vote AGAINST this stockholder proposal.

OTHER BUSINESS

The Board of Directors knows of no business other than the matters set forth herein that will be presented at the Annual Meeting. Inasmuch as matters not known at this time may come before the Annual Meeting, the enclosed proxy confers discretionary authority with respect to such matters as may properly come before the Annual Meeting, and it is the intention of the persons named in the proxy to vote in accordance with their best judgment on such matters.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Stockholder proposals which are being submitted for inclusion in the Company's proxy statement and form of proxy for the 2010 annual meeting of stockholders must be received by the Company at its principal executive offices no later than 5:30 p.m. EST on November 18, 2009. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act.

Under the Company's By-Laws, notices of matters which are being submitted other than for inclusion in the Company's proxy statement and form of proxy for the 2010 annual meeting of stockholders must be received by the Corporate Secretary of the Company at its principal executive offices no earlier than January 28, 2010 and no later than February 17, 2010. Such matters when submitted must be in full compliance with applicable law and the Company's By-Laws. If we do not receive notice of a matter by February 17, 2010, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the meeting.

March 18, 2009

DEAR SHAREHOLDERS AND OTHER READERS,

In my letter to you last year I observed that "the severity and protracted nature of market dislocations... confirms that the challenges of 2007 will persist well into 2008." It is now obvious that those challenges not only persisted but also deepened and widened, breaching previously safe havens of the global economy. By the fourth quarter of 2008 we were witnessing worldwide paralysis in the global credit markets. Determining the mechanisms that will support sustainable recovery and restore market confidence will be a critical effort through 2009 and will carry lasting aftereffects. For Moody's, this recovery process represents both a responsibility and an opportunity: Moody's Investors Service has enhanced its rating processes and ratings transparency, summarized in our Special Comment, *Strengthening Analytical Quality and Transparency,* available to readers in the Credit Policy area of moodys.com; Moody's Analytics has developed and invested in important risk-management products and services, both independently and through selective acquisitions. I will further discuss our efforts in the context of current and longer-term financial market dynamics, after a brief summary of Moody's financial performance for 2008.

THE YEAR IN REVIEW

Moody's financial performance in 2008 was disappointing. Revenue contracted by approximately $500 million and net income by $235 million[1] versus the Company's record performance in 2007. Market conditions were sluggish from the beginning of the year through mid-September when credit markets collapsed and issuance activity virtually ceased through year-end. Loss of investor confidence led to extreme risk aversion, with demand for capital protection clearly trumping the demand for return on capital.

Despite substandard financial performance, Moody's demonstrated resilience through these extraordinarily challenging business conditions. We invested in strategic growth opportunities and remained profitable, due to our solid base of recurring revenue and prudent expense management. Recurring revenue—including fees from monitoring outstanding securities and from subscription-based products—accounted for 64% of Moody's overall revenue. Cost management initiatives reduced the Company's year-over-year expenses by 11%, partially mitigating the effect of declining revenue on operating income and earnings. Revenue growth was limited to our Moody's Analytics business, which grew 15%, and the public, project and infrastructure finance ratings unit of Moody's Investors Service, which had a modest revenue increase.

Geographically, Moody's international revenue declined 6% versus 2007, but grew annually as a percentage of total revenue from 40% to 48% in 2008. While the stress in the U.S. credit markets affected other regions, especially Europe, conditions internationally were generally less extreme and selected markets in Asia and other areas continued to present attractive opportunities. Foreign currency exchange rates and the depreciation of the U.S. dollar had a favorable impact of one percentage point on revenue in 2008, comparable to the two points of revenue growth attributable to exchange rates in 2007.

(1) Excluding restructuring and legacy tax items from both years.

At Moody's Investors Service, global ratings revenue declined by 32% in 2008, with the largest contraction coming from structured finance. The structured finance market faced difficulties all year, with new issuance disappearing in the U.S. and slowing internationally in the fourth quarter. The corporate finance ratings area also experienced a material decline, with high-yield bonds and bank loans hit hardest by investors' limited appetite for risk. Our financial institutions ratings business posted a modest decrease for the year, with uneven issuance amid eroding market conditions and countervailing policy actions, while the public, project and infrastructure finance area achieved mid-single-digit growth. Total ratings revenue declined by 42% for the U.S., while international ratings revenue fell by 15%.

2008 marked the first year of operation for Moody's Analytics—our capital markets research and bank risk-management software segment. Moody's Analytics includes several different businesses—analytic tools, economic data and analysis, risk-management software solutions and credit training services—along with sales of credit research and related content produced by the rating agency.

Moody's Analytics revenue grew 15% this year against increasingly difficult market conditions, with all three business lines—subscriptions, software and consulting—contributing to top-line growth. U.S. revenue increased 9% from 2007, while international revenue increased 21%, representing just over half of Moody's Analytics' total revenue.

Other reported financial measures for Moody's Corporation include:

- Operating income[2] of $748 million, down 34% from $1.13 billion in 2007
- Net income[3] of $458 million, down 35% from $702 million in 2007
- Diluted earnings per share[3] of $1.87, down 28% from $2.58 in 2007

(2) Includes a restructuring charge of $50 million in 2007 and minor restructuring adjustments in 2008.

(3) Net income and diluted EPS in 2008 include minor adjustments to the 2007 restructuring charge and a $10.7 million benefit relating to the resolution of certain legacy tax matters. The 2007 amounts include a $52.3 million benefit related to the resolution of certain legacy tax matters and $30.0 million after-tax related to the restructuring charge.

Moody's demonstrated resilience through these extraordinarily challenging business conditions. We invested in strategic growth opportunities and remained profitable, due to our solid base of recurring revenue and prudent expense management.



Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

THE "WAY FORWARD" FOR 2009 AND BEYOND

As we approach the second anniversary of the current contraction in global credit markets, we anticipate similar or even greater stresses in 2009. De-leveraging and uncertainty continue to affect the global financial system; credit conditions remain tight, especially for consumers and businesses most in need; and negative trends persist for macroeconomic and capital market indicators, including unemployment and corporate default rates. To understand Moody's ongoing role, function and growth prospects, it is first necessary to consider how credit markets, the regulatory environment and overall business conditions are changing. To this end, I offer some modest observations from Moody's perspective, discuss some potential ways forward, and assess the possible implications of these changes for the Company.

Cyclical and Structural Market Challenges. The pandemic of lost confidence is now well chronicled, starting with the poor performance of U.S. subprime home mortgages and mortgage-related securities originated in 2006 and early 2007. It is also now clear that latent vulnerabilities had developed within the infrastructure of the global financial markets, as the rate of financial innovation and market globalization outpaced existing regulatory and oversight mechanisms. These realities have shifted perspectives for policymakers, regulatory authorities and market participants: the emphasis on deep but "normal" cyclical conditions has waned, while concerns associated with structural vulnerabilities have grown in magnitude and standing. This shift is important because the former circumstances are more likely to be endured while the latter ones invite formal change.

With such change likely to occur in multiple markets, the national orientation of most policymakers and oversight bodies may lead them to retrench from global approaches. At the same time, the de-leveraging and required recapitalization of financial institutions threatens to curtail foreign lending and increase reliance on domestic funding sources. For global markets to thrive again, however, robust regional and global coordination of markets must accompany national oversight.

Competition and Management of Potential Conflicts in Credit Ratings. Policymakers and private sector commentators have suggested changes in rating agency business models, additional levels of oversight and/or competition as mechanisms for improving performance. Often embedded in these suggestions are unchallenged assumptions about "structural" conflicts and the nature of competition in the credit rating industry. At the heart of this debate, however, there is a tacit consensus that credit rating agencies perform an indispensable market function by assessing the risks of securities for the investing public.

A critical starting point in evaluating proposed changes for the credit rating industry is to acknowledge that the only parties likely to pay for ratings—whether issuers, investors or government agents—are those interested in particular ratings. Parties naturally want ratings that are most beneficial to their interests, and their wishes often conflict

Moody's has long held that healthy competition among rating agencies on the basis of quality is in the best interest of financial markets.

with the "right" rating as independently determined by the agency. As a result, attempts to persuade rating agencies about their opinions can and do come from all types of market participants. Managing potential conflicts of interest is a necessary aspect of the rating business, and rating agencies must continuously manage those pressures appropriately *and* transparently.

The nature of the credit rating industry overturns the simplistic conclusion that more competition is good and less competition is bad. If rules and regulations about competition are to be effective and productive, they must be based on enhancing the quality, and not simply the quantity, of credit ratings or credit rating agencies. Moody's has long held that healthy competition among rating agencies on the basis of quality is in the best interest of financial markets.

In light of the important challenges and opportunities described above, Moody's has recommended the following measures and considerations:

1) Potential conflicts must be subject to specific oversight to determine if they are being effectively, demonstrably and transparently managed. This might require, for example, direct third-party oversight of potential conflicts or periodic reviews of customer concentration levels;

2) Regulators, to the extent they continue to utilize ratings, must consider the quality of ratings rather than commoditizing them. The tendency to view officially recognized credit rating agencies as interchangeable diminishes the incentives for competition on the basis of rating quality and predictive performance; and

3) Market participants must better understand what uses ratings can and cannot serve, and then use ratings accordingly. Improved understanding and more informed use of ratings will enable the market to judge the quality of competing providers.

Potential Implications for Moody's. Structural changes in the nature and operation of markets impact both our service to investors and our internal operations. For example, Moody's Investors Service must continue to evaluate the many credit implications of these structural changes and provide the market with insight and perspective. Moreover, it is inevitable that further regulation lies ahead for the financial services industry. Beyond adherence to new rules and regulations, Moody's Investors Service must prepare for additional interest and scrutiny from oversight bodies at the national, regional and global levels. There will be incremental costs in meeting these obligations, but we will adapt to meet the demands of both domestic and cross-border markets.

For Moody's Analytics, structural changes fuel demand for new tools and applications. In this financial crisis, lost confidence has greatly extended the scope and extent of financial assets under stress. The loss of confidence corresponds to perceived weaknesses in mechanisms that identify, measure and communicate risk exposures. To use an analogy, if a neighborhood restaurant is reported to have health code violations but the identity of the restaurant and the significance of the violations are unknown, diners are likely to avoid all the restaurants in the neighborhood. So it is with investors, risk-sensitive instruments and confidence-sensitive institutions: if the source and scale of risk is unknown, then avoidance is preferable to indeterminate risk-taking. Moody's Analytics is well positioned to provide services that address the burgeoning uncertainty in financial markets, and its range of products and services was recently complemented by its acquisition of Fermat International — a software firm specializing in bank risk-management tools. Our offerings help measure and report on firm-specific risk, and contribute to market-wide development of more rigorous risk-management practices.

THE GROWTH PICTURE FOR 2009 AND BEYOND

In previous shareholder letters, I wrote confidently about globalization and disintermediation, innovations in financial technology and global economic expansion as powerful and interconnected drivers of growth for Moody's business. Paradoxically, I now write about those features of the financial market landscape as being in flux and subject to greater uncertainty than most market participants ever expected. From a growth perspective, 2008 was the most difficult year Moody's has experienced in decades — fairly characterized as a year that established a new baseline for growth. We do not project 2009 to be any easier. Nevertheless, intriguing and potentially substantial long-term opportunities remain:

Disintermediation. Even as de-leveraging reduces outstanding debt in the world's financial system, capital replenishment within the banking system may curtail the volume of bank lending for years. If so, de-leveraging among banks may be partially offset by additional bond issuance by corporations, municipalities and other borrowers. It is also likely that as markets recover, future efforts to reduce the role of government as the investor-of-last-resort in financial assets will result in a new wave of disintermediation of assets from government balance sheets.

From a growth perspective, 2008 was the most difficult year Moody's has experienced in decades — fairly characterized as a year that established a new baseline for growth. We do not project 2009 to be any easier. Nevertheless, intriguing and potentially substantial long-term opportunities remain.

Financial Innovation and Financial Darwinism. The current crisis has brought about broad-based investor rejection of securitized instruments. Unsurprisingly, investors navigating the precarious shoals of the crisis have generally not distinguished between instruments and asset classes that have performed well under stress and those that have not. While many commentators (and investors) currently eschew all classes of securitization as flawed, more refined views will inevitably emerge as markets stabilize. Instruments that perform best through this period of deep recession will be understood as empirically stress-tested and gain acceptance by the market. Such outcomes will help restore a smaller but ultimately healthier securitization market. Issuance of structured instruments will not reach the levels of 2006 or 2007 for a long time, if ever; but securitization should still have a useful role to play in a healthy global financial system and will offer growth opportunities from current levels.

We anticipate that innovative financial products will eventually regain investor and regulatory confidence. Moody's will strive to play a central role in providing insight that facilitates market understanding of such products. In the interim, we will remain vigilant in monitoring outstanding rated securities that are under stress, demonstrating analytical enhancements that restore both private- and official-sector confidence in our work, and promoting efforts toward creating more transparency in markets and in the work of credit rating agencies.

International Growth. Worldwide economic growth will eventually resume, with a new equilibrium emerging among domestic, regional and global capital markets. With our global reach and presence in 29 countries, Moody's is well positioned to adapt to changes within and across markets, and to meet demands for expert opinion, research and risk-measurement applications. We continue to position both Moody's Investors Service and Moody's Analytics for global opportunities by participating in promising markets in Asia, Europe, the Middle East and Latin America through acquisitions, joint ventures and Moody's subsidiaries.

Growth from Moody's Analytics. In 2008 we relied heavily on Moody's Analytics to mitigate the effects of the global credit market contraction. While we cannot count on the same levels of growth every year, we still expect attractive long-term opportunities for this business. For example, two of the most important lessons emerging from the current crisis are the need for better risk-measurement and risk-reporting systems, and more rigorous training in credit and capital markets. Moody's Analytics is well positioned to respond to these demands:

- We have deep experience in developing and delivering risk-measurement solutions. In October 2008 we significantly enhanced and expanded these capabilities with the acquisition of Fermat International, a provider of well-known bank risk-management software.
- We responded to the global demand for training in credit and capital markets with our January 2008 acquisition of Financial Projections Ltd., and our December 2008 acquisition of Enb Consulting. Based in the U.K., both firms have a well-established presence among large institutional customers in Europe and Asia.

We will continue to expand the Moody's Analytics business further through internal product development and selective acquisitions.

As I did last year, I should conclude my comments on growth by noting that cost management is an important piece of the puzzle in a lower-growth environment. Moody's prudently managed expenses throughout 2008, while still funding strategic initiatives within the lines of business. I express my deep thanks to Moody's employees worldwide for their dedication and perseverance under these trying conditions.

OUR COMMITMENTS TO STAKEHOLDERS

The market realities of 2008 and early 2009 are testing participants in unprecedented ways, and have surpassed even the most bearish early forecasts. Risks of over-reaction and under-reaction flank policy initiatives and business decisions every day. Yet abundant lessons have been learned and are already being applied toward a renewal of U.S. and global capital markets. Moody's is responding with visible enhancements in our work processes, performance and communication that will not only sustain, but enhance, our role in global credit markets. Through these improvements and other efforts we will "stay the course" throughout this period of turmoil. We continue to have confidence that the markets we serve will grow and drive the demand for independent expertise in assessing credit and in fostering consistent, comparative standards.

As ever, Moody's goal is to remain the leading authority on credit risk in the global capital markets. We remain a "standards" business, both because we offer global standards for assessing credit and because we must operate to standards that satisfy all stakeholders — investors, issuers, shareholders, regulators, policymakers and employees. Meeting our goal and fulfilling the expectations of our stakeholders will always be challenging, especially when the structure and fabric of the markets that we serve are undergoing such profound stress and change. We will endure, and we will succeed.

Thank you.



Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

Moody's 2008 Annual Report is organized into five topics that represent the ways we seek to deliver value to the global financial markets. Each section describes Moody's 2008 initiatives and 2009 plans across our businesses.

Insight
Innovation
Reliability
Expertise
Engagement



Insight



Moody's is a global leader in analyzing and interpreting financial, market and economic information to provide forward-looking credit opinions and analysis. Our professionals draw upon a deep range of expertise across regions, industries and asset classes to present a comprehensive, multidisciplinary perspective of credit risk and the related exposures that market participants seek to understand and manage.

INITIATIVES TO ENHANCE ANALYSIS AND CREDIT INSIGHT

Throughout 2008 and early 2009, Moody's Investors Service pursued a number of initiatives to enhance the analytical quality and global consistency of our credit opinions. Many of these initiatives support the goal of validating both the comparability and relative ranking of debt securities across our various lines of business.

USING SHARED ASSUMPTIONS AND MACROECONOMIC SCENARIOS

Credit opinions across Moody's rating groups (structured finance, corporate finance, financial institutions and public, project and infrastructure finance) now increasingly incorporate a common macroeconomic scenario that provides a baseline view of global economic and financial prospects. The central scenario and two alternatives are developed by international economists within our Global Risk group, and are explained in a semiannual *Global Financial Risk Perspectives* publication.

By identifying the key developments affecting global economic health and financial stability, the macroeconomic scenarios provide a common framework utilized by Moody's rating teams. In addition to providing an anchor for our ratings and analysis, the scenarios can also help investors anticipate future risks to credit performance.



A Stylized View of the Global Risk Scenarios


POTENTIAL 2009 RISK SCENARIOS
Global Resiliency
Global Healing
Disintegration
GLOBAL CREDIT CONDITIONS
No risk (exuberance)
Low risk aversion
Risk differentiation
High risk aversion
No risk discrimination (panic)
2006
2007
2008
Depressed
Challenging
At potential
Very favorable
Booming
GLOBAL ECONOMIC CONDITIONS

Moody's central macroeconomic scenario for 2009–2010, as described in the *Global Financial Risk Perspectives* report of December 2008 from Moody's Investors Service, is a period of stagnation and de-leveraging, with lower capital at risk, as the financial crisis begins to subside. This scenario of "Global Healing," with a somewhat protracted and painful economic recovery, represents a sea change from the past decade. This chart also represents alternative positive (Global Resiliency) and negative (Disintegration) scenarios that are far less likely. The outlook for 2009–2010 is contingent on the success of policy actions across the globe to support financial markets and stimulate the economy.

CROSS-FUNCTIONAL COLLABORATION PROVIDES INTERDISCIPLINARY PERSPECTIVE

Other efforts to improve analytic consistency include the enhanced integration of expertise across Moody's Investors Service to address the complexities of certain rating analyses. An example is the assessment of a financial institution's portfolio holdings, credit risk and financial strength. Led by financial institutions analysts, this effort also incorporates structured finance analysts' views on performance expectations for the institution's securitized assets, and the degree of government support as determined by sovereign analysts.

We have also increased our focus on cross-functional research publications, with notable examples below:

- Moody's *Credit Card Statement* newsletter, launched in late 2008, comments on emerging developments in all areas of debt instruments involving credit cards. Articles from Moody's Investors Service's structured finance, banking and retail analysts cover credit card asset-backed securitizations, credit card issuers, and the industries affected by the availability of consumer credit. The newsletter also includes macroeconomic forecasts and commentary from Moody'sEconomy.com. As with many of our key industry outlooks and special reports, each edition of the *Credit Card Statement* has been followed by a teleconference where Moody's analysts present their perspectives and address questions from investors and other participants.

- *Credit Uncertainties*, published in early January 2009, is a series of in-depth perspectives across all sectors covered by Moody's Investors Service, discussing issues of high unpredictability and consequence and their potential outcomes through the remainder of the year. Four reports—for corporate issuers, financial institutions, the public sector and structured finance—cover 42 industries and sectors, addressing specific factors that could have significant effects on credit risk and ratings. The uncertainties addressed in the reports include the availability of capital, possibilities of government intervention, consumer behavior, counterparty exposure and home price depreciation. The reports also explore whether the entities in each sector are equally exposed to the challenges Moody's identifies.



- *Weekly Credit Outlook*, launched in February 2009, gives market participants access to Moody's current understanding of breaking credit developments, combining commentary and analysis from Moody's Investors Service, Moody's Analytics' Capital Markets Research Group and Moody'sEconomy.com to provide a complete picture of market news, conditions and outlooks. The *Weekly Credit Outlook* provides Moody's views on the key market and economic events of the previous week across sectors, and a forward-looking assessment of potential credit implications.

SECTOR-SPECIFIC ANALYSIS AND INITIATIVES

Moody's Investors Service has devoted additional resources to publishing insights on specific sectors and industries, including discussion of key events or market conditions that have resulted from the credit crisis.

GOVERNMENT GUARANTEE ANALYSIS

During 2008, various government guarantee programs and related efforts were enacted in jurisdictions where the credit crisis has placed significant stress on banking systems. To keep investors apprised of the details and characteristics of these programs and their rating implications for banks and banking systems, we provided comprehensive updates to Moody's research on financial institution issuers, banking system profiles and outlooks. This has included a number of Special Comment reports outlining the amount and forms of government support and the tenure of specific programs.

ASSESSING THE CREDIT CRISIS' IMPACT ON PUBLIC FINANCE AND SOVEREIGNS

The capital market turmoil of 2008 and the ensuing economic downturn have had significant and wide-ranging effects on the credit profiles of U.S. state and local governments, presenting challenges for many U.S. public infrastructure enterprises. Sovereign credits have also been affected by the decline in the financial markets and by sweeping changes in the availability of foreign currency funding.

Collaboration Across the Rating Agency: Assessing the Prospects of U.S. Automakers

Severe stress in the U.S. auto industry due to the sharp decline of demand has been further amplified by credit market turmoil. The fate of this industry and its players remained in question as of early 2009, with the looming possibility of default and ongoing bailout negotiations with the government. When the possibility of a government bailout first surfaced in December 2008, Moody's published a Special Comment, *U.S. Automakers: Credit Implications of Three Scenarios Have Broad Reach*, describing three bailout and bankruptcy scenarios for Detroit, assessing the relative probabilities of them occurring and examining the extent of likely losses in each case for auto manufacturer debt holders. The three scenarios were the following:

- Government bailout, without a near-term automaker bankruptcy (25% probability)
- Prepackaged bankruptcy, coupled with government financial assistance to support restructuring (70% probability)
- Freefall bankruptcy, without a prepackage plan and government assistance (5% probability)

The report also discussed the implications of the three scenarios for the U.S. economy and related financial and industrial sectors: auto-part manufacturers, captive finance companies, car rental companies, banks, auto dealers, steel and chemical companies, state and local governments, dealer floorplan securitizations, auto loan/lease securitizations, and rental car fleet securitizations.

This report, and accompanying teleconferences, drew on expertise throughout Moody's Investors Service to provide comprehensive insights into a development critical to the state of the U.S. economy.



Moody's extensive, proactive commentary detailing the impact of the credit crisis on public finance issuers provided investors with a panorama of the various rating implications across governments, regions and sectors.

- **Sovereigns**—The impact of this crisis upon sovereign governments has been widespread. A Moody's 2008 report—*Rating Sovereigns During a Global 'Sudden Stop' in International Funding*—described how limited access to reliable sources of wholesale foreign currency funding is challenging key assumptions about the sustainability and stability of globalized financial markets and systems. As sovereigns faced unprecedented demands on their capacity to support financial institutions and other critical industries, Moody's published additional research on implications for specific governments, including an analysis of the capacity for top-rated governments to take on additional debt and a mapping of government liabilities to help investors assess balance sheet strength.
- **U.S. Public Finance**—In a series of reports on U.S. public finance, Moody's concluded that 1) most states will endure the current crisis without significant deterioration in credit quality, and 2) local governments will likely face considerable stress and difficult choices, incurring a higher number of negative rating actions than in other recent recessions.

SPECULATIVE-GRADE LIQUIDITY RATINGS AND LIQUIDITY COMPONENT SCORES

As default rates increased for speculative-grade corporate credits amid the turbulent market environment of 2008, there was heightened need for an objective, transparent measure of the liquidity of companies issuing these instruments.

The Speculative-Grade Liquidity (SGL) ratings provided by Moody's Investors Service have addressed this need since their introduction in 2002, which was prompted by a rise in speculative-grade defaults similar to conditions resulting from the current crisis. Moody's Speculative-Grade Liquidity ratings focus solely on a company's intrinsic liquidity, assuming no further recourse to debt markets, and assess an issuer's liquidity position over the coming 12 months on a scale from SGL-1 (very good) to SGL-4 (weak). In 2008, Moody's published comprehensive research on liquidity and refinancing risk for approximately 2,700 companies around the globe to supplement

When Will Housing Markets Recover? Perspectives from Moody'sEconomy.com

Under recessionary conditions paired with financial market turbulence, there is an increased premium placed on reasoned economic insight and foresight, particularly in regard to the larger forces that have helped precipitate or exacerbate financial and credit-market uncertainty. A January 2009 publication from Moody'sEconomy.com, *Housing in Crisis: When Will Metro Markets Recover?*, evaluates the near-term prospects for housing markets. This comprehensive study discusses the macroeconomic and mortgage industry drivers behind the unprecedented housing market correction, gauges the current state of housing market price and inventory imbalances, and presents Moody'sEconomy.com's econometric forecast for metro area house-price indices.

The report concludes that, despite a gloomy national economic outlook and weak conditions in the housing market, some positive signs give hope that home prices may reach a bottom by the end of 2009. First, the market's correction to date has been substantial, wringing out many of the excesses that precipitated the housing crash. Second, policymakers have been spurred to respond more aggressively as the malaise has spread into a painful recession far beyond housing troubles. Stabilization of the housing market will be a critical driver of a broader market recovery.

Moody'sEconomy.com is a unit of Moody's Analytics that provides economic data, analysis and research to market participants.



Insight
Innovation
Reliability
Expertise
Engagement

our monthly *SGL Monitor* report that analyzes speculative-grade market developments and rating actions from the preceding month.

Moody's plans to begin publishing an additional assessment of four key drivers of liquidity for speculative-grade issuers in early 2009. These "SGL Component Scores" will assess the strength of:

- **Internal cash sources**, including cash flow from operations and cash balances
- **External cash sources**, such as committed and available bank lines
- **Covenant compliance**, indicating the "cushion" the issuer has under its agreements
- **Alternative liquidity sources**, such as saleable assets

SGL Component Scores will help to increase transparency around Moody's liquidity ratings for more than 500 speculative-grade issuers that together account for nearly $1.2 trillion of debt. By providing an analysis of each SGL component, Moody's seeks to deepen investors' insight into measures that are particularly vital to detecting early signs of distress, differentiating the relative credit quality of speculative-grade issuers and informing rating decisions.

Providing a Prospective View of Credit

Credit opinions from Moody's Investors Service represent an objective, measured analysis of fundamental credit quality. Our opinions seek to balance accuracy and stability, factors that are critically important to investors. The value of a credit rating is its accuracy in predicting relative credit risk over the life of a debt security and its stability through credit cycles. We take a comprehensive, long-term view of underlying credit strength that is not unduly influenced by current market sentiments. Our system of outlooks and reviews keeps market participants apprised of company-specific credit factors, industry trends and economic developments that may affect the direction of a credit rating over time. Moody's expertise in identifying risk has been a key factor in our ratings' widespread acceptance and use in global financial markets. The quality of Moody's long-term performance is illustrated by a simple measure: over the past 80 years across a broad range of asset classes, obligations with lower Moody's ratings have consistently defaulted at greater rates than those with higher ratings.

Growth in Number of Companies Assigned Speculative-Grade Liquidity Ratings


SGL 1
SGL 2
SGL 3
SGL 4
NUMBER OF ISSUERS
600
500
400
300
200
100
0
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002
2003
2004
2005
2006
2007
2008

As of the end of 2008, the SGL portfolio of credits rated by Moody's Investors Service included 513 issuers and represented $1.17 trillion of rated debt.

Innovation

To serve increasingly complex global credit markets, Moody's continues to advance our research, data and tools to further our own analysis within Moody's Investors Service and to help investors make better credit risk decisions. Our analytical and research teams are considered leaders in their fields, and the products and services we deliver through Moody's Analytics to address customers' risk challenges are widely regarded as being among the best-of-breed.



COMPREHENSIVE CREDIT- AND FINANCIAL-RISK MANAGEMENT SERVICES

The credit crisis has revealed potential gaps and weaknesses in the analytical frameworks, financial data and technology tools supporting market participants' investment and risk-management decisions. Consequently, there is clear market demand for integrated credit- and financial-risk management processes to support sound institutional decision-making and improve risk-management outcomes.

As one of the largest global organizations specializing in credit and financial risk analysis, Moody's has both the resources and capabilities to meet a broad array of customer needs. We maintain a worldwide reputation for providing authoritative knowledge and insight through the ratings and research of Moody's Investors Service, as well as for developing innovative tools and technologies within Moody's Analytics that empower investors to perform their own analyses.

Our ongoing efforts to increase the value we provide to global financial market participants include both rating initiatives and new analytic products, such as:

- New measures to evaluate structured finance credit
- Credit-assessment tools that stress against multiple economic scenarios
- Correlation models that map default risk across regions and asset classes
- Integrated solutions to improve risk-management infrastructure and processes

Insight
Innovation
Reliability
Expertise
Engagement





Several of our recent initiatives address specific market concerns and opportunities highlighted by the credit crisis. We will continue to explore new services and enhancements that build upon lessons learned from the crisis to meet the evolving needs of the capital markets and of our customers.

NEW RISK MEASURES FOR STRUCTURED FINANCE SECURITIES

An outgrowth of the credit crisis has been a call from market participants, regulators and policymakers for richer information about the assumptions that inform ratings of structured finance instruments. In response, Moody's Investors Service has developed supplemental risk measures that assess the potential variability around inputs to structured finance ratings as well as the sensitivity of ratings to changes in key assumptions.

V Scores rank structured finance transactions by the potential for significant rating changes because of uncertainty around the information supporting underlying assumptions, including historical performance, data adequacy, disclosure, complexity and governance. As depicted in the exhibit at top right, V Scores provide a clear picture of relative assumption quality across asset classes through a simple ranking of each rating input from "low variability" to "high variability."

Parameter Sensitivities provide a quantitative analysis of how a structured finance rating could vary if key assumptions for a security were changed. Using parameter sensitivities, investors can formulate their own views of the appropriate levels for key assumptions and note the potential impact on assigned ratings (see exhibit at bottom right).

V Scores and Parameter Sensitivities were initially introduced for ratings of new asset-backed securities issuance in the global auto, global credit card, U.S. student loan, and U.S. equipment lease asset classes. Feedback from investors on this innovation in structured finance risk measurement and ratings has been positive, and we expect to introduce these measures for the majority of global asset-backed securities, residential mortgage-backed securities and derivative asset classes in early 2009.

V Scores: Potential Variability of Rating Assumptions for Structured Finance Asset Classes

	U.S. Prime Auto Loan ABS	U.K. Credit Card ABS	U.S. Private Student Loan ABS
Composite Score	Low/Medium	Medium	Medium/High
Historical Performance	Low/Medium	Medium	Medium/High
Data Adequacy and Quality of Disclosure	Low/Medium	Medium	Medium/High
Complexity	Low/Medium	Medium	Medium
Governance	Low/Medium	Low/Medium	Medium

Assumption volatility can vary depending on the type of collateral and the transaction structure. V Scores provide additional transparency on assumption quality and the potential for significant rating changes because of uncertainty around the assumptions utilized in the rating process.

Parameter Sensitivities: Example of Impact of Assumption Changes on the Modeled Rating of an Asset-Backed Security

MEAN DEFAULT RATE	MEAN RECOVERY RATE 30%	20%	10%	0%
3.5%	Aaa	Aaa	Aa1	Aa1
4.5%	Aa1	Aa1	Aa2	Aa3
5.5%	Aa2	Aa3	A2	A3
6.5%	A1	A2	A3	Baa1

In this example of an auto loan asset-backed security, a change in the mean expected default rate of the security from 4.5% to 5.5%, at a constant mean recovery rate of 30%, would change the model-indicated rating from Aa1 to Aa2.



STRESSING CREDIT PORTFOLIOS AGAINST MULTIPLE ECONOMIC SCENARIOS

FACTORING ECONOMIC DRIVERS INTO RATING TRANSITION AND DEFAULT RATE FORECASTS

Rating performance over time tends to be cyclical, meaning that rating transitions and default rates track the ups and downs of the economy to some degree. This creates an opportunity for investors: *Can rating transition and default rate forecasts be adjusted to incorporate different views of future economic conditions?*

Moody's Analytics offers a customizable tool that leverages this opportunity. The Credit Transition Model enables users to project default rates and rating transitions with a high degree of precision for a single corporate issuer or any portfolio of issuers. It allows users to incorporate their own estimates of key macroeconomic factors that influence credit quality and availability, facilitating rigorous stress testing.

The Credit Transition Model enables users to quantify how their perceptions of emerging market trends affect the credit risk of their portfolios. Because it can calculate likely

Credit Transition Model — Evidence That Cyclical Default Rates Can Be Predicted


Actual
Predicted
25%
20%
15%
10%
5%
0%
DEFAULT RATE
'87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Default rates predicted by the Credit Transition Model closely track actual default rates over the period modeled. This example represents the Credit Transition Model's projection for the one-year default rate for single-B rated bonds.

Enhanced Performance Overviews for Structured Finance

Recent market turmoil has heightened investor focus on the underlying credit quality of structured finance instruments. To meet this need, Moody's Investors Service is expanding its performance coverage, with particular focus on transactions in the European region.

Performance Overviews for European Central Bank-Eligible Marketable Assets
Moody's has historically published performance overviews covering a wide range and number of structured finance transactions. In fourth quarter 2008, we began a substantial expansion of coverage for securitizations included on the European Central Bank (ECB) list of eligible marketable assets. Moody's plans to provide overviews on the performance of approximately 1,700 rated ECB-eligible structured finance deals by early 2009 — including asset-backed securities, certain collateralized debt obligations and repackaged securities, commercial mortgage-backed securities, and residential mortgage-backed securities. This enhanced coverage provides greater information and transparency for each transaction, which, depending on the specific instrument, may include structural and legal information; detailed and normalized portfolio performance data; or analysis of transaction participants. Moody's will provide a quarterly performance overview for most transactions, and we will publish monthly overviews to coincide with reporting for certain asset classes such as cash-flow collateralized debt obligations and repackaged securities.

Covered Bond Performance Overviews
Covered bonds are securities backed by a dedicated pool of collateral that remains on the sponsoring bank's balance sheet, and are a growing type of issuance in Europe. Moody's publishes quarterly performance overviews of more than 170 European covered bond programs in a standard format that is comparable across transactions. The reports include Moody's opinions of the collateral, market and legal risks in different programs, and they address certain sensitivities in covered bond ratings, such as the amount of collateral required to maintain a program's current rating given potential changes in the ratings of its supporting bank. These reports provide market participants with Moody's assessment of the relative credit strength of different covered bond programs.



default rates over multiple horizons, the model provides users with an integrated view to understand how risk changes over time.

FORECASTING AND STRESS-TESTING CONSUMER LOAN PORTFOLIO PERFORMANCE

Under volatile or uncertain economic and market conditions, identifying emerging credit risks before defaults start to spike can help preserve portfolio performance. Many models can make simple extrapolations of loss trajectories as defaults start to build, but by then it may be too late to adjust exposures and manage risk.

Moody's CreditCycle™, offered by Moody's Analytics, integrates regional and national economic data with lender-specific performance analytics to forecast and stress test the performance of consumer credit portfolios. Moody's CreditCycle identifies and quantifies the effects of the internal and external factors that underpin consumer loan credit performance: quality at origination, performance over the lifetime of the loan pool, and prevailing economic conditions faced by existing account holders. Moody's CreditCycle allows lenders, portfolio managers, credit officers and risk managers to quantify risks and opportunities under different economic environments and simulate the impact of potential portfolio strategy or policy adjustments under consideration.

MODELING THE CREDIT RISK CORRELATIONS IN MULTI-ASSET-CLASS PORTFOLIOS

Across economic cycles, large financial institutions must understand how the default risks of corporate, retail and commercial real estate instruments in their portfolios are interrelated so that they can measure and incorporate default risk correlations into their portfolio analysis.

Released in 2008 by Moody's Analytics, Moody's Global Correlation Model (GCorr™) incorporates advanced research on asset correlations with observed market behavior to explicitly model U.S. commercial real estate and retail instruments, and corporate instruments worldwide. The integrated GCorr framework captures three types of correlations in portfolios of multiple asset classes:

- Intra-market correlation (e.g., the correlation between two San Francisco hotel properties)

Moody's CreditCycle — Loss Given Default (LGD) Rates: Alternative Scenarios


Baseline Scenario
Severe Scenario
32
28
24
20
16
12
8
4
0
LGD, JUNE 2010
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
LGD, JUNE 2008

Identifying alternative scenarios for "loss given default" rates helps investors assess portfolio risks.

There is clear market demand for integrated credit- and financial-risk management processes to support sound institutional decision-making and improve risk-management outcomes. Moody's has both the resources and capabilities to meet a broad array of customer needs. We will continue to explore new services and enhancements that build upon lessons learned from the credit crisis to meet the evolving needs of the capital markets and of our customers.



- Inter-market correlation (e.g., the correlation between a San Francisco hotel property and a Seattle office property)
- Cross-asset correlation (e.g., the correlation between a San Francisco hotel property and a Canadian auto company)

The GCorr model is a critical component of RiskFrontier™, Moody's Analytics' flagship portfolio credit risk-management platform, and the model has been adopted by some of the most sophisticated risk-management organizations worldwide.

BUILDING AN END-TO-END RISK-MANAGEMENT SUITE FOR GLOBAL FINANCIAL INSTITUTIONS

Moody's Analytics' October 2008 acquisition of Fermat International (Fermat) significantly advances the Company's goal of offering a comprehensive end-to-end risk-management solution for commercial banks and other global financial institutions.

Fermat's enterprise-wide risk- and performance-management platform is an integrated suite of software for retail and commercial banks, investment firms and other lending institutions. Fermat's targeted, scalable solutions address real and pressing customer needs, helping financial institutions to reduce risk and maximize return in their day-to-day business decisions. The scalability of Fermat products reduces barriers to adoption, enabling a step-by-step deployment approach that meets a wide range of requirements across the diverse needs of financial institutions.

With installations at more than 100 banks and insurers —based in 30 countries throughout Europe, the Middle East, Africa, the Americas and Asia Pacific—Fermat greatly extends the functional and geographic scope of the Moody's Analytics suite of software, and it expands the committed customer base for our risk-management solutions. The combination of Fermat's highly regarded regulatory and risk-management products and software development capabilities with existing economic capital and portfolio offerings enables Moody's Analytics to become a global leader in risk- and performance-management software.

Portfolio Analysis and Control Through Fermat *Global Exposure Monitor*

Financial services firms and buy-side managers face increasing pressure from regulators to improve risk management, transparency and governance. Overcoming these challenges requires robust and reactive systems to help manage risk and improve profitability.

Fermat Global Exposure Monitor (GEM) is an integrated limits and collateral-management system offered by Moody's Analytics that models and monitors the links between credit lines, contractual limits, restrictions on drawdown types, and guidance or internal bank-policy limits. GEM aggregates exposures over multiple business dimensions (customer, counterparty, internal organization and product), providing a comprehensive view across an institution.

Financial institutions can use GEM to focus resources on the types and sources of risks taken, identify and forecast available credit lines and correspondingly set or adjust corporate guidelines. The integration of credit approval, review and other workflow processes also offers users a key competitive advantage because it speeds the implementation of important credit decisions.

Insight
Innovation
Reliability
Expertise
Engagement



Reliability



Reliability is important to all aspects of Moody's business, and has become an area of particular focus during the credit crisis. As a standards business, the priority of Moody's Investors Service is the consistency and reliability of our credit opinions and research. We regularly assess and update our policies, procedures, models and methodologies to help ensure that our opinions remain predictive, transparent and comparable across industries, institutions and instruments.

PROMOTING RATING QUALITY, CONSISTENCY AND TRANSPARENCY

The credit crisis has placed intense scrutiny on the quality and consistency of Moody's Investors Service's ratings and analytical assumptions, underscoring the importance of having a strong, intellectually rigorous and centralized Credit Policy function. The Credit Policy group's primary responsibility is to review and validate the rating methodologies and models that provide the foundation for Moody's credit opinions.

Demonstrating transparency about our rating methodologies is not a new approach for Moody's. Throughout our history, from the earliest printed manuals of John Moody, it has been our practice to monitor and publish the principles and rationales that drive our ratings and analysis. We have hundreds of rating methodologies in active use that are publicly available to market participants, as well as an extensive database of prior methodologies for reference.

We are proud of this tradition of communicating openly to the market about Moody's rating processes and rationales, and it is an important Credit Policy mandate to continually improve both the utility and transparency of our rating methodologies and models.

REINFORCING INDEPENDENCE

The Credit Policy group is independent of the business lines that are responsible for rating debt issuers and their obligations. The group is overseen by the Chief Credit Officer (and Credit Policy Committee Chair), who is directly accountable to Moody's CEO and also reports on credit policy matters to the Board of Directors. This reporting structure helps ensure that methodology approvals and performance measurement remain independent of other business objectives.



REDEFINING THE ROLE AND STRUCTURE OF THE CREDIT POLICY COMMITTEE

Within the Credit Policy group, the Credit Policy Committee oversees three operational arms: the Fundamental Credit Committee (industrial corporations and financial institutions), the Public Sector Credit Committee and the Structured Finance Credit Committee. These and other committees within the Credit Policy group make recommendations to the Credit Policy Committee on rating procedures, review research published in their respective lines of business and approve updates or changes to rating methodologies.

In 2008 this structure was expanded and allocated additional resources to further support its most critical functions:

REVIEW OF METHODOLOGIES, MODELS AND MODEL CODING

All new rating methodologies, and substantive changes to existing methodologies, require approval of the Credit Policy Committee and/or the corresponding Credit Committee for each major rating group. In 2008, the Credit Policy group added periodic in-depth reviews of methodologies to its oversight activities, with emphasis on:

- Analytical rigor and key underlying assumptions
- Historical performance of the ratings utilizing the methodology
- Alternative methodologies (including those of other market participants)
- Differences between our ratings and alternative quantitative or market-based opinions on credit risk

To support these reviews, our Credit Policy Research team conducts thorough and wide-ranging assessments of the empirical performance of our methodologies, including the validation of conceptual frameworks and the models employed as tools in the rating process. Specifically, the team conducts research on defaults, loss-given-default and rating transitions, and develops quantitative tools to support rating activity and analysis. The work of this team, led by Ph.D. economists and statisticians, reinforces the intellectual rigor of our rating methodologies, and also provides the basis for our assessments of historical rating performance.

Once a methodology is approved and implemented, the Credit Policy group monitors its application as well as the performance of any models that provide rating methodology inputs. During the past year, we established a dedicated team to conduct systematic periodic reviews of the coding for models used in key structured finance methodologies. We also clarified the procedures to be followed by our technical teams and rating groups if a model error is discovered.

Communication of Methodologies and Credit Opinions

Effective communication is critical to achieving market understanding about our rating opinions and the methodologies we utilize.

Over the past year, we have taken additional steps to increase the usefulness and transparency of our communications with the market, including the implementation of a uniform format for our published methodologies.

Within each rating press release we now reference the date of last rating action as well as the principal rating methodology used in the rating process, as in the example below:

Moody's has analyzed and will monitor this transaction using the rating methodology for credit card receivables-backed transactions as described in the Rating Methodology report "Moody's Approach to Rating Credit Card Receivables-Backed Securities," *April 2007. The ratings assigned are initial ratings for the transaction (no previous rating action).*



SUPPORT OF RATING CONSISTENCY

Standardized rating processes and assumptions must be consistently applied to achieve comparability across industries, sectors and geographies. Global macroeconomic scenarios, developed and published regularly by Moody's economists, are applied across lines of business to create a common framework and inform each individual credit analysis. Moreover, in order to provide a broader perspective and added analytical rigor during rating committees for more significant, complex or market-sensitive credits, we involve credit officers and senior analysts from other rating teams. An example would be a rating committee for a complex financial credit with exposure to real estate loans, which could include analysts for financial institutions, commercial real estate, and the building materials and construction trades. This facilitates a consistent approach to evaluating interdependence between sectors.

STRUCTURED FINANCE SURVEILLANCE AND MONITORING INITIATIVES

One result of the credit crisis has been market participants' pressing need for timely surveillance of structured finance instruments and requests for more information about the drivers of our surveillance and monitoring activities. Our work in this regard can contribute greatly to our efforts to restore rating credibility.

During 2008 we continued to dedicate a significant number of analysts and management resources globally to surveillance teams that monitor existing debt obligations. We also created the new position of Global Structured Finance Surveillance Coordinator, responsible for enhancing the efficiency of surveillance efforts across regions and asset classes. The Surveillance Coordinator works in close cooperation with five Surveillance Team Leaders supervising the monitoring teams for various asset classes.

Within the derivatives group, we have also added a Head of Global Derivatives Surveillance and Research. This position reinforces our commitment to surveillance of the numerous and varied products rated by the derivatives group (such as collateralized debt obligations, or CDOs, and collateralized loan obligations, or CLOs), and also recognizes the importance of using what we learn from the performance of existing transactions to inform our approach to new instruments and to surveillance methodologies. Effective coordination between monitoring teams to address the dependence of certain ratings on the performance of rated collateral — such as residential mortgage-backed securities and corporate loans — continues to enhance the timeliness and effectiveness of our surveillance and monitoring services.

Methodology Approval Levels

New asset, structure or rating type	Credit Policy Committee or sector committee
Major change in prior methodology, including any change that leads to numerous or significant rating changes	Credit Policy Committee and, if appropriate, request for comment published
Minor changes and few or no rating changes triggered	Chief Credit Officer of sector

Protecting the Integrity of the Rating Process — Moody's Code of Professional Conduct

Moody's Code of Professional Conduct and associated policies and procedures articulate and uphold Moody's commitment to transparency with respect to our analytical methodologies and rating policies and practices. The Code addresses three broad areas of focus:

- Quality and integrity of the rating process
- Independence and avoidance of conflicts of interest
- Responsibilities to the investing public and issuers

A revised Code was published in November 2008 to incorporate additional regulatory requirements specific to the management of potential conflicts of interest and the quality and integrity of the rating process. Our annual report on the Code was published in February 2009. Both the Code and the report can be accessed in the Regulatory Affairs area of moodys.com.

Expertise

For more than a century, Moody's rating practices and services have evolved and expanded in tandem with the increasing depth and breadth of global capital markets. Our extensive base of institutional knowledge about credit risk is continually enriched by highly skilled and well-trained professionals, who provide expert credit insight and forge new ideas and approaches through active and ongoing dialogue with investors and other market participants.

A TRADITION OF ANALYTIC RIGOR, INDEPENDENCE AND ETHICS

Global capital markets have undergone immense growth and change since Moody's opened its doors in 1900, but market participants have consistently turned to Moody's for timely, robust and transparent credit analysis. The credit crisis, while pointing out areas where we can further enhance the quality of our analysis, has also served to underscore ongoing demand for reliable, independent assessments of credit risk.

We will meet this demand through the talent and hard work of our professionals—their intelligence, diligence and judgment are the foundation of our analytic rigor, independence and ethics. At the same time, to enable our employees to do their best work, we must equip them with rigorous methodologies, tools and training. Moreover, we must maintain policies and procedures that ensure we embody the highest standards of professional conduct. By placing these policies and principles at the core of our business activities, and by communicating them clearly, we enable our analysts to focus on what they do best—provide credit expertise and insights to the global financial markets.

Moody's analysts and staff are recruited from many of the world's leading corporations and academic institutions, and they join us with a broad range of experience and expertise. They share a commitment to applying their talent and experience to top-quality credit analysis and research. We guide this commitment through several training initiatives.

PROFESSIONAL DEVELOPMENT & TRAINING PROGRAM

We provide formal continuing education in credit analysis and other professional development needs. Rating analysts have a training target of 20 hours per year, and they may enroll in a variety of courses taught by Moody's senior analysts, as well as attend presentations by outside experts on topics of special interest.

TECHNOLOGY LEARNING CENTER

An in-house training facility in New York is utilized to teach proper use of Moody's technology tools and analytic models through guided classroom instruction. The center also trains employees in compliance applications and document retention systems to support adherence to sound business practices while minimizing administrative burdens.

TRAINING AND INDIVIDUAL DEVELOPMENT

As part of the annual performance review process, managers assess the continuing professional development needs of individual team members, and collaborate with training staff to address specific training needs.

In 2008, Moody's Professional Development & Training capabilities were consolidated within the Credit Policy group. This reporting structure links training priorities and content directly to management priorities on both emerging and critical credit issues, helping to support analytic rigor and consistency throughout the organization.

In addition, training staff liaise with personnel in each region and line of business to assess training needs, including meetings at least twice annually with the leadership of each rating group to review staff training quality and developmental opportunities. Through all of these efforts, our Professional Development & Training program supports the quality and consistency of our credit ratings and research and facilitates the development of Moody's technology, analytical tools and other skills.

USING OUR CREDIT EXPERTISE TO PROVIDE CREDIT-RISK SOLUTIONS AT MOODY'S ANALYTICS

Moody's leverages its credit expertise through three growing areas of the Moody's Analytics business to help customers better understand and manage credit risk.

MOODY'S ANALYTICS CONSULTING SERVICES

With experience as former analysts, practitioners and regulators, Moody's Analytics Consulting Services team provides customers with expert knowledge of best practices in counterparty credit-risk management.

Our consulting approach applies a multidisciplinary and integrated view of risk management, assisting customers in measuring and managing risks and with optimizing risk and return. We work with organizations to:

- Implement best-in-class counterparty risk assessment and monitoring systems and value illiquid assets under various economic scenarios
- Enhance their understanding of their risks and meet regulatory, reporting and business-performance objectives
- Establish advanced risk and capital strategies to proactively optimize risk and return

Our consulting practice has established a strong track record, completing more than 55 distinct engagements in 2008 with many of the world's largest and most sophisticated financial institutions. We continue to expand our offerings to address market needs in the areas of stress testing and valuation while realizing strong growth in our traditional business of risk-management consulting.





MOODY'S ANALYTICS PORTFOLIO ADVISORY SERVICES

Portfolio Advisory Services helps institutions apply advanced techniques and tools to better understand, measure and manage credit risk within their portfolios. Custom implementation projects help users make the most of our portfolio technology by adapting the functionality of Moody's RiskFrontier™ to the credit culture and procedures of their organization.

The Portfolio Advisory Services team is composed of experienced credit consultants working with, and drawing insights from, our world-class portfolio management and valuation technology. Their work is supported by Moody's extensive proprietary credit databases.

The Portfolio Advisory Services team has worked with over 100 credit portfolios in banking, insurance and asset management organizations around the world, helping their leaders understand and address credit challenges through a wide range of portfolio analytics and custom consultative solutions.

MOODY'S ANALYTICS TRAINING SERVICES

The Moody's Analytics Training Services group provides comprehensive training solutions to financial institutions and other financial markets participants in the areas of credit, financial markets and professional skills. Our approach focuses on offering specific solutions to customers' challenges and on delivering measurable returns on their training investments.

Training Services are delivered through public seminars, tailored in-house seminars, and state-of-the-art technologies such as e-learning, with content designed and delivered by seasoned industry professionals. As they learn to apply new credit and financial markets concepts, customers receive instruction in Moody's analytical methodologies and ratings, thus deepening their appreciation of Moody's role in global credit markets. This instruction also generates awareness of Moody's broader products and services, as well as helping to expand a global culture of financial markets best practice.

REACHING OUT TO INVESTORS, ACADEMIA AND MARKET PARTICIPANTS

Moody's maintains direct and regular dialogue with institutional investors, financial researchers, regulators and other market participants in our role as an authority on credit, and solicits critical feedback on how we are performing in that role. Such feedback is essential as we work our way through the credit crisis and its repercussions. We continue to actively seek opportunities to share our insight with investors and to enrich our understanding of how our customers and other stakeholders use our opinions and products.

Acquisitions Broaden Moody's Training Expertise

Moody's Analytics Training Services seeks to become a standard for professional training in credit analysis and risk analysis. While building on our legacy customer base in credit training, we have also made targeted investments that complement our existing offerings. In January 2008, we acquired Financial Projections Limited, a leading U.K.-based provider of in-house credit-training services, whose long-standing relationships with European banks and strong reputation within the industry enhance our presence in the region.

With the December 2008 acquisition of Enb Consulting, a U.K.- and Hong Kong-based provider of technical and soft-skills training for banking and capital markets professionals, the Training Services group now comprises more than fifty instructors and consultants across all major geographic markets. In addition to nearly doubling the size of the business, the integration of Enb's expertise in financial services skills with Moody's expertise in credit risk will allow the combined organization to provide integrated training solutions to more customers in the credit-, operational- and market-risk spaces.



CUSTOMER OUTREACH AND EVENTS

Throughout the year, Moody's hosts and participates in numerous conferences and other events that reach a global community of fixed-income investors and a growing number of equity investors. These events are an important opportunity to share Moody's insights and identify ways to better meet market needs. In 2008, we held over 400 events worldwide that drew nearly 30,000 participants; and approximately 9,500 people attended Moody's events in person.

Many events present Moody's views of the analytic issues and rating implications surrounding key credit-market developments, such as our seven-part teleconference series during the banking crisis in late 2008. Other events, such as our series of international Credit Risk Conferences, brief participants in emerging capital markets on key credit- and rating-related issues, while also raising awareness of Moody's role in supporting efficient, growing capital markets and creating new business opportunities.

As part of our outreach efforts, we arrange extensive one-on-one meetings that provide fixed-income investors with the opportunity to interact directly with our analysts and leadership across the firm's lines of business globally.

Moody's Analytics Training Services—Sample Seminar Offerings

- Corporate Credit Rating Analysis
- Liquidity Analysis and Refinancing Risk for Corporates
- High Yield and Leveraged Finance Credit Analysis
- Analyzing Financial Institutions and Funds
- Economic Capital: Pillar II and ICAAP under Basel II
- Islamic Bank Analysis
- Current Issues in Financial Institutions Analysis
- Financial Analysis in Public Finance
- Introduction to Credit Derivatives—Structures & Applications
- Debt, Derivatives and Hedging: Strategies for Managing Financial Market Risk
- Foundations of Commercial Real Estate Financial Analysis
- Covered Bonds and Mortgage-Backed Finance

INVESTOR ADVISORY COUNCILS

A signature program in Moody's outreach efforts is our series of Investor Advisory Councils organized for corporate, financial institutions or structured finance investors. The Councils were formed in 2006 as forums for periodic high-level dialogue between senior investment professionals and Moody's management.

In the wake of the credit crisis, the Investor Advisory Councils have been a central component of Moody's efforts to interact directly with fixed-income investors and to ensure that our ratings and analysis remain relevant to their needs.

The agendas of the Investor Advisory Councils are investor-driven, and several recurring themes have emerged from meetings in 2008. Investors want Moody's to 1) re-establish market confidence and restore common understandings of the meaning of ratings; 2) take a multidisciplinary approach to ratings and approach analysis with a macroeconomic view; 3) rigorously manage potential conflicts of interest; and 4) provide more prospective, forward-looking information in our communications with investors. These priorities are shared by Moody's, and we will continue to pursue our policy of open and proactive communication on these issues to advance the needs of investors.

MOODY'S ACADEMIC ADVISORY AND RESEARCH COMMITTEE

The Moody's Academic Advisory and Research Committee brings leading academic experts from Europe and North America together with Moody's researchers to discuss developments in credit markets and credit risk management, to review research findings, to generate new subjects for research, and to explore opportunities for collaborative studies. The group has met semiannually since 2001.

An important public activity of this committee is the Annual Credit Risk Conference. This year's fifth annual conference drew more than 250 participants, including globally respected academics and market practitioners. The Annual Credit Risk Conference and other activities of the committee provide an outstanding vehicle for Moody's to expand and share its knowledge of credit risk, and strongly convey our commitment to innovation and thought leadership in credit research.

Engagement

Moody's presence and engagement extends across all major developed and emerging economies. Our diverse and growing international staff are thought leaders in credit, and we contribute to the efficiency and growth of capital markets worldwide through our commitment to the public good of publishing the credit opinions of Moody's Investors Service. Through Moody's Analytics we offer best-in-class products and services to meet the needs of capital markets customers in over 120 countries. In all areas of Moody's, we aspire to good corporate citizenship through philanthropic and volunteer activities in our respective communities.

SERVING CAPITAL MARKETS WORLDWIDE

As credit markets have become more global and integrated, the international scope and scale of Moody's operations has increased steadily, enabling the Company to expand its customer base and coverage as domestic bond issuance grows in emerging markets and as cross-border debt markets develop and mature. Five years ago, the Company had offices and affiliates in 25 countries, and 37% of revenue came from international markets. Today, we have a market presence in 29 countries, and 48% of 2008 revenue came from international markets.

To serve our growing base of international customers and stakeholders, Moody's has continued to expand its worldwide resources and support staff. Our goal is to deliver analytic excellence informed by extensive knowledge of local credit-market characteristics and business practices—always remembering that, while we operate globally, our responsibility is to serve the needs of each local market.

Insight
Innovation
Reliability
Expertise
Engagement

Moody's Global Presence By Region



EUROPE

BULGARIA
CYPRUS
CZECH REPUBLIC
FRANCE
GERMANY
ITALY
RUSSIA
SPAIN
UNITED KINGDOM



MIDDLE EAST

DUBAI
ISRAEL



AFRICA

EGYPT
SOUTH AFRICA



ASIA-PACIFIC

AUSTRALIA
CHINA
HONG KONG
INDIA
INDONESIA
JAPAN
KOREA
SINGAPORE
TAIWAN



THE AMERICAS

ARGENTINA
BRAZIL
CANADA
COLOMBIA
MEXICO
PERU
UNITED STATES

Moody's has offices and affiliates in 29 countries across all regions.

As credit markets have become more global and integrated, the international scope and scale of Moody's operations has grown steadily, enabling the Company to expand its customer base and coverage.

Growth in Moody's International Resources[1]


HEADCOUNT
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'04
'05
'06
'07
'08
International Headcount
U.S. Headcount
Total Moody's Corporation Headcount

(1) Total includes headcount from acquisitions.



SUPPORTING DIVERSITY AND CAREER SKILLS DEVELOPMENT

Moody's is committed to ensuring that all of our employees have the tools and opportunities to excel professionally and grow personally. Our staff represents a multitude of intellectual disciplines, experiences and cultural perspectives, and it is in our business interest to maintain a work environment that supports independent thought and maximizes the contributions of all employees. Diversity of background, experience and ideas enriches our base of knowledge and contributes to the quality of Moody's opinions and products.

Moody's supports many organizations that broaden academic and career opportunities for future business leaders of all backgrounds, including Inroads and the Consortium for Graduate Study in Management in the U.S. Our global philanthropic partners include Career Academies UK and the Henry Compton Secondary School in London as well as Prep for Prep, Youth About Business, and the High School of Economics and Finance in the U.S. In 2008, more than 35 college and high school students participated in our internship programs involving many of these partners.

BUILDING "CREDITWORTHY RELATIONSHIPS" THROUGH THE MOODY'S FOUNDATION

Established in 2001, the Moody's Foundation has a strategic focus on education in mathematics, economics and finance. The Foundation is careful to choose projects and partners that are financially sound and experienced in making a difference for their constituents, allowing us to form "creditworthy relationships" in the communities in which we do business. Moody's earned the "Excellence in Corporate Philanthropy Award" for 2007 from the Committee Encouraging Corporate Philanthropy (CECP) for a "targeted and sophisticated giving program that is aligned with its core business ... [and] has driven the company's corporate citizenship agenda."

Among the programs that earned accolades were our well-regarded "Challenge" competitions:

- The Moody's Mega Math Challenge (the M^3 Challenge), which figured prominently in the CECP's citation, awards $80,000 in scholarships to the winners of an Internet-based competition to solve a math-modeling problem focused on real-world issues. The M^3 Challenge is designed to heighten students' interest in math-related studies and careers. The 2008 M^3 Challenge, our third, drew a record 1,125 students, and this program will be expanded to a national competition by 2013.
- The Euro Challenge, a partnership with the Delegation of the European Commission to the U.S., tests American high school students' knowledge of the European economy. The Foundation provides scholarships to the winning teams, which are honored at a reception at Moody's with officials from the EU delegation.
- The College Fed Challenge, a partnership with the Federal Reserve Bank of New York, examines college students' knowledge of monetary policy. Nearly 100 teams compete across the country for $100,000 in scholarships annually, with the championship held at the Federal Reserve Bank in Washington, DC.

We hope that these Challenges spur student achievement in math, finance and economics and will contribute future talent to the financial services industry.

2008 Moody's Foundation Grants


Arts and Culture
10%
Civic
15%
56%
Education
19%
Health and Human Services

Education	$ 1,970,986
Health and Human Services	660,000
Civic	541,818
Arts and Culture	337,371
Total	**$ 3,510,175**
Employee-Driven Programs	$ 806,745

(Employee-Driven Programs represent giving not included in Foundation grants.)

MOODY'S CORPORATION SENIOR OFFICERS

Raymond W. McDaniel, Jr. Linda S. Huber John J. Goggins





Joseph (Jay) McCabe Perry F. Rotella Lisa S. Westlake

MOODY'S INVESTORS SERVICE SENIOR MANAGEMENT

Michel Madelain Richard Cantor Andrew Kimball Laura Levenstein





Michael Rowan Detlef Scholz Frederic Drevon Jennifer Elliott

MOODY'S ANALYTICS SENIOR MANAGEMENT

Mark E. Almeida Geoff Fite Paul Getman





Ari Lehavi Margaret Rienecker Dan Russell Stephen Tulenko

DIRECTORS

Raymond W. McDaniel, Jr.[3]
Chairman and Chief Executive Officer
Moody's Corporation

Basil L. Anderson[1,2]
Retired Vice Chairman
Staples, Inc.

Darrell Duffie, Ph.D.[1,2]
Dean Witter Distinguished Professor of Finance
Stanford University Graduate School of Business

Robert R. Glauber[1,2]
Retired Chairman and Chief Executive Officer
NASD

Ewald Kist[1,2,3†]
Retired Chairman
ING Groep N.V. (ING Group)

Senator Connie Mack[1,2]
Senior Policy Advisor
King & Spalding LLP

Henry A. McKinnell, Jr., Ph.D.*[1,2†]
Retired Chairman and Chief Executive Officer
Pfizer Inc.

Nancy S. Newcomb[1,2]
Retired Senior Corporate Officer,
Risk Management
Citigroup Inc.

John K. Wulff[1†,2]
Retired Chairman
Hercules Incorporated

Board Committees
1 Audit
2 Governance and Compensation
3 International Business Development
* Lead Independent Director
† Committee Chairman

Stockholders and other stakeholders may communicate with the Board, or with a specific director or directors, by writing c/o
Corporate Secretary
Moody's Corporation
7 World Trade Center at
250 Greenwich Street
New York, NY 10007

EXECUTIVE OFFICERS

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

Executive Vice President

Linda S. Huber
Chief Financial Officer

Senior Vice Presidents

John J. Goggins
General Counsel

Lisa S. Westlake
Chief Human Resources Officer

Joseph (Jay) McCabe
Corporate Controller

Perry F. Rotella
Chief Information Officer

Vice Presidents

Philip Braverman
Global Tax

Carlton J. Charles
Treasurer

Jeffrey R. Hare
Corporate Planning

Arthur N. Skelskie
Corporate Services

Blair L. Worrall
Internal Audit

Elizabeth A. Zale
Investor Relations

Corporate Secretary

Jane B. Clark

Chief Regulatory and Compliance Officer

Michael Kanef

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO .

COMMISSION FILE NUMBER 1-14037

MOODY'S CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**13-3998945**
(STATE OF INCORPORATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

7 World Trade Center at 250 Greenwich Street, NEW YORK, NEW YORK 10007
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
(ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 553-0300.

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	**NAME OF EACH EXCHANGE ON WHICH REGISTERED**
COMMON STOCK, PAR VALUE $.01 PER SHARE	NEW YORK STOCK EXCHANGE
PREFERRED SHARE PURCHASE RIGHTS	NEW YORK STOCK EXCHANGE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (see definition of "accelerated filer and large accelerated filer" in Exchange Act Rule 12b-2).

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Moody's Corporation Common Stock held by nonaffiliates* on June 30, 2008 (based upon its closing transaction price on the Composite Tape on such date) was approximately $8.3 billion.

As of January 31, 2009, 235.2 million shares of Common Stock of Moody's Corporation were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on April 28, 2009, are incorporated by reference into Part III of this Form 10-K.

The Index to Exhibits is included as Part IV, Item 15(3) of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the Registrant without conceding that all such persons are "affiliates" of the Registrant for purposes of federal securities laws.

INDEX TO FORM 10-K

Exhibits Filed Herewith	
21	SUBSIDIARIES OF THE REGISTRANT
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – 2008
23.2	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – 2007
31.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

TERM	DEFINITION
ACNielsen	ACNielsen Corporation – a former affiliate of Old D&B
Analytics	Moody's Analytics – reportable segment of MCO formed in January 2008 which combines MKMV, the sales of MIS research and other MCO non-rating commercial activities
AOCI	Accumulated other comprehensive income (loss); a separate component of shareholders' equity (deficit)
Basel II	Capital adequacy framework published in June 2004 by the Basel Committee on Banking Supervision
Board	The board of directors of the Company
Bps	Basis points
BQuotes	BQuotes , Inc.; an acquisition completed in January 2008; part of the MA segment; a global provider of price discovery tools and end-of-day pricing services.
Canary Wharf Lease	Operating lease agreement entered into on February 6, 2008 for office space in London, England, to be occupied by the Company in the second half of 2009
CDOs	Collateralized debt obligations
CFG	Corporate finance group; an LOB of MIS
CMBS	Commercial mortgage-backed securities; part of CREF
Cognizant	Cognizant Corporation – a former affiliate of Old D&B, which comprised the IMS Health and NMR businesses
Commission	European Commission
Common Stock	the Company's common stock
Company	Moody's Corporation and its subsidiaries; MCO; Moody's
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CP Notes	Unsecured commercial paper notes
CP Program	The Company's commercial paper program entered into on October 3, 2007
CRAs	Credit rating agencies
CREF	Commercial real estate finance which includes REITs, commercial real estate CDOs and CMBS; part of SFG
D&B Business	Old D&B's Dun & Bradstreet operating company
DBPPs	Defined benefit pension plans
Debt/EBITDA	Ratio of Total Debt to EBITDA
Directors' Plan	The 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan
Distribution Date	September 30, 2000; the date which Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B
EBITDA	Earnings before interest, taxes, depreciation, amortization and extraordinary gains or losses

TERM	DEFINITION
ECAIs	External Credit Assessment Institutions
ECB	European Central Bank
EITF	Emerging Issues Task Force; a task force established by the FASB to improve financial reporting through the timely identification, discussion, and resolution of financial accounting issues within the framework of existing authoritative literature.
EMEA	Represents countries within Europe, the Middle East and Africa
Enb	Enb Consulting; an acquisition completed in December 2008; part of the MA segment; a provider of credit and capital markets training services;
EPS	Earnings per share
ESPP	The 1999 Moody's Corporation Employee Stock Purchase Plan
ETR	Effective Tax Rate
EU	European Union
EUR	Euros
Excess Tax Benefit	The difference between the tax benefit realized at exercise of an option or delivery of a restricted share and the benefit recorded at the time that the option or restricted share is expensed under GAAP
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
Fermat	Fermat International; an acquisition completed in October 2008; part of the MA segment; a provider of risk and performance management software to the global banking industry
FIG	Financial institutions group; an LOB of MIS
FIN 48	FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"
FSF	Financial Stability Forum
FX	Foreign exchange
GAAP	U.S. Generally Accepted Accounting Principles
GBP	British pounds
G-7	The finance ministers and central bank governors of the group of seven countries consisting of Canada, France, Germany, Italy, Japan, U.S. and U.K., that meet annually
G-20	The G-20 is an informal forum that promotes open and constructive discussion between industrial and emerging-market countries on key issues related to global economic stability. By contributing to the strengthening of the international financial architecture and providing opportunities for dialogue on national policies, international co-operation, and international financial institutions, the G-20 helps to support growth and development across the globe. The G-20 is comprised of: Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Mexico, Russia, Saudi Arabia, South Africa, South Korea, Turkey, the U.K. and the U.S. and The EU who is represented by the rotating Council presidency and the ECB.
HFSC	House Financial Services Committee
IMS Health	A spin-off of Cognizant, which provides services to the pharmaceutical and healthcare industries
IOSCO	International Organization of Securities Commissions

TERM	DEFINITION
IOSCO Code	Code of Conduct Fundamentals for Credit Rating Agencies issued by IOSCO
IRS	Internal Revenue Service
Legacy Tax Matter(s)	Exposures to certain potential tax liabilities assumed in connection with the 2000 Distribution
LIBOR	London Interbank Offered Rate
LOB	Line of Business
MA	Moody's Analytics – a reportable segment of MCO formed in January 2008 which combines the operations of MKMV, the sales of MIS research and other MCO non-rating commercial activities
Make Whole Amount	The prepayment penalty amount relating to the Series 2005-1 Notes and Series 2007-1 Notes, which is a premium based on the excess, if any, of the discounted value of the remaining scheduled payments over the prepaid principal
MCO	Moody's Corporation and its subsidiaries; the Company; Moody's
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MIS	Moody's Investors Service – a reportable segment of MCO
MIS Code	Moody's Investors Service Code of Professional Conduct
MKMV	Moody's KMV – a reportable segment of MCO prior to January 2008
Moody's	Moody's Corporation and its subsidiaries; MCO; the Company
New D&B	The New D&B Corporation – which comprises the D&B business
NM	Percentage change is not-meaningful after 400%
NMR	Nielsen Media Research, Inc.; a spin-off of Cognizant, which is a leading source of television audience measurement services
Notices	IRS Notices of Deficiency for 1997-2002
NRSRO	Nationally Recognized Statistical Rating Organizations
Old D&B	The former Dun and Bradstreet Company which distributed New D&B shares on September 30, 2000, and was renamed Moody's Corporation
Post-Retirement Plans	Moody's funded and unfunded pension plans, the post-retirement healthcare plans and the post-retirement life insurance plans
PPIF	Public, project and infrastructure finance; an LOB of MIS
Profit Participation Plan	Defined contribution profit participation retirement plan that covers substantially all U.S. employees of the Company
PWG	President's Working Group on Financial Markets
Reform Act	Credit Rating Agency Reform Act of 2006
REITs	Real estate investment trusts
Reorganization	The Company's business reorganization announced in August 2007 which resulted in two new reportable segments (MIS and MA) beginning in January 2008

TERM	DEFINITION
Restructuring Plan	The Company's 2007 restructuring plan
RMBS	Residential mortgage-backed security; part of SFG
S&P	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
SEC	Securities and Exchange Commission
Series 2005-1 Notes	Principal amount of $300.0 million, 4.98% senior unsecured notes due in September 2015 pursuant to the 2005 Agreement
Series 2007-1 Notes	Principal amount of $300.0 million, 6.06% senior unsecured notes due in September 2017 pursuant to the 2007 Agreement
SFAS	Statement of Financial Accounting Standards
SFAS No. 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS No. 88	SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefits Pension Plans and for Termination Benefits"
SFAS No. 109	SFAS No. 109, "Accounting for Income Taxes"
SFAS No. 112	SFAS No. 112, "Employers' Accounting for Postemployment Benefits"
SFAS No. 123	SFAS No. 123 "Accounting for Stock-Based Compensation"
SFAS No. 123R	SFAS No. 123R, "Share-Based Payment" (Revised 2004)
SFAS No. 132R	SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106" (Revised 2003)
SFAS No. 133	SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"
SFAS No. 141	SFAS No. 141, "Business Combinations"
SFAS No. 141R	SFAS No. 141R, "Business Combinations" (Revised 2007)
SFAS No. 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS No. 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS No. 146	SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"
SFAS No. 157	SFAS No. 157, "Fair Value Measurements"
SFAS No. 158	SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)"
SFAS No. 159	SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115"
SFAS No. 162	SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles"
SFG	Structured finance group; an LOB of MIS
SG&A	Selling, general and administrative expenses
Stock Plans	The 1998 Plan and the 2001 Plan
T&E	Travel and entertainment expenses
Total Debt	All indebtedness of the Company as reflected on the consolidated balance sheets, excluding current accounts payable incurred in the ordinary course of business

TERM	DEFINITION
U.K.	United Kingdom
U.S.	United States
USD	U.S. dollar
UTBs	Unrecognized tax benefits
UTPs	Uncertain tax positions
1998 Plan	Old D&B's 1998 Key Employees' Stock Incentive Plan
2000 Distribution	The distribution by Old D&B to its shareholders of all of the outstanding shares of New D&B common stock on September 30, 2000
2000 Distribution Agreement	Agreement governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution including the sharing of any liabilities for the payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters and certain other potential tax liabilities
2001 Plan	The Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
2005 Agreement	Note purchase agreement dated September 30, 2005 relating to the Series 2005-1 Notes
2007 Agreement	Note purchase agreement dated September 7, 2007 relating to the Series 2007-1 Notes
2007 Facility	Revolving credit facility of $1 billion entered into on September 28, 2007, expiring in 2012
2008 Term Loan	Five-year $150.0 million senior unsecured term loan entered into by the Company on May 7, 2008
7WTC	The Company's headquarters located at 7 World Trade Center
7WTC Lease	Operating lease agreement entered into on October 20, 2006

PART I

ITEM 1. BUSINESS

BACKGROUND

As used in this report, except where the context indicates otherwise, the terms "Moody's" or the "Company" refer to Moody's Corporation, a Delaware corporation, and its subsidiaries. The Company's executive offices are located at 7 World Trade Center at 250 Greenwich Street, New York, NY 10007 and its telephone number is (212) 553-0300. Prior to September 30, 2000, the Company operated as part of The Dun & Bradstreet Corporation.

THE COMPANY

Moody's is a provider of (i) credit ratings and related research, data and analytical tools, (ii) quantitative credit risk measures, risk scoring software, and credit portfolio management solutions and (iii) securities pricing software and valuation models. In 2007 and prior years, Moody's operated in two reportable segments: Moody's Investors Service and Moody's KMV. Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007. As a result of the Reorganization, the rating agency remains in the MIS operating segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities, including MKMV and sales of MIS research, are now combined under a new operating segment known as Moody's Analytics. Moody's now reports in two new reportable segments: MIS and MA. Financial information and operating results of these segments, including revenue, expenses, operating income and total assets, are included in Part II, Item 8. Financial Statements of this annual report, and are herein incorporated by reference.

The MIS segment publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide, including various corporate and governmental obligations, structured finance securities and commercial paper programs. Revenue is derived from the originators and issuers of such transactions who use MIS's ratings to support the distribution of their debt issues to investors. MIS provides ratings in more than 110 countries. Ratings are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. As of December 31, 2008, MIS had ratings relationships with approximately 13,000 corporate issuers and approximately 26,000 public finance issuers. Additionally, the Company has rated and currently monitors ratings on approximately 109,000 structured finance obligations.

The MA segment develops a wide range of products and services that support the credit risk management activities of institutional participants in global financial markets. These offerings include quantitative credit risk scores, credit processing software, economic research, analytical models, financial data, securities pricing software and valuation models, and specialized consulting services. MA also distributes investor-oriented research and data developed by MIS as part of its rating process, including in-depth research on major debt issuers, industry studies, and commentary on topical events. MA clients represent more than 5,000 institutions worldwide operating in approximately 120 countries. Over 30,000 client users and more than 200,000 individuals accessed Moody's research web site.

The Company operated as part of "Old D&B" until September 30, 2000, when Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B. At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company. The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services and was renamed Moody's Corporation. For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a distribution agreement, tax allocation agreement and employee benefits agreement.

PROSPECTS FOR GROWTH

Over recent decades, global fixed-income markets have grown significantly in terms of outstanding principal amount and types of securities or other obligations. Despite the recent market disruption and significant declines in issuance activity for many classes of securities in the U.S. and internationally, Moody's believes that the overall long-term outlook remains favorable for continued secular growth of fixed-income markets worldwide. However, Moody's expects that, in the near-term, growth drivers such as financial innovation and disintermediation will slow as capital market participants adjust to the recent poor performance of some structured finance asset classes, such as U.S. RMBS and credit derivatives. Restoring investor confidence in structured products may require further enhancements to MIS's rating processes and may be facilitated by greater transparency from issuers of structured (or securitized) debt. MIS has developed updated rating methodologies, volatility measures, and pricing and valuation services to aid the return of investor trust. Moody's expects that these initiatives will support continued long-term demand for high-quality, independent credit opinions.

Growth in global fixed-income markets is attributable to a number of forces and trends. Advances in information technology, such as the Internet, make information about investment alternatives widely available throughout the world. This technology facilitates issuers' ability to place securities outside their national markets and investors' capacity to obtain information about securities issued outside their national markets. Issuers and investors are also more readily able to obtain information about new financing techniques and new types of securities that they may wish to purchase or sell, many of which may be unfamiliar to them. This availability of information promotes the ongoing integration and development of worldwide financial markets and a greater need for credible, globally comparable opinions about credit risk. As a result, existing capital markets have expanded and a number of new capital markets have emerged. In addition, more issuers and investors are accessing developed capital markets.

Another trend in the world's capital markets is the disintermediation of financial systems. Issuers increasingly raise capital in the global public capital markets, in addition to, or in substitution for, traditional financial intermediaries. Moreover, financial intermediaries have sold assets in the global public capital markets, in addition to or instead of retaining those assets. Recent credit market disruptions have slowed the trend of disintermediation globally, but Moody's believes that debt capital markets offer advantages in capacity and efficiency compared to the traditional banking systems. Thus, disintermediation is expected to expand in the longer-term.

The strong growth trend seen in the issuance of structured finance securities reversed dramatically in 2008 due to the market turmoil. The market disruptions that escalated in 2008 are expected to continue in the immediate term, and Moody's expects to see a continued decline in revenue from this market in 2009. However, although the extent and scale are unclear, Moody's believes that structured finance securities will continue to play a role in global credit markets, and provide opportunities for longer term growth. Moody's will continue to monitor and support the progress of this market and adapt to meet the changing needs.

Rating fees paid by debt issuers account for most of the revenue of MIS. Therefore, a substantial portion of MIS's revenue is dependent upon the volume and number of debt securities issued in the global capital markets that it rates. Moody's is therefore affected by, for example, the performance, and the prospects for growth, of the major world economies, the fiscal and monetary policies pursued by their governments, and the decisions of issuers to request MIS ratings to aid investors in their investment decision process. However, annual fee arrangements with frequent debt issuers, annual debt monitoring fees and annual fees from commercial paper and medium-term note programs, bank and insurance company financial strength ratings, mutual fund ratings, subscription-based research and other areas are less dependent on, or independent of, the volume or number of debt securities issued in the global capital markets.

Moody's operations are also subject to various risks inherent in carrying on business internationally. Such risks include currency fluctuations and possible nationalization, expropriation, exchange and price controls, changes in the availability of data from public sector sources, limits on providing information across borders and other restrictive governmental actions. Management believes that the risks of nationalization or expropriation are reduced because the Company's basic service is the creation and dissemination of information, rather than the production of products that require manufacturing facilities or the use of natural resources. However, the formation of, for example, a new government-sponsored regional or global rating agency would pose a risk to Moody's growth prospects. Management believes that this risk, compared to other regulatory changes under consideration for the credit rating industry, is relatively low because of the likelihood that substantial investments over a sustained period would be required, with uncertainty about the likelihood of financial success.

Legislative bodies and regulators in both the U.S., Europe and selective other jurisdictions continue to conduct regulatory reviews of CRAs, which may result in, for example, an increased number of competitors, changes to the business model or restrictions on certain business activities of MIS, or increased costs of doing business for Moody's. Therefore, in order to broaden the potential for expansion of non-ratings services, Moody's reorganized in January 2008 into two distinct businesses: MIS, consisting solely of the ratings business, and MA. Moody's Analytics conducts all non-ratings activities, and includes the MKMV and Fermat businesses, the sale of credit research produced by MIS and the production and sale of other credit related products and services. The reorganization broadens the opportunities for expansion by MA into activities which were previously restricted, due to the potential for conflicts of interest with the ratings business. At present, Moody's is unable to assess the nature and effect that any regulatory changes may have on future growth opportunities. See "Regulation" below.

MA expects to benefit from the growing demand among credit market participants for information that enables them to make sound investment and risk management decisions. These customers require advanced qualitative and quantitative tools to support their management of increasingly complex capital market instruments. Such complexity creates analytical challenges for market participants, including financial intermediaries, asset managers and other investors. In recent years, reliable third-party ratings and research served to supplement or substitute for traditional in-house research as the scale, geographic scope and complexity of financial markets grew. Recent disruptions in credit markets threaten to slow this trend, but Moody's expects to sustain reliance on its offerings as enhancements to credit rating methodologies and other changes in securities origination processes restore investor confidence and more orderly market operations.

Growth in MA is also expected as financial institutions adopt active credit portfolio management practices and implement internal credit assessment tools for compliance with Basel II regulations. MA offers products that respond to these needs. This growth will be realized by, for example, the development of new private firm default probability models for specific countries and by expanding analysis capabilities of new asset classes.

COMPETITION

The MIS business competes with other Credit Rating Agencies and with investment banks and brokerage firms that offer credit opinions and research. Many of Moody's customers also have in-house credit research capabilities. Moody's largest competitor in the global credit rating business is Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. There are some rating markets, based on industry, geography and/or instrument type, in which Moody's has made investments and obtained market positions superior to S&P's. In other markets, the reverse is true.

In addition to S&P, Moody's competitors include Fitch, a subsidiary of Fimalac S.A., Dominion Bond Rating Service Ltd. of Canada ("DBRS"), A.M. Best Company Inc, Japan Credit Rating Agency Ltd., Rating and Investment Information Inc. of Japan (R&I) and Egan-Jones Ratings Company. In 2008 two more firms were granted the Nationally Recognized Statistical Rating Organizations status; LACE Financial Corp., in February, and Realpoint LLC, in June. One or more additional rating agencies may emerge in the U.S. as the SEC continues to expand the number of NRSROs. Competition may also increase in developed or developing markets outside the U.S. over the next few years as the number of rating agencies increases.

The increased regulatory focus on credit risk presents both opportunities and challenges for Moody's. Global demand for credit ratings and risk management services may rise, but regulatory actions may result in a greater number of rating agencies and/or additional regulation of Moody's and its competitors. Alternatively, banking or securities market regulators could seek to reduce the use of ratings in regulations, thereby reducing certain elements of demand for ratings, or otherwise seek to control the analysis or business of rating agencies.

Credit rating agencies such as MIS also compete with other means of managing credit risk, such as credit insurance. Competitors that develop quantitative methodologies for assessing credit risk also may pose a competitive threat to Moody's.

MA competes broadly in the financial information space against diversified competitors such as Thomson-Reuters, Bloomberg, RiskMetrics, S&P, Fitch, Dun & Bradstreet, and Markit Group among others. MA' main competitors within credit risk management include Fitch Algorithmics, SunGard, SAS, i-Flex, and RiskMetrics Group as well as a host of smaller vendors and in-house solutions. In economic analysis, data and modeling services, MA faces competition from IHS Global Insight, Oxford Economics, Haver Analytics and a number of smaller firms around the world. Within Credit Services, Moody's competes with Mercer Oliver Wyman for certain credit risk consulting, with Omega Performance, DC Gardner, and a host of boutique providers for financial training, and CreditSights, Gimme Credit and other smaller providers for independent credit research. In Securities Analytics and Valuation, Moody's competes against Interactive Data Corporation, Thomson-Reuters, S&P, Fitch, Markit Group, CME, Intex, and many other smaller providers.

MOODY'S STRATEGY

Moody's continues to follow growth strategies that adapt to market conditions and capitalize on emerging opportunities:

Given recent market turmoil Moody's immediate focus is on making effective business decisions to adjust for the expected reduction in revenue while positioning the Company to benefit from an eventual recovery in global credit market activity.

In a world of renewed attention to risk analysis and risk management, Moody's is committed to further encouraging the informed use of credit ratings, research and related analytics products.

Moody's seeks to differentiate itself from incumbent and potential competitors with uniquely thoughtful, forward-looking and accurate opinions about credit and the credit industry.

Adapting to market change is a key factor in maintaining market relevance. Moody's continuously monitors opportunities to selectively diversify its revenue base through organic growth and acquisitions, in order to replace lost revenue and position Moody's for new sources of business.

In support of those goals Moody's intends to continue its focus in the following areas:

Expansion in Financial Centers
Moody's serves its customers through its global network of offices and business affiliations. Moody's currently maintains comprehensive rating and marketing operations in financial centers including Dubai, Frankfurt, Hong Kong, London, Madrid, Milan, Moscow, New York, Paris, Singapore, Sydney and Tokyo. Moody's expects that its global network will position it to benefit from the expansion of worldwide capital markets and thereby increase revenue. Moody's also expects that the growth of its MIS business as a consequence of financial market integration in Europe will return. Additionally, Moody's expects to continue its expansion into developing markets either directly or through joint ventures. This will allow Moody's to extend its credit opinion franchise to local and regional obligors, through domestic currency ratings and national scale ratings.

New Rating Products
Moody's continues to respond to investor demand for new products and enhancements. In the recent market turmoil attention to core strengths has been crucial and enhancements have and continue to be focused on quality and transparency. Given the particular disruption in the structured finance markets MIS has been developing enhanced structured finance offerings to meet investor demands for more information content. Leveraging the diversity of its research data and analytics Moody's has introduced cross-sector analysis to better illustrate the broader impacts of recent market events. This is further enhanced by the incorporation of macroeconomics to frame conditions and assumptions. MIS continues to capitalize on market developments and enhance ratings surveillance efficiency, focusing on new ratings products, such as hedge fund operations quality ratings, and to identify, design, develop and maintain value-added research, analytics and data products serving the capital markets.

Internet-Enhanced Products and Services
Moody's is expanding its use of the Internet and other electronic media to enhance client service. Moody's website provides the public with instant access to ratings and provides the public and subscribers with credit research. Internet delivery also enables Moody's to provide services to more individuals within a client organization than were available with paper-based products and to offer higher-value services because of more timely delivery. Moody's expects that access to these applications will increase client use of Moody's services. Moody's expects to continue to invest in electronic media to capitalize on these and other opportunities.

Expansion of Credit Research Products and Investment Analytic Tools
Moody's plans to expand its research and analytic services through internal development and through acquisitions. Most new product initiatives tend to be more analytical and data-intensive than traditional narrative research offerings. Such services address investor interest in replicating the monitoring activities conducted by, for example, Moody's securitization analysts and provide the means for customers to gain access to raw data and adjusted financial statistics and ratios used by Moody's analysts in the rating process for municipalities, companies and financial institutions. These products represent important sources of growth for the research business. MA is developing products in the fixed-income valuations and pricing arena that facilitate price transparency in global fixed income markets, especially for complex structured securities and derivative instruments. Moreover, Moody's continues to explore opportunities to extend its research relevance in new domestic or regional markets (e.g., China) as well as new functional markets (e.g., hedge funds).

New Quantitative Credit Risk Assessment Services
Moody's will continue to provide banks and other institutions with quantitative credit risk assessment services. Moody's believes that there will be increased demand for such services because they assist customers trading or holding credit-sensitive assets to better manage risk and deliver better performance. Also, international bank regulatory authorities are assessing the

adequacy of banks' internal credit risk management systems for the purpose of determining regulatory capital. The acquisition of Fermat accelerates Moody's developments in this area. Such regulatory initiatives create demand for, and encourage adoption of, related services by banks from third-party providers.

REGULATION

In the U.S., since 1975, MIS has been designated as an NRSRO by the SEC. The SEC first applied the NRSRO designation in that year to companies whose credit ratings could be used by broker-dealers for purposes of determining their net capital requirements. Since that time, Congress, the SEC and other governmental and private bodies have used the ratings of NRSROs to distinguish between, among other things, "investment-grade" and "non-investment-grade" securities.

In September 2006, the Credit Rating Agency Reform Act of 2006 was passed, which created a voluntary registration process for rating agencies wishing to be designated as NRSROs. The Reform Act provides the SEC with authority to oversee NRSROs, while prohibiting the SEC from regulating the substance of credit ratings or the procedures and methodologies by which any NRSRO determines credit ratings. In June 2007, the SEC published its first set of rules under the Reform Act. These rules address the NRSRO application and registration process, as well as oversight rules related to recordkeeping, financial reporting, prevention of misuse of material non-public information, conflicts of interest, and prohibited acts and practices. In June 2007, MIS filed its application for registration as an NRSRO with the SEC. In September 2007, the SEC registered MIS as an NRSRO under the Securities Exchange Act of 1934, and as of that time MIS has been subject to the SEC's oversight rules described above. As required by the rules, MIS has made its Form NRSRO Initial Application, its Annual Certification of Form NRSRO, and any associated updates publicly available by posting it on the Regulatory Affairs page of the Company's website.

In July 2008, the SEC released a report on its examination of CRAs. The SEC began its review of the ratings processes and procedures of the three leading rating agencies — MIS, S&P and Fitch — in August 2007, focusing on sub-prime RMBS and CDOs. While the Commission's Staff noted that most of the period under review pre-dated the implementation of SEC rules for the industry, the report identified areas that were either of concern to the SEC or that the SEC believed could be enhanced going-forward. The concerns identified by the Commission's Staff generally fall into three categories: policies addressing potential conflicts of interest; resources and resource allocation; documentation around policies and procedures and enhancing transparency. The SEC also summarized the various steps that are already being put in place by the rating agencies, as well as those that are under consideration in the SEC's current rule-making process.

In February 2009, the SEC published a second set of final rules applicable to NRSROs as well as additional proposed rules. These final rules and rule proposals were approved by the Commission in early December 2008. The majority of the final rules address managing conflicts of interest, enhancing record keeping requirements, and improving transparency of ratings performance and methodologies. The deadline for market comment on the new proposed rules is March 26, 2009. MIS will submit comments to the SEC by this deadline.

Finally, both chambers of the Congress are reviewing the broader U.S. regulatory infrastructure and as part of this review, the role and function of CRAs will continue to be studied. For example, as part of a series of hearings focusing on the existing market turmoil, on October 22, 2008, the House Committee on Oversight and Government Reform held a hearing on the Role of Credit Rating Agencies. MIS has participated in this and other hearings and the written testimonies can be found on the Regulatory Affairs page of the Company's website.

Internationally, several regulatory developments have occurred:

The Group of 7 and the Group of 20 — The G-7 Finance Ministers and Central Bank Governors formally asked the FSF to analyze the underlying causes of the recent financial market turbulence. One area for analysis was the role and use of credit rating in the structured finance market. To encourage the adoption of a unified regulatory approach, the FSF has coordinated the work of other international organizations on these subjects. The FSF's recommendations on the CRA industry are as follows: improve the quality of the rating process and management of conflicts of interest in rating structured finance securities; differentiate ratings on structured finance products from those on corporate and government bonds and expand the initial and ongoing information provided on the risk characteristics of structured products; and enhance their review of the quality of the data input and due diligence performed on underlying assets by originators, arrangers and issuers.

In November 2008, the Heads of State of the G-20 reached agreement on a wide-ranging set of proposals to better regulate financial systems. Among other things, the G-20 committed to implement oversight of the CRAs, consistent with the strengthened international code of conduct (see below) and agreed that, in the medium term, the countries should implement a registration system for CRAs. The G-20 also committed to formulate their regulations and other measures in a consistent manner and recommended that, the international organization of securities regulators should review CRAs' adoption of the standards and mechanisms for monitoring compliance.

IOSCO — In December 2004, the Technical Committee of IOSCO published its Code of Conduct Fundamentals for Credit Rating Agencies. In March 2008, IOSCO published for public consultation a report on the role of CRAs in structured finance, as well as a proposal to amend the IOSCO Code of Conduct Fundamentals for CRAs. Working with four other globally active CRAs, MIS submitted a joint response to IOSCO's consultation report. This joint response can be found on the Regulatory Affairs webpage of the Company's website. In May 2008, IOSCO finalized its report and published the revised IOSCO Code at its annual meeting in May, 2008. The changes made to the IOSCO Code broadly address greater transparency of methodologies and processes by CRAs. On July 2008, IOSCO also announced that it will monitor the CRAs implementation of the IOSCO Code changes and it will explore the means by which IOSCO members might work together to verify the proper and complete disclosure by CRAs of information required by the IOSCO Code. Finally, in September IOSCO announced that it would discuss at its next technical committee meeting, held in January 2009, measures that would aim to bring about more globally consistent oversight of CRAs.

MIS initially published its Code of Professional Conduct pursuant to the IOSCO Code in June 2005 and published an updated version in October 2007. In November 2008, MIS revised its Code to reflect the changes made to the IOSCO Code. Beginning in 2006, MIS has annually published a report that describes its implementation of the Code. The MIS Code and the three annual reports that have been published thus far can be found on the Regulatory Affairs page of the Company's website.

EU — The European Commission presently is re-examining the regulatory framework for rating agencies in Europe. On July 31, 2008 the Commission published a consultation document seeking comments on proposals with respect to regulating rating agencies that operate in the EU. Specifically, the Commission sought comments on the authorization, supervision and enforcement rules for rating agencies that operate within the EU. Over 90 respondents provided the Commission with their views on the suggested framework. MIS's comments on the proposal are posted on the Regulatory Affairs page of the Company's website.

In November 2008, the Commission introduced proposed regulation for the oversight of CRAs ("Proposed Regulation"). The document is primarily based on the IOSCO Code, but with important differences. Particularly, the Commission has introduced additional conduct and governance regulation. The Proposed Regulation is now being considered by EU Member States — under the leadership of the Presidency of the Council of the EU — and by the European Parliament. Both bodies have the ability to introduce significant modifications to the Commission's original proposed text.

It is as yet too early to assess the form and content of this re-evaluation process.

The Basel Committee — In June 2004, the Basel Committee on Banking Supervision published a new bank capital adequacy framework, called Basel II, to replace its initial 1988 framework. Under Basel II, ratings assigned by recognized CRAs or ECAIs, can be used by banks in determining credit risk weights for many of their institutional credit exposures. Recognized ECAIs could be subject to a broader range of oversight. National authorities have begun the ECAI recognition process. MIS has been recognized as an ECAI in several jurisdictions and the recognition process is ongoing in many others. MIS does not currently believe that Basel II will materially affect its financial position or results of operations. As a result of the recent regulatory activity, the banking authorities of the Basel Committee are reconsidering the overall Basel II framework. It is as yet too early to assess the form and content of this re-evaluation.

Other legislation and regulation relating to credit rating and research services is being considered by local, national and multinational bodies and this type of activity is likely to continue in the future. In addition, in certain countries, governments may provide financial or other support to locally-based rating agencies. For example, governments may from time to time establish official rating agencies or credit ratings criteria or procedures for evaluating local issuers. If enacted, any such legislation and regulation could change the competitive landscape in which MIS operates. The legal status of rating agencies has been addressed by courts in various decisions and is likely to be considered and addressed in legal proceedings from time to time in the future. Management of MIS cannot predict whether these or any other proposals will be enacted, the outcome of any pending or possible future legal proceedings, or regulatory or legislative actions, or the ultimate impact of any such matters on the competitive position, financial position or results of operations of Moody's.

INTELLECTUAL PROPERTY

Moody's and its affiliates own and control a variety of trade secrets, confidential information, trademarks, trade names, copyrights, patents, databases and other intellectual property rights that, in the aggregate, are of material importance to Moody's business. Management of Moody's believes that each of the trademarks and related corporate names, marks and logos containing the term "Moody's" are of material importance to the Company. Moody's is licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by Moody's. The Company considers its trademarks, service marks, databases, software and other intellectual property to be proprietary, and Moody's relies on a combination of copyright, trademark, trade secret, patent, non-disclosure and contractual safeguards for protection.

The names of Moody's products and services referred to herein are trademarks, service marks or registered trademarks or service marks owned by or licensed to Moody's or one or more of its subsidiaries.

EMPLOYEES

As of December 31, 2008, the number of full-time equivalent employees of Moody's was approximately 3,900.

AVAILABLE INFORMATION

Moody's investor relations Internet website is http://ir.moodys.com/. Under the "SEC Filings" tab at this website, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and other information statements that the Company files electronically with the SEC. The SEC's internet site is http://www.sec.gov/.

EXECUTIVE OFFICERS OF THE REGISTRANT

NAME, AGE AND POSITION	BIOGRAPHICAL DATA
Mark E. Almeida, 49 *President – Moody's Analytics*	Mr. Almeida has served as President of Moody's Analytics since January 2008. Prior to this position, Mr. Almeida was Senior Vice President of Moody's Corporation from August 2007 to January 2008, Senior Managing Director of the Investor Services Group (ISG) at Moody's Investors Service, Inc. from December 2004 to January 2008 and was Group Managing Director of ISG from June 2000 to December 2004. Mr. Almeida joined Moody's Investors Service, Inc. in April 1988 and has held a variety of positions with the company in both the U.S. and overseas.
Richard Cantor, 51 *Chief Risk Officer – Moody's Corporation and Chief Credit Officer – Moody's Investors Service*	Mr. Cantor has served as Chief Risk Officer of Moody's Corporation since December 2008 and as Chief Credit Officer of Moody's Investors Service, Inc. since November 2008. Mr. Cantor has also served as the Chairman of the Credit Policy Committee since November 2008. From July 2008 to November 2008 Mr. Cantor served as Acting Chief Credit Officer and Acting Chairman of the Credit Policy Committee. Prior thereto, Mr. Cantor was Managing Director of Moody's Credit Policy Research Group from June 2001 to July 2008 and Senior Vice President in the Financial Guarantors Rating Group. Mr. Cantor joined Moody's in 1997 from the Federal Reserve Bank of New York, where he served as Assistant Vice President in the Research Group and was Staff Director at the Discount Window. Prior to the Federal Reserve, Mr. Cantor taught Economics at UCLA and Ohio State and has taught on an adjunct basis at the business schools of Columbia University and NYU.
John J. Goggins, 48 *Senior Vice President and General Counsel*	Mr. Goggins has served as the Company's Senior Vice President and General Counsel since October 1, 2000. Mr. Goggins joined Moody's Investors Service, Inc. in February 1999 as Vice President and Associate General Counsel and became General Counsel in 2000.

NAME, AGE AND POSITION	BIOGRAPHICAL DATA
Linda S. Huber, 50 *Executive Vice President and Chief Financial Officer*	Ms. Huber has served as the Company's Executive Vice President and Chief Financial Officer since May 2005. Prior thereto, she served as Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc., from 2003 to 2005. Prior to U.S. Trust, she was Managing Director at Freeman & Co. from 1998 through 2002. She served PepsiCo as Vice President of Corporate Strategy and Development from 1997 until 1998 and as Vice President and Assistant Treasurer from 1994 until 1997. She served as Vice President in the Energy Investment Banking Group at Bankers Trust Company from 1991 until 1994 and as an Associate in the Energy Group at First Boston Corporation from 1986 through 1990. She also held the rank of Captain in the U.S. Army where she served from 1980 to 1984.
Michel Madelain, 52 *Chief Operating Officer – Moody's Investors Service*	Mr. Madelain has served as Chief Operating Officer of Moody's Investors Service Inc., since May 2008. Prior to this position, Mr. Madelain served as Executive Vice President, Fundamental Ratings from September 2007 to May 2008, with responsibility for all Global Fundamental Ratings, including Corporate Finance, Financial Institutions, Public Finance and Infrastructure Finance. He managed the Financial Institutions group from March 2007 until September 2007. Mr. Madelain served as Group Managing Director, EMEA Corporate Ratings from January 2004 to March 2007 and prior thereto held several Managing Director positions in the U.S. and U.K. Fundamental Rating Groups. Prior to joining Moody's in 1994, Mr. Madelain served as a Partner of Ernst & Young, Auditing Practice. Mr. Madelain is qualified as a Chartered Accountant in France.
Joseph (Jay) McCabe, 58 *Senior Vice President and Corporate Controller*	Mr. McCabe has served as the Company's Senior Vice President and Corporate Controller since December 2005. Mr. McCabe joined Moody's in July 2004 as Vice President and Corporate Controller. Before joining the Company, he served as Vice President — Corporate Controller at PPL Corporation, an energy and utility company, from 1994 to 2003. Prior to PPL Corporation, he served Deloitte & Touche as Partner from 1984 to 1993 and as a member of the firm's audit practice from 1973 to 1984.
Raymond W. McDaniel, Jr., 51 *Chairman and Chief Executive Officer*	Raymond W. McDaniel, Jr., has served as the Chairman and Chief Executive Officer of the Company since April 2005 and serves on the International Business Development Committee of the Board of Directors. Mr. McDaniel served as the Company's President from October 2004 until April 2005 and the Company's Chief Operating Officer from January 2004 until April 2005. He has served as Chairman, Chief Executive Officer and President of Moody's Investors Service, Inc. since May 2008 and served as President of Moody's Investors Service from November 2001 to August 2007. Mr. McDaniel served as the Company's Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody's Investors Service from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel is also a Director of John Wiley & Sons, Inc.

NAME, AGE AND POSITION	BIOGRAPHICAL DATA
Perry Rotella, 45 *Senior Vice President and Chief Information Officer*	Mr. Rotella has served as the Company's Senior Vice President and Chief Information Officer since December 2006. Prior to joining the Company, he served as Chief Information Officer for American International Group's ("AIG") Domestic Brokerage group from 2003 to 2006, Operations and Systems Executive in 2006 and Global Chief Technology Officer from 2000 to 2003. Prior to AIG, from 1985 to 1999, Mr. Rotella was with American Management Systems ("AMS"), a technology consulting firm, where he held a variety of positions including Chief Technology Officer for AMS's Insurance Technology Group.
Lisa S. Westlake, 47 *Senior Vice President and Chief Human Resource Officer*	Ms. Westlake has served as the Company's Senior Vice President and Chief Human Resources Officer since December 2008. Prior to this position, Ms. Westlake served as Vice President — Investor Relations from December 2006 to December 2008 and Managing Director — Finance from September 2004 to December 2006. Prior to joining the Company, Ms. Westlake was a senior consultant with the Schiff Consulting Group from 2003 to 2004. From 1996 to 2003 Ms. Westlake worked at American Express Company where she held several different positions such as Vice President and Chief Financial Officer for the OPEN Business, Vice President and Chief Financial Officer for Establishment Services and Vice President and Chief Financial Officer for Relationship Services. From 1989 to 1995 Ms. Westlake held a range of financial management positions at Dun & Bradstreet Corporation and it subsidiary at the time, IMS International. From 1984 to 1987 Ms. Westlake served at Lehman Brothers in both the investment banking and municipal trading areas.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this annual report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems minor or insignificant also may impair its business operations. If any of the following risks occur, Moody's business, financial condition, operating results and cash flows could be materially adversely affected.

Changes in the Volume of Debt Securities Issued in Domestic and/or Global Capital Markets and Changes in Interest Rates and Other Volatility in the Financial Markets

Approximately 49% of MIS' revenue for 2008 was transaction-based, compared to 68% of MIS' revenue in 2007. Revenue from rating transactions, in turn, is dependent on the number and dollar volume of debt securities issued in the capital markets. Accordingly, any conditions that either reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities could reduce the number and dollar volume of debt issuances for which Moody's provides ratings services, and thereby, have an adverse effect on the fees derived from the issuance of ratings.

A significant disruption in world financial markets, particularly in the credit markets, that began in mid-2007 worsened materially in the second half of 2008, particularly in the latter portion of the year when many credit markets experienced a severe lack of liquidity. These credit market disruptions together with the current economic slowdown have negatively impacted the volume of debt securities issued in global capital markets and the demand for credit ratings. Consequently, the Company has experienced a substantial reduction in the demand for rating newly issued debt securities resulting in a 32% decrease in MIS revenue for 2008 compared to 2007. The timing and nature of any recovery in the credit and other financial markets remains uncertain, and there can be no assurance that market conditions will improve in the future or that financial results will not continue to be adversely affected. A sustained period of market decline or weakness, especially if it relates to credit sensitive securities, for which there is typically a high level of demand for ratings, could have a material adverse effect on Moody's business and financial results. Initiatives that the Company has undertaken to reduce costs may not be sufficient to offset the results of a prolonged or more severe downturn, and further cost reductions may be difficult or impossible to obtain in the near term, due in part to rent, technology and other fixed costs associated with some of the Company's operations as well as the need to monitor outstanding ratings. Further, the cost-reduction initiatives undertaken to date could result in strains in the Company's operations if the credit markets and demand for ratings return to levels that prevailed prior to mid-2007 or otherwise unexpectedly surge.

Other factors that could further reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities include increases in interest rates or credit spreads, continued volatility in financial markets or the interest rate environment, significant regulatory, political or economic events, the use of alternative sources of credit including financial institutions and government sources, defaults of significant issuers and other unfavorable market and economic conditions.

Regulation as a Nationally Recognized Statistical Rating Organization and Potential for New Domestic and Overseas Legislation and Regulations

Credit rating agencies are regulated in both the U.S. and in other countries (including by state and local authorities). Currently, Moody's is designated as an NRSRO pursuant to SEC regulation enacted in response to the adoption of the Reform Act. One of the central promises of the Reform Act was to encourage competition among rating agencies. Given its adoption, Moody's is unable to assess the future impact of any regulatory changes that may result from the SEC's regulations or the impact on Moody's competitive position or its current practices. Possible consequences of these new regulations include issues that may affect all entities engaged in the rating agency business, such as expected increased costs, or issues that may affect Moody's in a disproportionate manner. Any of these changes could negatively impact Moody's operations or profitability, the Company's ability to compete, or the markets for its products and services in ways that Moody's presently is unable to predict.

In addition, over the past year, both the G-7 and the G-20 Finance Ministers and Central Bank Governors have sought to analyze and arrive at a consistent approach for addressing the various areas of the financial market and have made a variety of recommendations as to regulation of rating agencies and the markets for ratings. Finance ministers have also agreed to register rating agencies in their home jurisdiction. As a result, of the internationally coordinated activity, individual countries likely will begin implementing registration regimes for the oversight of CRAs in the coming years. In particular, the European Commission presently is re-examining the regulatory framework for rating agencies in Europe. In November 2008, the Commission published a draft regulation for the oversight of regulating rating agencies that operate in the EU. It is as yet too early to assess the form and content of this re-evaluation. As with the recent regulatory initiatives in the U.S., these initiatives may affect all entities engaged in the rating agency business or may affect Moody's in a disproportionate manner, and could negatively impact Moody's operations or profitability, the Company's ability to compete, or the markets for its products and services in ways that Moody's presently is unable to predict.

In addition to the foregoing, many legislative and regulatory agencies, both in the U.S. and in other countries, have been studying or pursuing new laws and regulations addressing CRAs and the use of credit ratings. It is possible that such initiatives could lead to additional laws or regulations affecting Moody's operations or profitability, the Company's ability to compete, or the markets for its products and services. This could include adopting regulations that require debt securities to be rated, establish criteria for credit ratings or authorize only certain entities to provide credit ratings, which could negatively affect competition among rating agencies, the level of demand for ratings or the Company's ability to provide objective assessments of creditworthiness. Additional regulations could, potentially, increase the costs associated with the operation of a CRA, alter the rating agencies' communications with the issuers as part of the rating assignment process, increase the legal risk associated with the issuance of credit ratings, change the regulatory framework to which CRAs are subject and affect the competitive environment in which CRAs operate.

As existing laws and regulations applicable to credit ratings and rating agencies continue to evolve and new laws or regulations are adopted, the costs of compliance may increase and Moody's may not be able to pass these costs through the pricing of its products. In addition, increased regulatory uncertainty over the scope, interpretation and administration of laws and regulations may increase costs, decrease demand or affect the manner in which Moody's or its customers or users of credit ratings operate, or alter the economics of the credit ratings business by restricting or mandating the business models under which an NRSRO is permitted to operate.

A description of several of the more recent regulatory initiatives in the U.S. and other countries is described above under the section entitled "Regulation" in Item 1. "Business", of this Form 10-K.

Legal, Economic and Regulatory Risks of Operating in Foreign Jurisdictions

Moody's maintains offices outside the U.S. and derives a significant and increasing portion of its revenue from sources outside the U.S. In addition to the regulatory risks discussed above, operations in different countries expose Moody's to a number of legal, economic and regulatory risks such as restrictions on the ability to convert local currency into U.S. dollars and currency fluctuations; U.S. laws affecting overseas operations including regulations applicable under the Office of Foreign Asset Control and the Foreign Corrupt Practices Act; domestic and foreign export and import restrictions, tariffs and other trade barriers; political and economic instability; the possibility of nationalization, expropriation, price controls and other restrictive governmental actions; longer payment cycles and possible problems in collecting receivables; and potentially adverse tax consequences.

In addition to competition from other rating agencies that operate in a number of international jurisdictions and specialized companies that provide ratings for particular types of financial products or issuers (such as A.M. Best Company, Inc., with respect to the insurance industry), in many foreign countries Moody's will have to compete with rating agencies that may have a stronger local presence and greater familiarity or a longer operating history in those markets. These local providers or comparable competitors that may emerge in the future may receive support from local governments or other institutions that Moody's does not receive, putting Moody's at a competitive disadvantage.

Uncertain Impact of Government Actions to Stabilize Financial Institutions and Markets

The U.S. government announced several programs in 2008, including the Emergency Economic Stabilization Act, the October 14, 2008 joint statement by the U.S. Treasury, Federal Reserve and FDIC announcing the Troubled Asset Relief Program through which the government is authorized to purchase up to $700 billion in whole loans and mortgage-related securities as well as to invest directly in financial institutions, the Treasury Department's money market mutual fund guaranty program, the Federal Reserve's commercial paper funding facility and payment of interest on reserve balances, the FDIC's temporary liquidity guarantee program and the February 10, 2009 statement by the U.S. Treasury. Additionally, the governments of many nations and international organizations such as the International Monetary Fund have announced similar measures for institutions and countries around the world. There is no assurance that these programs individually or collectively will have beneficial effects in the credit markets, will address credit or liquidity issues of companies that participate in the programs, will reduce volatility or uncertainty in the financial markets or will reverse or moderate the slowdown and downturn of world economies. The failure of these programs to have their intended effects could have a material adverse effect on the financial markets, which in turn could materially and adversely affect the Company's business, financial condition and results of operations. In addition, these and similar initiatives could reduce the demand for ratings of credit securities or other financial products, could result in increased government regulation of such markets and could have other unanticipated adverse effects on the markets for and demand for debt securities and/or for ratings of such instruments.

Increased Pricing Pressure from Competitors and/or Customers

In the credit rating, research and credit risk management markets, competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service. At the same time, bankruptcies and consolidation of customers, particularly those involved in structured finance products, and other factors affecting demand may enhance the market power of customers. While Moody's seeks to compete primarily on the basis of the quality of its products and service, if its pricing and services are not sufficiently competitive with its current and future competitors, Moody's may lose market share.

Introduction of Competing Products or Technologies by Other Companies

The markets for credit ratings, research and credit risk management services are highly competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and to utilize emerging technological trends is a key factor in maintaining market share. Competitors may develop quantitative methodologies or related services for assessing credit risk that customers and market participants may deem preferable, more cost-effective or more valuable than the credit risk assessment methods currently employed by Moody's, or may price or market their products in manners that differ from those utilized by the Company. Customers or others may develop alternative, proprietary systems for assessing credit risk. Such developments could affect demand for Moody's products and the Company's growth prospects. In addition, Moody's growth prospects also could be adversely affected by limitations of its information technologies that fail to provide adequate capacity and capabilities to meet increased demands of producing quality ratings and research products at levels achieved by competitors.

Exposure to Litigation Related to Moody's Rating Opinions

Currently, Moody's has received subpoenas and inquiries from states attorneys general and governmental authorities, as part of ongoing investigations, and is cooperating with those inquiries. In addition, Moody's faces litigation from parties claiming damages relating to ratings actions, as well as other related actions. In these difficult economic times, when the value of credit-dependent instruments has declined and defaults have increased, the number of investigations and legal proceedings Moody's is facing has increased. These proceedings impose additional expenses on the Company, which may increase over time as these matters progress procedurally, require the attention of senior management to an extent that may reduce their ability to devote significant time addressing other business issues, and may result in fines or damages if we are deemed to have violated any laws or regulations. As Moody's international business expands, these types of claims may increase or become more costly because foreign jurisdictions may not have legal protections or liability standards comparable to those in the U.S. (such as protections for the expression of credit opinions as provided by the First Amendment and may pose criminal rather than civil penalties for non-compliance). These risks often may be difficult to assess or quantify and we may not have adequate insurance or reserves to cover them, and their existence and magnitude often remains unknown for substantial periods of time.

Exposure to Reputational and Credibility Concerns

Moody's reputation is one of the key bases on which the Company competes. To the extent that the rating agency business as a whole or that Moody's, relative to its competitors, suffers a loss in credibility, Moody's business could be adversely affected. Factors that could affect credibility include, potentially, the performance of securities relative to the rating assigned to such securities by a particular rating agency, the timing and nature of changes in ratings, adverse publicity as to the ratings process and the appearance of a conflict of interest.

Possible Loss of Key Employees and Related Compensation Cost Pressures

Moody's success depends in part upon recruiting and retaining highly skilled, experienced financial analysts and other professionals. Competition for qualified staff in the financial services industry is intense, and Moody's ability to attract staff could be impaired if it is unable to offer competitive compensation and other incentives or if the regulatory environment mandates restrictions on or disclosures about individual employees that would not be necessary in competing analytical industries. Investment banks, investors and competitors may seek to attract analyst talent by offering higher compensation than Moody's or providing more favorable working conditions. Moody's also may not be able to identify and hire employees in some markets outside the U.S. with the required experience or skills to perform sophisticated credit analysis. Moody's may also lose key employees due to other factors, such as catastrophes, that could lead to disruption of business operations. Moody's ability to compete effectively will continue to depend, among other things, on its ability to attract new employees and to retain and motivate existing employees.

Moody's Operations and Infrastructure may Malfunction or Fail

Moody's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which Moody's is located. This may include a disruption involving electrical, communications or other services used by the Company or third parties with or through whom Moody's conducts business, whether due to human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism, acts of terrorism or war or otherwise. Moody's efforts to secure and plan for potential disruptions of major operating systems may not be successful. The Company does not have fully redundant systems for most of its smaller office locations and low-risk systems, and its disaster recovery plan does not include restoration of non-essential services. If a disruption occurs in one of Moody's locations or systems and its personnel in those locations or who rely on such systems are unable to utilize other systems or communicate with or travel to other locations, its ability to service and interact with Moody's clients and customers may suffer.

The Company's operations also rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Although Moody's takes protective measures and endeavor to modify them as circumstances warrant, its computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious events that could have a security impact. If one or more of such events occur, this could jeopardize Moody's or its clients' or counterparties' confidential and other information processed and stored in, and transmitted through, its computer systems and networks, or otherwise cause interruptions or malfunctions in the Company's, its clients', its counterparties' or third parties' operations. Moody's may be required to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and the Company may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by Moody's.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Moody's corporate headquarters is located at 7 World Trade Center at 250 Greenwich Street, New York, New York, with approximately 668,513 square feet. During the fourth quarter of 2006, the Company completed the sale of its former corporate headquarters building at 99 Church Street, New York, New York. As of December 31, 2008, Moody's operations were conducted from 18 U.S. offices and 56 non-U.S. office locations, all of which are leased. These properties are geographically distributed to meet operating and sales requirements worldwide. These properties are generally considered to be both suitable and adequate to meet current operating requirements.

ITEM 3. LEGAL PROCEEDINGS

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

As a result of recent events in the U.S. subprime residential mortgage sector and the credit markets more broadly, various legislative, regulatory and enforcement entities around the world are investigating or evaluating the role of rating agencies in the U.S. subprime mortgage-backed securitization market and structured finance markets more generally. Moody's has received subpoenas and inquiries from states attorneys general and other governmental authorities and is cooperating with such investigations and inquiries. Moody's is also cooperating with a review by the SEC relating to errors in the model used by MIS to rate certain constant-proportion debt obligations. In addition, the Company is facing market participant litigation relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased in the current economic environment.

On June 27, 2008, the Brockton Contributory Retirement System, a purported shareholder of the Company's securities, filed a purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York. The plaintiff asserts various causes of action relating to the named defendants' oversight of MIS's ratings of RMBS and constant-proportion debt obligations, and their participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. The plaintiff seeks compensatory damages, restitution, disgorgement of profits and other equitable relief. On July 2, 2008, Thomas R. Flynn, a purported shareholder of the Company's securities, filed a similar purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York, asserting similar claims and seeking the same relief. The cases have been consolidated and plaintiffs filed an amended consolidated complaint in November 2008. The Company removed the consolidated action to the U.S. District Court for the Southern District of New York in December 2008. In January 2009, the plaintiffs moved to remand the case to the Supreme Court of the State of New York. The Company will oppose remand and expects to move to dismiss the amended consolidated complaint upon resolution of the remand motion. On October 30, 2008, the Louisiana Municipal Police Employees Retirement System, a purported shareholder of the Company's securities, also filed a shareholder derivative complaint on behalf of the Company against its directors and certain officers, and the Company as a nominal defendant, in the U.S. District Court for the Southern District of New York. This complaint too asserts various causes of action relating to the Company's ratings of RMBS, CDO and constant-proportion debt obligations, and named defendants' participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. On December 9, 2008, Rena Nadoff, a purported shareholder of the Company, filed a shareholder derivative complaint on behalf of the Company against its directors and its CEO, and the Company as a nominal defendant, in the Supreme Court of the State of New York. The complaint asserts a claim for breach of fiduciary duty in connection with alleged overrating of asset-backed securities and underrating of municipal securities.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the United States District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled *In re Moody's Corporation Securities Litigation* in the United States District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims, sustaining others and granting plaintiffs leave to amend their complaint by March 18, 2009.

For claims, litigation and proceedings not related to income taxes, where it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has recorded liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. For income tax matters, the Company employs the prescribed methodology of FIN 48 implemented as of January 1, 2007 which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Based on its review of the latest information available, and subject to the contingencies described in Item 7. "MD&A – Contingencies", the ultimate monetary liability of the Company for the pending matters referred to above (other than Legacy Tax Matters that are discussed in Part II, Item 7. "MD&A – Contingencies ") is not likely to have a material adverse effect on the Company's consolidated financial condition, although it is possible that the effect could be material to the Company's consolidated results of operations for an individual reporting period. This opinion is subject to the contingencies described in Part II, Item 7. "MD&A — Contingencies".

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this annual report on Form 10-K, no matter was submitted to a vote of security holders.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information in response to this Item is set forth under the captions below.

MOODY'S PURCHASES OF EQUITY SECURITIES

For the Three Months Ended December 31, 2008

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May yet be Purchased Under the Program(2)
October 1 – 31	3,620,923	$25.43	3,619,910	$ 1,459.2 million
November 1 – 30	1,174,251	$ 23.88	1,174,251	$ 1,431.2 million
December 1 – 31	1,025	$ 19.98	—	$ 1,431.2 million
Total	**4,796,199**	**$25.05**	**4,794,161**	**$1,431.2 million**

(1) Includes the surrender to the Company of 1,013 and 1,025 shares in October and December, respectively, of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

(2) As of the last day of each of the months. On July 30, 2007, the Company's Board authorized a $2.0 billion share repurchase program which the Company began utilizing in January 2008 upon completion of the June 2006 authorization. There is no established expiration date for the authorization.

During the fourth quarter of 2008, Moody's repurchased 4.8 million shares of its common stock, at an aggregate cost of $120.1 million, and issued $0.1 million shares under employee stock-based compensation plans.

COMMON STOCK INFORMATION AND DIVIDENDS

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends declared and paid for the periods shown. The number of registered shareholders of record at January 31, 2009 was 3,338.

	PRICE PER SHARE		DIVIDENDS PER SHARE	
	High	Low	Declared	Paid
2008:				
First quarter	**$42.89**	**$31.14**	**$ —**	**$0.10**
Second quarter	**46.36**	**33.14**	**0.10**	**0.10**
Third quarter	**43.07**	**29.45**	**0.10**	**0.10**
Fourth quarter	**33.96**	**15.41**	**0.20**	**0.10**
Year ended December 31, 2008			**$0.40**	**$0.40**
2007:				
First quarter	$76.09	$58.65	$ —	$0.08
Second quarter	73.69	59.91	0.08	0.08
Third quarter	63.70	42.42	0.08	0.08
Fourth quarter	55.99	35.05	0.18	0.08
Year ended December 31, 2007			$0.34	$0.32

During 2006, the Company paid a quarterly dividend of $0.07 per share of Moody's common stock in each of the quarters, resulting in dividends paid per share during the year ended December 31, 2006 of $0.28.

On December 16, 2008, the Board of the Company approved the declaration of a quarterly dividend of $0.10 per share of Moody's common stock, payable on March 10, 2009 to shareholders of record at the close of business on February 20, 2009. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth, as of December 31, 2008, certain information regarding the Company's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	19,408,014[1]	$37.72	15,252,866[2]
Equity compensation plans not approved by security holders	—	—	—
Total	19,408,014	$37.72	15,252,866

(1) Includes 11,563,350 options outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, 7,670,664 options outstanding under the Company's 1998 Key Employees' Stock Incentive Plan, and 174,000 options issued under the 1998 Non-Employee Directors' Stock Incentive Plan.

(2) Includes 11,492,279 shares available for issuance as options, stock appreciation rights or other stock-based awards under the 2001 Stock Incentive Plan and 235,989 shares available for issuance as options, shares of restricted stock or performance shares under the 1998 Directors Plan, and 3,524,598 shares available for issuance under the Company's Employee Stock Purchase Plan. No new grants may be made under the 1998 Stock Incentive Plan, which expired by its terms in June 2008.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return of the Company to the performance of Standard & Poor's Stock 500 Index, an index of performance peer group companies (the "Performance Peer Group") and the Russell 3000 Financial Services Index.

The Company is electing to use the Russell 3000 Financial Services Index, which is accessible to our shareholders in newspapers, the internet and other readily available sources for purposes of the following graph. The Company previously utilized the Performance Peer Group, which is a custom composite index of peer issuers that were selected in good faith. At December 31, 2008 this Performance Peer Group consisted of The McGraw-Hill Companies, Pearson PLC, Thomson-Reuters Corporation and Wolters Kluwer N.V. Late in 2007, Dow Jones & Company, Inc was acquired by News Corporation and in 2008 Reuters Group PLC was acquired by Thomson Corporation. As a result of these changes, and because of the limited number of companies contained in the Performance Peer Group index, the Company believes that the index previously utilized is not as representative for comparison purposes as the Russell 3000 Financial Services Index.

The comparison assumes that $100.00 was invested in the Company's common stock and in each of the foregoing indices on December 31, 2003. The comparison also assumes the reinvestment of dividends, if any. The total return for the common stock was (31%) during the performance period as compared with a total return during the same period of (10%) for the S&P 500, (48%) for the Russell 3000 Financial Services Index and (19%) for the Performance Peer Group.

Comparison of Cumulative Total Return

Moody's Corporation, Peer Group Index, Russell 3000 Financial Services Index and S&P Composite Index


250
200
150
100
50
-
DOLLARS
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Moody's Corporation
Peer Group Index
S&P Composite Index
Russell 3000 Financial Services Index

	YEAR ENDED DECEMBER 31,					
	2003	2004	2005	2006	2007	2008
Moody's Corporation	$100.00	$144.06	$204.89	$231.41	$120.35	$68.58
Peer Group Index	100.00	111.83	117.81	151.18	131.14	81.38
Russell 3000 — Financial Services Index	100.00	110.57	113.85	131.56	106.26	52.09
S&P Composite Index	100.00	110.88	116.33	134.70	142.10	89.53

The comparisons in the graph above are provided in response to disclosure requirements of the SEC and are not intended to forecast or be indicative of future performance of the Company's common stock.

ITEM 6. SELECTED FINANCIAL DATA

The Company's selected consolidated financial data should be read in conjunction with Item 7. "MD&A" and the Moody's Corporation consolidated financial statements and notes thereto.

	YEAR ENDED DECEMBER 31,				
amounts in millions, except per share data	2008	2007	2006	2005	2004
Results of operations					
Revenue	**$1,755.4**	$2,259.0	$2,037.1	$1,731.6	$1,438.3
Operating and SG&A expenses	**934.6**	1,035.1	898.7	756.8	617.8
Depreciation and amortization	**75.1**	42.9	39.5	35.2	34.1
Restructuring	**(2.5)**	50.0	—	—	—
Gain on sale of building	—	—	(160.6)	—	—
Operating income	**748.2**	1,131.0	1,259.5	939.6	786.4
Non-operating (expense) income, net (1)	**(22.4)**	(14.3)	1.0	(4.9)	(15.1)
Income before provision for income taxes	**725.8**	1,116.7	1,260.5	934.7	771.3
Provision for income taxes (2)	**268.2**	415.2	506.6	373.9	346.2
Net income	**$ 457.6**	$ 701.5	$ 753.9	$ 560.8	$ 425.1
Earnings per share					
Basic	**$ 1.89**	$ 2.63	$ 2.65	$ 1.88	$ 1.43
Diluted	**$ 1.87**	$ 2.58	$ 2.58	$ 1.84	$ 1.40
Weighted average shares outstanding					
Basic	**242.4**	266.4	284.2	297.7	297.0
Diluted	**245.3**	272.2	291.9	305.6	304.7
Dividends declared per share	**$ 0.40**	$ 0.34	$ 0.29	$ 0.24	$ 0.15

	DECEMBER 31,				
	2008	2007	2006	2005	2004
Balance sheet data					
Total assets	**$1,773.4**	$1,714.6	$1,497.7	$1,457.2	$1,389.3
Long-term debt (3)	**$ 750.0**	$ 600.0	$ 300.0	$ 300.0	—
Shareholders' (deficit) equity	**$ (994.4)**	$ (783.6)	$ 167.4	$ 309.4	$ 317.5

(1) The 2008 and 2007 amounts include a benefit of $13.3 million and $31.9 million, respectively, related to the favorable resolution of certain Legacy Tax Matters.

(2) The 2007, 2006 and 2005 amounts include net benefits of $20.4 million, $2.4 million and $8.8 million, respectively and the 2004 amount includes an expense of $30.0 million, relating to certain Legacy Tax Matters.

(3) At December 31, 2004, the $300 million notes payable scheduled to mature in September 2005 were classified as a current liability.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

This MD&A contains Forward-Looking Statements. See "Forward-Looking Statements" commencing on page 53 and Item 1A. "Risk Factors" commencing on page 18 for a discussion of uncertainties, risks and other factors associated with these statements.

THE COMPANY

Moody's is a provider of (i) credit ratings and related research, data and analytical tools, (ii) quantitative credit risk measures, risk scoring software and credit portfolio management solutions and (iii) software for fixed income pricing data and valuation models. Moody's operates in two reportable segments: MIS and MA.

MIS, the credit rating agency, publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide. Revenue is derived from the originators and issuers of such transactions who use MIS ratings in the distribution of their debt issues to investors.

The MA segment develops a wide range of products and services that support the risk management activities of institutional participants in global financial markets. These offerings include quantitative credit risk scores, credit processing software, economic research, analytical models, financial data, securities pricing and valuation services, and specialized consulting services. MA also distributes investor-oriented research and data developed by MIS as part of its rating process, including in-depth research on major debt issuers, industry studies, and commentary on topical credit related events.

Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007. As a result of the Reorganization, the rating agency is reported in the MIS segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities, including MKMV and sales of research produced by MIS analysts and the production and sales of other products and services, are represented in the MA segment.

As part of the Reorganization there were several realignments within the MIS LOBs. Sovereign and sub-sovereign ratings, which were previously part of financial institutions; infrastructure/utilities ratings, which were previously part of corporate finance; and project finance, which was previously part of structured finance, were combined with the public finance business to form a new LOB called public, project and infrastructure finance. In addition, real estate investment trust ratings were moved from financial institutions and corporate finance to the structured finance business. Furthermore, in August 2008 the global managed investments ratings group, previously part of the structured finance business, was combined with the financial institutions business.

Within MA, various aspects of the legacy MIS research business and MKMV business were combined to form the subscriptions, software and consulting businesses. The subscriptions business includes credit and economic research, data and analytical models that are sold on a subscription basis; the software business includes license and maintenance fees for credit risk, securities pricing and valuation software products; and the consulting business includes professional services and credit training associated with risk modeling, credit scorecard development, and other specialized analytical projects, as well as credit education services that are typically sold on a per-engagement basis. Subscription services are typically sold for an initial 12-month term, with renewal features for subsequent annual periods.

The following is a discussion of the results of operations of these segments, excluding the intersegment royalty revenue for MIS and expense charged to MA for the rights to use and distribute content, data and products developed by MIS. Additionally, overhead costs and corporate expenses of the Company are allocated to each segment based on a revenue-split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resource, information technology and legal.

In addition to its reported results, Moody's has included in this MD&A certain adjusted results that the SEC defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's performance. These non-GAAP financial measures relate to Legacy Tax Matters and adjustments made to the Company's 2007 Restructuring Plan, further described in Note 17 and Note 10, respectively, to the Company's consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current presentation.

CRITICAL ACCOUNTING ESTIMATES

Moody's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, contingencies, goodwill and intangible assets, pension and other post-retirement benefits and stock-based compensation. Actual results may differ from these estimates under different assumptions or conditions. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that are uncertain at the time the accounting estimates are made and changes to those estimates could have a material impact on the Company's consolidated results of operations or financial condition.

Revenue Recognition

In recognizing revenue related to ratings, MIS uses judgments to allocate billed revenue between the initial assignment of ratings and the future monitoring of ratings in cases where MIS does not charge ongoing monitoring fees for a particular issuer. These judgments are not dependent on the outcome of future uncertainties, but rather relate to allocating revenue across accounting periods. In such cases, MIS defers portions of rating fees that it estimates will be attributed to future monitoring activities and recognizes the deferred revenue ratably over the estimated monitoring periods.

The portion of the revenue to be deferred is based upon a number of factors, including the estimated fair market value of the monitoring services charged for similar securities or issuers. The monitoring period over which the deferred revenue will be recognized is determined based on factors such as the estimated lives of the rated securities. Currently, the estimated monitoring periods range from one to ten years. At December 31, 2008, 2007 and 2006, deferred revenue included approximately $48 million, $54 million and $47 million, respectively, related to such monitoring fees.

Additionally, in the case of commercial mortgage-backed securities, derivatives, international residential mortgage-backed and asset-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods, ranging from three to 51 years, which are based on the expected lives of the rated securities at December 31, 2008. At December 31, 2008, 2007 and 2006, deferred revenue related to these securities was approximately $82 million, $86 million and $72 million, respectively.

MIS estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Revenue is accrued each quarter based on estimated amounts outstanding and is billed when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2008, 2007 and 2006, accounts receivable included approximately $34 million, $38 million and $34 million, respectively, related to accrued commercial paper revenue. Historically, MIS has not had material differences between the estimated revenue and the actual billings.

Revenue earned within the MA segment relating to the three lines of business are recognized as follows: subscription-based revenue is recognized ratably over the subscription period which is typically for an initial 12-month term with renewal features for subsequent annual periods, beginning upon delivery of the initial product; software revenue is recognized at time of delivery which is considered to have occurred upon transfer of the product master or first copy. If uncertainty exists regarding customer acceptance of the product or service, revenue is not recognized until acceptance occurs; consulting revenue is generally recognized at the time services are performed.

Certain revenue arrangements within the MA segment include multiple elements such as software licenses, maintenance, subscription fees and professional services. In these types of arrangements, the fee is allocated to the various products or services based on objective measurements of fair value; that is, generally the price charged when sold separately — or vendor-specific objective evidence.

Accounts Receivable Allowance
Moody's records provisions for estimated future adjustments to customer billings as a reduction of revenue, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Additionally, estimates of uncollectible accounts are recorded as bad debt expense and are reflected as additions to the accounts receivable allowance. Billing adjustments and uncollectible account write-offs are recorded against the allowance. Moody's evaluates its accounts receivable allowance by reviewing and assessing historical collection and adjustment experience and the current status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its analysis, Moody's adjusts its allowance as considered appropriate in the circumstances. This process involves a high degree of judgment and estimation and could involve significant dollar amounts. Accordingly, Moody's results of operations can be affected by adjustments to the allowance. Management believes that the allowance for uncollectible accounts is adequate to cover anticipated adjustments and write-offs under current conditions. However, significant changes in any of the above factors, or actual write-offs or adjustments that differ from the estimated amounts could result in amounts that are greater or less than estimates. In each of 2008, 2007 and 2006, the Company revised its provision rates for billing adjustments and uncollectible accounts to reflect its current estimate of the appropriate accounts receivable allowance.

Contingencies
Accounting for contingencies, including those matters described in the "Contingencies" section of this "MD&A", commencing on page 51 is highly subjective and requires the use of judgments and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the then current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. The Company regularly reviews contingencies and as new information becomes available may, in the future, adjust its associated liabilities. Based on its review of the latest information available, and subject to the contingencies described in Item 7. "MD&A — Contingencies", the ultimate monetary liability of the Company in connection with pending legal and tax proceedings, claims and litigation is not likely to have a material adverse effect on Moody's future reported results and financial position.

For the years ended December 31, 2008, 2007 and 2006, the provision for income taxes reflected credits of $8.7 million, $27.3 million and $2.4 million, respectively, due to changes in the Company's liabilities for Legacy Tax exposures that were assumed by Moody's in connection with its separation from Old D&B in October 2000. These tax matters are more fully described under the caption "Legacy Tax Matters" within Item 7, "MD&A".

Goodwill and Other Acquired Intangible Assets
Moody's evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment, annually as of November 30th or more frequently if impairment indicators arise in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". These impairment indicators could include significant events or circumstances that would reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. As of the 2008 impairment test, the reporting units were determined to be MIS, MA and Fermat. To test goodwill for impairment the fair value of the reporting unit is compared to its carrying value including goodwill and if the fair value exceeds its carrying value then goodwill is not impaired. If the carrying value exceeds the fair value then the implied fair value of goodwill is compared to the carrying value of goodwill. If the implied fair value exceeds the carrying value then goodwill is not impaired; otherwise, an impairment loss will be recorded by the amount the carrying value exceeds the implied fair value. The Company allocates corporate items to the carrying value of the reporting unit based on the same methodology as corporate and overhead expenses are allocated. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future operating results and cash flows of each reporting unit, which is based on internal budgets and strategic plans, expected long-term growth rates, terminal values, discount rates, determination of Moody's weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit, and an impairment charge may be necessary to reduce the carrying value of goodwill, which charge could be material to the Company's financial position and results of operations. Moody's allocates goodwill to reporting units based on the reporting unit expected to benefit from the combination. The Company evaluates its reporting units on an annual basis.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", amortizable intangible assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Restructuring

The Company has engaged, and may continue to engage, in restructuring actions, which require management to utilize significant estimates related to expenses for severance and other employee benefit costs, contract termination costs and asset impairments. If the actual amounts differ from these estimates, the amount of the restructuring charge could be impacted. For a full description of Moody's restructuring actions, refer to the "Results of Operations" section below and Note 10 to the consolidated financial statements.

Pension and Other Post-Retirement Benefits

The expenses, assets and liabilities that Moody's reports for its pension and other post-retirement benefit plans are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions include the following:

- future compensation increases, based on the Company's long-term actual experience and future outlook
- long-term return on pension plan assets, based on historical portfolio results and the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments)
- future healthcare cost trends, based on historical market data, near-term outlooks and assessments of likely long-term trends
- discount rates, based on current yields on high-grade corporate long-term bonds

The discount rate selected to measure the present value of the Company's benefit obligations as of December 31, 2008 was derived using a cash flow matching method whereby the Company compares the plans' projected payment obligations by year with the corresponding yield on the Citibank pension discount curve. The cash flows are then discounted back to their present value and an overall discount rate is determined.

Moody's major assumptions vary by plan and assumptions used are set forth in Note 11 to the consolidated financial statements. In determining these assumptions, the Company consults with outside actuaries and other advisors as deemed appropriate. While the Company believes that the assumptions used in its calculations are reasonable, differences in actual experience or changes in assumptions could have a significant effect on the expenses, assets and liabilities related to the Company's Post-Retirement Plans.

When actual plan experience differs from the assumptions used, actuarial gains or losses arise. To the extent the total outstanding gain or loss exceeds a corridor threshold as defined in SFAS No. 87, "Employers' Accounting for Pensions", and the excess is subject to amortization in annual expense over the estimated average future working lifetime of active plan participants. For Moody's Post-Retirement Plans, the total losses as of December 31, 2008 that have not been recognized in annual expense are $27.1 million, and Moody's expects to recognize in net periodic pension expense $0.8 million for the amortization of actuarial losses.

For Moody's funded pension plan, the differences between the expected long-term rate of return assumption and actual experience could also affect the net periodic pension expense. As permitted under SFAS No. 87, the Company spreads the impact of asset experience over a five-year period for purposes of calculating the market-related value of assets that is used in determining the expected return on assets' component of annual expense and in calculating the total unrecognized gain or loss subject to amortization. As of December 31, 2008, the Company has an unrecognized asset loss of $32.6 million, of which $7.6 million will be recognized in the market-related value of assets that is used to calculate the expected return on assets' component of 2010 expense.

The table below shows the estimated effect that a one percentage-point decrease in each of these assumptions will have on Moody's 2009 operating income. These effects have been calculated using the Company's current projections of 2009 expenses, assets and liabilities related to Moody's Post-Retirement Plans, which could change as updated data becomes available.

	Assumption Used for 2009	Estimated Impact on 2009 Operating Income (Decrease)/Increase
Discount Rate*	6.00%/6.25%	$(5.4)
Weighted Average Assumed Compensation Growth Rate	4.00%	$ 1.2
Assumed Long-Term Rate of Return on Pension Assets	8.35%	$(1.2)

* Discount rates of 6.00% and 6.25% are used for pension plans and other post-retirement plans, respectively.

A one percentage-point increase in assumed healthcare cost trend rates will not affect 2009 projected expenses. Based on current projections, the Company estimates that expenses related to Post-Retirement Plans will be $15.2 million in 2009 compared with $14.2 million in 2008, excluding the costs of curtailment and special termination benefits of $3.8 million in 2008. The expected expense increase in 2009 reflects the effects of lower discount rates, higher amortization of actuarial losses, and higher loss on plan assets.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of SFAS No. 123R, "Share-Based Payments". Under this pronouncement, companies are required to record compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions and estimates that the Company believes are reasonable. Some of the assumptions and estimates, such as share price volatility and expected option holding period, are based in part on Moody's experience during the period since becoming a public company, which is limited. The use of different assumptions and estimates in the Black-Scholes option pricing model could produce materially different estimated fair values for option awards and related expense.

An increase in the following assumptions would have had the following estimated effect on operating income in 2008 (dollars in millions):

	Assumption Used for 2004-2008 grants	Increase in Assumption	Estimated Impact on Operating Income in 2008 Increase/(Decrease)
Average Expected Dividend Yield	0.1% -1.9%	0.10%	$ 0.4
Average Expected Share Price Volatility	23% - 37.3%	5%	$(4.2)
Expected Option Holding Period	5.0 –6.0 years	1.0 year	$(3.4)

Income Taxes

The Company is subject to income taxes in the U.S. and various foreign jurisdictions. The Company's tax assets and liabilities are affected by the amounts charged for service provided and expenses incurred as well as other tax matters such as inter-company transactions. The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

Moody's is subject to tax audits in various jurisdictions which involve Legacy Tax and other tax matters. The Company regularly assesses the likely outcomes of such audits in order to determine the appropriateness of its FIN 48 tax liabilities. On January 1, 2007, upon the implementation of FIN 48, the Company implemented the accounting policy to classify interest related to income taxes as a component of interest expense in the Company's consolidated financial statements and to classify associated penalties, if any, as part of other non-operating expenses. Prior to the implementation of FIN 48, the Company had classified interest related to income taxes and associated penalties as components of income tax expense. In accordance with FIN 48, prior period financial statements have not been reclassified for this change.

FIN 48 requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. Upon the initial implementation of FIN 48, the Company recorded a reduction of its January 1, 2007 retained earnings of $43.3 million, which is comprised of $32.9 million of tax and accrued interest of $17.3 million ($10.4 million, net of tax). As the determination of FIN 48 liabilities and associated interest and penalties requires significant estimates to be made by the Company, there can be no assurance that the Company will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on the Company's operating results or financial condition.

Other Estimates

In addition, there are other accounting estimates within Moody's consolidated financial statements, including recoverability of deferred tax assets, anticipated dividend distributions from non-U.S. subsidiaries and valuation of investments in affiliates. Management believes the current assumptions and other considerations used to estimate amounts reflected in Moody's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Moody's consolidated financial statements, the resulting changes could have a material adverse effect on Moody's consolidated results of operations or financial condition.

See Note 2 to the consolidated financial statements for further information on significant accounting policies that impact Moody's.

OPERATING SEGMENTS

Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007. As a result of the Reorganization, the rating agency is reported in the MIS segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities, including MKMV and sales of research produced by MIS analysts and the production and sales of other products and services, are represented in the MA segment.

As part of the Reorganization there were several realignments within the MIS LOBs. Sovereign and sub-sovereign ratings, which were previously part of financial institutions; infrastructure/utilities ratings, which were previously part of corporate finance; and project finance, which was previously part of structured finance, were combined with the public finance business to form a new LOB called public, project and infrastructure finance. In addition, real estate investment trust ratings were moved from financial institutions and corporate finance to the structured finance business. Furthermore, in August 2008 the global managed investments ratings group, previously part of the structured finance business, was combined with the financial institutions business.

Within MA, various aspects of the legacy MIS research business and MKMV business were combined to form the subscriptions, software and consulting businesses. The subscriptions business includes credit and economic research, data and analytical models that are sold on a subscription basis; the software business includes license and maintenance fees for credit risk, securities pricing and valuation software products, and the consulting business includes professional services and credit training associated with risk modeling, credit scorecard development, and other specialized analytical projects, as well as credit education services that are typically sold on a per-engagement basis. Subscription services are typically sold for an initial 12-month term, with renewal features for subsequent annual periods.

The following is a discussion of the results of operations of the new segments, excluding the intersegment royalty revenue for MIS and expense charged to MA for the rights to use and distribute content, data and products developed by MIS. Additionally, overhead costs and corporate expenses of the Company, all of which were previously included in the former MIS segment, are allocated to each new segment based on a revenue-split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resource, information technology and legal.

Certain prior year amounts have been reclassified to conform to the current presentation.

RESULTS OF OPERATIONS

Year Ended December 31, 2008 compared with Year Ended December 31, 2007

Executive summary

Moody's revenue for 2008 totaled $1,755.4 million, a decrease of 22% from $2,259.0 million in 2007. Operating income was $748.2 million, down $382.8 million or 34% from $1,131.0 million in 2007. Excluding the positive impact from FX translation, global revenue and operating income declined 23% and 36%, respectively. Diluted EPS of $1.87 for 2008 included a benefit of $0.05 related to the resolution of certain Legacy Tax Matters and minor adjustments to the 2007 restructuring. Excluding the Legacy Tax Matters and impact of restructuring in both years, diluted EPS of $1.82 for 2008 decreased 27% from $2.50 for 2007.

Revenue at MIS totaled $1,204.7 million for 2008, a decrease of $575.2 million, or 32% from 2007. Excluding the positive impact from FX translation, revenue declined $591.7 million, or 33% from prior year. U.S. revenue of $645.0 million decreased $474.0 million or 42%, while non-U.S. revenue of $559.7 million decreased $101.2 million or 15% from the prior year. The public, project and infrastructure business line achieved modest growth. Due to the credit market crisis that began in mid-2007 all other MIS business lines recorded declines from the prior year, led by structured finance.

MA revenue rose to $550.7 million for 2008, up 15% from 2007 with all lines of business growing. U.S. revenue of $265.1 million for 2008 increased 9% from 2007. Non-U.S. revenue of $285.6 million increased 21% from 2007 and represented 52% of global revenue, compared to 49% a year earlier.

Total expenses for Moody's Corporation of $1,007.2 million were down $120.8 million compared to the prior year. Excluding the restructuring charge in 2007 and minor adjustments to this charge in 2008, Moody's total expenses were $68.3 million, or 6%, lower in 2008, due primarily to lower compensation costs.

Moody's Corporation

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	YEAR ENDED DECEMBER 31,		
	2008	2007	**% Change**
Revenue:			
United States	**$ 910.1**	$ 1,361.8	(33.2)%
International:			
EMEA	**603.1**	659.3	(8.5)%
Other	**242.2**	237.9	1.8%
Total International	**845.3**	897.2	(5.8)%
Total	**1,755.4**	2,259.0	(22.3)%
Expenses:			
Operating	**493.3**	584.0	(15.5)%
SG&A	**441.3**	451.1	(2.2)%
Restructuring	**(2.5)**	50.0	(105.0)%
Depreciation and amortization	**75.1**	42.9	75.1%
Total	**1,007.2**	1,128.0	(10.7)%
Operating income	**$ 748.2**	$ 1,131.0	(33.8)%
Interest (expense) income, net	**$ (52.2)**	$ (24.3)	114.8%
Other non-operating (expense) income, net	**$ 29.8**	$ 10.0	198.0%
Net income	**$ 457.6**	$ 701.5	(34.8)%

Total revenue of $1,755.4 million decreased $503.6 million from 2007, due to the significant decline in MIS partly offset by good growth in MA.

Total relationship and transaction-based revenue for Moody's in 2008 was 64% and 36%, respectively, compared to 45% and 55%, respectively in the prior year. Relationship revenue in the MIS segment represents the recurring monitoring of a rated debt obligation and/or entities that issue such obligations, as well as revenue from programs such as commercial paper, medium-term notes and shelf registrations, while transaction revenue represents the initial rating of a new debt issuance as well as other one-time fees. In the MA segment, relationship revenue represents the entire subscription-based business line and the maintenance revenue within the software line of business. Transaction revenue in MA represents the license fees for credit risk software products and revenue from the consulting line of business which offers professional services and credit training, which are typically sold on a per-engagement basis.

U.S. revenue was $910.1 million, down $451.7 million from the prior year primarily reflecting significantly reduced issuance activity due to the broader downturn in global economic activity, significant financial market volatility, worsening credit market conditions and record-high interest rate spreads.

International revenue of $845.3 million decreased $51.9 million from 2007 and accounted for 48% of global revenue compared to 40% a year ago. FX translation contributed approximately $23 million to 2008 international revenue. Issuance volumes were significantly lower across most of the EMEA and Asian markets compared to 2007.

Operating expenses were $493.3 million, down $90.7 million due primarily to lower compensation costs of $70.5 million. Incentive compensation of $30.8 million decreased $27.8 million due to weak financial performance within the MIS segment and the impact of restructuring. Salaries and wages decreased approximately $21 million primarily reflecting the effects of the 2007 restructuring. Stock-based compensation of $40.6 million declined $17.3 million due to the impact of the 2007 restructuring which resulted in higher forfeitures of awards than in the previous year. Non-compensation costs of $76.6 million decreased $20.2 million due to strong cost controls, particularly in the areas of T&E and recruiting which declined approximately $9 million and $3 million, respectively.

SG&A expenses of $441.3 million decreased $9.8 million from the prior year due to declines in both compensation and non-compensation expenses. Compensation costs decreased $4.9 million, or 2%, primarily reflecting reductions of approximately $5 million and $10 million in incentive and stock-based compensation, respectively. These decreases were partially offset by an approximate $9 million increase in salaries and wages due primarily to $6 million in senior executive severance expense recorded in the second quarter of 2008. Non-compensation expenses of $207.4 million were down $4.9 million from prior year reflecting decreases in T&E, rent and occupancy costs, and professional service fees of $4.6 million, $5.4 million and $6.8 million, respectively, partially offset by approximately $11 million of bad debt reflecting the increase in bankruptcies and collection issues, compared to less than $1 million in 2007.

The table below shows Moody's global staffing by geographic area:

	DECEMBER 31,		
	2008*	**2007**	**% Change**
United States	**2,130**	2,175	(2.1)%
International	**1,817**	1,397	30.1%
Total	**3,947**	3,572	10.5%

* reflects approximately 350 additional headcount due to acquisitions made during the year, of which approximately 290 were added in the fourth quarter.

Restructuring in 2008 reflects adjustments of previous estimates for severance and contract termination costs associated with the 2007 Restructuring Plan.

Depreciation and amortization of $75.1 million increased $32.2 million from 2007 primarily due to: an approximate $11 million impairment of certain software and database intangible assets within the MA segment, approximately $6 million of incremental depreciation reflecting the use of 7WTC for the full year of 2008, approximately $6 million of purchase accounting amortization associated with the acquisition of Fermat of which $4.5 million was a write-off of acquired in-process technology and approximately $4 million of accelerated depreciation related to the closure of the Company's New Jersey office in the second quarter of 2008.

Operating income in 2008 of $748.2 million decreased $382.8 million from the prior year reflecting the significant decline in revenue resulting in an operating margin of 42.6%, which was 750 basis points lower than the 50.1% margin in 2007. Operating income in 2007 reflected a $50.0 million restructuring charge. FX translation positively impacted operating income by approximately $28 million.

Net interest expense was $52.2 million, an increase of $27.9 million from prior year primarily due to higher debt levels and the absence in 2008 of $17.5 million of income relating to the reversal of accrued interest resulting from the resolution of a Legacy Tax Matter in the second quarter of 2007 compared to $2.3 million in 2008.

Other non-operating income was $29.8 million, up about 200% from the prior year, due primarily to FX gains of approximately $25 million recorded during the year reflecting the strengthening of the U.S. dollar and the euro to the British pound.

Moody's effective tax rate of 37.0% remained essentially flat with 37.2% in 2007. Excluding the impact of restructuring and Legacy Tax items in both years, Moody's ETR was 37.3%, down 290 bps from 40.2% in 2007, due primarily to a larger portion of consolidated taxable income being generated from outside the U.S., which is generally taxed at a lower rate than the U.S. statutory rate, and the realization of benefits available for U.S.-based manufacturing and research activities.

Net income was $457.6 million, a decrease of $243.9 million from the prior year, primarily reflecting revenue declines that outpaced cost reductions. Excluding the impact of Legacy Tax Matters and restructuring, net income of $445.3 million was $235.3 million lower than 2007. Diluted EPS was $1.87, or 28% lower than in the prior year resulting from the 35% reduction in net income, partially offset by 10% fewer diluted shares outstanding.

Segment Results

Moody's Investors Service

The table below provides a summary of revenue and operating results, followed by further analysis and commentary:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**% Change**
Revenue:			
Structured finance	**$ 411.2**	$ 873.3	(52.9)%
Corporate finance	**300.5**	411.5	(27.0)%
Financial institutions	**263.0**	274.3	(4.1)%
Public, project and infrastructure finance	**230.0**	220.8	4.2%
Total	**1,204.7**	1,779.9	(32.3)%
Expenses:			
Operating and SG&A	**636.0**	759.4	(16.2)%
Restructuring	**(1.6)**	41.3	(103.9)%
Depreciation and amortization	**33.3**	24.0	38.8%
Total	**667.7**	824.7	(19.0)%
Operating income	**$ 537.0**	$ 955.2	(43.8)%

Global MIS revenue of $1,204.7 million was down $575.2 million from 2007, reflecting the significant declines in global SFG and U.S. CFG revenue. In the U.S., revenue of $645.0 million was down $474.0 million, or 42%, due to decreases in SFG and CFG. Internationally, revenue was $559.7 million, a decline of $101.2 million, or 15%, from a year-ago, with declines in SFG and CFG, partially offset by growth in PPIF. In 2008, international revenue comprised 46% of global revenue, compared to 37% in 2007. FX contributed approximately $16 million to international revenue in 2008. The split of revenue between relationship and transaction was 51% and 49%, respectively, versus the prior year when the split was 32% relationship and 68% transaction revenue. Globally, the lower proportion of transaction revenue in 2008 was primarily due to the significant decline in new issuance due to the broader downturn in global economic activity reflected in the extreme market volatility, worsening credit market conditions and record-high interest rate spreads in the later part of the year.

Global SFG revenue decreased $462.1 million, due to declines in derivatives, CREF and RMBS of $194.5 million or 57%, $123.8 million or 69%, and $103.1 million or 58%, respectively, which together accounted for 91% of the decrease. Continued turbulence in the capital and credit markets, combined with lack of market liquidity and higher interest rate spreads, has resulted in lower loan origination and securitization which led to a significant decline in new issuance revenue. In 2008, transaction-based revenue accounted for 51% of total SFG down from 77% in the prior year. In the U.S., revenue of $190.7 million was down $370.7 million or 66%, from a year ago, led by declines in the aforementioned asset classes due to significantly reduced issuance volume. International revenue was $220.5 million, a decrease of $91.4 million or 29% from 2007, led by declines in derivatives and CREF of $48.5 million or 42%, and $41.6 million or 66%, respectively. FX translation contributed approximately $8 million to international SFG revenue in 2008.

Global CFG revenue was down $111.0 million from prior year, due to low issuance volumes particularly in the U.S. Revenue from new issuance declined approximately $121 million, or 43% from the prior year, due primarily to lower issuance in both investment-grade and speculative-grade securities, resulting from the broader downturn in global economic activity, reflected in the significant financial market volatility, worsening credit market conditions and record-high interest rate spreads in the later part of the year. Transaction-based revenue comprised 53% of global CFG revenue, compared to 68% in 2007. Revenue in the U.S. was $176.6 million, a decrease of $93.4 million, or 35%, from the prior year as revenue from bank loans and speculative-grade bond ratings declined $64.1 million or 66% and $30.6 million or 62%, respectively, and was slightly offset by $6.6 million, or 18%, of growth in revenue from monitoring fees. International revenue of $123.9 million was down $17.6 million, or 12%, from prior year comprised of declines in speculative-grade bond ratings, bank loan ratings, estimated ratings and investment-grade bond ratings of $10.4 million or 56%, $7.4 million or 67%, $4.4 million or 25%, and $3.7 million or 13%, respectively. These declines were offset by growth in monitoring fees of $5.3 million, as well as a $2.7 million increase in other CFG services such as national scale ratings and company credit assessment services. FX translation contributed approximately $3 million to international CFG revenue in 2008.

Global FIG revenue decreased $11.3 million from the prior year reflecting significant declines in issuance volumes primarily in the U.S. insurance and banking markets due to the on-going credit crisis. Revenue from new transactions accounted for 33% of total FIG in 2008, compared to 42% in the prior year. In the U.S., revenue of $117.8 million decreased $12.2 million, or 9%, from prior year, led by an $8.9 million decline in the insurance sector, specifically the property and casualty insurance industry which was down $5.0 million or 22% from 2007. International revenue of $145.2 million remained flat with prior year reflecting growth from the life insurance industry offset by declines from rating financial guarantors and the property and casualty insurance industry. FX translation contributed $5 million to international FIG revenue in 2008.

Global PPIF revenue increased $9.2 million from prior year due to growth in municipal structured products and in the project and infrastructure finance sectors of $10.3 million or 35%, and $2.5 million or 3%, respectively. Recurring revenue represented 41% of total in 2008 compared with 40% in 2007. In the U.S., revenue of $159.9 million grew $2.3 million, with increases in the aforementioned municipal structured products partially offset by declines of $6.4 million in other public finance issuance. Outside the U.S., revenue of $70.1 million was up $6.9 million, or 11%, from prior year, reflecting growth primarily within the EMEA region of $4.6 million and $2.1 million in the infrastructure finance and public finance sectors, respectively.

Operating and SG&A expenses of $636.0 million, including allocated corporate overhead costs, decreased $123.4 million, with declines in both compensation and non-compensation expenses of approximately $83 million and approximately $40 million, respectively. Incentive compensation decreased approximately $39 million primarily due to weak financial performance. Stock-based compensation decreased approximately $20 million primarily reflecting the impact of the 2007 Restructuring Plan which resulted in higher forfeitures of awards than in the previous year. Salary and benefits expense decreased approximately $24 million from prior year, reflecting the change in the mix of employees and timing of adding new hires during the year, partially offset by approximately $6 million in senior executive severance expense recorded in the second quarter of 2008. The decrease in non-compensation expenses from 2007 reflected continued strong cost controls, resulting in reductions within T&E, recruiting and marketing of $14.6 million, $3.1 million and $2.6 million, respectively. Offsetting these decreases in 2008 was an $8.1 million increase in bad debt expense compared to prior year, primarily related to bankruptcies and collection issues, including $2.3 million for Lehman Brothers and $1.7 million for issuers of structured investment vehicles.

The 2008 restructuring amount primarily reflects adjustments of previous estimates for severance and contract termination costs associated with the Restructuring Plan.

Depreciation and amortization expense increased $9.3 million primarily due to the accelerated depreciation recorded in the second quarter of 2008 relating to the Jersey City office closure and a full year of depreciation on 7WTC assets.

Operating income decreased $418.2 million from 2007 reflecting the 32% reduction in revenue outpacing the 19% decline in Operating and SG&A expenses. Excluding the impact of the 2007 restructuring and minor adjustments made in 2008 relating to this charge, operating income declined $461.1 million or 46% from the prior year. FX translation had a positive impact of approximately $17 million on MIS operating income in 2008.

Moody's Analytics

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	YEAR ENDED DECEMBER 31,		
	2008	2007	**% Change**
Revenue:			
Subscriptions	**$ 475.9**	$ 421.5	12.9%
Software	**49.2**	39.5	24.6%
Consulting	**25.6**	18.1	41.4%
Total	**550.7**	479.1	14.9%
Expenses:			
Operating and SG&A	**298.6**	275.7	8.3%
Restructuring	**(0.9)**	8.7	(110.3)%
Depreciation and amortization	**41.8**	18.9	121.2%
Total	**339.5**	303.3	11.9%
Operating income	**$ 211.2**	$ 175.8	20.1%

Global MA revenue increased $71.6 million, with 69% of the growth generated internationally, and accounted for 31% of global MCO revenue in 2008 compared to 21% in the prior year. Recurring revenue, which includes subscription and software maintenance fees, comprised 91% of the total in 2008, Compared to 92% in the prior year. In the U.S., revenue of $265.1 million increased 9%, primarily reflecting growth in subscription revenue. International revenue of $285.6 million was $49.3 million higher than in 2007, reflecting growth in all business lines, particularly the software line of business which benefited from the acquisition of Fermat. FX translation contributed approximately $7 million to international MA revenue in 2008.

Global subscription revenue, which comprises 86% of total MA in 2008, increased $54.4 million and accounted for 76% of global MA growth, reflecting continued demand from new and existing customers for credit and economic research, structured finance analytics, credit risk assessment and other offerings. U.S. revenue was $239.4 million, an increase of $20.3 million from 2007. Internationally, revenue totaled $236.5 million, an increase of $34.1 million or 17% over the prior year, with 78% of the growth generated within the EMEA region.

Global software revenue increased $9.7 million, including the positive impact of the Fermat acquisition in the fourth quarter of 2008. U.S. revenue of $20.0 million remained flat with prior year, while international revenue of $29.2 million increased $9.0 million or 45% from the prior year with growth generated from all regions.

Global consulting revenue increased $7.5 million over prior year reflecting relatively higher demand internationally for credit education, portfolio analysis, risk modeling and scorecard development services, primarily in the EMEA region.

Operating and SG&A expenses, including allocated corporate overhead costs, were $298.6, an increase of $22.9 million from the prior year due to increases in both compensation and non-compensation expenses of approximately $8 million and approximately $15 million, respectively. The increase in compensation expense primarily reflects approximately $6 million of higher incentive compensation costs due to better than expected financial performance, and a 30% increase in average headcount due to acquisitions made during the year. Non-compensation expenses of $98.0 million increased due primarily to the impact of acquisitions and a higher proportion of allocated corporate overhead expenses in 2008 compared to prior year based on the revenue-split methodology, as well as the absence in 2008 of a $2.5 million sales tax benefit received in the second quarter of 2007.

The 2008 restructuring amount primarily reflects adjustments of previous estimates for severance and contract termination costs associated with the Restructuring Plan.

The increase in depreciation and amortization of $22.9 million compared to 2007 is primarily due to the approximate $11 million impairment of certain software and database intangible assets and amortization of approximately $6 million related to the Fermat acquisition, including a $4.5 million write-off of acquired in-process technology.

Operating income increased $35.4 million from 2007, reflecting strong revenue growth and an approximate $10 million positive impact from FX translation.

Year Ended December 31, 2007 compared with December 31, 2006

Executive Summary

Revenue for 2007 totaled $2,259.0 million, an increase of 11% from $2,037.1 million in 2006. Operating income for 2007 was $1,131.0 million and included a restructuring charge of $50.0 million. Diluted EPS of $2.58 for the full year 2007 included a $0.19 per share benefit from the settlement of a Legacy Tax Matter in the second quarter of 2007 and an $0.11 per share charge related to restructuring actions. Excluding the 2007 restructuring charge and the $160.6 million gain on building sale in 2006, operating income of $1,181.0 for 2007 grew 7% from $1,098.9 million in 2006. Excluding the adjustments listed above and the impact of Legacy Tax Matters in both years, diluted EPS for 2007 were $2.50, 11% higher than $2.25 in 2006.

Revenue at MIS totaled $1,779.9 million in 2007, an increase of $140.1 million, or 9%, from the prior year period. Currency translation had a positive impact on these results. Each of the global ratings business lines achieved year-over year revenue growth, led by double-digit growth in corporate finance and financial institutions. Finally, revenue at MA for 2007 totaled $479.1 million an increase of $81.8 million, or 20.6% from the prior year, reflecting strong growth in the subscriptions line of business.

Moody's Corporation

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	YEAR ENDED DECEMBER 31,		
	2007	**2006**	**% Change**
Revenue:			
United States	**$ 1,361.8**	$ 1,277.8	6.6%
International:			
EMEA	**659.3**	543.9	21.2%
Other	**237.9**	215.4	10.4%
Total International	**897.2**	759.3	18.2%
Total	**2,259.0**	2,037.1	10.9%
Expenses:			
Operating	**584.0**	539.4	8.3%
SG&A	**451.1**	359.3	25.5%
Restructuring	**50.0**	—	NM
Gain on sale of building	—	(160.6)	NM
Depreciation and amortization	**42.9**	39.5	8.6%
Total	**1,128.0**	777.6	45.1%
Operating income	**$ 1,131.0**	$ 1,259.5	(10.2)%
Interest expense (income), net	**$ (24.3)**	$ 3.0	NM
Other non-operating expense (income)	**$ 10.0**	$ (2.0)	NM
Net income	**$ 701.5**	$ 753.9	(7.0)%

Moody's revenue for 2007 totaled $2,259.0 million, an increase of $221.9 million from $2,037.1 million for the same period in 2006. The main contributors to this growth were from the CFG line of business within MIS and from MA. Revenue from MA contributed 37% of the Company's year-over-year growth, driven primarily by the subscriptions line of businesses.

Revenue in the U.S. was $1,361.8 million in 2007, an increase of $84.0 million, or 7%, from $1,277.8 million in 2006. International revenue was $897.2 million in 2007, an increase of $137.9 million, or 18.2%, from $759.3 million in 2006. FX translation accounted for approximately $39 million of international revenue growth in 2007.

During the fourth quarter of 2007, the Company committed to a Restructuring Plan in response to the Company's reorganization and a decline in current and anticipated issuance of rated debt securities in some market sectors, as more fully described in the notes to the consolidated financial statements. A restructuring charge of $50.0 million was recorded in 2007, which consisted of $45.9 million of expenses relating to severance and other employee benefit costs, and $4.1 million for contract termination costs.

Moody's operating and SG&A expenses of $1,035.1 million in 2007 were $136.4 million higher than 2006. Compensation and benefits continue to be Moody's largest expense, accounting for approximately 70% of total Operating and SG&A expenses, representing approximately $77 million in growth from prior year. Moody's average global staffing of approximately 3,500 employees during the year ended December 31, 2007 was approximately 13% higher than during 2006. This increase reflects the impact of hiring from late 2006 and the first half of 2007 to support business growth mainly in the U.S., Asian and European ratings businesses offset by a partial completion of the workforce reductions relating to the restructuring actions implemented in the fourth quarter of 2007. The table below shows Moody's global staffing by geographic area.

	DECEMBER 31,		
	2007	**2006**	**% Change**
United States	**2,175**	2,155	0.9%
International	**1,397**	1,195	16.9%
Total	**3,572**	3,350	6.6%

Operating expenses were $584.0 million in 2007, an increase of $44.6 million, or 8.3%, from $539.4 million in 2006. Compensation and benefits expense comprised approximately 77% of the growth, reflecting normal salary increases coupled with higher staffing levels compared to prior year, partially offset by lower incentive compensation. The staffing level increase reflects hiring in the first half of 2007 to support business growth, primarily in the international ratings businesses, where head count increased by approximately 14% over 2006. Non-compensation expenses of $96.8 million increased $10.2 million, primarily from higher professional service costs associated with technology investments.

SG&A expenses were $451.1 million in 2007, an increase of $91.8 million, or 25.5%, from $359.3 million in 2006. Compensation expense of $238.8 million increased $46.5 million, or 24.2%, from 2006 reflecting increased staffing levels in the corporate compliance and technology support functions coupled with the increase in stock-based compensation. Non-compensation expense of $212.3 million was up $45.3 million, or 27.1%, over 2006 due to higher rent and occupancy costs of $39.3 million, or 88.2%, over 2006 primarily related to the Company's relocation to its new corporate headquarters at 7WTC and an increase in professional service costs of $21.6 million relating to technology investment spending and legal matters.

Operating income in 2007 includes a $50.0 million restructuring charge consisting of $45.9 million of expenses relating to severance and other employee benefit costs and $4.1 million for contract termination costs, as further discussed in Note 10 to the consolidated financial statements.

Operating income of $1,131.0 million decreased $128.5 million, or 10.2%, from $1,259.5 million in 2006, which reflected a $160.6 million gain on building sale and approximately $21 million of FX translation gains in 2007. Moody's operating margin for 2007 was 50.1% compared to 61.8% in 2006. The restructuring charge in 2007 decreased the 2007 margin by approximately 220 bps while the gain on building sale increased the 2006 margin by approximately 790 bps.

Interest and other non-operating (expense) income, net was $(14.3) million in 2007 compared with $1.0 million in 2006. Interest expense on borrowings was $40.7 million and $15.2 million for the years ended December 31, 2007 and 2006, respectively. The increase was due to borrowings under the Company's credit facilities, the issuance of the $300.0 million Series 2007-1 Notes in September 2007, and issuance under the Company's commercial paper program, which was established in October 2007. Interest expense on FIN 48 and other tax liabilities was $21.5 million in 2007. In 2006, before FIN 48 became effective, interest on tax liabilities was reported as part of income tax expense, net of federal tax benefit. Included in 2007 was a $17.5 million reduction of accrued interest expense and a $14.4 million increase in other non-operating income relating to the resolution of a certain Legacy Tax Matter more fully described in "Contingencies — Legacy Contingencies", below. Interest income earned on short-term investments and invested cash balances were $19.3 million and $18.2 million for the years ended December 31, 2007 and 2006, respectively. FX gains (losses) were immaterial in both 2007 and 2006.

Moody's Effective Tax Rate was 37.2% in 2007 compared to 40.2% in 2006. The 2007 and 2006 ETRs included benefits of $27.3 million and $2.4 million, respectively, related to Legacy Tax Matters. Additionally in 2007, there was a $14.4 million increase in other non-operating income, which was not taxable, related to Legacy Tax Matters. These matters favorably impacted the Company's 2007 and 2006 ETR by approximately 295 bps and 30 bps, respectively.

Net income was $701.5 million in 2007, a decrease of $52.4 million, or 7.0%, from $753.9 million in 2006. Diluted EPS was $2.58 in both 2007 and 2006. Excluding the restructuring charge in 2007, the gain on building sale in 2006 and Legacy Tax adjustments in both years, net income increased $21.8 million, or 3.3%, and diluted EPS increased $0.25, or 11.1%, to $2.50 per share.

Segment Results

Moody's Investors Service

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	YEAR ENDED DECEMBER 31,		
	2007	**2006**	**% Change**
Revenue:			
Structured finance	**$ 873.3**	$ 872.6	0.1%
Corporate finance	**411.5**	335.9	22.5%
Financial institutions	**274.3**	233.1	17.7%
Public, project and infrastructure finance	**220.8**	198.2	11.4%
Total	**1,779.9**	1,639.8	8.6%
Expenses:			
Operating and SG&A	**759.4**	666.1	14.0%
Restructuring	**41.3**	—	NM
Depreciation and amortization	**24.0**	17.3	38.7%
Total	**824.7**	683.4	20.7%
Operating income	**$ 955.2**	$ 956.4	(0.1)%

Revenue at MIS in 2007 was $1,779.9 million, up $140.1 million, from $1,639.8 million in 2006. Global CFG, FIG and the PPIF business increased $75.6 million, $41.2 million, and $22.6 million, respectively.

Global SFG revenue was $873.3 million for 2007, flat with $872.6 million in 2006. Revenue of $561.5 million in the U.S. decreased $36.2 million, or 6%, in a mixed year where strong growth in the first half of 2007, largely from credit derivatives and CREF was offset in the second half of 2007 by declining revenue in the RMBS, derivatives and CREF as a result of credit market turmoil which reduced ratable issuance volume. Outside the U.S., revenue of $311.8 million increased $36.9 million, or 13%, reflecting strong growth from derivatives and RMBS of $19.8 million and $12.3 million, respectively, mostly in EMEA.

Global CFG revenue totaled $411.5 million in 2007, an increase of 75.6 million from 2006. Revenue in the U.S. increased $45.3 million, or 20.2%, primarily due to increased leveraged loan activities and growth in investment-grade bond issuance. International revenue of $141.5 million increased $30.3 million, or 27.2%, largely driven by growth in European bond issuance.

Global FIG revenue was $274.3 million, up $41.2 million from $233.1 million in 2006. Revenue in the U.S. increased $19.6 million, or 18%, principally due to strong performance within the banking and insurance sectors driven by debt refinancing and funding for share repurchases. International revenue of $144.3 million grew $21.6 million, or 18%, from prior year mainly due to increased corporate bond issuance activity and a significant number of new ratings mandates both within the European banking sector.

Global PPIF revenue was $220.8 million, an increase of $22.6 million from 2006. Revenue from project and infrastructure finance of $76.1 million showed the strongest growth with an increase of $13.5 million, or 21.6%, over 2006, mostly from within the United States. Revenue of $115.2 million from the public finance sector, including U.S. public finance, sovereign and sub-sovereign, increased $6.1 million, or 6%, over prior year driven by growth in combined issuance and new money issuance.

Operating and SG&A expenses, including allocated corporate overhead costs, were $759.4 million, an increase of $93.3 million from $666.1 million in 2006. Compensation and benefits expense was the largest contributor to the year-over-year growth reflecting increased staffing internationally to support business growth, as well as additional head count in the corporate compliance group. Stock-based compensation expense increased year-over-year primarily due to the higher Black-Scholes value of the 2007 equity grants compared to prior years. Non-compensation expenses in 2007 included an increase in allocated expenses such as increased rent and occupancy costs related to the Company's relocation to its new corporate headquarters at 7WTC and increases in professional service costs primarily due to information technology investment spending and legal matters.

Operating income of $955.2 million in 2007 was flat compared to 2006. Excluding the $41.3 million restructuring charge, 2007 operating income of $996.5 million increased $40.1 million, or 4.2%, from $956.4 million in 2006.

Moody's Analytics

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	YEAR ENDED DECEMBER 31,		
	2007	**2006**	**% Change**
Revenue:			
Subscriptions	$ **421.5**	$ 347.5	21.3%
Software	**39.5**	36.3	8.9%
Consulting	**18.1**	13.5	34.1%
Total	**479.1**	397.3	20.6%
Expenses:			
Operating and SG&A	**275.7**	232.6	18.5%
Restructuring	**8.7**	—	NM
Depreciation and amortization	**18.9**	22.2	(14.9%)
Total	**303.3**	254.8	19.0%
Operating income	$ **175.8**	$ 142.5	23.4%

Revenue for MA was $479.1 million, an increase of $81.8 million from 2006. U.S. revenue of $242.8 million increased $38.1 million, or 18.6%, and international revenue increased $43.7 million, or 22.7%, with 90.3% of the growth from within the EMEA region.

Revenue from subscription products of $421.5 million was up $74.0 million compared to 2006, reflecting continued demand from new and existing customers for credit and economic research, structured finance analytics and other offerings. Software revenue of $39.5 million increased $3.2 million from $36.3 million in 2006 primarily from additional license and maintenance fees for credit decisioning and analysis products. Revenue from consulting services grew $4.6 million due to increased demand for credit education, risk modeling and scorecard development among customers seeking to implement sophisticated risk management processes and comply with regulatory requirements.

Operating and SG&A expenses in 2007 including allocated corporate overhead costs were $275.7 million, an increase of $43.1 million from 2006. The increase is a primarily a result of additional compensation due to head count growth of 8% and higher sales commission expense resulting from better than expected revenue growth over 2006. It also reflected an increase in allocated expenses due to increased rent and occupancy costs related to the Company's relocation to its new corporate headquarters at 7WTC and increases in professional service costs primarily due to information technology investment spending and legal matters.

MA's operating income of $175.8 million in 2007 increased $33.3 million from $142.5 million in 2006. Operating income included an $8.7 million restructuring charge in 2007. Excluding the restructuring charge, 2007 operating income of $184.5 million increased $42.0 million, or 29.5%, from $142.5 million in 2006.

Market Risk

Moody's maintains operations in 28 countries outside the U.S. In 2008, approximately 42% and 47% of the Company's revenue billed and expenses incurred, respectively, were in currencies other than the U.S. dollar, principally in the GBP and the euro. As such, the Company is exposed to market risk from changes in FX rates.

As of December 31, 2008, approximately 34% of Moody's assets were located outside the United States. Moody's aggregate cash and cash equivalents of $245.9 million at December 31, 2008, consisted of approximately $152 million, which was located outside the U.S., making the Company susceptible to fluctuations in FX rates. Additionally, all of Moody's aggregate short-term investments of $7.1 million were located outside the United States. The effects of changes in the value of foreign currencies relative to the U.S. dollar on assets and liabilities of non-U.S. operations with non-U.S. functional currencies are charged or credited to the cumulative translation adjustment account in the statement of shareholders' equity (deficit).

Moody's cash equivalents consist of investments in high-quality investment-grade securities within and outside the U.S. with maturities of three months or less when purchased. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper. Short-term investments primarily consist of certificates of deposit and high quality investment-grade corporate bonds in Korea. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer.

A portion of the Company's future billings and related revenue is exposed to market risk associated with changes in FX rates primarily related to the euro and GBP. Under the Company's current FX hedging program, the Company hedges a portion of FX currency risk for the purpose of reducing volatility in the Company's cash flows related to future euro and GBP billings and related revenue. FX options and forwards are currently utilized to hedge these exposures and have maturities between one and 14 months. As of December 2008 all FX derivative contracts were set to expire at various times through February 2010 and were deemed to be highly effective under SFAS No. 133 and related accounting pronouncements. No credit losses are anticipated as the counterparties to these agreements are major financial institutions. The fair value of the Company's outstanding FX derivative contracts was recorded within other current assets in the consolidated balance sheets and consisted of the following notional amounts:

	DECEMBER 31,	
	2008	**2007**
Notional amount of Currency Pair:		
GBP/USD	**£ 7.4 million**	£ 7.9 million
EUR/USD	**€12.9 million**	€16.7 million
EUR/GBP	**€24.3 million**	€61.5 million
Fair value of derivative asset	**$ 4.9 million**	$ 2.3 million

Unrealized gains or losses are recorded in AOCI and, once realized, the gains or losses will be recognized as an adjustment to revenue when the billings are recognized in revenue.

A sensitivity analysis has been prepared to estimate the exposure to fluctuations in the FX rates on Moody's FX options. A hypothetical 10% favorable change in the overall option currency portfolio would result in a gain of approximately $3.5 million as of December 31, 2008. The maximum loss related to an adverse change in the option currency portfolio would be $3.1 million.

As a result of the 2008 Term Loan completed on May 7, 2008, the Company entered into interest rate swaps with a total notional amount of $150.0 million to protect against fluctuations in the LIBOR-based variable interest rate. These swaps are adjusted to fair market value based on prevailing interest rates at the end of each reporting period and fluctuations are recorded into AOCI, while net interest payments are recorded in the statement of operations. At December 31, 2008 the fair value of the interest rate swaps was $10.7 million and is recorded in other liabilities in the Company's consolidated balance sheet. The objective of interest rate risk management is to reduce the funding cost and volatility to the Company and to alter the interest rate exposure to the desired risk profile. Moody's uses interest rate swaps as deemed necessary to assist in accomplishing this objective.

A sensitivity analysis has been prepared to estimate the exposure to fluctuations in the short-term LIBOR on Moody's interest expense relating to the 2008 Term Loan, assuming the interest rate swap was not in place. A hypothetical change of one-percent in the LIBOR would result in an impact on annual interest expense of approximately $1.5 million.

Liquidity and Capital Resources

Cash Flow

The Company is currently financing its operations, capital expenditures and share repurchases through cash flow from operations and from financing activities. The Company had net borrowings of $316.3 million during the year ended December 31, 2008.

The following is a summary of the change in the Company's cash flows followed by a brief discussion of these changes:

	YEAR ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,		
	2008	**2007**	**$ Change**	**2007**	**2006**	**$ Change**
Net cash provided by operating activities	**$ 534.7**	$ 984.0	$(449.3)	**$ 984.0**	$ 752.5	$ 231.5
Net cash (used in) provided by investing activities	**$(319.3)**	$(124.7)	$(194.6)	**$(124.7)**	$ 116.1	$(240.8)
Net cash used in financing activities	**$(344.8)**	$(861.5)	$ 516.7	**$(861.5)**	$(965.2)	$ 103.7

Net cash provided by operating activities

Year ended December 31, 2008 compared to the year ended December 31, 2007

The following changes in non-cash and other one-time items impacted cash provided by operating activities in 2008 compared to 2007, relative to net income:

- A $27.0 million decrease in stock-based compensation expense primarily reflecting the 2007 restructuring actions;
- A $32.2 million increase in depreciation and amortization expense due primarily to an approximate $11 million impairment of certain software and database intangibles within the MA segment, approximately $6 million relating to the acquisition of Fermat including a $4.5 million write-off of acquired in-process technology, approximately $6 million reflecting the use of 7WTC for the full year of 2008 and approximately $4 million of accelerated depreciation resulting from the closure of the Company's New Jersey office in the second quarter of 2008;
- A $44.7 million decrease in Excess Tax Benefits due to fewer stock option exercises;
- A $44.5 million decrease of an accrual for Legacy Tax Matters in 2007 compared to 2008;
- A $59.1 million decrease in deferred income taxes due to lower restructuring, tenant allowances, and deferred revenue in 2008.

The $449.3 million reduction of net cash flows provided by operating activities was primarily attributed to a decrease in net income of $243.9 million, adjusted for the non-cash and other one-time items discussed above, and the following changes in assets and liabilities:

- A decrease in accounts payable and accrued liabilities of $172.3 million, comprised of approximately $111 million of accrued taxes relating to lower pre-tax income and the timing of payments and approximately $30 million related to lower annual incentive compensation accruals reflecting weak financial performance;
- A decrease in deferred revenue of $70.2 million as a result of lower billings reflecting the weak credit market conditions;
- A decrease of $62.9 million in the restructuring liability relating to payments made during the year and other minor adjustments;
- A decrease in the growth of deferred rent of $46.5 million due primarily to a tenant allowance received in 2007 relating to 7WTC;
- An increase of approximately $33 million for a deposit returned from the IRS in March 2008 in connection with a Legacy Tax Matter.
- A $61.1 million decrease in UTBs and other non-current tax liabilities due primarily to the implementation of FIN 48 in 2007;

Year ended December 31, 2007 compared to the year ended December 31, 2006

The following changes in non-cash and other one-time items impacted cash provided by operating activities in 2007 compared to 2006, relative to net income:

- A $51.0 million decrease in Excess Tax Benefits due to fewer stock option exercises;
- A $52.3 million decrease to an accrual relating to the favorable resolution of a Legacy Tax Matter in the second quarter of 2007;
- A $160.6 million gain on sale of the Company's former headquarters building in 2006;
- A $13.1 million increase in stock-based compensation expense due to higher staffing levels in 2007 and a higher Black-Scholes value in 2007 compared to 2006;

The $231.5 million increase in net cash flows provided by operating activities was primarily attributed to the change in net income, adjusted for the non-cash and other one-time items discussed above, and the following changes in assets and liabilities:

- A $79.1 million decrease due to a 7% reduction in the accounts receivable balance in 2007 compared to 2006 when the balance increased by 13%;
- A $67.2 million increase in other current assets primarily for approximately $40 million of prepaid state income taxes and an $8.5 million receivable from the IRS for a Legacy Tax Matter;
- A positive impact from decreases in other assets, primarily relating to an approximate $40 million deposit made in the first quarter of 2006 with the IRS relating to Amortization Expense Deductions, as discussed in Note 17 to the consolidated financial statements;

- An $87.5 million negative impact due to the decrease in accounts payable and accrued liabilities relating to $76.5 million lower accrued income taxes and approximately $27 million lower accrued incentive compensation ;
- A $33.1 million increase to the 2007 restructuring liability;
- An $83.0 million increase of UTBs and other non-current tax liabilities due to the implementation of FIN 48 in 2007;
- A $46.9 million increase in the deferred rent liability due primarily to a tenant allowance received in 2007 relating to 7WTC;

Net cash (used in) provided by investing activities

Year ended December 31, 2008 compared to the year ended December 31, 2007

The $194.6 million increase in net cash used in investing activities was primarily attributed to:

- A $237.0 million increase in net cash used resulting from the 2008 acquisitions of Fermat, BQuotes, Financial Projections Limited and Enb Consulting;
- A $55.9 million decrease of net cash provided by short-term investments in 2008 following the liquidation of a majority of the portfolio in 2007 to finance share repurchases and other operational activities,

Partially offset by:

- A $97.4 million decrease in capital additions resulting from reduced 7WTC build-out activity in 2008 compared to 2007.

Year ended December 31, 2007 compared to the year ended December 31, 2006

The $240.8 million increase in net cash used in investing activities was primarily attributed to:

- A $150.7 million increase in capital additions resulting from the build-out of 7WTC;
- A $163.9 million increase due to cash proceeds received in 2006 related to the sale of the Company's former headquarters building,

Partially offset by:

- A $34.8 million decrease in cash paid for acquisitions relating to the investment in CCXI and purchase of Wall Street Analytics, Inc in 2006;
- A $39.0 million net increase of net cash provided by short-term investments related to the liquidation of a majority of the portfolio in 2007 to finance share repurchases and other operational and investing activities.

Net cash used in financing activities

Year ended December 31, 2008 compared to the year ended December 31, 2007

The $516.7 million decrease in net cash flows used in financing activities was primarily attributed to:

- A $1,145.5 million decrease in treasury shares repurchased in 2008 compared to 2007,
- A $44.7 million decrease in Excess Tax Benefits due to fewer stock option exercises;

Partially offset by:

- A $381.1 million net increase in short-term borrowings under the Company's CP program and revolving credit facilities, the proceeds of which were used to fund share repurchases and other operational and investing activities;
- A $150.0 million increase in long-term debt resulting from the issuance of the 2008 Term Loan compared to $300.0 million received in 2007 from the issuance of the Series 2007-1 Notes.

Year ended December 31, 2007 compared to the year ended December 31, 2006

The $103.7 million decrease in net cash flows used in financing activities was primarily attributed to:

- A $547.4 million net increase in short-term borrowings under the Company's CP program and revolving credit facilities, the proceeds of which were used to fund share repurchases and other operational and investing activities;
- A $300.0 million increase in long-term debt resulting from the issuance of the Series 2007-1 Notes in the third quarter of 2007,

Partially offset by:

- A $644.8 million increase in treasury shares repurchased in 2007 compared to 2006.

Future Cash Requirements

The Company believes that it has the financial resources needed to meet its cash requirements and expects to have positive operating cash flow for the next twelve months. Cash requirements for periods beyond the next twelve months will depend, among other things, on the Company's profitability and its ability to manage working capital requirements. The Company may also borrow from various sources.

The Company remains committed to using its strong cash flow to create value for shareholders in a manner consistent with maintaining sufficient liquidity, by investing in growing areas of the business, reinvesting in ratings quality initiatives, making selective acquisitions in related business, repurchasing stock and paying a modest dividend. As a result of current market conditions, in the near-term Moody's will maintain its dividend and curtail share repurchase activity. As of December 31, 2008 Moody's had $1.4 billion of share repurchase authority remaining under its current program, which does not have an established expiration.

At December 31, 2008 the Company had total borrowings from its CP Program and 2007 Facility of $104.7 million and $613.0 million, respectively, the proceeds of which were or will be used to support the build-out of 7WTC and Canary Wharf, share repurchases, acquisitions and other operational and investing activities. At December 31, 2008, Moody's had $1.5 billion of outstanding debt with $300 million of additional debt capacity available.

On October 20, 2006, the Company entered into an operating lease agreement with 7 World Trade Center, LLC for 589,945 square-feet of an office building located at 7WTC at 250 Greenwich Street, New York, New York, which is serving as Moody's new headquarters. The 7WTC Lease has an initial term of approximately 21 years with a total of 20 years of renewal options. The total base rent of the 7WTC Lease over its initial 21-year term is approximately $536 million including rent credits from the World Trade Center Rent Reduction Program promulgated by the Empire State Development Corporation. On March 28, 2007, the 7WTC lease agreement was amended for the Company to lease an additional 78,568 square feet at 7WTC. The additional base rent is approximately $106 million over a 20-year term. The total remaining lease payments as of December 31, 2008, including the aforementioned rent credits, are approximately $612 million.

On October 24, 2007, the Company announced a restructuring plan that would reduce global head count, terminate certain technology contracts and consolidate certain corporate functions in response to both the Company's Reorganization announced on August 7, 2007 as well as a decline in current and anticipated issuance of rated debt securities in some market sectors. Included in the $50.0 million restructuring charge reported in 2007 is $7.0 million of non-cash settlements relating to pension curtailments and stock-based compensation award modifications for certain terminated employees. At December 31, 2008, the remaining cash payments were $11.4 million of which $3.3 million is expected to be paid during 2009. The remaining liability of $8.1 million relates to payments that will be made in connection with the Company's unfunded pension plans for which payments will commence when the affected employees reach retirement age beginning in 2009 and continue in accordance with plan provisions. The amount to be paid in 2009 relating to these pension liabilities is approximately $2 million.

On February 6, 2008, the Company entered into a 17.5 year operating lease agreement to occupy six floors of an office tower located in the Canary Wharf section of London, England. The total base rent of the Canary Wharf Lease over its 17.5-year term is approximately 134 million GBPs, and the Company will begin making base rent payments in 2011. In addition to the base rent payments the Company will be obligated to pay certain customary amounts for its share of operating expenses and tax obligation. The Company expects to incur approximately 41 million GBP of costs to build out the floors to its specifications of which, approximately 33 million GBP is expected to be incurred over the next twelve months.

The Company will be required to make a contribution in the later half of 2010 to its qualified Defined Benefit Pension Plan of between approximately $10 million to $15 million. The contribution will be dependent on the 2009 plan asset returns as well as the actuarial determination of plan liabilities.

The Company also intends to use a portion of its cash flow to pay dividends. On December 16, 2008, the Board approved the declaration of a quarterly dividend of $0.10 per share of Moody's common stock, payable on March 10, 2009 to shareholders of record at the close of business on February 20, 2009. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board.

In addition, the Company will from time to time consider cash outlays for acquisitions of, or investments in, complementary businesses, products, services and technologies. The Company may also be required to make future cash outlays to pay to New D&B its share of potential liabilities related to the Legacy Tax Matters that are discussed in this MD&A under "Contingencies". These potential cash outlays could be material and might affect liquidity requirements, and they could cause the Company to pursue additional financing. There can be no assurance that financing to meet cash requirements will be available in amounts or on terms acceptable to the Company, if at all.

Indebtedness

The following table summarizes total indebtedness:

	DECEMBER 31,	
	2008	**2007**
2007 Facility	**$ 613.0**	$ —
Commercial paper, net of unamortized discount of $0.3 million at 2008 and $0.7 million at 2007	**104.7**	551.9
Notes payable:		
Series 2005-1 Notes	**300.0**	300.0
Series 2007-1 Notes	**300.0**	300.0
2008 Term Loan	**150.0**	—
Total Debt	**1,467.7**	1,151.9
Current portion	**(717.7)**	(551.9)
Total long-term debt	**$ 750.0**	$ 600.0

2007 Facility

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility, expiring in September 2012. The 2007 Facility will serve, in part, to support the Company's CP Program described below. Interest on borrowings is payable at rates that are based on LIBOR plus a premium that can range from 16.0 to 40.0 basis points of the outstanding borrowing amount depending on the Debt/EBITDA ratio. The Company also pays quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility can range from 4.0 to 10.0 basis points of the facility amount, depending on the Company's Debt/EBITDA ratio. The Company also pays a utilization fee of 5.0 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50% of the total facility. The weighted average interest rate on borrowings outstanding as of December 31, 2008 was 1.47%. The 2007 Facility contains certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contains financial covenants that, among other things, require the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

Commercial Paper

On October 3, 2007, the Company entered into a private placement commercial paper program under which the Company may issue CP notes up to a maximum amount of $1.0 billion. Amounts available under the CP Program may be re-borrowed. The CP Program is supported by the Company's 2007 Facility. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at rates that will vary based upon market conditions at the time of issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the LIBOR; (e) prime rate; (f) treasury rate; or (g) such other base rate as may be specified in a supplement to the private placement agreement. The weighted average interest rate on CP borrowings outstanding was 2.08% and 5.13% as of December 31, 2008 and 2007, respectively. The CP Program contains certain events of default including, among other things: non-payment of principal, interest or fees; violation of covenants; invalidity of any loan document; material judgments; and bankruptcy and insolvency events, subject in certain instances to cure periods.

Notes Payable

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 pursuant to the 2007 Agreement. The Series 2007-1 Notes have a ten-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7 of each year. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. The 2007 Agreement contains covenants that limit the ability of the Company, and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its Debt/EBITDA ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On September 30, 2005, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes pursuant to the 2005 Agreement. The Series 2005-1 Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. The proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% senior notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity, such prepayment will be subject to a Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

2008 Term Loan

On May 7, 2008, Moody's entered into a five-year, $150.0 million senior unsecured term loan with several lenders. Proceeds from the loan were used to pay off a portion of the CP outstanding. Interest on borrowings under the 2008 Term Loan is payable quarterly at rates that are based on LIBOR plus a margin that can range from 125 basis points to 175 basis points depending on the Company's Debt/EBITDA ratio. The outstanding borrowings shall amortize beginning in 2010 in accordance with the schedule of payments set forth in the 2008 Term Loan outlined in the table below.

The 2008 Term Loan contains restrictive covenants that, among other things, restrict the ability of the Company to engage, or to permit its subsidiaries to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur, or permit its subsidiaries to incur, liens, in each case, subject to certain exceptions and limitations. The 2008 Term Loan also limits the amount of debt that subsidiaries of the Company may incur. In addition, the 2008 Term Loan contains a financial covenant that requires the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

The principal payments due on the 2008 Term Loan through its maturity are as follows:

YEAR ENDING DECEMBER 31,	
2010	$ 3.8
2011	11.3
2012	71.2
2013	63.7
Total	$150.0

Also on May 7, 2008, the Company entered into interest rate swaps with a total notional amount of $150.0 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan. Fair market value adjustments are recorded into other comprehensive income at the end of each period, while net interest payments are recorded in the statement of operations. At December 31, 2008, the fair value of the interest rate swap was $10.7 million and is recorded in other liabilities in the Company's consolidated balance sheet.

Interest (expense) income, net

The following table summarizes the components of interest as presented in the consolidated statements of operations:

	YEAR ENDED DECEMBER 31,		
	2008	2007	2006
Income	**$ 18.1**	$ 19.3	$ 18.2
Expense on borrowings	**(60.0)**	(40.7)	(15.2)
FIN 48 and other tax related interest	**(13.7)**	(21.5)	—
Reversal of accrued interest [(a)]	**2.3**	17.5	—
Interest capitalized	**1.1**	1.1	—
Total	**$ (52.2)**	$ (24.3)	$ 3.0
Interest paid	**$ 59.5**	$ 32.5	$ 14.9

(a) Represents a reduction of accrued interest related to the favorable resolution of Legacy Tax Matters, further discussed in Note 17 to the consolidated financial statements.

At December 31, 2008, the Company was in compliance with all covenants contained within all of the debt agreements. In addition to the covenants described above, the 2007 Facility, the 2005 Agreement, the 2007 Agreement and the 2008 Term Loan contain cross default provisions whereby default under one of the aforementioned debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those instruments to be immediately due and payable.

Management may consider pursuing additional long-term financing when it is appropriate in light of cash requirements for operations, share repurchase and other strategic opportunities, which would result in higher financing costs.

Off-Balance Sheet Arrangements

At December 31, 2008 and 2007, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose or variable interest entities where Moody's is the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Contractual Obligations

The following table presents payments due under the Company's contractual obligations as of December 31, 2008:

		PAYMENTS DUE BY PERIOD			
(in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Indebtedness [(1)]	$1,761.9	$ 757.8	$ 94.2	$ 207.3	$ 702.6
Operating lease obligations	929.2	60.3	101.2	100.7	667.0
Purchase obligations [(2)]	139.8	71.1	42.0	23.8	2.9
Pension obligations [(3)]	71.2	1.7	16.2	7.1	46.2
Capital lease obligations	2.7	1.4	1.3	—	—
Total [(4)]	$2,904.8	$ 892.3	$ 254.9	$ 338.9	$ 1,418.7

(1) Reflects principal payments, related interest and applicable fees due on the 2008 Term Loan, the Series 2005-1 Notes, the Series 2007-1 Notes, borrowings under the CP Program and the 2007 Facility, as described in Note 14 to the consolidated financial statements.

(2) Includes amounts contractually committed to for the fit-out of the Canary Wharf Lease.

(3) Reflects projected benefit payments for the next ten years relating to the Company's unfunded Post-Retirement Benefit Plans described in Note 11 to the consolidated financial statements.

(4) The table above does not include the Company's net long-term tax liabilities of $141.7 million and $51.5 million relating to FIN 48 and Legacy Tax Matters, respectively, since the expected cash outflow of such amounts by period cannot be reasonably estimated.

2009 Outlook

Moody's outlook for 2009 is based on assumptions about many macroeconomic and capital market factors, including interest rates, corporate profitability and business investment spending, merger and acquisition activity, consumer borrowing and securitization, and the impact of government-sponsored economic stabilization initiatives. There is an important degree of uncertainty surrounding these assumptions and, if actual conditions differ from these assumptions, Moody's results for the year may differ materially from current outlook.

For Moody's overall, the Company expects full-year 2009 revenue to decline in the low single-digit percent range. This outlook assumes foreign currency translation in 2009 at current rates. Although Moody's has a solid base of recurring revenue, the Company anticipates issuance-based revenue to reflect generally weak conditions throughout 2009, with any broad improvement in market liquidity and issuance expected to be modest and to occur later in the year. Full-year 2009 operating expenses are expected to increase in the mid single-digit percent range. Moody's expects the full-year 2009 operating margin will be in the mid-to high-thirties percent range, due to lower ratings revenue and higher comparable expenses. The Company projects diluted EPS for full-year 2009 in the range of $1.40 to $1.50.

For the global MIS business, the Company expects revenue for the full-year 2009 to decline in the high single-digit percent range, both in the U.S. and internationally. Structured finance revenue for full-year 2009 is expected to decrease in the high-teens to low-twenties percent range, reflecting continued declines across all asset classes. Corporate finance revenue for full-year 2009 is expected to decrease in the mid- to high single-digit percent range, with weakness most pronounced in speculative-grade issuance and bank loans. Revenue from financial institutions and public, project and infrastructure finance ratings for full-year 2009 is expected to be about flat with full-year 2008.

For MA, the Company expects full-year 2009 revenue growth in the mid single-digit percent range. Moody's expects strong revenue growth in the software and consulting businesses to offset a revenue decline in the subscription business in the low single-digit percent range. Within the U.S., the Company projects MA revenue to be about flat with full-year 2008. Outside the U.S. the Company expects MA revenue to increase in the low double-digit percent range.

Recently Issued Accounting Pronouncements

Adopted:

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115". SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to measure many financial instruments and certain other items at fair value on an instrument by instrument basis with changes in fair value recognized in earnings each reporting period. Items eligible for fair-value election include recognized financial assets and liabilities such as equity-method investments and investments in equity securities that do not have readily determinable fair values, written loan commitments, and certain warranties and insurance contracts where a warrantor or insurer is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, the election must be applied to individual instruments with certain restrictions, is irrevocable and must be applied to an entire instrument. Any upfront costs and fees related to the item elected for fair value must be recognized in earnings and cannot be deferred. At the implementation date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the implementation of SFAS No. 159, changes in fair value will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and was implemented by the Company as of January 1, 2008. The implementation did not have an effect on the Company's consolidated financial condition, results of operations, and cash flows.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3 ("FSP 157-3"), Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance and the implementation did not have a material effect on the Company's consolidated financial condition, results of operations, and cash flows.

Not Yet Adopted:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted to be measured at fair value by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2), which partially defers the effective date of SFAS No. 157 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Company has implemented the deferral provisions of FSP FAS 157-2 and as a result has partially implemented the provisions of SFAS No. 157 as of January 1, 2008. The partial implementation of SFAS No. 157 did not have a material impact on the Company's consolidated financial position and results of operations in 2008. The Company will apply, as of January 1, 2009, the provisions of SFAS No. 157 to its non financial assets and liabilities initially measured at fair value in a business combination and not subsequently remeasured at fair value, non financial assets and liabilities measured at fair value for a goodwill impairment assessment, non-financial long-lived assets measured at fair value for an asset impairment assessment, and asset retirement obligations initially measured at fair value. The Company does not expect the implementation of this standard to have a material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners and requires that a non-controlling interest in a subsidiary be reported as equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. The adoption of this standard will have an immaterial impact on the presentation of minority interest in the consolidated balance sheet and statement of operations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141R extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. SFAS 141R also expands disclosure requirements to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. While SFAS No. 141R applies only to business combinations consummated on or after its effective date, its amendments to SFAS No. 109 with respect to deferred tax valuation allowances and liabilities for income tax uncertainties are required to be applied to all deferred tax valuation allowances and liabilities for income tax uncertainties that existed and recognized in prior business combinations or that arise as a result of the prior business combinations. The implementation of SFAS No.141R is not expected to impact the Company's consolidated financial statements for prior periods.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures in tabular format about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company plans to implement the provisions of SFAS No. 161 as of January 1, 2009 and does not expect the implementation to have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the implementation of SFAS No. 162 to have a material effect on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"). EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. EITF 08-6 is effective in fiscal years beginning on or after December 15, 2008 and was adopted by the Company as of January 1, 2009. The implementation of EITF 08-6 did not have a material effect on the Company's consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132R-1"). FSP FAS 132R-1 expands the disclosures set forth in SFAS No. 132R by adding required disclosures about how investment allocation decisions are made by management, major categories of plan assets, and significant concentrations of risk. Additionally, FSP FAS 132R-1 requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. FSP FAS 132R-1 intends to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan and the new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009. The Company is currently evaluating the potential impact, if any, of the implementation of FSP FAS 132R-1 on its consolidated financial statements.

Contingencies

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

As a result of recent events in the U.S. subprime residential mortgage sector and the credit markets more broadly, various legislative, regulatory and enforcement entities around the world are investigating or evaluating the role of rating agencies in the U.S. subprime mortgage-backed securitization market and structured finance markets more generally. Moody's has received subpoenas and inquiries from states attorneys general and other governmental authorities and is cooperating with such investigations and inquiries. Moody's is also cooperating with a review by the SEC relating to errors in the model used by MIS to rate certain constant-proportion debt obligations. In addition, the Company is facing market participant litigation relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased in the current economic environment.

On June 27, 2008, the Brockton Contributory Retirement System, a purported shareholder of the Company's securities, filed a purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York. The plaintiff asserts various causes of action relating to the named defendants' oversight of MIS's ratings of RMBS and constant-proportion debt obligations, and their participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. The plaintiff seeks compensatory damages, restitution, disgorgement of profits and other equitable relief. On July 2, 2008, Thomas R. Flynn, a purported shareholder of the Company's securities, filed a similar purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York, asserting similar claims and seeking the same relief. The cases have been consolidated and plaintiffs filed an amended consolidated complaint in November 2008. The Company removed the consolidated action to the United States District Court for the Southern District of New York in December 2008. In January 2009, the plaintiffs moved to remand the case to the Supreme Court of the State of New York. The Company will oppose remand and expects to move to dismiss the amended consolidated complaint upon resolution of the remand motion. On October 30, 2008, the Louisiana Municipal Police Employees Retirement System, a purported shareholder of the Company's securities, also filed a shareholder derivative complaint on behalf of the Company against its directors and certain officers, and the Company as a nominal defendant, in the U.S. District Court for the Southern District of New York. This complaint too asserts various causes of action relating to the Company's ratings of RMBS, CDO and constant-proportion debt obligations, and named defendants' participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. On December 9, 2008, Rena Nadoff, a purported shareholder of the company, filed a shareholder derivative complaint on behalf of the Company against its directors and its CEO, and the company as a nominal defendant, in the Supreme Court of the State of New York. The complaint asserts a claim for breach of fiduciary duty in connection with alleged overrating of asset-backed securities and underrating of municipal securities.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the U.S. District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled *In re Moody's Corporation Securities Litigation* in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims, sustaining others and granting plaintiffs leave to amend their complaint by March 18, 2009.

For claims, litigation and proceedings not related to income taxes, where it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has recorded liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. For income tax matters, the Company employs the prescribed methodology of FIN 48 implemented as of January 1, 2007 which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

The Company cannot predict the ultimate impact that any of the legislative, regulatory, enforcement or litigation matters may have on how its business is conducted and thus its competitive position, financial position or results of operations. Based on its review of the latest information available, in the opinion of management, the ultimate monetary liability of the Company for the pending matters referred to above (other than the Legacy Tax Matters that are discussed below) is not likely to have a material adverse effect on the Company's consolidated financial position, although it is possible that the effect could be material to the Company's consolidated results of operations for an individual reporting period.

Legacy Tax Matters

Moody's continues to have exposure to certain Legacy Tax Matters. The following description of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Legacy Tax Matters.

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated and Nielsen Media Research, Inc. In September 2000, Old D&B separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to Legacy Tax Matters.

Settlement agreements were executed with the IRS in 2005 regarding Legacy Tax Matters for the years 1989-1990 and 1993-1996. As of December 31, 2008, the Company continues to carry a liability of $1.8 million with respect to these matters. With respect to these settlement agreements, Moody's and New D&B believe that IMS Health and NMR did not pay their full share of the liability to the IRS pursuant to the terms of the applicable separation agreements among the parties. Moody's and New D&B paid these amounts to the IRS on their behalf, and attempted to resolve this dispute with IMS Health and NMR. As a result, Moody's and New D&B commenced arbitration proceedings against IMS Health and NMR in connection with the 1989-1990 matter. This matter was resolved during the third quarter of 2008 in favor of Moody's and New D&B, resulting in IMS Health and NMR having paid a total of $6.7 million to Moody's. Moody's and New D&B may also commence an arbitration proceeding to collect amounts owed by IMS Health and NMR with respect to the 1993-1996 matter. Moody's cannot predict the outcome of this matter with any certainty.

Amortization Expense Deductions
This Legacy Tax Matter, which was affected by developments in June 2007 and 2008 as further described below, involves a partnership transaction which resulted in amortization expense deductions on the tax returns of Old D&B since 1997. IRS audits of Old D&B's and New D&B's tax returns for the years 1997 through 2002 concluded in June 2007 without any disallowance of the amortization expense deductions, or any other adjustments to income related to this partnership transaction. These audits resulted in the IRS issuing the Notices for other tax issues for the 1997-2000 years aggregating $9.5 million in tax and penalties, plus statutory interest of approximately $6 million, which should be apportioned among Moody's, New D&B, IMS Health and NMR pursuant to the terms of the applicable separation agreements. Moody's share of this assessment was $6.6 million including interest, net of tax. In November 2007, the IRS assessed the tax and penalties and used a portion of the deposit discussed below to satisfy the assessment, together with interest. The Company believes it has meritorious grounds to challenge the IRS's actions and is evaluating its alternatives to recover these amounts. The absence of any tax deficiencies in the Notices for the amortization expense deductions for the years 1997 through 2002, combined with the expiration of the statute of limitations for 1997 through 2002, for issues not assessed, resulted in Moody's recording an earnings benefit of $52.3 million in the second quarter of 2007. This is comprised of two components, as follows: (i) a reversal of a tax liability of $27.3 million related to the period from 1997 through the Distribution Date, reducing the provision for income taxes; and (ii) a reduction of accrued interest expense of $17.5 million ($10.6 million, net of tax) and an increase in other non-operating income of $14.4 million, relating to amounts due to New D&B. In June 2008, the statute of limitations for New D&B relating to the 2003 tax year expired. As a result, in the second quarter of 2008, Moody's recorded a reduction of accrued interest expense of $2.3 million ($1.4 million, net of tax) and an increase in other non-operating income of $6.4 million, relating to amounts due to New D&B.

On the Distribution Date, New D&B paid Moody's $55.0 million for 50% of certain anticipated future tax benefits of New D&B through 2012. It is possible that IRS audits of New D&B for tax years after 2003 could result in income adjustments with respect to the amortization expense deductions of this partnership transaction. In the event these tax benefits are not claimed or otherwise not realized by New D&B, or there is an audit adjustment, Moody's would be required, pursuant to the terms of the 2000 Distribution Agreement, to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits and its share of any tax liability that New D&B incurs. As of December 31, 2008, Moody's liability with respect to this matter totaled $48.7 million.

In March 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies with respect to the 1997 through 2002 tax years. In July 2007, New D&B and Moody's commenced procedures to recover approximately $57 million of these deposits ($24.6 million for New D&B and $31.9 million for Moody's), which represents the excess of the original deposits over the total of the deficiencies asserted in the Notices. As noted above, in November 2007 the IRS used $7.9 million of Moody's portion of the deposit to satisfy an assessment and related interest. Additionally, in the first quarter of 2008 the IRS returned to Moody's $33.1 million in connection with this matter, which includes $3.0 million of interest. In July 2008, the IRS paid Moody's the remaining $1.8 million balance of the original deposit, and in September 2008 the IRS paid Moody's $0.2 million of interest on that balance.

At December 31, 2008, Moody's has recorded liabilities for Legacy Tax Matters totaling $51.5 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

Forward-Looking Statements
Certain statements contained in this annual report on Form 10-K are forward-looking statements and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this annual report on Form 10-K, including in the sections entitled "Outlook" and "Contingencies" under Item 7. "MD&A", commencing on page 27 of this annual report on Form 10-K, under "Legal Proceedings" in Part I, Item 3, of this Form 10-K, and elsewhere in the context of statements containing the words "believe", "expect", "anticipate", "intend", "plan", "will", "predict", "potential", "continue", "strategy", "aspire", "target", "forecast", "project", "estimate", "should", "could", "may" and similar expressions or words and variations thereof relating to the Company's views on future events, trends and contingencies. Stockholders and investors are cautioned not to place undue reliance on these forward-

looking statements. The forward-looking statements and other information are made as of the date of this annual report on Form 10-K, and the Company undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying examples of factors, risks and uncertainties that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors, risks and uncertainties include, but are not limited to, the current world-wide credit market disruptions and economic slowdown, which is affecting and could continue to affect the volume of debt and other securities issued in domestic and/or global capital markets; other matters that could affect the volume of debt and other securities issued in domestic and/or global capital markets, including credit quality concerns, changes in interest rates and other volatility in the financial markets; the uncertain effectiveness and possible collateral consequences of U.S. and foreign government initiatives to respond to the economic slowdown; concerns in the marketplace affecting our credibility or otherwise affecting market perceptions of the integrity or utility of independent agency ratings; the introduction of competing products or technologies by other companies; pricing pressure from competitors and/or customers; the impact of regulation as a nationally recognized statistical rating organization and the potential for new U.S., state and local legislation and regulations; the potential for increased competition and regulation in foreign jurisdictions; exposure to litigation related to our rating opinions, as well as any other litigation to which the Company may be subject from time to time; the possible loss of key; failures or malfunctions of our operations and infrastructure; the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives; the outcome of those Legacy Tax Matters and legal contingencies that relate to the Company, its predecessors and their affiliated companies for which Moody's has assumed portions of the financial responsibility; the ability of the Company to successfully integrate acquired businesses; and a decline in the demand for credit risk management tools by financial institutions. These factors, risks and uncertainties as well as other risks and uncertainties that could cause Moody's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail under "Risk Factors" in Part I, Item 1A of this annual report on Form 10-K, elsewhere in this Form 10-K and in other filings made by the Company from time to time with the SEC or in materials incorporated herein or therein. Stockholders and investors are cautioned that the occurrence of any of these factors, risks and uncertainties may cause the Company's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements, which could have a material and adverse effect on the Company's business, results of operations and financial condition. New factors may emerge from time to time, and it is not possible for the Company to predict new factors, nor can the Company assess the potential effect of any new factors on it.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information in response to this Item is set forth under the caption "Market Risk" in Part II, Item 7 on page 41 of this annual report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS

Index to Financial Statements

Schedules are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moody's Corporation is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Moody's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Moody's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has undertaken an assessment of the design and operational effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The COSO framework is based upon five integrated components of control: risk assessment, control activities, control environment, information and communications and ongoing monitoring.

Based on the assessment performed, management has concluded that Moody's maintained effective internal control over financial reporting as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Moody's Corporation:

We have audited the accompanying consolidated balance sheet of Moody's Corporation (the Company) as of December 31, 2008, and the related consolidated statements of operations, cash flows and shareholders' deficit, for the year then ended. We also have audited Moody's Corporation's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Moody's Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our integrated audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moody's Corporation as of December 31, 2008, and the related consolidated statements of operations, cash flows and shareholders' deficit for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Moody's Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by COSO.

/s/ KPMG LLP

KPMG LLP
New York, New York

February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Moody's Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2007 and the related consolidated statements of operations, shareholders' equity and cash flows for each of two years in the period ended December 31, 2007 present fairly, in all material respects, the financial position of Moody's Corporation and its subsidiaries at December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for uncertainty in income taxes as of January 1, 2007 and the manner in which it accounts for defined benefit pension and other post-retirement plans as of December 31, 2006.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York

February 28, 2008, except for the effects of the change in the composition of reportable segments as discussed in Note 18 as to which the date is February 27, 2009

Consolidated Statements of Operations

(AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Revenue	**$1,755.4**	$2,259.0	$2,037.1
Expenses			
Operating	**493.3**	584.0	539.4
Selling, general and administrative	**441.3**	451.1	359.3
Restructuring	**(2.5)**	50.0	—
Depreciation and amortization	**75.1**	42.9	39.5
Gain on sale of building	—	—	(160.6)
Total expenses	**1,007.2**	1,128.0	777.6
Operating income	**748.2**	1,131.0	1,259.5
Interest income (expense), net	**(52.2)**	(24.3)	3.0
Other non-operating income (expense), net	**29.8**	10.0	(2.0)
Non-operating income (expense), net	**(22.4)**	(14.3)	1.0
Income before provision for income taxes	**725.8**	1,116.7	1,260.5
Provision for income taxes	**268.2**	415.2	506.6
Net income	**$ 457.6**	$ 701.5	$ 753.9
Earnings per share			
Basic	**$ 1.89**	$ 2.63	$ 2.65
Diluted	**$ 1.87**	$ 2.58	$ 2.58
Weighted average shares outstanding			
Basic	**242.4**	266.4	284.2
Diluted	**245.3**	272.2	291.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(AMOUNTS IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

	DECEMBER 31,	
	2008	**2007**
Assets		
Current assets:		
Cash and cash equivalents	**$ 245.9**	$ 426.3
Short-term investments	**7.1**	14.7
Accounts receivable, net of allowances of $23.9 in 2008 and $16.2 in 2007	**421.8**	443.6
Deferred tax assets, net	**26.5**	13.1
Other current assets	**107.8**	91.4
Total current assets	**809.1**	989.1
Property and equipment, net	**247.7**	214.6
Goodwill	**338.0**	179.9
Intangible assets, net	**114.0**	56.9
Deferred tax assets, net	**220.1**	166.3
Other assets	**44.5**	107.8
Total assets	**$ 1,773.4**	$ 1,714.6
Liabilities and shareholders' deficit		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 240.4**	$ 371.3
Commercial paper	**104.7**	551.9
Revolving credit facility	**613.0**	—
Deferred revenue	**435.0**	426.0
Total current liabilities	**1,393.1**	1,349.2
Non-current portion of deferred revenue	**114.8**	121.1
Long-term debt	**750.0**	600.0
Deferred tax liabilities, net	**19.0**	—
Unrecognized tax benefits	**185.1**	156.1
Other liabilities	**305.8**	271.8
Total liabilities	**2,767.8**	2,498.2
Commitments and contingencies (Notes 16 and 17)		
Shareholders' deficit:		
Preferred stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Series common stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock, par value $.01 per share; 1,000,000,000 shares authorized; 342,902,272 shares issued at December 31, 2008 and 2007	**3.4**	3.4
Capital surplus	**392.7**	387.9
Retained earnings	**3,023.2**	2,661.1
Treasury stock, at cost; 107,757,537 and 91,495,426 shares of common stock at December 31, 2008 and 2007, respectively	**(4,361.6)**	(3,851.6)
Accumulated other comprehensive (loss) income	**(52.1)**	15.6
Total shareholders' deficit	**(994.4)**	(783.6)
Total liabilities and shareholders' deficit	**$ 1,773.4**	$ 1,714.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(AMOUNTS IN MILLIONS)

	YEAR ENDED DECEMBER 31,		
	2008	2007	2006
Cash flows from operating activities			
Net income	**$ 457.6**	$ 701.5	$ 753.9
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	**75.1**	42.9	39.5
Stock-based compensation expense	**63.2**	90.2	77.1
Non-cash portion of restructuring charge	**—**	7.0	—
Deferred income taxes	**(17.3)**	(76.4)	(27.2)
Excess tax benefits from exercise of stock options	**(7.5)**	(52.2)	(103.2)
Legacy Tax Matters	**(7.8)**	(52.3)	—
Gain on sale of building	**—**	—	(160.6)
Other	**—**	—	1.2
Changes in assets and liabilities:			
Accounts receivable	**26.2**	36.7	(42.4)
Other current assets	**(23.1)**	(58.3)	8.9
Other assets and prepaid pension costs	**26.0**	15.5	(40.0)
Accounts payable and accrued liabilities	**(118.4)**	53.9	141.4
Restructuring liability	**(29.8)**	33.1	—
Deferred revenue	**9.0**	79.2	80.2
Unrecognized tax benefits and other non-current tax liabilities	**30.8**	91.9	8.9
Deferred rent	**6.6**	53.1	6.2
Other liabilities	**44.1**	18.2	8.6
Net cash provided by operating activities	**534.7**	984.0	752.5
Cash flows from investing activities			
Capital additions	**(84.4)**	(181.8)	(31.1)
Purchases of Short-term investments	**(10.3)**	(191.4)	(414.0)
Sales and maturities of Short-term investments	**15.9**	252.9	436.5
Net proceeds from sale of building	**—**	—	163.9
Cash paid for acquisitions and investment in affiliates, net of cash acquired	**(241.4)**	(4.4)	(39.2)
Insurance recovery	**0.9**	—	—
Net cash (used in) provided by investing activities	**(319.3)**	(124.7)	116.1
Cash flows from financing activities			
Borrowings under revolving credit facilities	**4,266.2**	1,000.0	—
Repayments of borrowings under revolving credit facilities	**(3,653.2)**	(1,000.0)	—
Issuance of commercial paper	**11,522.7**	6,684.1	—
Repayment of commercial paper	**(11,969.4)**	(6,136.7)	—
Issuance of long term debt	**150.0**	300.0	—
Net proceeds from stock plans	**23.5**	65.9	105.3
Excess tax benefits from exercise of stock options	**7.5**	52.2	103.2
Cost of treasury shares repurchased	**(592.9)**	(1,738.4)	(1,093.6)
Payment of dividends	**(96.8)**	(85.2)	(79.5)
Payments under capital lease obligations	**(1.7)**	(2.0)	(0.6)
Debt issuance costs and related fees	**(0.7)**	(1.4)	—
Net cash used in financing activities	**(344.8)**	(861.5)	(965.2)
Effect of exchange rate changes on cash and cash equivalents	**(51.0)**	20.4	18.7
Increase (decrease) in cash and cash equivalents	**(180.4)**	18.2	(77.9)
Cash and cash equivalents, beginning of the period	**426.3**	408.1	486.0
Cash and cash equivalents, end of the period	**$ 245.9**	$ 426.3	$ 408.1

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Deficit)

(AMOUNTS IN MILLIONS)

	COMMON STOCK				TREASURY STOCK		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	COMPREHENSIVE INCOME (LOSS)
	Shares	**Amount**	**Capital Surplus**	**Retained Earnings**	**Shares**	**Amount**			
Balance at December 31, 2005	342.9	$ 3.4	$ 240.9	$ 1,419.2	(52.6)	$(1,353.2)	$ (0.9)	$ 309.4	
Net income				753.9				753.9	$ 753.9
Dividends				(81.7)				(81.7)	
Proceeds from stock plans, including excess tax benefits			209.0					209.0	
Stock-based compensation			77.3					77.3	
Net treasury stock activity			(181.5)		(11.7)	(911.5)		(1,093.0)	
Currency translation adjustment							11.4	11.4	11.4
Additional minimum pension liability (net of tax of $0.7 million)							1.0	1.0	1.0
Amounts eliminated related to additional minimum pension liability upon the implementation of SFAS No. 158 (net of tax of $1.8 million)							2.5	2.5	
Actuarial losses and prior service costs recognized upon the implementation of SFAS No. 158 (net of tax of $16.3 million)							(22.5)	(22.5)	
Unrealized loss on cash flow hedges							0.1	0.1	0.1
Comprehensive income									$ 766.4
Balance at December 31, 2006	342.9	$ 3.4	$ 345.7	$ 2,091.4	(64.3)	$(2,264.7)	$ (8.4)	$ 167.4	
Net income				701.5				701.5	701.5
Dividends				(88.4)				(88.4)	
Amounts recognized upon implementation of FIN 48				(43.4)				(43.4)	
Proceeds from stock plans, including excess tax benefits			92.0					92.0	
Stock-based compensation			94.6					94.6	
Net treasury stock activity			(144.4)		(27.2)	(1,586.9)		(1,731.3)	
Currency translation adjustment (net of tax of $5.5 million)							12.9	12.9	12.9
Net actuarial gains and prior service costs (net of tax of $5.9 million)							7.8	7.8	7.8
Amortization and recognition of prior service cost and actuarial losses (net of tax of $2.5 million)							3.4	3.4	3.4
Unrealized loss on cash flow hedges							(0.1)	(0.1)	(0.1)
Comprehensive income									$ 725.5

(continued on next page)

Consolidated Statements of Shareholders' Equity (Deficit) (continued)

(AMOUNTS IN MILLIONS)

	COMMON STOCK				TREASURY STOCK		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	COMPREHENSIVE INCOME (LOSS)
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount			
Balance at December 31, 2007	342.9	$ 3.4	$ 387.9	$ 2,661.1	(91.5)	$ (3,851.6)	$ 15.6	$ (783.6)	
Net income				457.6				457.6	$ 457.6
Dividends				(95.5)				(95.5)	
Proceeds from stock plans, including excess tax benefits			8.1					8.1	
Stock-based compensation			63.2					63.2	
Net treasury stock activity			(66.5)		(16.3)	(510.0)		(576.5)	
Currency translation adjustment (net of tax of $12.1 million)							(37.8)	(37.8)	(37.8)
Net actuarial losses and prior service costs (net of tax of $18.0 million)							(26.7)	(26.7)	(26.7)
Amortization and recognition of prior service cost and actuarial losses (net of tax of $0.8 million)							0.9	0.9	0.9
Net unrealized loss on cash flow hedges (net of tax of $2.1 million)							(4.1)	(4.1)	(4.1)
Comprehensive income									$ 389.9
Balance at December 31, 2008	342.9	$ 3.4	$ 392.7	$ 3,023.2	(107.8)	$ (4,361.6)	$ (52.1)	$ (994.4)	

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(TABULAR DOLLAR AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE 1 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Moody's is a provider of (i) credit ratings and related research, data and analytical tools, (ii) quantitative credit risk measures, risk scoring software, and credit portfolio management solutions and (iii) beginning in January 2008, securities pricing software and valuation models. In 2007 and prior years, Moody's operated in two reportable segments: Moody's Investors Service and Moody's KMV. Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007. As a result of the Reorganization, the rating agency remains in the MIS operating company and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities, including MKMV and sales of MIS research, are now combined under a new operating company known as Moody's Analytics. Moody's now reports in two new reportable segments: MIS and MA. The MIS segment publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide. Revenue is derived from the originators and issuers of such transactions who use MIS's ratings to support the distribution of their debt issues to investors. The MA segment develops a wide range of products and services that support the credit risk management activities of institutional participants in global financial markets. These offerings include quantitative credit risk scores, credit processing software, economic research, analytical models, financial data, securities pricing software and valuation models, and specialized consulting services. MA also distributes investor-oriented research and data developed by MIS as part of its rating process, including in-depth research on major debt issuers, industry studies, and commentary on topical events.

The Company operated as part of Old D&B until September 30, 2000, when Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B. At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company. The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services and was renamed Moody's Corporation. For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a distribution agreement, tax allocation agreement and employee benefits agreement.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly-owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies for which the Company has significant influence over operating and financial policies but not a controlling interest are accounted for on an equity basis. Investments in companies for which the Company does not have the ability to exercise significant influence are carried on the cost basis of accounting.

The Company applies the guidelines set forth in Financial Accounting Standards Board Interpretation No. 46R "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" in assessing its interests in variable interest entities to decide whether to consolidate that entity. The Company has reviewed the potential variable interest entities and determined that there are no consolidation requirements under FIN 46R.

Cash and Cash Equivalents

Cash equivalents principally consist of investments in money market mutual funds and high-grade commercial paper with maturities of three months or less when purchased. Interest income on cash and cash equivalents and short-term investments was $12.2 million, $19.3 million and $18.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, typically three to 20 years for computer equipment and office furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred. Gains and losses on disposals of property and equipment are reflected in the consolidated statements of operations.

Computer Software

Costs for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". These costs primarily relate to the development of credit processing software and quantitative credit risk assessment products sold by the MA segment, to be licensed to customers and generally consist of professional services provided by third parties and compensation costs of employees that develop the software. The Company amortizes these assets based on the greater of either (i) a ratio of current product revenue to estimated total product revenue or (ii) the straight-line basis over the useful life. Amortization expense for all such software for the year ended December 31, 2008, 2007 and 2006 was $0.2 million, $1.7 million and $6.0 million, respectively. In accordance with SFAS No. 86, the Company assesses the recoverability of these assets at each period end date.

The Company capitalizes costs related to software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs of third-party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives, generally three to seven years. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets

Finite-lived intangible assets and other long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the related asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. Goodwill is tested for impairment, at the reporting unit level, annually on November 30th or more frequently if events or circumstances indicate the assets may be impaired, in accordance with the provisions of SFAS No. 142. If the estimated fair value is less than its carrying amount, a loss is recognized.

Rent Expense

The Company records rent expense on straight-line basis over the life of the lease. In cases where there is a free rent period or future fixed rent escalations the Company will record a deferred rent liability. Additionally, the receipt of any lease incentives will be recorded as a deferred rent liability which will be amortized over the lease term as a reduction of rent expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of SFAS No. 123R. Under this pronouncement, companies are required to record compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. The Company has also established a pool of additional paid-in capital related to the tax effects of employee share-based compensation ("APIC Pool"), which is available to absorb tax deficiencies recognized in accordance with FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" which provides for an alternative transition method for establishing the beginning balance of the APIC Pool.

Derivative Instruments and Hedging Activities

Based on the Company's risk management policy, from time to time the Company may use derivative financial instruments to reduce exposure to changes in foreign currencies and interest rates. The Company does not enter into derivative financial instruments for speculative purposes. The Company accounts for derivative financial instruments and hedging activities in accordance with SFAS No.133, as amended and interpreted, which requires that all derivative financial instruments be recorded on the balance sheet at their respective fair values. The changes in the value of derivatives that qualify as fair value hedges are recorded currently into earnings. Changes in the derivative's fair value that qualify as cash flow hedges are recorded as other comprehensive income or loss, to the extent the hedge is effective, and such amounts are reclassified to earnings in the same period or periods during which the hedged transaction affects income.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition". As such, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided and accepted by the customer, fees are determinable and the collection of resulting receivables is considered probable. If uncertainty exists regarding customer acceptance of the product or service, revenue is not recognized until acceptance occurs.

In the MIS segment, revenue attributed to initial ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized over the period in which the monitoring is performed. In most areas of the ratings business, MIS charges issuers annual monitoring fees and amortizes such fees ratably over the related one-year period. In the case of commercial mortgage-backed securities, derivatives, international residential mortgage-backed and asset-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods, ranging from three to 51 years, which are based on the expected lives of the rated securities as of December 31, 2008.

In areas where MIS does not separately charge monitoring fees, it defers portions of the rating fees that it estimates will be attributed to future monitoring activities and recognizes such fees ratably over the applicable estimated monitoring period. The portion of the revenue to be deferred is based upon a number of factors, including the estimated fair market value of the monitoring services charged for similar securities or issuers. The estimated monitoring period is determined based on factors such as the lives of the rated securities. Currently, the estimated monitoring periods range from one to ten years.

In the MA segment, revenue from sales of research products and from credit risk management subscription products is recognized ratably over the related subscription period, which is principally one year, beginning upon delivery of the initial product. Revenue from licenses of credit processing software is recognized in accordance with SOP 97-2, at the time the product master or first copy is delivered or transferred to customers. Related software maintenance revenue is recognized ratably over the annual maintenance period. Revenue from professional services rendered within the consulting line of business is generally recognized as the services are performed.

Certain revenue arrangements within the MA segment include multiple elements such as software licenses, maintenance, subscription fees and professional services. In these types of arrangements, the fee is allocated to the various products or services based on objective measurements of fair value; that is, generally the price charged when sold separately – or vendor-specific objective evidence. Revenue is recognized for each element based upon the conditions for revenue recognition noted above unless objective evidence of fair value is not available for an undelivered element. If the fair value is not available for an undelivered element, the revenue for all elements is deferred. The deferred revenue will be recognized when MA has delivered the elements that do not have fair value or the fair value becomes readily determinable.

Amounts billed or received in advance of providing the related products or services are reflected in revenue when earned and are classified in accounts payable and accrued liabilities in the consolidated financial statements, as are customer overpayments and other credits. In addition, the consolidated balance sheets reflect as current deferred revenue amounts that are expected to be recognized within one year of the balance sheet date, and as non-current deferred revenue amounts that are expected to be recognized over periods greater than one year. The majority of the balance in non-current deferred revenue relates to fees for future monitoring of CMBS.

In 2008, 2007 and 2006, no single customer accounted for 10% or more of total revenue.

Accounts Receivable Allowances

Moody's records provisions for estimated future adjustments to customer billings as a reduction of revenue, based on historical experience and current conditions. Such provisions are reflected as additions to the accounts receivable allowance. Additionally, estimates of uncollectible accounts are recorded as bad debt expense and are reflected as additions to the accounts receivable allowance. Billing adjustments and uncollectible account write-offs are recorded against the allowance. Moody's evaluates its accounts receivable allowance by reviewing and assessing historical collection and adjustment experience and the current status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its analysis, Moody's adjusts its allowance as considered appropriate in the circumstances.

Operating Expenses

Operating expenses are charged to income as incurred. These expenses include costs associated with the development and production of the Company's products and services and their delivery to customers. These expenses principally include employee compensation and benefits and travel costs that are incurred in connection with these activities.

Restructuring
The Company's restructuring accounting follows the provisions of: SFAS No. 112 for severance relating to employee terminations, SFAS No. 88 for pension settlements and curtailments, and SFAS No. 146 for contract termination costs and other exit activities.

Selling, General and Administrative Expenses
SG&A expenses are charged to income as incurred. These expenses include such items as compensation and benefits for corporate officers and staff and compensation and other expenses related to sales of products. They also include items such as office rent, business insurance, professional fees and gains and losses from sales and disposals of assets.

Foreign Currency Translation
For all operations outside the U.S. where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these foreign operations, currency translation adjustments are accumulated in a separate component of shareholders' equity.

Comprehensive Income
Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts, net actuarial losses and net prior service costs related to pension and other post-retirement plans recorded in accordance with SFAS No. 158, changes in minimum pension liability and derivative instruments. Accumulated other comprehensive (loss) income is primarily comprised of currency translation adjustments of $(10.1) million and $27.7 million at December 31, 2008 and 2007, respectively, and net actuarial losses and net prior service costs related to the Company's Post-Retirement Plans-net of tax, of $(37.2) million and $(11.3) million at December 31, 2008 and 2007, respectively.

Income Taxes
The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes". Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. On January 1, 2007, the Company implemented the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes".

The Company classifies interest related to unrecognized tax benefits in interest expense in its consolidated statements of operations. Penalties, if incurred, would be recognized in other non-operating expenses. Prior to the implementation of FIN 48, interest expense and, if necessary, penalties associated with tax contingencies were recorded as part of the provision for income taxes.

Fair Value of Financial Instruments
The Company's financial instruments include cash, cash equivalents, trade receivables and payables, all of which are short-term in nature and, accordingly, approximate fair value. Additionally, the Company invests in short-term investments that are carried at cost, which approximates fair value due to their short-term maturities. The fair value of the Company's CP Notes, 2007 Facility and 2008 Term Loan approximates cost due to the floating interest rate paid on these outstanding loans. The fair value of the Company's Series 2005-1 Notes and Series 2007-1 Notes, both of which have a fixed rate of interest, is estimated using discounted cash flow analyses based on the prevailing interest rates available to the Company for borrowings with similar maturities. The carrying amount of these notes was $600.0 million and $600.0 million at December 31, 2008 and 2007, respectively. Their estimated fair value was $732.1 million and $650.8 million at December 31, 2008 and 2007, respectively.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents, short-term investments and trade receivables.

Cash equivalents consist of investments in high quality investment-grade securities within and outside the U.S. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper. Short-term investments primarily consist of certificates of deposit and high-grade corporate bonds in

Korea as of December 31, 2008 and 2007. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer. No customer accounted for 10% or more of accounts receivable at December 31, 2008 or 2007.

Earnings per Share of Common Stock

In accordance with SFAS No. 128, "Earnings per Share", basic EPS is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted EPS is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

Pension and Other Post-Retirement Benefits

Moody's maintains various noncontributory DBPPs as well as other contributory and noncontributory retirement and post-retirement plans. The expenses, assets, liabilities and obligations that Moody's reports for pension and other post-retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. Moody's major assumptions vary by plan and the Company determines these assumptions based on the Company's long-term actual experience and future outlook as well as consultation with outside actuaries and other advisors where deemed appropriate. If actual results differ from the Company's assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants.

The Company accounts for its pension and other post-retirement benefit plans in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires an employer to recognize as an asset or liability in its statement of financial position the funded status of its defined benefit post-retirement plans and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of investments in affiliates, long-lived and intangible assets and goodwill, pension and other post-retirement benefits, stock-based compensation, and depreciation and amortization rates for property and equipment and computer software.

The financial market volatility and poor economic conditions beginning in the third quarter of 2007 and continuing into early 2009, both in the U.S. and in many other countries where the Company operates, have impacted and will continue to impact Moody's business. Such conditions could have a material impact to the Company's significant accounting estimates discussed above, in particular those around accounts receivable allowances, valuations of investments in affiliates, goodwill and other acquired intangible assets, and pension and other post-retirement benefits.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Recently Issued Accounting Pronouncements

Adopted:

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115". SFAS No. 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS No. 159, a company may elect to measure many financial instruments and certain other items at fair value on an instrument by instrument basis with changes in fair value recognized in earnings each reporting period. Items eligible for fair-value election include recognized financial assets and liabilities such as equity-method investments and investments in equity securities that do not have readily determinable fair values, written loan commitments, and certain warranties and insurance contracts where a warrantor or insurer is permitted to pay a third party to provide the warranty goods or services. If the use of fair value is elected, the election must be applied to individual instruments with certain restrictions, is irrevocable and must be applied to an entire instrument. Any upfront costs and fees related to the item elected for fair value must be recognized in earnings and cannot be deferred. At the implementation date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the implementation of SFAS No. 159, changes in fair value will be recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and was implemented by the Company as of January 1, 2008. The implementation did not have an effect on the Company's consolidated financial condition, results of operations, and cash flows.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3 ("FSP 157-3"), Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance and the implementation did not have a material effect on the Company's consolidated financial condition, results of operations, and cash flows.

Not Yet Adopted:
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted to be measured at fair value by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2), which partially defers the effective date of SFAS No. 157 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Company has implemented the deferral provisions of FSP FAS 157-2 and as a result has partially implemented the provisions of SFAS No. 157 as of January 1, 2008. The partial implementation of SFAS No. 157 did not have a material impact on the Company's consolidated financial position and results of operations in 2008. The Company will apply, as of January 1, 2009, the provisions of SFAS No. 157 to its non financial assets and liabilities initially measured at fair value in a business combination and not subsequently remeasured at fair value, non financial assets and liabilities measured at fair value for a goodwill impairment assessment, non-financial long-lived assets measured at fair value for an asset impairment assessment, and asset retirement obligations initially measured at fair value. The Company does not expect the implementation of this standard to have a material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners and requires that a non-controlling interest in a subsidiary be reported as equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. The adoption of this standard will have an immaterial impact on the presentation of minority interest in the consolidated balance sheet and statement of operations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141R extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. SFAS 141R also expands disclosure requirements to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and is required to be implemented by the Company as of January 1, 2009. While SFAS No. 141R applies only to business combinations consummated on or after its effective date, its amendments to SFAS No. 109 with respect to deferred tax valuation allowances and liabilities for income tax uncertainties are required to be applied to all deferred tax valuation allowances and liabilities for income tax uncertainties that existed and recognized in prior business combinations or that arise as a result of the prior business combinations. The implementation of SFAS No.141R is not expected to impact the Company's consolidated financial statements for prior periods.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities- an amendment of FASB Statement No. 133. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures in tabular format about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company plans to implement the provisions of SFAS No. 161 as of January 1, 2009 and does not expect the implementation to have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the implementation of SFAS No. 162 to have a material effect on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"). EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. EITF 08-6 is effective in fiscal years beginning on or after December 15, 2008 and was adopted by the Company as of January 1, 2009. The implementation of EITF 08-6 did not have a material effect on the Company's consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132R-1"). FSP FAS 132R-1 expands the disclosures set forth in SFAS No. 132R by adding required disclosures about how investment allocation decisions are made by management, major categories of plan assets, and significant concentrations of risk. Additionally, FSP FAS 132R-1 requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. FSP FAS 132R-1 intends to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan and the new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009. The Company is currently evaluating the potential impact, if any, of the implementation of FSP FAS 132R-1 on its consolidated financial statements.

NOTE 3 RECONCILIATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

Below is a reconciliation of basic to diluted shares outstanding:

	YEAR ENDED DECEMBER 31,		
	2008	2007	2006
Basic	**242.4**	266.4	284.2
Dilutive effect of shares issuable under stock-based compensation plans	**2.9**	5.8	7.7
Diluted	**245.3**	272.2	291.9
Antidilutive options to purchase common shares and restricted stock excluded from the table above	**11.3**	5.6	2.9

The calculation of diluted EPS requires certain assumptions regarding the use of both cash proceeds and assumed proceeds that would be received upon the exercise of stock options and vesting of restricted stock outstanding as of December 31, 2008, 2007 and 2006. These assumed proceeds include those from excess tax benefits that would be realized upon exercise of the option or vesting of the restricted stock and any unrecognized compensation as calculated under SFAS No. 123R.

NOTE 4 SHORT-TERM INVESTMENTS

Short-term investments are securities with maturities greater than 90 days at the time of purchase that are available for use in the Company's operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit, are classified as held-to-maturity and therefore are carried at cost. The remaining contractual maturities of the short-term investments were one to ten months for both December 31, 2008 and 2007. Interest and dividends are recorded into income when earned.

NOTE 5 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In December 2007, the Company commenced a hedging program to protect against FX rate risks from forecasted billings and related revenue denominated in the euro and the GBP. FX options and forward exchange contracts were utilized to hedge exposures related to changes in FX rates. As of December 31, 2008 all option contracts have maturities between one and 14 months and were set to expire at various times through February 26, 2010.

The following table summarizes the notional amounts of the Company's outstanding options and the fair value of the asset recorded in other current assets in the Company's consolidated balance sheets:

	DECEMBER 31,	
	2008	**2007**
Notional amount of Currency Pair:		
GBP/USD	**£ 7.4 million**	£ 7.9 million
EUR/USD	**€12.9 million**	€16.7 million
EUR/GBP	**€24.3 million**	€61.5 million
Fair value of derivative asset	**$ 4.9 million**	$ 2.3 million

The amount of unrecognized FX hedge gains recorded in AOCI at December 31, 2008 and 2007 was approximately $2 million, net of tax, and nil, respectively. The hedges' ineffectiveness for the years then ended recorded within revenue in the consolidated statements of operations was immaterial. Additionally, the existing realized gains as of December 31, 2008 expected to be classified to earnings in the next twelve months are $2.3 million. Gains and losses reported in AOCI are reclassified into earnings as the underlying transaction is recognized.

In May 2008, the Company entered into interest rate swaps with a total notional amount of $150.0 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan, further described in Note 14. These are designated as cash flow hedges. The amount of unrecognized hedge losses, net of tax, reported in AOCI was $6.4 million for the year ended December 31, 2008. Changes in the fair value of the related derivative instrument are included in AOCI. As of December 31, 2008, the fair value of the interest rate swaps was $10.7 million and is recorded in other liabilities in the Company's consolidated balance sheet.

NOTE 6 **PROPERTY AND EQUIPMENT, NET**

Property and equipment, net consisted of:

	DECEMBER 31,	
	2008	**2007**
Office and computer equipment	**$ 89.3**	$ 92.4
Office furniture and fixtures	**34.4**	35.6
Internal-use computer software	**101.2**	69.8
Leasehold improvements	**153.2**	137.7
Total property and equipment, at cost	**378.1**	335.5
Less: accumulated depreciation and amortization	**(130.4)**	(120.9)
Total property and equipment, net	**$ 247.7**	$ 214.6

Depreciation and amortization expense related to the above assets was $46.7 million, $31.5 million and $23.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 7 **ACQUISITIONS**

During 2008, the Company completed the acquisitions of Financial Projections, BQuotes, Fermat and Enb. These acquisitions were accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations". These acquisitions are discussed below in more detail.

Enb Consulting

In December 2008, a subsidiary of the Company acquired Enb Consulting, a provider of credit and capital markets training services. The purchase price was not material and the near term impact to operations and cash flow is not expected to be material. Enb is part of the MA segment.

Fermat International

On October 9, 2008, a subsidiary of the Company acquired Fermat International, a provider of risk and performance management software to the global banking sector, which is now part of the MA segment. The combination of MA's credit portfolio management and economic capital tools with Fermat's expertise in risk management software positions MA to deliver comprehensive analytical solutions for financial institutions worldwide. The results of Fermat are reflected in the MA operating segment since the acquisition date.

The aggregate purchase price of $211 million consisted of $204.5 million in cash payments to the sellers and $6.5 million in direct transaction costs, primarily professional fees. The purchase price was funded by using Moody's cash on hand.

The acquisition has been accounted for as a purchase. Shown below is the preliminary purchase price allocation, which summarizes the fair values of the assets acquired, and liabilities assumed, at the date of acquisition:

Current assets		$ 54.0
Property and equipment, net		1.6
Intangible assets:		
Software (9.0 year weighted average life)	$ 43.0	
Client relationships (16.0 year weighted average life)	12.1	
Other intangibles (1.8 year weighted average life)	2.7	
Total intangible assets		57.8
In-process technology		4.5
Goodwill		123.1
Liabilities assumed		(30.0)
Net assets acquired		$211.0

In accordance with SFAS No. 142, the acquired goodwill, which has been assigned to the MA segment, will not be amortized and will not be deductible for tax. In accordance with SFAS No. 141, the $4.5 million allocated to acquired in-process technology was written off immediately following the acquisition because the technological feasibility had not yet been established as of the acquisition date and was determined to have no future use. This write-off is included in depreciation and amortization expenses for the year ended December 31, 2008. Current assets include acquired cash of approximately $26 million.

BQuotes, Inc.

In January 2008, a subsidiary of the Company acquired BQuotes, Inc., a global provider of price discovery tools and end-of-day pricing services for a wide range of fixed income securities. The purchase price was not material and the near term impact to operations and cash flow is not expected to be material. BQuotes is part of the MA segment.

Financial Projections Limited

In January 2008, a subsidiary of the Company acquired Financial Projections Ltd., a leading provider of in-house credit training services, with long-standing relationships among European banks. The purchase price was not material and the near term impact to operations and cash flow is not expected to be material. Financial Projections is part of the MA segment.

NOTE 8 GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

The following table summarizes the activity in goodwill:

	YEAR ENDED DECEMBER 31,					
			2008			2007
	MIS	MA	Consolidated	MIS	MA	Consolidated
Beginning balance	**$ 11.4**	**$ 168.5**	**$ 179.9**	$ 9.4	$ 166.7	$ 176.1
Additions	**1.4**	**158.7**	**160.1**	1.9	1.8	3.7
Foreign currency translation adjustments	**(2.2)**	**0.2**	**(2.0)**	0.1	—	0.1
Ending balance	**$ 10.6**	**$ 327.4**	**$ 338.0**	$ 11.4	$ 168.5	$ 179.9

Acquired Intangible assets consisted of:

	DECEMBER 31,	
	2008	2007
Customer lists	**$ 80.5**	$ 62.7
Accumulated amortization	**(37.7)**	(31.8)
Net customer lists	**42.8**	30.9
Trade secret	**25.5**	25.5
Accumulated amortization	**(6.6)**	(4.4)
Net trade secret	**18.9**	21.1
Software	**55.2**	2.2
Accumulated amortization	**(11.0)**	(0.4)
Net software	**44.2**	1.8
Other	**28.2**	13.9
Accumulated amortization	**(20.1)**	(10.8)
Net other	**8.1**	3.1
Total	**$ 114.0**	$ 56.9

The weighted average life of customer lists, software and other intangible assets acquired during the year ended December 31, 2008 was 15.9 years, 8.8 years and 9.8 years, respectively. Other intangible assets primarily consist of databases, trade-names and covenants not to compete. Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $28.2 million, $9.7 million and $9.9 million, respectively.

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

YEAR ENDING DECEMBER 31,	
2009	$ 16.9
2010	15.7
2011	14.5
2012	14.3
2013	14.3
Thereafter	38.3

Intangible assets are reviewed for recoverability whenever circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the related asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. Goodwill is tested for impairment annually or more frequently if circumstances indicate the assets may be impaired.

For the year ended December 31, 2008, there were no impairments to goodwill, and an impairment of $11.1 million was recognized for certain software and database intangible assets within the MA segment, which is reflected in amortization expense. These intangible assets were determined to be impaired, in accordance with SFAS No. 144, as a result of comparing the carrying amount to the undiscounted cash flows of the related asset group expected to result from the use and eventual disposition of the assets. The Company measured the amount of the impairment loss by comparing the carrying amount of the related assets to their fair value. The fair value was determined by utilizing the expected present value technique which uses multiple cash flow scenarios that reflect the range of possible outcomes and a risk-free rate. For the years ended December 31, 2007 and 2006, there were no impairments to goodwill or other intangible assets.

NOTE 9 **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

Accounts payable and accrued liabilities consisted of:

	DECEMBER 31,	
	2008	2007
Salaries and benefits	**$ 49.7**	$ 51.2
Incentive compensation	**47.1**	90.4
Customer credits, advanced payments and advanced billings	**23.4**	18.2
Dividends	**24.5**	26.0
Professional service fees	**23.9**	18.1
Interest	**10.2**	9.5
Accounts payable	**8.6**	8.1
Income taxes (see Note 13)	**3.5**	69.4
Restructuring (see Note 10)	**3.3**	33.1
Other	**46.2**	47.3
Total	**$ 240.4**	$ 371.3

NOTE 10 **RESTRUCTURING**

During the fourth quarter of 2007, the Company committed to a Restructuring Plan to reduce global head count by approximately 275 positions, or approximately 7.5% of the workforce, in response to both the Company's Reorganization and to a decline in current and anticipated issuance of rated debt securities in some market sectors. Included in the Restructuring Plan is a reduction of staff as a result of: (i) consolidation of certain corporate staff functions, (ii) the integration of businesses comprising MA, and (iii) an anticipated decline in new securities issuance in some market sectors. The Restructuring Plan also calls for the termination of technology contracts as well as the outsourcing of certain technology functions which began in the first half of 2008. The Restructuring Plan is complete as of December 31, 2008.

Restructuring amounts for the year ended December 31, 2008 and 2007 were $(2.5) million and $50.0 million, respectively. The 2008 amount primarily reflects adjustments of previous estimates for severance and contract termination costs associated with the Restructuring Plan. As of December 31, 2008, there was $11.4 million of accrued restructuring remaining of which $3.3 million will be paid in 2009. Payments related to the $8.1 million unfunded pension liability will commence when the affected employees reach retirement age beginning in 2009. The 2009 payments are expected to be approximately $2 million, and will continue in accordance with the provisions of the Post-Retirement Plan.

Changes to the restructuring liability during the years ended December 31, 2008 and 2007 were as follows:

	EMPLOYEE TERMINATION COSTS					
	Severance	Pension Settlements	Stock Compensation	Total	Contract Termination Costs	Total Restructuring Liability
Balance at January 1, 2007	$ —	$ —	$ —	$ —	$ —	$ —
Costs incurred	30.8	10.8	4.3	45.9	4.1	50.0
Cash payments	(1.8)	—	—	(1.8)	—	(1.8)
Non-cash charges	—	(2.7)	(4.3)	(7.0)	—	(7.0)
Balance at December 31, 2007	29.0	8.1	—	37.1	4.1	41.2
Costs incurred and adjustments	(2.5)	—	—	(2.5)	0.3	(2.2)
Cash payments	(25.0)	—	—	(25.0)	(2.6)	(27.6)
Balance at December 31, 2008	**$ 1.5**	**$ 8.1**	**$ —**	**$ 9.6**	**$ 1.8**	**$ 11.4**

Severance and contract termination costs of $3.3 million and $33.1 million are recorded in accounts payable and accrued liabilities as of December 31, 2008 and 2007, respectively. Additionally, pension settlements of $8.1 million are recorded within other liabilities. The non-cash charges in 2007 reflect a $2.7 million pension curtailment which reduced AOCI and a $4.3 million increase to capital surplus relating to a stock option modification charge.

NOTE 11 PENSION AND OTHER POST-RETIREMENT BENEFITS

Moody's maintains funded and unfunded noncontributory Defined Benefit Pension Plans. The plans provide defined benefits using a cash balance formula based on years of service and career average salary or final average pay for selected executives. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees. The post-retirement healthcare plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. Moody's funded and unfunded pension plans, the post-retirement healthcare plans and the post-retirement life insurance plans are collectively referred to herein as the "Post-Retirement Plans". Effective at the Distribution Date, Moody's assumed responsibility for the pension and other post-retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

Through 2007, substantially all U.S. employees were eligible to participate in the Company's DBPPs. Effective January 1, 2008, the Company no longer offers DBPPs to employees hired or rehired on or after January 1, 2008 and new hires instead will receive a retirement contribution in similar benefit value under the Company's Profit Participation Plan. Current participants of the Company's DBPPs continue to accrue benefits based on existing plan benefit formulas.

As of December 31, 2006, the Company implemented the provisions of SFAS No. 158 and the incremental effect of implementation was a decrease in other assets of $15.9 million, an increase in other liabilities of $18.6 million and a pre-tax increase in AOCI of $34.5 million ($20.0 million, net of tax). The amounts recognized in AOCI are subsequently recognized as components of net periodic benefit expense over future years pursuant to the recognition and amortization provisions of SFAS No. 87 and SFAS No. 106.

Following is a summary of changes in benefit obligations and fair value of plan assets for the Post-Retirement Plans for the years ended December 31:

	PENSION PLANS		OTHER POST- RETIREMENT PLANS	
	2008	**2007**	**2008**	**2007**
Change in Benefit Obligation:				
Benefit obligation, beginning of the period	**$ (149.3)**	$ (134.6)	**$ (9.7)**	$ (9.4)
Service cost	**(12.4)**	(12.6)	**(0.8)**	(0.9)
Interest cost	**(9.7)**	(8.1)	**(0.6)**	(0.6)
Plan participants' contributions	**—**	—	**(0.1)**	(0.1)
Benefits paid	**3.3**	1.9	**0.4**	0.4
Plan amendments	**—**	(3.6)	**—**	0.4
Impact of curtailment	**1.1**	5.3	**—**	0.4
Impact of special termination benefits	**(2.8)**	(8.1)	**—**	—
Actuarial gain (loss)	**(0.8)**	(2.5)	**(0.2)**	(0.4)
Assumption changes	**(1.2)**	13.0	**—**	0.5
Benefit obligation, end of the period	**(171.8)**	(149.3)	**(11.0)**	(9.7)
Change in Plan Assets:				
Fair value of plan assets, beginning of the period	**123.9**	116.6	**—**	—
Actual return on plan assets	**(33.9)**	8.5	**—**	—
Benefits paid	**(3.3)**	(1.9)	**(0.4)**	(0.4)
Employer contributions	**1.9**	0.7	**0.3**	0.3
Plan participants' contributions	**—**	—	**0.1**	0.1
Fair value of plan assets, end of the period	**88.6**	123.9	**—**	—
Funded status of the plans:	**(83.2)**	(25.4)	**(11.0)**	(9.7)
Amounts Recorded on the Consolidated Balance Sheets:				
Net post-retirement benefit asset	**—**	37.4	**—**	$ —
Pension and post-retirement benefits liability-current	**(1.3)**	(2.2)	**(0.4)**	(0.5)
Pension and post-retirement benefits liability-non current	**(81.9)**	(60.6)	**(10.6)**	(9.2)
Net amount recognized	**$ (83.2)**	$ (25.4)	**$ (11.0)**	$ (9.7)
Accumulated benefit obligation, end of the period	**$ (141.5)**	$ (113.7)		

The 2007 pension plan amendment above reflects the impact of the new benefit payment provision related to an unfunded plan which beginning January 1, 2008 requires lump sum payments to be paid to active participants when they retire. Previously the plan allowed lump sum or annuity payments.

The pension plan curtailment and the special termination benefits in both 2008 and 2007 relate to the terminations of certain participants of the Company's Supplemental Executive Benefit Plan, which resulted in a curtailment under SFAS No. 88 as there was a significant reduction in the expected years of future service of participants covered by this plan. The special termination benefits relate to the Company waiving early retirement penalties otherwise required by this plan.

The following table summarizes the pre-tax net actuarial losses and prior service cost recognized in AOCI for the Company's Post-Retirement Plans as of December 31:

	PENSION PLANS		OTHER POST-RETIREMENT PLANS	
	2008	**2007**	**2008**	**2007**
Net actuarial (losses)	**$ (59.3)**	$ (14.8)	**$ (0.4)**	$ (0.1)
Net prior service costs	**(3.8)**	(5.3)	**(0.1)**	(0.1)
Total recognized in AOCI- pretax	**$ (63.1)**	$ (20.1)	**$ (0.5)**	$ (0.2)

For the Company's pension plans, the Company expects to recognize in 2009 as components of net periodic expense $0.8 million for the amortization of net actuarial losses and $0.4 million for the amortization of prior service costs. Expected amortizations for other post-retirement plans in 2009 are not material.

Net periodic benefit expenses recognized for the Post-Retirement Plans for years ended December 31:

	PENSION PLANS			OTHER POST-RETIREMENT PLANS		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Components of net periodic expense						
Service cost	**$ 12.4**	$ 12.6	$ 11.2	**$ 0.8**	$ 0.9	$ 0.8
Interest cost	**9.7**	8.1	7.0	**0.6**	0.6	0.5
Expected return on plan assets	**(9.9)**	(9.0)	(8.5)	**—**	—	—
Amortization of net actuarial loss from earlier periods	**0.2**	2.5	3.3	**—**	—	—
Amortization of net prior service costs from earlier periods	**0.4**	0.4	0.4	**—**	0.2	0.2
Curtailment loss	**1.0**	2.7	—	**—**	—	—
Cost of special termination benefits	**2.8**	8.1	—	**—**	—	—
Net periodic expense	**$ 16.6**	$ 25.4	$ 13.4	**$ 1.4**	$ 1.7	$ 1.5

The following table summarizes the pre-tax amounts recognized in AOCI related to the Company's Post-Retirement Plans for the years ended December 31:

	PENSION PLANS		OTHER POST-RETIREMENT PLANS	
	2008	**2007**	**2008**	**2007**
Amortization of net actuarial losses	**$ 0.2**	$ 2.5	**$ —**	$ —
Amortization of prior service costs	**0.4**	0.4	**—**	0.2
Accelerated recognition of prior service costs due to curtailment	**1.0**	2.7	**—**	—
Net actuarial gain (loss) arising during the period	**(44.7)**	15.2	**(0.2)**	0.6
Net prior service cost arising during the period due to plan amendment	**—**	(3.5)	**—**	0.4
Total recognized in Other Comprehensive Income – pre-tax	**$ (43.1)**	$ 17.3	**$ (0.2)**	$ 1.2

The following information is for those pension plans with a benefit obligation in excess of plan assets:

	DECEMBER 31,	
	2008	**2007**
Aggregate benefit obligation	**$ 171.8**	$ 62.7
Aggregate fair value of plan assets	**$ 88.6**	$ —

The following information is for those pension plans with an accumulated benefit obligation in excess of plan assets:

	DECEMBER 31,	
	2008	**2007**
Aggregate accumulated benefit obligation	**$ 56.8**	$ 42.2
Aggregate fair value of plan assets	**$ —**	$ —

ADDITIONAL INFORMATION:

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	PENSION PLANS		OTHER POST-RETIREMENT PLANS	
	2008	**2007**	**2008**	**2007**
Discount rate	**6.00%**	6.45%	**6.25%**	6.35%
Rate of compensation increase	**4.00%**	4.00%	—	—

Weighted-average assumptions used to determine net periodic benefit expense for years ended December 31:

	PENSION PLANS			OTHER POST-RETIREMENT PLANS		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Discount rate	**6.45%**	5.90%	5.60%	**6.35%**	5.80%	5.45%
Expected return on plan assets	**8.35%**	8.35%	8.35%	—	—	—
Rate of compensation increase	**4.00%**	4.00%	4.00%	—	—	—

For 2008, the Company continued to use an expected rate of return on assets of 8.35% for Moody's funded pension plan. Moody's works with third-party consultants to determine assumptions for long-term rates of return for the asset classes that are included in the pension plan investment portfolio. These return assumptions reflect a long-term time horizon. They also reflect a combination of historical performance analysis and forward-looking views of the financial markets including consideration of inflation, current yields on long-term bonds and price-earnings ratios of the major stock market indices. Moody's expected return on plan asset assumption is determined by using a building block approach, which weighs the expected rate of return for each major asset class based on their respective allocation target within the plan portfolio. As the Company's investment policy is to primarily invest in index funds, the impact of active management is not considered in determining the expected rate of return assumption.

Assumed Healthcare Cost Trend Rates at December 31:

	2008		2007		2006	
	Pre-age 65	**Post -age 65**	**Pre-age 65**	**Post-age 65**	**Pre-age 65**	**Post-age 65**
Healthcare cost trend rate assumed for the following year	**9.4%**	**10.4%**	10.4%	11.4%	9.0%	11.0%
Ultimate rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**		5.0%		5.0%	
Year that the rate reaches the ultimate trend rate	**2015**		2015		2013	

The assumed health cost trend rate was updated in 2007 to better reflect different expectations for the medical and prescribed medication components of health care costs for pre and post-65 retirees. As the Company subsidies for retiree healthcare coverage are capped at the 2005 level, for the majority of the post-retirement health plan participants, retiree contributions are assumed to increase at the same rate as the healthcare cost trend rates. As such, a one percentage-point increase or decrease in assumed healthcare cost trend rates would not have affected total service and interest cost and would have a minimal impact on the post-retirement benefit obligation.

Plan Assets

The assets of the funded pension plan were allocated among the following categories at December 31:

Asset Category	PERCENTAGE OF PLAN ASSETS 2008	2007
Equity securities	**60%**	71%
Debt securities	**26**	19
Real estate	**14**	10
Total	**100%**	100%

Moody's investment objective for the assets in the funded pension plan is to earn total returns that will minimize future contribution requirements over the long run within a prudent level of risk. Risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. The Company's current pension plan asset allocation targets are for approximately seventy percent of assets to be invested in equity securities, diversified across U.S. and non-U.S. stocks of small, medium and large capitalization, twenty percent in investment-grade bonds and the remainder in real estate funds. The use of derivatives to leverage the portfolio or otherwise is not permitted. The Company's monitoring of the plan includes ongoing reviews of investment performance, annual liability measurements, periodic asset/liability studies and investment portfolio reviews. The Company is currently reviewing its asset allocation targets with its advisors. Except for the Company's funded pension plan, all of Moody's Post-Retirement Plans are unfunded and therefore have no plan assets.

Cash Flows

The Company made payments of $1.9 million and $0.7 million related to its unfunded pension plan obligations during the years ended December 31, 2008 and 2007, respectively and made no contributions to its funded pension plans during the aforementioned years. The Company made payments of $0.4 million and $0.3 million to its other post-retirement plans during the years ended December 31, 2008 and 2007, respectively. The Company presently anticipates making payments of $1.3 million to its unfunded pension plans and $0.4 million to its other post-retirement plans during the year ended December 31, 2009.

Estimated Future Benefits Payable

Estimated future benefits payments for the Post-Retirement Plans are as follows at December 31, 2008:

YEAR ENDING DECEMBER 31,	Pension Plans	Other Post-Retirement Plans*
2009	$ 4.0	$ 0.4
2010	10.4	0.5
2011	11.2	0.6
2012	6.3	0.6
2013	7.5	0.7
2014 – 2018	72.5	5.3

* The estimated future benefits payable for the Post-Retirement Plans are reflected net of the expected Medicare Part D subsidy for which the subsidy is insignificant on an annual basis for all the years presented.

Defined Contribution Plans

Moody's has a Profit Participation Plan covering substantially all U.S. employees. The Profit Participation Plan provides for an employee salary deferral and the Company matches employee contributions with cash contributions equal to 50% of employee contribution up to a maximum of 3% of the employee's pay. Moody's also makes additional contributions to the Profit Participation Plan based on year-to-year growth in the Company's EPS. Effective January 1, 2008, all new hires are automatically enrolled in the Profit Participation Plan when they meet eligibility requirements unless they decline participation. As the Company's DBPPs are closed to new entrants effective January 1, 2008, all eligible new hires will instead receive a retirement contribution into the Profit Participation Plan in value similar to the pension benefits. Additionally, effective January 1, 2008, the

Company implemented a deferred compensation plan in the U.S., which is unfunded and provides for employee deferral of compensation and Company matching contributions related to compensation in excess of the IRS limitations on benefits and contributions under qualified retirement plans. Total expenses associated with defined contribution plans were $8.0 million, $13.3 million and $15.5 million in 2008, 2007, and 2006, respectively.

Effective January 1, 2008, Moody's has designated the Moody's Stock Fund, an investment option under the Profit Participation Plan, as an Employee Stock Ownership Plan and, as a result, participants in the Moody's Stock Fund may receive dividends in cash or may reinvest such dividends into the Moody's Stock Fund. Moody's paid approximately $0.3 million in dividends for the Company's common shares held by the Moody's Stock Fund in 2008. The Company records the dividends as a reduction of retained earnings in the Consolidated Statements of Shareholders' Equity (Deficit). The Moody's Stock Fund held approximately 922,000 shares of Moody's common stock at December 31, 2008.

International Plans

Certain of the Company's international operations provide pension benefits to their employees in the form of defined contribution plans. Company contributions are primarily determined as a percentage of employees' eligible compensation. Expenses related to these plans for the years ended December 31, 2008, 2007, and 2006 were $5.3 million, $4.8 million and $3.9 million, respectively.

In addition, the Company also maintains an unfunded DBPP for its German employees, which was closed to new entrants in 2002. Furthermore, as a result of the acquisition of its wholly owned French subsidiary Fermat (See Note 7, Acquisitions) in October 2008, the Company has assumed Fermat's pension liability related to a state pension plan mandated by the French Government. Total defined benefit pension liabilities recorded related to these plans was $3.0 million, $2.9 million, and $3.2 million based on a weighted average discount rate of 5.76%, 5.60%, and 4.25% at December 31, 2008, 2007, and 2006, respectively. The pension liabilities recorded as of December 31, 2008 represents the unfunded status of these plans and were recognized in the statement of financial position as a non-current liability. Total pension expense recorded for the years ended December 31, 2008, 2007 and 2006 was approximately $0.3 million, $0.4 million and $0.3 million, respectively. These amounts are not included in the tables above. The incremental effect of implementing SFAS No. 158 for the German plan was immaterial. As of December 31, 2008, the Company has included in AOCI net actuarial gains of $1.3 million ($0.9 million, net of tax) that have yet to be recognized as a reduction to net periodic pension expense. The Company expects its 2009 amortization of the net actuarial gains to be immaterial.

NOTE 12 STOCK-BASED COMPENSATION PLANS

Presented below is a summary of the stock compensation cost and associated tax benefit in the accompanying Consolidated Statements of Operations:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Stock compensation cost	**$63.2**	$90.2	$77.1
Tax benefit	**$23.5**	$34.0	$29.7

The 2007 restructuring charge, as described in Note 10, includes $4.3 million relating to a stock award modification for three employees which is not included in the stock compensation cost for 2007 shown in the table above. The nature of the modification was to accelerate the vesting of certain awards for the affected employees as if they were retirement-eligible at the date of their termination.

The fair value of each employee stock option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted below. The expected dividend yield is derived from the annual dividend rate on the date of grant. The expected stock volatility is based on an assessment of historical weekly stock prices of the Company as well as implied volatility from Moody's traded options. The risk-free interest rate is based on U.S. government zero coupon bonds with maturities similar to the expected holding period. The expected holding period was determined by examining historical and projected post-vesting exercise behavior activity.

The following weighted average assumptions were used for options granted:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Expected dividend yield	**1.06%**	0.44%	0.44%
Expected stock volatility	**25%**	23%	23%
Risk-free interest rate	**2.96%**	4.78%	4.59%
Expected holding period	**5.5 yrs**	5.7 yrs	6.0 yrs
Grant date fair value	**$9.73**	$22.65	$19.97

Under the 1998 Plan, 33.0 million shares of the Company's common stock have been reserved for issuance. The 2001 Plan, which is shareholder approved, permits the granting of up to 28.6 million shares, of which not more than 8.0 million shares are available for grants of awards other than stock options. The 2001 Plan was amended and approved at the annual shareholders meeting on April 24, 2007, increasing the number of shares reserved for issuance by 3.0 million which are included in the aforementioned amounts. The Stock Plans provide that options are exercisable not later than ten years from the grant date. The vesting period for awards under the Stock Plans is generally determined by the Board at the date of the grant and has been four years except for employees who are at or near retirement eligibility, as defined, for which vesting is between one and four years. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The Stock Plans also provide for the granting of restricted stock.

The Company maintains the Directors' Plan for its Board, which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The Directors' Plan provides that options are exercisable not later than ten years from the grant date. The vesting period is determined by the Board at the date of the grant and is generally one year for options and three years for restricted stock. Under the Directors' Plan, 0.8 million shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors' Plan.

A summary of option activity as of December 31, 2008 and changes during the year then ended is presented below:

Options	**Shares**	**Weighted Average Exercise Price Per Share**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding, December 31, 2007	18.6	$37.43		
Granted	3.2	37.44		
Exercised	(1.2)	19.25		
Forfeited	(0.8)	51.74		
Expired	(0.4)	53.27		
Outstanding, December 31, 2008	**19.4**	**$37.72**	**5.4 yrs**	**$14.6**
Vested and expected to vest, December 31, 2008	**18.8**	**$37.30**	**5.3 yrs**	**$14.6**
Exercisable, December 31, 2008	**13.1**	**$30.73**	**4.1 yrs**	**$14.6**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Moody's closing stock price on the last trading day of the year ended December 31, 2008 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of December 31, 2008. This amount varies based on the fair value of Moody's stock. As of December 31, 2008, there was $52.6 million of total unrecognized compensation expense related to options. The expense is expected to be recognized over a weighted average period of 1.1 years.

The following table summarizes information relating to stock option exercises:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Proceeds from stock option exercises	**$ 23.2**	$ 69.3	$ 105.0
Aggregate intrinsic value	**$ 21.6**	$ 139.4	$ 269.6
Tax benefit realized upon exercise	**$ 8.5**	$ 53.9	$ 108.0

A summary of the status of the Company's nonvested restricted stock as of December 31, 2008 and changes during the year then ended is presented below:

Nonvested Restricted Stock	Shares	Weighted Average Grant Date Fair Value Per Share
Balance, December 31, 2007	1.7	$ 63.20
Granted	0.6	37.97
Vested	(0.6)	57.69
Forfeited	(0.2)	57.41
Balance, December 31, 2008	**1.5**	**$ 55.33**

As of December 31, 2008, there was $41.8 million of total unrecognized compensation expense related to nonvested restricted stock. The expense is expected to be recognized over a weighted average period of 1.2 years.

The following table summarizes information relating to the vesting of restricted stock awards:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Fair value of vested shares	**$ 23.7**	$ 43.2	$ 27.8
Tax benefit realized upon vesting	**$ 8.8**	$ 16.6	$ 10.9

The Company has a policy of issuing treasury stock to satisfy shares issued under stock-based compensation plans.

In addition, the Company also sponsors the ESPP. Under the ESPP, 6.0 million shares of common stock were reserved for issuance. The ESPP allows eligible employees to purchase common stock of the Company on a monthly basis at 85% of the average of the high and the low trading prices on the New York Stock Exchange on the last trading day of each month. The employee purchases are funded through after-tax payroll deductions, which plan participants can elect from one percent to ten percent of compensation, subject to the annual federal limit. This results in stock-based compensation expense for the difference between the purchase price and fair market value under SFAS No. 123R. Beginning on January 1, 2009 the discount offered on the ESPP will be reduced to 5% which will result in the ESPP qualifying for non-compensatory status under SFAS No. 123R. Accordingly, no compensation expense will be recognized for the ESPP subsequent to December 31, 2008.

NOTE 13 **INCOME TAXES**

Components of the Company's income tax provision are as follows:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Current:			
Federal	**$ 147.5**	$ 277.0	$ 362.2
State and local	**49.3**	89.8	105.0
Non-U.S	**88.7**	124.8	66.6
Total	**285.5**	491.6	533.8
Deferred:			
Federal	**(10.9)**	(64.9)	(20.1)
State and local	**(0.8)**	(10.7)	(5.8)
Non-U.S	**(5.6)**	(0.8)	(1.3)
Total	**(17.3)**	(76.4)	(27.2)
Total Income Tax Provision	**$ 268.2**	$ 415.2	$ 506.6

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of federal tax benefit	**4.1**	4.6	5.1
Benefit of foreign operations	**(2.6)**	(0.1)	(0.5)
Legacy Tax	**(0.3)**	(2.4)	0.1
Other	**0.8**	0.1	0.5
Effective tax rate	**37.0%**	37.2%	40.2%
Income taxes paid	**$ 319.9**	$ 408.7	$ 408.8

The source of income before provision for income taxes is as follows:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
United States	**$ 437.4**	$ 814.7	$ 1,026.0
International	**288.4**	302.0	234.5
Income before provision for income taxes	**$ 725.8**	$ 1,116.7	$ 1,260.5

The components of deferred tax assets and liabilities are as follows:

	DECEMBER 31,	
	2008	**2007**
Deferred tax assets:		
Current:		
Accounts receivable allowances	**$ 6.5**	$ 4.9
Accrued compensation and benefits	**7.8**	4.6
Deferred Revenue	**5.5**	21.1
Restructuring	**3.0**	19.7
Other	**3.4**	0.6
Total	**26.2**	50.9
Non-current:		
Accumulated depreciation and amortization	**1.9**	—
Stock-based compensation	**68.5**	62.3
Deferred Revenue	**38.6**	—
Benefit plans	**39.1**	35.5
State taxes	**—**	2.8
Deferred rent and construction allowance	**27.9**	23.1
Foreign net operating loss[1]	**2.9**	—
Uncertain tax positions	**59.8**	37.8
Other	**9.9**	3.4
Total	**248.6**	164.9
Total deferred tax assets	**274.8**	215.8
Deferred tax liabilities:		
Current:		
Prepaid expenses	**(0.3)**	(0.3)
Other	**(0.2)**	—
Total	**(0.5)**	(0.3)
Non-current:		
Accumulated depreciation and amortization	**(11.4)**	(3.1)
Benefit plans	**—**	(20.6)
Intangible assets and capitalized software	**(35.8)**	(11.7)
Other	**(0.3)**	(0.7)
Total	**(47.5)**	(36.1)
Total deferred tax liabilities	**(48.0)**	(36.4)
Net deferred tax assets	**$ 226.8**	$ 179.4

(1) Amounts are primarily set to expire at various times throughout 2015, if unused.

Prepaid taxes of $62.7 million and $52.0 million for December 31, 2008 and 2007, respectively are included in other current assets in the consolidated balance sheets. Non-current tax receivables of $31.9 million at December 31, 2007 are included in other assets.

As of December 31, 2008, the Company had approximately $216.8 million of undistributed earnings of foreign subsidiaries that it intends to indefinitely reinvest in foreign operations. The Company has not provided deferred income taxes on these indefinitely reinvested earnings. It is not practicable to determine the amount of deferred taxes that might be required to be provided if such earnings were distributed in the future, due to complexities in the tax laws and in the hypothetical calculations that would have to be made.

On January 1, 2007, the Company implemented the provisions of FIN 48, resulting in a reduction to retained earnings of $43.3 million. This reduction is comprised of a $32.9 million increase in the liability for UTBs and accrued interest of $17.3 million ($10.4 million, net of tax).

A reconciliation of the beginning and ending amount of UTBs is as follows:

	2008	2007
Balance as of January 1	**$ 156.1**	$ 122.7
Additions for tax positions related to the current year	**34.5**	41.5
Additions for tax positions of prior years	**8.2**	27.7
Reductions for tax positions of prior years	**(12.2)**	(4.0)
Settlements with taxing authorities	**(0.7)**	—
Lapse of statute of limitations	**(0.8)**	(31.8)
Balance as of December 31	**$ 185.1**	$ 156.1

As of December 31, 2008, the Company had $185.1 million of UTBs of which $141.7 million represents the amount that, if recognized, would impact the effective income tax rate in future periods.

The Company classifies interest related to UTBs in interest expense in its consolidated statements of operations. Penalties, if incurred, would be recognized in other non-operating expenses. Prior to the implementation of FIN 48, interest expense and, if necessary, penalties associated with tax contingencies were recorded as part of the provision for income taxes. During 2008, the Company accrued interest of $12.8 million related to UTPs. As of December 31, 2008 the amount of accrued interest recorded in the Company's balance sheet related to UTPs was $36.4 million.

Moody's Corporation and subsidiaries are subject to U.S. federal income tax as well as income tax in various state and local and foreign jurisdictions. Moody's federal income tax returns filed for the years 2004 through 2007 remain subject to examination by the IRS. New York City income tax returns for 2001 through 2004 are currently under examination and for 2005 through 2007 remain open to examination. New York State income tax returns for 2004 through 2005 are currently under examination and for 2006 through 2007 remain open to examination. Tax filings in the U.K. for 2001 through 2005 are currently under examination by the U.K. taxing authorities and for 2006 through 2007 remain open to examination.

For current ongoing audits related to open tax years, the Company estimates that it is possible that the balance of UTBs could decrease in the next twelve months as a result of the effective settlement of these audits, which might involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. It is also possible that new issues might be raised by tax authorities which might necessitate increases to the balance of UTBs. As the Company is unable to predict the timing of conclusion of these audits, the Company is unable to estimate the amount of changes to the balance of UTBs at this time. However, the Company believes that it has adequately provided for its financial exposure for all open tax years by tax jurisdiction in accordance with the provisions of FIN 48. Additionally, the Company is seeking tax rulings on certain tax positions which, if granted, could decrease the balance of UTBs over the next twelve months however, due to the uncertainty involved with this process, the Company is unable to estimate the amount of changes to the balance of UTBs at this time.

NOTE 14 **INDEBTEDNESS**

The following table summarizes total indebtedness:

	DECEMBER 31,	
	2008	**2007**
2007 Facility	**$ 613.0**	$ —
Commercial paper, net of unamortized discount of $0.3 million at 2008 and $0.7 million at 2007	**104.7**	551.9
Notes payable:		
Series 2005-1 Notes	**300.0**	300.0
Series 2007-1 Notes	**300.0**	300.0
2008 Term Loan	**150.0**	—
Total Debt	**1,467.7**	1,151.9
Current portion	**(717.7)**	(551.9)
Total long-term debt	**$ 750.0**	$ 600.0

2007 Facility

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility, expiring in September 2012. The 2007 Facility will serve, in part, to support the Company's CP Program described below. Interest on borrowings is payable at rates that are based on LIBOR plus a premium that can range from 16.0 to 40.0 basis points of the outstanding borrowing amount depending on the Debt/EBITDA ratio. The Company also pays quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility can range from 4.0 to 10.0 basis points of the facility amount, depending on the Company's Debt/EBITDA ratio. The Company also pays a utilization fee of 5.0 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50% of the total facility. The weighted average interest rate on borrowings outstanding as of December 31, 2008 was 1.47%. The 2007 Facility contains certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contains financial covenants that, among other things, require the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

Commercial Paper

On October 3, 2007, the Company entered into a private placement commercial paper program under which the Company may issue CP notes up to a maximum amount of $1.0 billion. Amounts available under the CP Program may be re-borrowed. The CP Program is supported by the Company's 2007 Facility. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at rates that will vary based upon market conditions at the time of issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the LIBOR; (e) prime rate; (f) treasury rate; or (g) such other base rate as may be specified in a supplement to the private placement agreement. The weighted average interest rate on CP borrowings outstanding was 2.08% and 5.13% as of December 31, 2008 and 2007, respectively. The CP Program contains certain events of default including, among other things: non-payment of principal, interest or fees; violation of covenants; invalidity of any loan document; material judgments; and bankruptcy and insolvency events, subject in certain instances to cure periods.

Notes Payable

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 pursuant to the 2007 Agreement. The Series 2007-1 Notes have a ten-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7 of each year. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. The 2007 Agreement contains covenants that limit the ability of the Company, and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its Debt/EBITDA ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On September 30, 2005, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes pursuant to the 2005 Agreement. The Series 2005-1 Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. The proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% senior notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity, such prepayment will be subject to a Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

2008 Term Loan

On May 7, 2008, Moody's entered into a five-year, $150.0 million senior unsecured term loan with several lenders. Proceeds from the loan were used to pay off a portion of the CP outstanding. Interest on borrowings under the 2008 Term Loan is payable quarterly at rates that are based on LIBOR plus a margin that can range from 125 basis points to 175 basis points depending on the Company's Debt/EBITDA ratio. The outstanding borrowings shall amortize beginning in 2010 in accordance with the schedule of payments set forth in the 2008 Term Loan outlined in the table below.

The 2008 Term Loan contains restrictive covenants that, among other things, restrict the ability of the Company to engage, or to permit its subsidiaries to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur, or permit its subsidiaries to incur, liens, in each case, subject to certain exceptions and limitations. The 2008 Term Loan also limits the amount of debt that subsidiaries of the Company may incur. In addition, the 2008 Term Loan contains a financial covenant that requires the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

The principal payments due on the 2008 Term Loan through its maturity are as follows:

YEAR ENDING DECEMBER 31,	
2010	$ 3.8
2011	11.3
2012	71.2
2013	63.7
Total	$150.0

Also on May 7, 2008, the Company entered into interest rate swaps with a total notional amount of $150.0 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan. Fair market value adjustments are recorded into other comprehensive income at the end of each period, while net interest payments are recorded in the statement of operations. At December 31, 2008, the fair value of the interest rate swap was $10.7 million and is recorded in other liabilities in the Company's consolidated balance sheet.

INTEREST (EXPENSE) INCOME, NET

The following table summarizes the components of interest as presented in the consolidated statements of operations:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Income	**$ 18.1**	$ 19.3	$ 18.2
Expense on borrowings	**(60.0)**	(40.7)	(15.2)
FIN 48 and other tax related interest	**(13.7)**	(21.5)	—
Reversal of accrued interest (a)	**2.3**	17.5	—
Interest capitalized	**1.1**	1.1	—
Total	**$ (52.2)**	$ (24.3)	$ 3.0
Interest paid	**$ 59.5**	$ 32.5	$ 14.9

(a) Represents a reduction of accrued interest related to the favorable resolution of Legacy Tax Matters, further discussed in Note 17 to the consolidated financial statements.

At December 31, 2008, the Company was in compliance with all covenants contained within all of the debt agreements. In addition to the covenants described above, the 2007 Facility, the 2005 Agreement, the 2007 Agreement and the 2008 Term Loan contain cross default provisions whereby default under one of the aforementioned debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those instruments to be immediately due and payable.

NOTE 15 **CAPITAL STOCK**

Authorized Capital Stock

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 1.02 billion shares with a par value of $0.01, of which 1.0 billion are shares of common stock, 10.0 million are shares of preferred stock and 10.0 million are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board.

Rights Agreement

The Company had a rights agreement, which expired as of June 30, 2008 and was not renewed. The rights agreement was designed to protect its shareholders in the event of unsolicited offers to acquire the Company and coercive takeover tactics that, in the opinion of the Board, could impair its ability to represent shareholder interests.

Share Repurchase Program

The Company implemented a systematic share repurchase program in the third quarter of 2005 through an SEC Rule 10b5-1 program. Moody's may also purchase opportunistically when conditions warrant. On June 5, 2006, the Board authorized a $2.0 billion share repurchase program, which the Company completed during January 2008. On July 30, 2007, the Board of the Company authorized an additional $2.0 billion share repurchase program, which the Company began utilizing in January 2008 after completing the June 2006 authorization. There is no established expiration date for the remaining authorization. The Company's intent is to return capital to shareholders in a way that serves their long-term interests. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter.

During 2008, Moody's repurchased 18.2 million shares of its common stock, at an aggregate cost of approximately $593 million, and issued 2.2 million shares under employee stock-based compensation plans.

Dividends

During 2008, 2007 and 2006, the Company paid a quarterly dividend of $0.10, $0.08 and $0.07 per share of Moody's common stock in each of the quarters, resulting in dividends paid per share during the years ended December 31, 2008, 2007 and 2006 of $0.40, $0.32 and $0.28, respectively.

On December 16, 2008, the Board of the Company approved the declaration of a quarterly dividend of $0.10 per share of Moody's common stock, payable on March 10, 2009 to shareholders of record at the close of business on February 20, 2009. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

NOTE 16 LEASE COMMITMENTS

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next 19 years. Moody's also leases certain computer and other equipment under operating and capital leases that expire over the next five years. Rent expense, including lease incentives, is amortized on a straight-line basis over the related lease term. Rent and amortization expense under operating leases for the years ended December 31, 2008, 2007 and 2006 was $64.4 million, $65.8 million and $27.9 million, respectively. The amount of deferred rent that is included in the other liabilities in the consolidated balance sheets is $67.1 million and $60.5 million, at December 31, 2008 and 2007, respectively. The Company has $5.5 million and $6.8 million of computer equipment subject to capital lease obligations at December 31, 2008 and 2007, respectively, with accumulated amortization of $2.9 million and $2.8 million, respectively.

The approximate minimum rent for leases that have remaining or original noncancelable lease terms in excess of one year at December 31, 2008 is as follows:

YEAR ENDING DECEMBER 31,	Capital Leases	Operating Leases
2009	$ 1.4	$ 60.3
2010	1.3	52.1
2011	—	49.1
2012	—	50.3
2013	—	50.4
Thereafter	—	667.0
Total minimum lease payments	$ 2.7	$ 929.2
Less: amount representing interest	(0.1)	
Present value of net minimum lease payments under capital leases	$ 2.6	

On October 20, 2006, the Company entered into a 21-year operating lease agreement to occupy 15 floors of an office building at 7WTC. On March 28, 2007 the 7WTC lease agreement was amended for the Company to lease an additional two floors for a term of 20 years. The total base rent, including rent credits, for the 7WTC lease is approximately $642 million.

On February 6, 2008, the Company entered into a 17.5 year operating lease agreement to occupy six floors of an office tower located in the Canary Wharf section of London, England. The total base rent of the Canary Wharf Lease over its 17.5-year term is approximately 134 million GBPs, and the Company will begin making base rent payments in 2011. In addition to the base rent payments the Company will be obligated to pay certain customary amounts for its share of operating expenses and tax obligation. The Company expects to incur approximately 41 million GBP of costs to build out the floors to its specifications of which, approximately 33 million GBPs is expected to be incurred over the next twelve months.

NOTE 17 CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

As a result of recent events in the U.S. subprime residential mortgage sector and the credit markets more broadly, various legislative, regulatory and enforcement entities around the world are investigating or evaluating the role of rating agencies in the U.S. subprime mortgage-backed securitization market and structured finance markets more generally. Moody's has received subpoenas and inquiries from states attorneys general and other governmental authorities and is cooperating with such investigations and inquiries. Moody's is also cooperating with a review by the SEC relating to errors in the model used by MIS to rate certain constant-proportion debt obligations. In addition, the Company is facing market participant litigation relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased in the current economic environment.

On June 27, 2008, the Brockton Contributory Retirement System, a purported shareholder of the Company's securities, filed a purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York. The plaintiff asserts various causes of action relating to the named defendants' oversight of MIS's ratings of RMBS and constant-proportion debt obligations, and their participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. The plaintiff seeks compensatory damages, restitution, disgorgement of profits and other equitable relief. On July 2, 2008, Thomas R. Flynn, a purported shareholder of the Company's securities, filed a similar purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York, asserting similar claims and seeking the same relief. The cases have been consolidated and plaintiffs filed an amended consolidated complaint in November 2008. The Company removed the consolidated action to the United States District Court for the Southern District of New York in December 2008. In January 2009, the plaintiffs moved to remand the case to the Supreme Court of the State of New York. The Company will oppose remand and expects to move to dismiss the amended consolidated complaint upon resolution of the remand motion. On October 30, 2008, the Louisiana Municipal Police Employees Retirement System, a purported shareholder of the Company's securities, also filed a shareholder derivative complaint on behalf of the Company against its directors and certain officers, and the Company as a nominal defendant, in the U.S. District Court for the Southern District of New York. This complaint too asserts various causes of action relating to the Company's ratings of RMBS, CDO and constant-proportion debt obligations, and named defendants' participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. On December 9, 2008, Rena Nadoff, a purported shareholder of the company, filed a shareholder derivative complaint on behalf of the Company against its directors and its CEO, and the company as a nominal defendant, in the Supreme Court of the State of New York. The complaint asserts a claim for breach of fiduciary duty in connection with alleged overrating of asset-backed securities and underrating of municipal securities.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the U.S. District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled *In re Moody's Corporation Securities Litigation* in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims, sustaining others and granting plaintiffs leave to amend their complaint by March 18, 2009.

For claims, litigation and proceedings not related to income taxes, where it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has recorded liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. For income tax matters, the Company employs the prescribed methodology of FIN 48 implemented as of January 1, 2007 which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

The Company cannot predict the ultimate impact that any of the legislative, regulatory, enforcement or litigation matters may have on how its business is conducted and thus its competitive position, financial position or results of operations. Based on its review of the latest information available, in the opinion of management, the ultimate monetary liability of the Company for the pending matters referred to above (other than the Legacy Tax Matters that are discussed below) is not likely to have a material adverse effect on the Company's consolidated financial position, although it is possible that the effect could be material to the Company's consolidated results of operations for an individual reporting period.

Legacy Tax Matters

Moody's continues to have exposure to certain Legacy Tax Matters. The following description of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Legacy Tax Matters.

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated and Nielsen Media Research, Inc. In September 2000, Old D&B separated into two separate public companies: New D&B and Moody's, as further described in Note 1 to the consolidated financial statements.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to Legacy Tax Matters.

Settlement agreements were executed with the IRS in 2005 regarding Legacy Tax Matters for the years 1989-1990 and 1993-1996. As of December 31, 2008, the Company continues to carry a liability of $1.8 million with respect to these matters. With respect to these settlement agreements, Moody's and New D&B believe that IMS Health and NMR did not pay their full share of the liability to the IRS pursuant to the terms of the applicable separation agreements among the parties. Moody's and New D&B paid these amounts to the IRS on their behalf, and attempted to resolve this dispute with IMS Health and NMR. As a result, Moody's and New D&B commenced arbitration proceedings against IMS Health and NMR in connection with the 1989-1990 matter. This matter was resolved during the third quarter of 2008 in favor of Moody's and New D&B, resulting in IMS Health and NMR having paid a total of $6.7 million to Moody's. Moody's and New D&B may also commence an arbitration proceeding to collect amounts owed by IMS Health and NMR with respect to the 1993-1996 matter. Moody's cannot predict the outcome of this matter with any certainty.

Amortization Expense Deductions

This Legacy Tax Matter, which was affected by developments in June 2007 and 2008 as further described below, involves a partnership transaction which resulted in amortization expense deductions on the tax returns of Old D&B since 1997. IRS audits of Old D&B's and New D&B's tax returns for the years 1997 through 2002 concluded in June 2007 without any disallowance of the amortization expense deductions, or any other adjustments to income related to this partnership transaction. These audits resulted in the IRS issuing the Notices for other tax issues for the 1997-2000 years aggregating $9.5 million in tax and penalties, plus statutory interest of approximately $6 million, which should be apportioned among Moody's, New D&B, IMS Health and NMR pursuant to the terms of the applicable separation agreements. Moody's share of this assessment was $6.6 million including interest, net of tax. In November 2007, the IRS assessed the tax and penalties and used a portion of the deposit discussed below to satisfy the assessment, together with interest. The Company believes it has meritorious grounds to challenge the IRS's actions and is evaluating its alternatives to recover these amounts. The absence of any tax deficiencies in the Notices for the amortization expense deductions for the years 1997 through 2002, combined with the expiration of the statute of limitations for 1997 through 2002, for issues not assessed, resulted in Moody's recording an earnings benefit of $52.3 million in the second quarter of 2007. This is comprised of two components, as follows: (i) a reversal of a tax liability of $27.3 million related to the period from 1997 through the Distribution Date, reducing the provision for income taxes; and (ii) a reduction of accrued interest expense of $17.5 million ($10.6 million, net of tax) and an increase in other non-operating income of $14.4 million, relating to amounts due to New D&B. In June 2008, the statute of limitations for New D&B relating to the 2003 tax year expired. As a result, in the second quarter of 2008, Moody's recorded a reduction of accrued interest expense of $2.3 million ($1.4 million, net of tax) and an increase in other non-operating income of $6.4 million, relating to amounts due to New D&B.

On the Distribution Date, New D&B paid Moody's $55.0 million for 50% of certain anticipated future tax benefits of New D&B through 2012. It is possible that IRS audits of New D&B for tax years after 2003 could result in income adjustments with respect to the amortization expense deductions of this partnership transaction. In the event these tax benefits are not claimed or otherwise not realized by New D&B, or there is an audit adjustment, Moody's would be required, pursuant to the terms of the 2000 Distribution Agreement, to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits and its share of any tax liability that New D&B incurs. As of December 31, 2008, Moody's liability with respect to this matter totaled $48.7 million.

In March 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies with respect to the 1997 through 2002 tax years. In July 2007, New D&B and Moody's commenced procedures to recover approximately $57 million of these deposits ($24.6 million for New D&B and $31.9 million for Moody's), which represents the excess of the original deposits over the total of the deficiencies asserted in the Notices. As noted above, in November 2007 the IRS used $7.9 million of Moody's portion of the deposit to satisfy an assessment and related interest. Additionally, in the first quarter of 2008 the IRS returned to Moody's $33.1 million in connection with this matter, which includes $3.0 million of interest. In July 2008, the IRS paid Moody's the remaining $1.8 million balance of the original deposit, and in September 2008 the IRS paid Moody's $0.2 million of interest on that balance.

At December 31, 2008, Moody's has recorded liabilities for Legacy Tax Matters totaling $51.5 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

NOTE 18 **SEGMENT INFORMATION**

Beginning in January 2008, Moody's segments were changed to reflect the business Reorganization announced in August 2007. As a result of the Reorganization, the rating agency is reported in the MIS segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities, including MKMV and sales of research produced by MIS analysts and the production and sales of other products and services, are reported in the MA segment. As a result, the Company operates in two new reportable segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", beginning in January 2008.

Revenue for MIS and expenses for MA include an intersegment royalty charged to MA for the rights to use and distribute content, data and products developed by MIS. Additionally, overhead costs and corporate expenses of the Company, all of which were previously included in the former MIS segment, are allocated to each new segment based on a revenue-split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resource, information technology and legal. "Eliminations" in the table below represents intersegment royalty revenue/expense. Below is financial information by segment, MIS revenue by business unit and consolidated revenue by geographic area and total assets by segment. The effects of the change in the composition of reportable segments have been reflected throughout the accompanying financial statements.

FINANCIAL INFORMATION BY SEGMENT:

	YEAR ENDED DECEMBER 31,							
	2008				2007			
	MIS	MA	Eliminations	Consolidated	MIS	MA	Eliminations	Consolidated
Revenue	**$ 1,268.3**	**$ 550.7**	**$ (63.6)**	**$ 1,755.4**	$ 1,835.4	$ 479.1	$ (55.5)	$ 2,259.0
Expenses:								
Operating and SG&A	**636.0**	**362.2**	**(63.6)**	**934.6**	759.4	331.2	(55.5)	1,035.1
Restructuring	**(1.6)**	**(0.9)**	**—**	**(2.5)**	41.3	8.7	—	50.0
Depreciation and amortization	**33.3**	**41.8**	**—**	**75.1**	24.0	18.9	—	42.9
Total	**667.7**	**403.1**	**(63.6)**	**1,007.2**	824.7	358.8	(55.5)	1,128.0
Operating income	**$ 600.6**	**$ 147.6**	**$ —**	**$ 748.2**	$ 1,010.7	$ 120.3	$ —	$ 1,131.0

	YEAR ENDED DECEMBER 31, 2006			
	MIS	MA	Eliminations/ Corporate Items	Consolidated
Revenue	$ 1,685.6	$ 397.3	$ (45.8)	$ 2,037.1
Expenses:				
Operating and SG&A	666.1	278.4	(45.8)	898.7
Gain on sale of building	—	—	(160.6)	(160.6)
Depreciation and amortization	17.3	22.2	—	39.5
Total	683.4	300.6	(206.4)	777.6
Operating income	$ 1,002.2	$ 96.7	$ 160.6	$ 1,259.5

MIS AND MA REVENUE BY LINE OF BUSINESS

As part of the Reorganization there were several realignments within the MIS LOB as follows: Sovereign and sub-sovereign ratings, which were previously part of financial institutions; infrastructure/utilities ratings, which were previously part of CFG; and project finance, which was previously part of structured finance, were combined with the public finance business to form a new LOB called public, project and infrastructure finance or PPIF. In addition, real estate investment trust ratings were moved from FIG and CFG to the SFG business. Furthermore, in August 2008, the global managed investments ratings group which was previously part of SFG, was moved to the FIG business.

Within MA, various aspects of the legacy MIS research business and MKMV business were combined to form the subscriptions, software and consulting LOB. The subscriptions business includes credit and economic research, data and analytical models that are sold on a subscription basis; the software business includes license and maintenance fees for credit risk software products; and the consulting business includes professional services associated with risk modeling, credit scorecard development, and other specialized analytical projects, as well as credit education services that are typically sold on a per-engagement basis.

The tables below present revenue by LOB within each new segment and the related intra-segment realignment:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
MIS:			
Structured finance	**$ 411.2**	$ 873.3	$ 872.6
Corporate finance	**300.5**	411.5	335.9
Financial institutions	**263.0**	274.3	233.1
Public, project and infrastructure finance	**230.0**	220.8	198.2
Total external revenue	**1,204.7**	1,779.9	1,639.8
Intersegment royalty	**63.6**	55.5	45.8
Total	**1,268.3**	1,835.4	1,685.6
MA:			
Subscriptions	**475.9**	421.5	347.5
Software	**49.2**	39.5	36.3
Consulting	**25.6**	18.1	13.5
Total	**550.7**	479.1	397.3
Eliminations	**(63.6)**	(55.5)	(45.8)
Total MCO	**$ 1,755.4**	$ 2,259.0	$ 2,037.1

CONSOLIDATED REVENUE INFORMATION BY GEOGRAPHIC AREA

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
Revenue:			
U.S.	**$ 910.1**	$ 1,361.8	$ 1,277.8
International:			
EMEA	**603.1**	659.3	543.9
Other	**242.2**	237.9	215.4
Total International	**845.3**	897.2	759.3
Total	**$ 1,755.4**	$ 2,259.0	$ 2,037.1
Long-lived assets at December 31:			
United States	**$ 456.4**	$ 414.6	$ 283.6
International	**243.3**	37.1	22.0
Total	**$ 699.7**	$ 451.7	$ 305.6

TOTAL ASSETS BY SEGMENT

	DECEMBER 31, 2008				DECEMBER 31, 2007			
	MIS	**MA**	**Corporate Assets (a)**	**Consolidated**	**MIS**	**MA**	**Corporate Assets (a)**	**Consolidated**
Total Assets	**$ 392.4**	**692.5**	**688.5**	**$ 1,773.4**	$ 548.9	376.7	789.0	$ 1,714.6

(a) Represents common assets that are shared between each segment or utilized by the corporate entity. Such assets primarily include cash and cash equivalents, short-term investments, unallocated property and equipment and deferred tax assets.

NOTE 19 VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable allowances primarily represent adjustments to customer billings that are estimated when the related revenue is recognized. Below is a summary of activity:

YEAR ENDED DECEMBER 31,	Balance at Beginning of the Year	Additions	Write-offs and Adjustments	Balance at End of the Year
2008	**$ (16.2)**	**(39.6)**	**31.9**	**$ (23.9)**
2007	$ (14.5)	(39.3)	37.6	$ (16.2)
2006	$ (12.7)	(34.9)	33.1	$ (14.5)

NOTE 20 OTHER NON-OPERATING INCOME (EXPENSE), NET

The following table summarizes the components of other non-operating income (expense) as presented in the consolidated statements of operations:

	YEAR ENDED DECEMBER 31,		
	2008	**2007**	**2006**
FX gain/(loss)	**$ 24.7**	$ 0.2	$ —
Legacy Tax (see Note 17)	**11.0**	14.4	—
Joint venture income	**3.9**	2.2	1.4
Minority Interest	**(4.0)**	(5.3)	(3.4)
Other	**(5.8)**	(1.5)	—
Total	**$ 29.8**	$ 10.0	$ (2.0)

NOTE 21 RELATED PARTY TRANSACTIONS

Moody's Corporation made grants of $6.0 million to The Moody's Foundation (the "Foundation") in 2006. No grants were made during the years ended December 31, 2008 and 2007. The Foundation carries out philanthropic activities primarily in the areas of education and health and human services. Certain members of Moody's senior management are on the Board of the Foundation.

NOTE 22 QUARTERLY FINANCIAL DATA (UNAUDITED)

(amounts in millions, except EPS)

	THREE MONTHS ENDED			
	March 31	June 30	September 30	December 31
2008				
Revenue	**$ 430.7**	**$ 487.6**	**$ 433.4**	**$ 403.7**
Operating income	**$ 199.3**	**$ 233.7**	**$ 189.8**	**$ 125.4**
Net income	**$ 120.7**	**$ 135.2**	**$ 113.0**	**$ 88.7**
EPS:				
Basic	**$ 0.49**	**$ 0.55**	**$ 0.47**	**$ 0.38**
Diluted	**$ 0.48**	**$ 0.54**	**$ 0.46**	**$ 0.37**
2007				
Revenue	$ 583.0	$ 646.1	$ 525.0	$ 504.9
Operating income	$ 304.7	$ 363.7	$ 250.5	$ 212.1
Net income	$ 175.4	$ 261.9	$ 136.9	$ 127.3
EPS:				
Basic	$ 0.63	$ 0.97	$ 0.52	$ 0.50
Diluted	$ 0.62	$ 0.95	$ 0.51	$ 0.49

Basic and diluted EPS are computed for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans and for other purposes or as shares are repurchased. Therefore, the sum of basic and diluted EPS for each of the four quarters may not equal the full year basic and diluted EPS.

The quarterly financial data includes a $7.8 million, $2.9 million and $52.3 million benefit to net income related to the resolution of Legacy Tax Matters for the three months ended June 30, 2008, September 30, 2008 and June 30, 2007, respectively. There was a $47.8 million pre-tax restructuring charge for the three months ended December 31, 2007.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On or about February 28, 2008, the independent registered public accounting firm for the Company and the Profit Participation Plan of Moody's Corporation was changed from PricewaterhouseCoopers LLP to KPMG LLP. Information regarding this change in the independent registered public accounting firm was disclosed in our Current Report on Form 8-K dated March 5, 2008. There were no disagreements or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, as required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes In Internal Control Over Financial Reporting

Information in response to this Item is set forth under the caption "Management's Report on Internal Control Over Financial Reporting", in Part II, Item 8 of this annual report on Form 10-K.

In addition, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has determined that there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, these internal controls over financial reporting during the period covered by this report.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Except for the information relating to the executive officers of the Company set forth in Part I of this annual report on Form 10-K, the information called for by Items 10-13 is contained in the Company's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on April 28, 2009, and is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

ITEM 11. EXECUTIVE COMPENSATION

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the Company's independent registered public accounting firm. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its chair to pre-approve other audit and permissible non-audit services up to $50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee chair report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2008, the Audit Committee approved all of the services provided by the Company's independent registered public accounting firm, which are described below.

AUDIT FEES

The aggregate fees for professional services rendered for (i) the integrated audit of the Company's annual financial statements for the years ended December 31, 2008 and 2007, (ii) the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and (iii) statutory audits of non-U.S. subsidiaries, were approximately $1.8 million and $2.6 million in 2008 and 2007, respectively. These fees included amounts accrued but not billed of $0.9 million and $0.2 million in 2008 and 2007, respectively. All 2008 fees were attributable to KPMG LLP and all 2007 fees were attributable to PricewaterhouseCoopers LLP.

AUDIT-RELATED FEES

The aggregate fees billed for audit-related services rendered to the Company were approximately $0.2 million and $0.1 million for the years ended December 31, 2008 and 2007, respectively. Such services included employee benefit plan audits and consultations concerning financial accounting and reporting standards. All 2008 fees were attributable to KPMG LLP and all 2007 fees were attributable to PricewaterhouseCoopers LLP.

TAX FEES

The aggregate fees for professional services rendered for tax services rendered by the auditors for the years ended December 31, 2008 and 2007 were $0 and $0, respectively.

ALL OTHER FEES

The aggregate fees billed for all other services rendered to the Company by KPMG LLP for the year ended December 31, 2008 was $0.3 million primarily relating to accounting and payroll services prior to their appointment as independent auditors and $6,000 by PricewaterhouseCoopers LLP for the year ended December 31, 2007 principally related to accounting research software.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

LIST OF DOCUMENTS FILED AS PART OF THIS REPORT.

(1) Financial Statements.
See Index to Financial Statements on page 55, in Part II. Item 8 of this Form 10-K.

(2) Financial Statement Schedules.
None.

(3) Exhibits.
See Index to Exhibits on pages 101-106 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOODY'S CORPORATION
(Registrant)

By: /s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.,
Chairman of the Board and Chief Executive Officer
(principal executive officer)

/s/ LINDA S. HUBER

Linda S. Huber,
Executive Vice President and Chief Financial Officer
(principal financial officer)

/s/ JOSEPH MCCABE

Joseph McCabe,
Senior Vice President—Corporate
Controller (principal accounting officer)

/s/ BASIL L. ANDERSON

Basil L. Anderson,
Director

/s/ ROBERT R. GLAUBER

Robert R. Glauber,
Director

/s/ EWALD KIST

Ewald Kist,
Director

/s/ CONNIE MACK

Connie Mack,
Director

/s/ HENRY A. MCKINNELL, JR.

Henry A. McKinnell, Jr. Ph.D.,
Director

/s/ NANCY S. NEWCOMB

Nancy S. Newcomb,
Director

/s/ JOHN K. WULFF

John K. Wulff,
Director

/s/ DARRELL DUFFIE

Darrell Duffie,
Director

Date: February 27, 2009

INDEX TO EXHIBITS

S-K EXHIBIT NUMBER

3 **Articles Of Incorporation And By-laws**

.1 Restated Certificate of Incorporation of the Registrant dated June 15, 1998, as amended effective June 30, 1998, as amended effective October 1, 2000, and as further amended effective April 26, 2005 (incorporated by reference to Exhibit 3.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000, and Exhibit 3.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 27, 2005)

.2 Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 25, 2008)

4 **Instruments Defining The Rights Of Security Holders, Including Indentures**

.1 Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.2 Note Purchase Agreement, dated September 30, 2005, by and among Moody's Corporation and the Note Purchasers party thereto, including the form of the 4.98% Series 2005-1 Senior Unsecured Note due 2015 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 5, 2005).

.3 Note Purchase Agreement, dated September 7, 2007, by and among Moody's Corporation and the Note Purchasers party thereto, including the form of the Series 2007-1 Note (incorporated by reference to Exhibit 4.1 of the Report on Form 8-K of the Registrant file number 1-14037, filed September 13, 2007)

.4 Five-Year Credit Agreement dated as of September 28, 2007, among Moody's Corporation, the Borrowing Subsidiaries Party Hereto, the Lenders Party Hereto, Citibank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and JPMorgan Chase Bank, N.A., as Documentation Agent (incorporated by reference to Exhibit 99.1 to the Report on Form 8-K of the Registrant file number 1-14037, filed October 4, 2007)

.5 Five-Year Credit Agreement dated as of May 7, 2008, with JPMorgan Chase Bank, N.A., as administrative agent, Bank of China and Fifth Third Bank, as co-syndication agents, Barclays Commercial Bank, as documentation agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Commerce Bank, N.A., as co-agents, J.P. Morgan Securities, Inc., as lead arranger and bookrunner, and the lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 8, 2008)

10 **Material Contracts**

.1 Distribution Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

S-K EXHIBIT NUMBER

.2 Tax Allocation Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.3 Employee Benefits Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.4 Intellectual Property Assignments, dated as of September 1, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.5† Profit Participation Benefit Equalization Plan of Moody's Corporation (incorporated by reference to Exhibit 10.11 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000)

.6*† The Moody's Corporation Nonfunded Deferred Compensation Plan for Non-Employee Directors (as amended December 16, 2008)

.7† 1998 Moody's Corporation Replacement Plan for Certain Non-Employee Directors Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000)

.8† 1998 Moody's Corporation Replacement Plan for Certain Employees Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.14 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000)

.9*† 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (as amended and restated on April 23, 2001; amended October 23, 2006 and December 15, 2008)

.10† 1998 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000).

.11† Moody's Corporation Career Transition Plan (incorporated by reference to Exhibit 10.17 to Registrant's Annual Report on Form 10-K, file number 1-14037, filed March 15, 2001)

.12 Distribution Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q, filed August 14, 1998)

.13† Moody's Corporation Deferred Compensation Plan, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant file number 1-14037, filed October 26, 2007)

.14 Form of separation agreement and general release used by the Company in connection with its Career Transition Plan. (incorporated by reference to Exhibit 99.1 to Form 8-K filed November 20, 2007)

S-K EXHIBIT NUMBER

.15 Commercial Paper Dealer Agreement between Moody's Corporation and Goldman, Sachs & Co., dated as of October 3, 2007 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant file number 1-14037, filed October 9, 2007)

.16 Commercial Paper Dealer Agreement between Moody's Corporation and Morgan Stanley & Co. Incorporated, dated as of October 3, 2007 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant file number 1-14037, filed October 9, 2007)

.17 Commercial Paper Dealer Agreement between Moody's Corporation and Citigroup Global Markets Inc., dated as of October 3, 2007 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant file number 1-14037, filed October 9, 2007)

.18 Issuing and Paying Agency Agreement dated as of September 28, 2007, between Moody's Corporation and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.8 to the Report on Form 10-Q of the Registrant file number 1-14037, filed November 2, 2007)

.19 Form of Assumption Agreement among Moody's Corporation, JP Morgan Chase Bank as Administrative Agent, and each lender signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 10-Q of the Registrant file number 1-14037, filed May 3, 2007)**

.20*† Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (amended December 15, 2008)

.21 Tax Allocation Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q, filed August 14, 1998)

.22 Employee Benefits Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q, filed August 14, 1998)

.23 Distribution Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996 file number 1-7155, filed March 27, 1997)

.24 Tax Allocation Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996 file number 1-7155, filed March 27, 1997)

S-K EXHIBIT NUMBER

.25	Employee Benefits Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(z) to the Annual Report on Form 10-K of R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) for the year ended December 31, 1996, file number 1-7155, filed March 27, 1997)
.26	Agreement and Plan of Merger and Stock Purchase Agreement, dated as of February 10, 2002, by and among Moody's Corporation, XYZ Acquisition LLC, KMV LLC, KMV Corporation and the principal members of KMV LLC and the shareholders of KMV Corporation identified therein (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 22, 2002)
.27	Note Purchase Agreement, dated as of October 3, 2000, among the Registrant and the purchasers named therein (incorporated by reference to Exhibit 10.25 to the Report on Form 10-K of the Registrant, file number 1-14037, filed March 21, 2003)
.28	Form of 7.61% Senior Notes due 2005 (incorporated by reference to Exhibit 10.25 to the Report on Form 10-K of the Registrant, file number 1-14037, filed March 21, 2003)
.29†	Form of Employee Non-Qualified Stock Option and Restricted Stock Grant Agreement for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Report on Form 10-Q of the Registrant, file number 1-14037, filed November 3, 2004)
.30†	Form of Non-Employee Director Restricted Stock Grant Agreement for the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (as amended on April 23, 2001) (incorporated by reference to Exhibit 10.3 to the Report on Form 10-Q of the Registrant, file number 1-14037, filed November 3, 2004)
.31†	2004 Moody's Corporation Covered Employee Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to the Report on Form 10-Q of the Registrant, file number 1-14037, filed November 3, 2004)
.32†	Description of Bonus Terms under the 2004 Moody's Corporation Covered Employee Cash Incentive Plan (incorporated by reference to Exhibit 10.5 to the Report on Form 10-Q of the Registrant, file number 1-14037, filed November 3, 2004)
.33†	Director Compensation Arrangements (incorporated by reference to Exhibit 10.1 to the Report on Form 10-Q of the Registrant, file number 1-14037, filed May 2, 2006)
.34	Agreement of Lease, dated as of September 7, 2006, between the Registrant and 7 World Trade Center, LLC (incorporated by reference to Exhibit 10.1 to the Report on Form 10-Q of the Registrant, file number 1-14037, filed November 2, 2006)
.35	Agreement for Lease dated February 6, 2008, among CWCB Properties (DS7) Limited, CWCB Properties (DS7) Limited, Canary Wharf Holdings Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant file number 1-14037, filed February 12, 2008)

S-K EXHIBIT NUMBER

.36 Storage Agreement for Lease dated February 6, 2008 among Canary Wharf (Car Parks) Limited, Canary Wharf Holdings Limited, Canary Wharf Management Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant filed number 1-14037, filed February 12, 2008)

.37 Purchase and Sale Agreement, dated as of November 20, 2006, between Moody's Holdings, Inc. and 99 Church Investors LLC (incorporated by reference to Exhibit 99.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed November 22, 2006)

.38* Moody's Corporation 1999 Employee Stock Purchase Plan (as amended and restated December 15, 2008) (formerly, The Dun & Bradstreet Corporation 1999 Employee Stock Purchase Plan)

.39† Supplemental Executive Benefit Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K, File number 1-14037, Filed February, 29, 2008)

.40† Pension Benefit Equalization Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K, File number 1-14037, Filed February, 29, 2008)

.41† Moody's Corporation Retirement Account, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K, File number 1-14037, Filed February, 29, 2008)

.42† Profit Participation Plan of Moody's Corporation, amended and restated as of January 1, 2007 (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K, File number 1-14037, Filed February, 29, 2008)

.43 Agreement of Lease between Moody's Investors Service Limited and CWCB Properties (DS7) Limited, dated February 6, 2008 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 12, 2008).

.44 Storage Agreement for Lease between Moody's Investors Service Limited and Canary Wharf (Car Parks) Limited (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 12, 2008)

.45 Moody's Corporation Career Transition Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 8, 2008)

.46*† Moody's Corporation Cafeteria Plan, effective January 1, 2008

S-K EXHIBIT NUMBER		
	.47	Separation Agreement and general release between the Company and Jeanne Dering, dated February 20, 2008 (incorporated by reference to Exhibit 10.44 to the Registrant's Annual Report on Form 10-K, File number 1-14037, Filed February 29, 2008)
	.48	Separation Agreement and general release between the Company and Brian M. Clarkson, dated May 7, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, File number 1-14037, Filed August 4, 2008)
16	**LETTER REGARDING CHANGE IN CERTIFYING ACCOUNTANT**	
	.1	Letter from PricewaterhouseCoopers LLP, dated March 5, 2008 (incorporated by reference to Exhibit 16.1 to the Report on Form 8-K of the Registrant file number 1-14037, filed February 12, 2008)
21*	**SUBSIDIARIES OF THE REGISTRANT List of Active Subsidiaries as of December 31, 2008**	
23	**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS**	
	.1*	Consent of KPMG LLP
	.2*	Consent of PricewaterhouseCoopers LLP
31	**CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**	
	.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	**CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**	
	.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934)
	.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934)

* Filed herewith

** As permitted under the Company's Credit Agreement dated as of September 1, 2004, the Company increased the aggregate amount of the Facility's commitment from $160 million to $500 million by entering into assumption agreements with the several lenders. In accordance with Instruction 2 to Item 601 of Regulation S-K, the Company has filed only one such assumption agreement as the other agreements are substantially identical in all material respects except as to the parties thereto, the dates of execution and the amount of the assumed commitment of each respective lender, all of which are detailed in the Schedule to Exhibit 10.1.

† Management contract or compensatory plan or arrangement

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

LIST OF ACTIVE SUBSIDIARIES AS OF DECEMBER 31, 2008

U.S. Entities

	Name	Jurisdiction
1	Moody's Wall Street Analytics International LLC	California
2	Moody's Wall Street Analytics, Inc.	California
3	Fermat Inc.	Delaware
4	MIS Quality Management Corp.	Delaware
5	Moody's Advisors Inc.	Delaware
6	Moody's Analytics, Inc.	Delaware
7	Moody's Assureco, Inc.	Delaware
8	Moody's Corporation	Delaware
9	Moody's Credit Quotes Inc.	Delaware
10	Moody's Evaluations Inc.	Delaware
11	Moody's Investors Service, Inc.	Delaware
12	Moody's Overseas Holdings, Inc.	Delaware
13	Moody's Risk Services Corp.	Delaware
14	Moody's Assurance Company, Inc.	New York

Foreign Entities

	Name	Jurisdiction
15	Moody's Latin America Calificadora de Riesgo S.A.	Argentina
16	Fermat Australia Pty. Ltd.	Australia
17	MIS Funds Pty. Ltd.	Australia
18	Moody's Analytics Australia Pty. Ltd.	Australia
19	Moody's Credit Quotes Australia Pty. Ltd.	Australia
20	Moody's Group Australia Pty. Ltd.	Australia
21	Moody's Investors Service Pty. Ltd.	Australia
22	Fermat Finance SPRL	Belgium
23	Fermat International SA	Belgium
24	Fermatsa Servicosde Informatica LTDA.	Brazil
25	Moody's America Latina Ltda.	Brazil
26	Moody's Analytics do Brasil Ltda.	Brazil
27	Moody's Central Europe (BVI) Ltd.	British Virgin Islands
28	Moody's China (BVI) Ltd.	British Virgin Islands
29	Moody's Dubai (BVI) Ltd.	British Virgin Islands
30	Moody's Holdings (BVI) Ltd.	British Virgin Islands
31	Moody's Indonesia (BVI) Ltd.	British Virgin Islands
32	Moody's Investors Service (BVI) Ltd.	British Virgin Islands
33	Moody's Israel Holdings, Inc.	British Virgin Islands
34	Moody's Latin America Holding Corp.	British Virgin Islands
35	Moody's South Africa (BVI) Ltd.	British Virgin Islands
36	Moody's Analytics Canada Inc.	Canada
37	Moody's Canada, Inc.	Canada
38	Fermat (Bejing) Software Co. Ltd.	China
39	Moody's Investors Service Beijing, Inc.	China

	Name	Jurisdiction
40	Moody's Software Development (Shenzhen) Ltd.	China
41	Moody's Investors Service Cyprus Ltd.	Cyprus
42	Moody's Central Europe A.S.	Czech Republic
43	Fermat FZ LLC	Dubai
44	Moody's Analytics (DIFC) Limited	Dubai
45	Moody's Middle East Ltd.	Dubai
46	Fermat SAS	France
47	Moody's Analytics France SAS	France
48	Moody's France S.A.S.	France
49	Moody's Group France SAS	France
50	Fermat GmBH	Germany
51	Moody's Analytics Deutschland GmbH	Germany
52	Moody's Deutschland GmbH	Germany
53	Moody's Group Deutschland GmbH	Germany
54	Moody's Company Hong Kong Ltd.	Hong Kong
55	ENB Consulting (Asia) Limited	Hong Kong
56	Fermat Limited	Hong Kong
57	Moody's Analytics Hong Kong Ltd.	Hong Kong
58	Moody's Asia Pacific Ltd.	Hong Kong
59	Moody's Investors Service Hong Kong Ltd.	Hong Kong
60	Moody's Investment Co. India Pvt. Ltd.	India
61	PT Moody's Indonesia	Indonesia
62	Moody's Analytics Ireland Ltd.	Ireland
63	Moody's Finance Company Ireland	Ireland
64	Fermat Limited	Israel
65	Midroog Ltd.	Israel
66	Moody's Italia S.r.l.	Italy
67	Moody's Analytics Japan KK	Japan
68	Moody's Group Japan GK	Japan
69	Moody's Japan Kabushiki Kaisha	Japan
70	Moody's Interfax Rating Agency, Kazakhstan Ltd.	Kazakhstan
71	Fermat Co. Ltd.	Korea
72	Korea Investors Service, Inc.	Korea
73	Moody's Investors Service (Korea) Inc.	Korea
74	MIS Cyprus Ltd. Luxembourg Branch	Luxembourg
75	Moody's Group Luxembourg Sarl	Luxembourg
76	Moody's Mauritius Holdings Inc.	Mauritius
77	Administraci6n de Calificadora S.A.	Mexico
78	Moody's de Mexico S.A. de C.V.	Mexico
79	Fermat S.p.z.o.o.	Poland
80	Moody's Eastern Europe LLC	Russia
81	Moody's Interfax Rating Agency Ltd.	Russia
82	ENB Consulting Asia (Singapore) Pte. Limited	Singapore
83	Fermat Private Ltd.	Singapore
84	Moody's Analytics Singapore Pte. Ltd.	Singapore
85	Moody's Asia-Pacific Group (Singapore) Pte. Ltd.	Singapore
86	Moody's Investors Service Singapore Pte. Ltd.	Singapore
87	Moody's Singapore Pte. Ltd.	Singapore
88	Moody's Investors Service (South Africa) Pty. Ltd.	South Africa
89	Moody's Investors Service Espana, S.A.	Spain
90	Moody's Taiwan Corporation	Taiwan

	Name	Jurisdiction
91	Economy.com (UK) Ltd.	U.K.
92	Moody's Holdings Ltd.	U.K.
93	Moody's Investors Service Ltd.	U.K.
94	Moody's Analytics UK Ltd.	UK
95	Moody's Wall Street Analytics UK Ltd.	UK
96	Moody's Interfax Rating Agency Ukraine LLC	Ukraine
97	ENB Consulting Ltd.	United Kingdom
98	Moody's Finance Company UK Ltd.	United Kingdom
99	Moody's Group UK Ltd.	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Moody's Corporation

We consent to the incorporation by reference in the registration statements on form S-8 (No. 333-145127, No. 333-126564, No. 333-103496, No. 333-47848, No. 333-81121, No. 333-68555, No. 333-64653, No. 333-60737, No. 333-57915, No. 333-57267) of Moody's Corporation of our report dated February 27, 2009, with respect to the consolidated balance sheet of Moody's Corporation as of December 31, 2008, and the related consolidated statements of operations, cash flows and stockholders' deficit, for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Moody's Corporation.

/s/ KPMG LLP

KPMG LLP
New York, New York

February 27, 2009

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Moody's Corporation

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-57267, 333-57915, 333-60737, 333-64653, 333-68555, 333-81121, 333-47848, 333-103496, 333-126564 and 333-145127) of Moody's Corporation (formerly known as The Dun & Bradstreet Corporation) of our report dated February 28, 2008, except for the effects of the change in the composition of reportable segments as discussed in Note 18 as to which the date is February 27, 2009, relating to the financial statements, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York

February 27, 2009

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond W. McDaniel, Jr., Chairman and Chief Executive Officer of Moody's Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Moody's Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

February 27, 2009

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda S. Huber, Executive Vice President and Chief Financial Officer of Moody's Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Moody's Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 27, 2009

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Moody's Corporation on Form 10-K for the year ended December 31, 2008 as filed with the SEC on the date hereof (the "Report"), I, Raymond W. McDaniel, Jr., Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

February 27, 2009

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Moody's Corporation on Form 10-K for the year ended December 31, 2008 as filed with the SEC on the date hereof (the "Report"), I, Linda S. Huber, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 27, 2009

MOODY'S CORPORATE INFORMATION

CORPORATE OFFICE

7 World Trade Center at
250 Greenwich Street
New York, NY 10007
Telephone: 212-553-0300
www.moodys.com

TRANSFER AGENT, REGISTRAR

BNY Mellon Shareowner Services
Investor Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

Telephone within the U.S.:
866–225–9470

Telephone outside the U.S.:
201–680–6578

Hearing Impaired: 1–800–231–5469

Online Shareholder Account Information:
Website: https://vault.bnymellon.com/isd
Email: shrrelations@bnymellon.com

INDEPENDENT ACCOUNTANTS

KPMG LLP
345 Park Avenue
New York, NY 10154

FORM 10-K AND OTHER REPORTS: CORPORATE GOVERNANCE

The Form 10-K, along with other Moody's SEC filings and corporate governance documents, are available without charge on http://ir.moodys.com.

The Company has filed its annual report on Form 10-K for the year ended December 31, 2008 with the Securities and Exchange Commission. **A copy of the Form 10-K is available, without charge, upon request to the Investor Relations Department at the Corporate Office above.**

The Company has submitted to the New York Stock Exchange the Chief Executive Officer's certification that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. The Company has filed the Chief Executive Officer and Chief Financial Officer certifications as exhibits to the most recently filed Form 10-K, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 required to be filed with the SEC.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO".

INVESTOR RELATIONS

Liz Zale
Vice President, Investor Relations
212–553–1633
ir@moodys.com
Website: http://ir.moodys.com

Moody's Environmental Programs

Moody's places great value on stewardship of the environments in which we live and work, and has implemented policies and programs that support more efficient use of natural resources. Examples of steps we've taken to reduce the impact of our businesses on the environment include:

- LEED (Leadership in Energy and Environmental Design) certification, or local equivalent, for new office sites that house the majority of our employees
- Use of energy-saving lighting control systems, water-conserving plumbing fixtures, and recyclable furniture, carpet, wood and stone
- Support for use of public transport and alternative transport (e.g., bicycles)
- Use of eco-friendly cleaning products
- Recycling of technology equipment
- Substitution of tele- and videoconferencing for travel, whenever practicable



All paper in this report is certified to the Forest Stewardship Council (FSC) standards. The 10-K of this report is printed on 30% recycled paper.


Mixed Sources
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Concept and Design: Ideas On Purpose / www.ideasonpurpose.com / **Printing:** Hennegan

MOODY'S CORPORATION

7 World Trade Center at
250 Greenwich Street
New York, NY 10007

